Exhibit (a)(3)(1)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. THIS DOCUMENT CONTAINS A PROPOSAL WHICH, IF IMPLEMENTED, WILL RESULT IN THE CANCELLATION OF THE LISTING OF FREELINE THERAPEUTICS HOLDINGS PLC’S ADSs ON THE NASDAQ CAPITAL MARKET. PART III (EXPLANATORY STATEMENT) OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT 2006.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, attorney, solicitor, accountant or other independent professional adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, is an appropriately authorised independent financial adviser.

If you sell, or have sold or otherwise transferred all of your Freeline Shares or Freeline ADSs, please send this document (but not any accompanying personalised documents) at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or otherwise transferred part of your holding of Freeline Shares or Freeline ADSs, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

The distribution of this document in jurisdictions other than the United Kingdom and United States may be restricted by the laws of those jurisdictions, and therefore persons into whose possession this document and any accompanying documents come should inform themselves about, and observe, any such restrictions. Any failure to comply with those restrictions may constitute a violation of the securities laws of any such jurisdiction.

The accompanying Forms of Proxy and ADS Voting Instruction Card are personalised. If you have recently purchased or been transferred Freeline Shares or Freeline ADSs, you should contact Freeline’s registrar, Computershare, on the telephone number set out on page 37 of this document to obtain replacements for these documents.

Recommended acquisition of

FREELINE THERAPEUTICS HOLDINGS PLC

by

BIDCO 1354 LIMITED

to be effected by means of a

scheme of arrangement under Part 26 of

the Companies Act 2006

Freeline Shareholders and Freeline ADS Holders should read carefully the whole of this document and the accompanying Forms of Proxy (or, if applicable, the ADS Voting Instruction Card). Your attention is drawn to the letter from the Special Committee of Freeline in Part I (Letter from the Special Committee of Freeline Therapeutics Holdings plc) of this document, which contains the unanimous recommendation of the Special Committee that you vote in favour of the Scheme at the Court Meeting and in favour of the Resolution to be proposed at the General Meeting. An explanatory statement explaining the Scheme in greater detail is set out in Part III (Explanatory Statement) of this document.

Notices of the Court Meeting and the General Meeting, both of which are to be held at the offices of Freeline’s solicitors, Skadden, at 22 Bishopsgate, London, EC2N 4BQ on 12 February 2024, are set out at the beginning of this document. The Court Meeting will start at 2.30 p.m. (GMT) and the General Meeting will start at 2.45 p.m. (GMT) (or as soon thereafter as the Court Meeting has been concluded or adjourned).

The action to be taken by Freeline Shareholders in respect of the Court Meeting and General Meeting is set out on pages 24 to 25. Whether or not you intend to be present at the Court Meeting and/or the General Meeting, please complete and sign both Forms of Proxy accompanying this document, BLUE for the Court Meeting and WHITE for the General Meeting, in accordance with the instructions set out on pages 173 to 175 of this document (Notice of Court Meeting) and pages 176 to 182 of this document (Notice of General Meeting) return them using the prepaid envelope provided to Freeline’s registrar, Computershare, as soon as possible, and in any event so as to be received by Computershare at The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, United Kingdom not later than 2.30 p.m. (GMT) on 8 February 2024 in the case of the Court Meeting and not later than 2.45 p.m. on 8 February 2024 in the case of the General Meeting or, in the case of any adjournment, not later than 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the holding of the adjourned meeting. Alternatively, the Form of Proxy for the Court Meeting (but not the General Meeting) may be handed to the Chairman of the Court Meeting at the commencement of that meeting. Forms of Proxy returned by fax will not be accepted. You can also lodge your proxy vote online at www.eproxyappointment.com, so as to be received not later than 48 hours before the relevant meeting. The return of a completed Form of Proxy, the electronic appointment of a proxy or the submission of a proxy via CREST will not prevent you from attending the Court Meeting and/or the General Meeting, or any adjournment thereof, and voting in person if you so wish and if you are entitled to do so.

Freeline ADS Holders will not be entitled to attend the Court Meeting or the General Meeting in person or by proxy or vote directly on the Scheme. Freeline ADS Holders are asked to complete and return their ADS Voting Instruction Cards in accordance with the instructions on the ADS Voting Instruction Card as soon as possible, and in any event so that it is received by no later than 10.00 a.m. (Eastern Standard time) on 6 February 2024, or, if either the Court Meeting or the General Meeting is adjourned, such later date as may be notified by the Depositary. If you hold such Freeline ADSs indirectly, you must rely on the procedures of the broker, bank or other nominee through which you hold your Freeline ADSs.

This document is dated 18 January 2024 and is first being mailed to Freeline Shareholders on or about 18 January 2024.

If you hold your Freeline Shares in uncertificated form through CREST, you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes to the notice of the General Meeting set out at the end of this document). Proxies submitted via CREST (under CREST participant ID 3RA50) must be received by Computershare not later than 2.30 p.m. (GMT) on 8 February 2024 in the case of the Court Meeting and not later than 2.45 p.m. (GMT) on 8 February 2024 in the case of the General Meeting or, in the case of any adjournment, not later than 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the holding of the adjourned meeting.

Capitalised words and phrases used in this document shall have the meanings given to them in Part VIII (Definitions).

IMPORTANT NOTICE

This document has been prepared for the purposes of complying with English law and U.S. securities law and the information disclosed herein may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any other jurisdiction.

The distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law, and therefore, persons into whose possession this document comes should inform themselves about, and should observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer or an invitation to purchase or subscribe for any securities, or a solicitation of an offer to buy any securities, pursuant to the document or otherwise, in any jurisdiction in which such offer or solicitation is unlawful.

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Nothing contained in this document shall be deemed to be a forecast and service of this document shall not give rise to any implication that there has been no change in the facts set out in this document since such date. Nothing contained in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of Freeline, Bidco or any Syncona Person except where otherwise expressly stated. Neither Freeline nor Bidco nor any Syncona Person intends, or undertakes any obligation, to update information contained in this document, except as required by applicable law.

No person has been authorised to make any representations on behalf of Freeline, the Freeline Group, Bidco, or any other Syncona Person concerning the Acquisition or the Scheme which are inconsistent with the statements contained in this document and any such representations, if made, may not be relied upon as having been authorised.

WARNING REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding the anticipated benefits of the Acquisition and the expected time of effectiveness of the Acquisition are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to Freeline, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including (1) the Acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of requisite approvals by Freeline Shareholders and the sanction of the Scheme by the Court, which conditions may not be satisfied or waived; (2) uncertainties as to the timing of the consummation of the Acquisition and the ability of each party to consummate the Acquisition; (3) the risk that the Acquisition disrupts the parties’ current operations or affects their ability to retain or recruit key employees; (4) the possible diversion of management time on acquisition-related issues; (5) litigation relating to the acquisition; (6) unexpected costs, charges or expenses resulting from the Acquisition; and (7) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Acquisition. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Freeline cannot guarantee that any forward-looking statement will be realised. Should known or unknown risks or uncertainties materialise or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in Freeline’s Annual Report on Form 20-F for the fiscal year ended 31 December 2022, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of Freeline’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this document are made only as of the date hereof. Freeline does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. To the extent that any of the periodic reports incorporated by reference in this document contain references to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, Freeline notes that these safe harbour provisions do not apply to any forward-looking statements Freeline makes in connection with the going-private transaction described in this document.

INFORMATION FOR OVERSEAS SHAREHOLDERS

The release, publication or distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom or the United States or who are subject to the laws of another jurisdiction to vote their Scheme Shares in respect of the Scheme at the Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. This document has been prepared for the purpose of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom and the United States.

Copies of this document and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition.

If the Acquisition is implemented by way of a Takeover Offer, the Takeover Offer may not (unless otherwise permitted by applicable law and regulation) be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Acquisition will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

NOTICE TO UNITED STATES FREELINE SHAREHOLDERS

The Acquisition relates to the shares of a UK company and is being made by means of a scheme of arrangement provided for under Part 26 of the Act. The Acquisition is to be implemented by way of a scheme of arrangement. If, in the future, Bidco exercises its right to elect to implement the Acquisition by way of a Takeover Offer, subject to the terms of the Implementation Agreement, and determines to extend the Takeover Offer into the U.S., the Acquisition will be made in compliance with applicable U.S. laws and regulations.

It may be difficult for U.S. Freeline Shareholders and Freeline ADS Holders to enforce their rights and any claim arising out of the U.S. federal securities laws, because Freeline is located outside of the U.S., and some or all of its officers and directors are residents of countries outside of the U.S. Freeline Shareholders and Freeline ADS Holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

U.S. Freeline Shareholders and Freeline ADS Holders also should be aware that the transaction contemplated herein may have tax consequences in the U.S. A summary of certain United Kingdom and United States taxation consequences of the implementation of the Scheme for certain Freeline Shareholders and Freeline ADS Holders is set out in paragraph 10 of Part VI (Additional Information) of this document. U.S. Freeline Shareholders and Freeline ADS Holders are urged to consult with legal, tax and financial advisers in connection with making a decision regarding this transaction.

PUBLICATION ON WEBSITE

A copy of this document, together with all information incorporated into this document by reference to another source, will be made available, subject to certain restrictions relating to persons resident in, or subject to the laws and/or regulations, of any Restricted Jurisdiction or resident in any jurisdiction where the extension or availability of the Acquisition would breach any applicable law, on Freeline’s website, at https://freeline.life/investors/sec-filings, on the date following publication of this document. For the avoidance of doubt, neither the contents of such website nor the contents of any website accessible from hyperlinks on such website (or any other websites referred to in this document) are incorporated into, or form part of, this document.

ROUNDING

Certain figures included in this document have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures that precede them.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders. Therefore, whether or not you plan to attend the Meetings, please complete and sign both the enclosed BLUE and WHITE Forms of Proxy, or deliver your voting instructions by one of the other methods mentioned below, as soon as possible.

Date

This document is published on 18 January 2024.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time/date(1)
ADS Voting Record Time	5.00 p.m. (Eastern Standard time) on 12 January 2024

Publication of this document

Latest time for Freeline ADS Holders to cancel out of the Freeline ADS programme and receive Freeline Shares ahead of the Scheme Voting Record Time	4.00 p.m. (Eastern Standard time) on 22 January 2024

Latest time for receipt of ADS Voting Instruction Cards for the Meetings	10.00 a.m. (Eastern Standard time) on 6 February 2024

Latest time for lodging Forms of Proxy for use at the Court Meeting (BLUE Form of Proxy)	2.30 p.m. (GMT) on 8 February 2024(2)

Latest time for lodging Forms of Proxy for use at the General Meeting (WHITE Form of Proxy)	2.45 p.m. (GMT) on 8 February 2024(3)

Scheme Voting Record Time	6.00 p.m. (GMT) on 8 February 2024(4)

Court Meeting	2.30 p.m. (GMT) on 12 February 2024

General Meeting	2.45 p.m. (GMT) on 12 February 2024(5)

The expected date of the Court Hearing to sanction the Scheme and each of the other dates and times set out below will depend, amongst other things, on the date on which the conditions to the Scheme and the Acquisition are satisfied or, if capable of waiver, waived. They are accordingly presented as indicative and referable to the date on which those conditions are satisfied or waived (as the case may be). Further details of the conditions are set out in Part IV (Conditions to and Further Terms of the Scheme and the Acquisition) of this document.

Freeline will give notice of each of the below dates and times, when known, by issuing an announcement through GlobeNewswire or another national news wire service and by making such announcement available on Freeline’s website https://freeline.life/investors/sec-filings. Further updates or changes to other times or dates indicated below shall be notified in the same manner.

Latest time for Freeline ADS Holders to cancel out of the Freeline ADS programme and receive Freeline Shares ahead of the Scheme Record Time	4.00 p.m. (Eastern Standard time) on D – 4 Business Days

Last day of trading in Freeline ADSs on Nasdaq	D

Court Hearing to sanction the Scheme	D

Scheme Record Time	6.00 p.m. (GMT) on D

Effective Date of the Scheme	D+2 Business Days(6)

Suspension of trading in Freeline ADSs on Nasdaq	by 8.00 a.m. (Eastern Standard time) on D+2 Business Days(6)

Cancellation of listing of Freeline ADSs on Nasdaq	D+11 days

Despatch of cheques and crediting of CREST for Consideration due under the Scheme	as soon as practicable after the Effective Date and in any event within 14 days of the Effective Date

Long Stop Date	22 May 2024(7)

The Court Meeting and the General Meeting will each be held at the offices of Freeline’s solicitors, Skadden, at 22 Bishopsgate, London, EC2N 4BQ, at 2.30 p.m. (GMT) and 2.45 p.m. (GMT), respectively, on 12 February 2024.

(1)

These times and dates are indicative only and will depend, amongst other things, on the dates upon which: (i) the Conditions are satisfied or (where applicable) waived; (ii) the Court sanctions the Scheme; and (iii) a copy of the Court Order is delivered to the Registrar of Companies. Freeline will give notice of any change(s) by issuing an announcement through GlobeNewswire or other national news wire service.

(2)

It is requested that blue Forms of Proxy for the Court Meeting be lodged not later than 2.30 p.m. (GMT) on 8 February 2024 or, if the Court Meeting is adjourned, not later than 48 hours before the time appointed for the holding of the adjourned meeting. However, blue Forms of Proxy not so lodged may be handed to the Chairman of the Court Meeting before the start of the Court Meeting.

(3)

White Forms of Proxy for the General Meeting must be lodged not later than 2.45 p.m. (GMT) on 8 February 2024 in order to be valid or, if the General Meeting is adjourned, not later than 48 hours before the time appointed for the holding of the adjourned meeting. White Forms of Proxy cannot be handed to the Chairman of the General Meeting at that meeting.

(4)

If either of the Meetings is adjourned, the Scheme Voting Record Time for the relevant adjourned meeting will be 6.00 p.m. (GMT) on the date 48 hours (excluding any part of a day that is not a working day) before the date set for the adjourned meeting.

(5)	To commence at 2.45 p.m. (GMT) or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(6)	These dates depend, amongst other things, on the date upon which the Court sanctions the Scheme and the date which the Court Order sanctioning the Scheme is delivered to the Registrar of Companies.

(7)	This date may be extended to such date as Freeline and Bidco may agree and the Court (if required) may allow.

All references in this timetable to times are to times in London (unless otherwise stated).

SUMMARY

This summary highlights selected information contained in this document, including with respect to the Implementation Agreement, the Scheme and the Acquisition. You are encouraged to, and you should, carefully read this entire document, its annexes and the documents referred to or incorporated by reference, as this summary may not contain all of the information that may be important to you in determining how to vote. You may obtain the information incorporated by reference into this document without charge by following the instructions under the section entitled “Availability of Information” in paragraph 11 of Part II (US Special Factors).

Summary of the Terms of the Acquisition

On 22 November 2023, Bidco and Freeline entered into the Implementation Agreement. A copy of the Implementation Agreement is attached hereto as Annex A. The Implementation Agreement provides, amongst other things, for the acquisition of Freeline by Bidco, a wholly owned subsidiary of Syncona, of all of the issued and to be issued share capital of Freeline (other than the Excluded Shares) for cash by means of the Scheme. Upon consummation of the Acquisition, Freeline will become a wholly owned portfolio company of the Syncona group.

The Acquisition, which will be on the terms and subject to the conditions described in detail in this document, will be made on the following basis:

for each Scheme Share	USD 0.433333 in cash

•

Based on the exchange rate of approximately GBP 1: USD 1.2631 on the Latest Practicable Date prior to the date of this document), the terms of the Acquisition valued each Freeline Share at USD 0.433333 per ordinary share and each Freeline ADS at USD 6.50 per Freeline ADS and Freeline’s entire issued and to be issued share capital at approximately GBP 22.61 million (USD 28.6 million); and

•	the terms of the Acquisition represent a premium of approximately:

•

51 per cent. to the Closing Price per Freeline ADS of USD 4.32 (before taking into account any depositary fees) on 17 October 2023 (being the last day of trading prior to the public announcement of Syncona’s Initial Proposal on 18 October 2023); and

•	75 per cent. to the 30-trading day average closing price per Freeline ADS of USD 3.72 as of 17 October 2023.

Recommendation of the Special Committee; Reasons for the Recommendation

The Special Committee believes that the terms of the Acquisition, including the terms of the Implementation Agreement, are fair and reasonable and that proceeding with the Acquisition is likely to promote the success of Freeline for the benefit of its shareholders, having had regard to the interests of other stakeholders, and unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and Freeline Shareholders vote in favour of the Resolution to be proposed at the General Meeting. The Special Committee considered various reasons to reach its determination. For example:

•	Freeline’s financial condition, its urgent need for funding and prospects of securing financing, and the substantial doubt as to Freeline’s ability to continue as a going concern;

•

The substantial premium over unaffected market price which the Acquisition offers (51% premium, before taking into account any Depositary fees, over the closing price of USD 4.32 per Freeline ADS on 17 October 2023);

•	Liquidity and certainty of value for the Freeline Shares and Freeline ADSs due to the all-cash consideration;

•

The extensive exploration of strategic alternatives by the Special Committee, with the assistance of its financial advisor, yielding no alternative offer to acquire Freeline or to provide any financing to Freeline, which included;

•

contacting 35 potential counterparties to assess their interest in the gene therapy and/or rare disease sector, including a range of small- to mid-cap biotechnology and large pharma companies as well as counterparties with which Freeline was already engaged in preliminary strategic discussions;

•	following the release of the positive initial clinical data for FLT201 in early October, contacting 17 strategic parties;

•	following Syncona’s public disclosure of its Initial Proposal on 18 October 2023, reaching out to four strategic parties who had previously expressed preliminary interest in a strategic transaction;

•	as part of a contemplated private placement equity financing to be led by Syncona, contacting 69 institutional investors on a no-name basis; and

•	following the release of the FLT201 clinical data, reaching back out to 10 investors to re-assess their interest in a potential financing;

•

The robust negotiation process conducted by Freeline at the direction of the Special Committee, with the assistance of its financial and legal advisors, as a result of which the Consideration for the Acquisition was increased by 30%;

•

The determination by the Special Committee that the Consideration represented the highest price per Freeline Share and Freeline ADS that Syncona would agree to pay and that the Acquisition represented the most favourable terms to Freeline Shareholders which could be negotiated with Syncona;

•	The speed and likelihood of completion of the Acquisition;

•

The opinion of the Special Committee’s financial advisor that the Consideration proposed to be paid to the holders of Freeline Shares (other than Excluded Shares) was fair, from a financial point of view, to such holders; and

•

The Special Committee’s determination that sufficient procedural safeguards were and are present to ensure that the Acquisition is procedurally fair to the Scheme Shareholders and to permit the Special Committee to represent effectively the interests of such Scheme Shareholders.

For a more complete description of the reasons considered by the Special Committee in deciding to recommend that Freeline Shareholders vote in favour of the Scheme and the Resolution, see the section entitled “Reasons for the Recommendation” in paragraph 4 of Part II (US Special Factors).

In light of Syncona being the majority shareholder of Freeline and Dr. Christopher Hollowood serving as Chief Executive Officer of Syncona Investment and Chairman of the Freeline Board, Freeline implemented appropriate governance measures to enhance and protect the independence of deliberations by the Freeline Board in connection with the Acquisition. Such measures included the formation of the Special Committee (which excluded Dr. Hollowood) for the purposes of (among other matters) considering, negotiating the terms of and approving (on behalf of the Freeline Board) the Acquisition and Dr. Hollowood recusing himself from and not attending the portion of any Freeline Board meeting in which the Acquisition was discussed.

The Consideration

The consideration payable by Bidco pursuant to the Acquisition will be USD 0.433333 per Scheme Share in cash, without interest, and subject to any applicable withholding taxes. The consideration for Freeline ADS holdings will be USD 6.50 per Freeline ADS validly surrendered to the Depositary after the Scheme becomes Effective, without interest, and subject to the Depositary fees for the cancellation of the Freeline ADSs (USD 0.05 per Freeline ADS) and the distribution of the consideration (USD 0.05 per Freeline ADS) to the surrendering Freeline ADS Holders and any applicable withholding taxes.

Opinion of the Special Committee’s Financial Advisor

The Special Committee retained Leerink Partners as its financial advisor in connection with the Acquisition. On 21 November 2023, at a meeting of the Special Committee, Leerink Partners rendered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Special Committee dated 21 November 2023, to the effect that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Consideration proposed to be paid to the holders of Freeline Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink Partners, dated 21 November 2023, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex B to this document and is incorporated herein by reference. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Special Committee (in its capacity as such) in connection with and for purposes of the Special Committee’s consideration of the Acquisition and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Freeline Shares (other than Excluded Shares) of the Consideration proposed to be paid to such holders pursuant to the terms of the Implementation Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Implementation Agreement or the Acquisition and does not constitute a recommendation to any Freeline Shareholder as to how such holder should vote (if applicable) with respect to the Resolution, tender shares (if applicable) in connection with any Takeover Offer, or otherwise act with respect to the transactions contemplated by the Implementation Agreement or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

Conditions to the Scheme and the Acquisition

The implementation of the Scheme and the Acquisition is conditional upon the satisfaction (or waiver, if permissible) of the following:

•

approval by a majority in number of the Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting that may be required by the Court or at any adjournment of any such meeting;

•	the Resolution being duly passed by the requisite majority at the General Meeting or at any adjournment of that meeting;

•

the sanction of the Scheme by the Court with or without modification (but subject to any such modification being acceptable to Bidco and Freeline) and, following such sanction, the delivery of a copy of the Court Order to the Registrar of Companies; and

•	the Court Hearing being held on or before the date immediately preceding the Long Stop Date (or such later date, if any, as Bidco and Freeline may agree and the Court may allow).

If any Condition is not capable of being satisfied by the date specified therein, Bidco shall make an announcement through GlobeNewswire or another national news wire service as soon as practicable and, in any event, by not later than 7.00 a.m. (Eastern Standard time) on the Business Day following the date so specified, stating whether Bidco has invoked that Condition or, with the agreement of Freeline, specified a new date by which that Condition must be satisfied.

In addition, Bidco and Freeline have agreed that the Acquisition will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme Effective will not be taken unless the following Conditions have been satisfied or, where relevant, waived:

•

no law having been enacted, issued, enforced or entered into, and no preliminary or permanent injunction, judgment or ruling having been issued by any governmental authority that is, in either case, in effect and enjoins, restrains, prevents or prohibits or otherwise makes illegal the Acquisition;

•

except as disclosed, the accuracy of the representations and warranties set out in the Implementation Agreement both as at 22 November 2023 and as at 11.59 p.m. (GMT) on the date immediately preceding the Court Hearing as though made at that time (except for any such representations and warranties made as at a particular date or period, which representations and warranties must be true and correct only as at that date or period), subject in most cases to either a materiality standard or a Company Material Adverse Effect;

•

Freeline having performed or complied in all material respects with all obligations, agreements and covenants required by the Implementation Agreement to be performed or complied with by it at or prior to 9.00 a.m. (GMT) on the date of the Court Hearing;

•	since 22 November 2023, no Company Material Adverse Effect having occurred and be continuing;

•

Freeline having delivered to Bidco a certificate, effective as of 9.00 a.m. (GMT) on the date of the Court Hearing and signed by an authorised officer of Freeline, certifying that the Conditions set forth in the first to fourth bullets point above have been satisfied; and

•

in the event that Bidco, acting reasonably and in good faith, is satisfied that the Acquisition is a notifiable acquisition within the meaning of section 6 of the NSI Act and, having made a notification as regards the Acquisition to the Secretary of State, the Secretary of State having notified Bidco: (i) that the notification requirement has been waived or is otherwise not required, on a basis which provides reasonable legal certainty to Bidco that completing the Acquisition will not be unlawful or result in the Acquisition being rendered legally void or incurring criminal or civil penalties; or (ii) that no further action will be taken in relation to the Acquisition pursuant to Section 14(8)(b)(ii) of the NSI Act; or by way of a final notification pursuant to Section 26 of the NSI Act, that no further action in relation to the call-in notice is to be taken; or by way of a final order pursuant to Section 26 of the NSI Act, provided that such order does not prohibit consummation of the Acquisition.

Freeline Equity Awards

The Scheme will apply to any Scheme Shares which are acquired and held by (or on behalf of) participants in the Freeline Share Plans as at the Scheme Record Time on the same terms as all other Scheme Shares. Upon the sanction of the Scheme by the Court, all outstanding Awards granted under the Freeline Equity Inducement

Plan, the Freeline Equity Incentive Plan, and the Freeline Share Option Plan will, in accordance with the rules of the applicable Freeline Share Plan (from time to time) be cash cancelled. The amount of the cash cancellation payment payable, by Freeline in the next practicable payroll following the Effective Date, to each Freeline Share Plan participant will be equal in value to the Consideration that the relevant participant would have received in respect of the Acquisition, had their Awards fully vested and been settled in Freeline Shares and subsequently transferred to Bidco in accordance with the Scheme (net of any option exercise price and applicable income tax and social security contributions for which any Freeline Group company is required to withhold and account for to the relevant tax authority). The Freeline Shares held under the terms of the Freeline ESPP will be subject to the Scheme on the same terms as all other Scheme Shares. The Employee Shares will be accelerated in full in accordance with the rules of the applicable Freeline Share Plan upon the sanction of the Scheme by the Court and will be subject to the Scheme on the same terms as all other Scheme Shares. Freeline Share Plan participants will be contacted separately regarding the effect of the Acquisition on their rights under the Freeline Share Plans.

Shareholders Entitled to Vote; Votes Required

Scheme Shareholders as at the Scheme Voting Record Time are entitled to notice of, and to vote at, the Court Meeting and Freeline Shareholders as at the Scheme Voting Record Time are entitled to notice of, and to vote at, the General Meeting. As at the Latest Practicable Date, there were 65,892,429 Freeline Shares issued and outstanding (including Freeline Shares represented by Freeline ADSs), held directly by 40 shareholders (including the Depositary). Each Scheme Share is entitled to one vote at the Court Meeting and each Freeline Share is entitled to one vote at the General Meeting. Freeline ADS Holders will not be entitled to vote directly on the Scheme and the Resolution, but Freeline ADS Holders as of the ADS Voting Record Time will have the right to instruct the Depositary how to vote the Scheme Shares underlying the Freeline ADSs with respect to the Acquisition. Shareholders who hold their Freeline Shares (including Freeline ADSs) in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee to ensure that their Freeline Shares are represented at the Court Meeting and the General Meeting.

In connection with the General Meeting, a quorum will be present if two Freeline Shareholders as at the Scheme Voting Record Time are present in person or represented by proxy. Abstentions and broker non-votes will be considered in determining the presence of a quorum at the General Meeting.

In connection with the Court Meeting, there must be a sufficiently large (in the Court’s judgment) number of Scheme Shares included in the vote to fairly represent the opinion of Scheme Shareholders. Abstentions and broker non-votes will not be considered votes cast and will therefore not have any effect on the outcome of the vote at the Court Meeting.

At the Court Meeting, the Scheme will be approved by Scheme Shareholders if both (i) a majority in number of Scheme Shareholders who vote (either in person or by proxy) vote in favour of the Scheme and (ii) Scheme Shares representing at least 75 per cent. in value of the total number of Scheme Shares voted at the Court Meeting are voted in favour of the Scheme. At the General Meeting, the Resolution must be approved by Freeline Shareholders representing at least 75 per cent. of the votes cast, either in person or by proxy.

The Court Meeting

The Court Meeting will be held at the offices of Freeline’s solicitors, Skadden, at 22 Bishopsgate, London, EC2N 4BQ, on 12 February 2024 at 2.30 p.m. (GMT) or, as soon thereafter as the General Meeting has been concluded or adjourned.

The purpose of the Court Meeting is to allow Scheme Shareholders to vote on the Scheme. At the Court Meeting, you will be asked to approve the Scheme, with or subject to any modification, addition or condition which Freeline and Bidco may agree and which the Court approves. For the Scheme to be approved at the Court

Meeting, the Scheme must be approved by a majority in number of the Scheme Shareholders voting at the Court Meeting, either in person or by proxy, representing at least 75 per cent. in value of the Scheme Shares voted.

The General Meeting

The General Meeting will be held at the offices of Freeline’s solicitors, Skadden, at 22 Bishopsgate, London, EC2N 4BQ, on 12 February 2024 at 2.45 p.m. (GMT) or as soon thereafter as the Court Meeting has been concluded or adjourned.

At the General Meeting you will be asked to approve the Resolution to give the Freeline Directors the authority to take all necessary action to carry the Scheme into effect, and to amend the Articles, proposed by way of the Resolution. The Resolution must be approved by Freeline Shareholders representing at least 75 per cent. of the votes cast at the General Meeting, either in person or by proxy.

Court Hearing to Sanction the Scheme

Under the Act, the Scheme also requires the sanction of the Court. The Court Hearing to sanction the Scheme is currently expected to take place in early 2024. The Scheme will become Effective as soon as a copy of the Court Order has been delivered to the Registrar of Companies.

If the Scheme becomes Effective, it will be binding on all Scheme Shareholders, including Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme at the Court Meeting and Freeline Shareholders who did not vote to approve the Resolution or who voted against the Resolution at the General Meeting.

Effect of Completion

Upon the Scheme becoming Effective, all Scheme Shares will be transferred to Bidco and/or its nominees and the share certificates for the Scheme Shares will thereafter cease to have effect as documents or evidence of title. Freeline will apply to Nasdaq for the delisting of the Freeline ADSs on Nasdaq immediately following the Effective Date. Scheme Shareholders will be notified by way of announcement of the results of the Court Hearing and the expected last date of dealings in the Freeline Shares on Nasdaq and an announcement of the Effective Date and the withdrawal of the listing of the Freeline Shares on Nasdaq. The expected timetable of principal events is set out on page 6 of this document.

Conditional upon the Scheme becoming Effective, the Deposit Agreement and the Freeline ADS programme will be terminated and the listing of the Freeline ADSs on Nasdaq will be withdrawn as soon as practicable following the Effective Date. If the Scheme becomes effective, Bidco also intends to cause Freeline to terminate the registration of the Freeline Shares and the Freeline ADSs under the Exchange Act and Freeline’s reporting obligations under the Exchange Act as soon as practicable following the Effective Date. See the section entitled “Effects of the Acquisition” in paragraph 5 of Part II (US Special Factors).

Settlement

Subject to the Scheme becoming Effective (except as set forth herein), settlement of the Consideration to which any Freeline Shareholder is entitled will be effected in the following manner:

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Freeline Shares in uncertificated form (that is, in CREST): Where, at the Scheme Record Time, a Scheme Shareholder holds Freeline Shares in uncertificated form, the Consideration to which such person is entitled will be transferred to such person through CREST by Bidco procuring, via

Computershare, the creation of an assured payment obligation in favour of the appropriate CREST account, as soon as practicable after the Effective Date, subject to certain limitations set out below. As from the Scheme Record Time, each holding of Freeline Shares credited to any stock account in CREST will be disabled and all Freeline Shares will be removed from CREST in due course.

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Freeline Shares in certificated form (that is, not in CREST): Where, at the Scheme Record Time, a Scheme Shareholder holds Freeline Shares in certificated form, settlement of the Consideration will be despatched (i) by first class post, by cheque drawn on a branch of a UK clearing bank; or (ii) by such other method as may be agreed between the parties.

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Manner of Payment: All such cash payments will be made in U.S. dollars. Payments made by cheque will be payable to the Scheme Shareholder concerned or, in the case of joint holders, to all joint holders on the register of members of Freeline. Cheques will be despatched as soon as practicable after the Effective Date and in any event within 14 days of the Effective Date to the person entitled thereto at the address as appearing in the register of members of Freeline at the Scheme Record Time (other than participants of the Freeline Share Plans with respect to the Freeline Shares subject to their Awards, who will be contacted separately regarding the payment of any Consideration payable to them for such Freeline Shares). None of Freeline, Bidco, any Syncona Persons, any of their nominee(s) or any of their respective agents shall be responsible for any loss or delay in the transmission of cheques sent in this way, and such cheques shall be sent entirely at the risk of the person entitled thereto.

Subject to the Scheme becoming Effective (except as set forth herein), settlement of any consideration to which any Freeline ADS Holder (other than a participant of the Freeline Share Plans with respect to the Freeline Shares subject to their Awards) is entitled will be effected in the following manner:

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On the Effective Date, Scheme Shares as at the Scheme Record Time represented by the Freeline ADSs will be transferred to Bidco and/or its nominees. As soon as practicable after the Effective Date, the Depositary will, in accordance with the terms of the Scheme, receive an amount in cash in U.S. dollars equal to the total amount due by way of Consideration under the terms of the Scheme in respect of all the Scheme Shares held by the Depositary at the Scheme Record Time.

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Once the Depositary has received the aggregate Consideration for the Scheme Shares held by it, each Freeline ADS Holder will receive (upon surrender of their Freeline ADSs to the Depositary) their pro rata portion of the cash in U.S. dollars, net of the Depositary fees for the cancellation of the Freeline ADSs (USD 0.05 per Freeline ADS) and the distribution of the Consideration to the surrendering Freeline ADS Holders (USD 0.05 per Freeline ADS) and applicable withholding taxes. Freeline ADS Holders who hold their Freeline ADSs in certificated form will, on or after the Effective Date, receive a letter of transmittal from the Depositary with an explanation on how to surrender the Freeline ADSs to the Depositary. Such Freeline ADS Holders must sign and return the letter of transmittal, together with their Freeline ADS certificates, to receive any consideration to which they are entitled. Freeline ADS Holders who hold their Freeline ADSs in uncertificated form will automatically receive any consideration to which they are entitled and do not need to take any further action. Payments to Freeline ADS Holders will be made by cheque mailed by the Depositary to the address the Depositary has in its records for such Freeline ADS Holder.

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Any Freeline ADS Holders who hold their Freeline ADSs indirectly through a bank, broker, or other securities intermediary or share plan administrator within DTC, will receive credit of the funds to their account from their bank, broker or other securities intermediary or share plan administrator. The Depositary will remit the applicable funds (net of Depositary fees and applicable withholding taxes) to DTC, and DTC will, in turn, credit the Freeline ADS Holder’s bank, broker, securities intermediary or share plan administrator.

For more information, see the section entitled “Settlement” in paragraph 15 of Part III (Explanatory Statement).

Subject to the Scheme becoming Effective (except as set forth herein), the form of settlement of any Consideration to which a participant of the Freeline Share Plans is entitled with respect to the Freeline Shares subject to their Awards, will be communicated to them separately by Freeline.

No Appraisal Rights

If the Scheme becomes Effective, it will be binding on all Scheme Shareholders, including Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme at the Court Meeting and Freeline Shareholders who did not vote to approve the Resolution or who voted against the Resolution at the General Meeting. If Scheme Shareholders approve the Scheme and the Court sanctions the Scheme, no Freeline Shareholder or Freeline ADS Holder will have “dissenters” or “appraisal” rights or otherwise have any right to seek a court appraisal of the value of Freeline Shares. If the Scheme becomes Effective, all Scheme Shareholders will receive the Consideration.

Freeline ADSs

As each Freeline ADS represents fifteen Freeline Shares, the Scheme becoming Effective will result, in effect, in each Freeline ADS Holder being entitled to receive USD 6.50 in cash for each Freeline ADS surrendered to the Depositary, without interest, and subject to the Depositary fees for the cancellation of the Freeline ADSs (USD 0.05 per Freeline ADS) and the distribution of the Consideration (USD 0.05 per Freeline ADS) to the Freeline ADS Holders surrendering such Freeline ADSs and any applicable withholding taxes. Freeline ADS Holders have been sent or will be sent a Depositary’s Notice of Court Meeting and General Meeting and an ADS Voting Instruction Card for use in connection with the Court Meeting and the General Meeting.

Delisting and Deregistration of Freeline ADSs and Termination of Freeline ADS Programme

If the Acquisition is completed, the Freeline ADSs will be delisted from Nasdaq and the Freeline ADSs and Freeline Shares will be deregistered under the Exchange Act and the Freeline ADS programme will be terminated.

Information on Freeline and Information on Bidco and Syncona Group

Freeline

Freeline is a clinical-stage biotechnology company focused on developing transformative gene therapies for chronic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into a patient’s bloodstream. Freeline is currently advancing FLT201, a highly differentiated gene therapy candidate that delivers a novel transgene, in a Phase 1/2 clinical trial in people with Gaucher disease type 1. Freeline has additional programmes in research, including one focused on GBA1-linked Parkinson’s disease that leverages the same novel transgene as FLT201. Freeline is headquartered in the United Kingdom and has operations in the United States.

The Freeline ADSs are traded on Nasdaq under the symbol “FRLN.” Freeline’s principal executive offices are located at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2BP, United Kingdom, and its telephone number is +44(0) 1438 906870.

Additional information about Freeline is contained in its public filings, which are incorporated by reference herein. See the sections entitled “Availability of Information” in paragraph 11 of Part II (US Special Factors), and “Information on Freeline” in paragraph 5 of Part III (Explanatory Statement).

Bidco

Bidco is a private limited company organised under the laws of England and Wales with its principal offices located at 8 Bloomsbury Street, London, United Kingdom, WC1B 3SR. The telephone number of Bidco is +44 20 3981 7909. Bidco is a wholly owned subsidiary of Syncona Portfolio (as defined below). Bidco was formed for the sole purpose of facilitating the Acquisition pursuant to the Implementation Agreement. Bidco has not engaged, and does not expect to engage, in any business other than in connection with the Acquisition.

Syncona

Syncona Limited is a registered, closed-ended investment company incorporated as a limited company in Guernsey, with ordinary shares publicly listed on the London Stock Exchange (LON: SYNC). Its principal offices are located at Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RD. The telephone number of Syncona Limited is +44 20 3981 7909. Syncona Limited is the controlling stockholder of Syncona Holdings. The principal business of Syncona Limited is to invest in biotechnology companies.

Syncona Holdings is a private limited company incorporated in Guernsey with its principal offices located at Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RD. The telephone number of Syncona Holdings is +44 20 3981 7909. Syncona Holdings is the sole stockholder of Syncona Portfolio (as defined below) and a wholly controlled subsidiary of Syncona Limited. The principal business of Syncona Holdings is to serve as the holding company for Syncona Portfolio.

Syncona Portfolio is a private limited company incorporated in Guernsey with its principal offices located at Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RD. The telephone number of Syncona Portfolio is +44 20 3981 7909. Syncona Portfolio is the sole stockholder of Bidco and a wholly owned subsidiary of Syncona Holdings. The principal business of Syncona Portfolio is to invest in biotechnology companies. Investment and voting decisions with respect to equity investments of Syncona Portfolio are made upon the recommendation of the investment committee of Syncona Investment, which committee is comprised of Roel Bulthuis and Dr. Christopher Hollowood.

Syncona Investment is a private limited company organised under the laws of England and Wales with its principal offices located at 8 Bloomsbury Street, London, United Kingdom, WC1B 3SR. The telephone number of Syncona Investment is +44 20 3981 7909. Syncona Investment is a wholly owned subsidiary of Syncona Holdings. The principal business of Syncona Investment is acting as the investment manager of Syncona Limited and other Syncona group entities.

The name, country or place of citizenship, present position, material occupations, positions, offices or employments for the past five years, and address of each of the directors, and executive officers and control persons of Freeline, Bidco, Syncona Limited, Syncona Holdings, Syncona Portfolio and Syncona Investment are set forth in Annex C hereto.

Interests of Freeline Directors and Executive Officers and the effect of the Scheme on their Interests

In considering the recommendation of the Special Committee with respect to the Scheme and the Resolution, you should be aware that Freeline Directors and executive officers have interests in the Acquisition that may be different from, or in addition to, the interests of Freeline Shareholders generally. Interests of Freeline

Directors and executive officers that may be different from or in addition to the interests of Freeline Shareholders generally include treatment of compensatory equity awards and eligibility for certain severance payments and benefits. For further information, see the section entitled “Interests of Freeline Non-Employee Directors and Executive Officers” in paragraph 6 of Part VI (Additional Information). The Special Committee was aware of the different or additional interests described herein and considered these interests along with other matters in approving the Implementation Agreement.

Receipt of Acquisition Proposals

Under the terms of the Implementation Agreement, between 22 November 2023 and the earlier of: (a) the termination of the Implementation Agreement in accordance with its terms; and (b) the Effective Date, if Freeline or any of its subsidiaries or any of their representatives receives an unsolicited bona fide written Acquisition Proposal (as defined in the section entitled “Receipt of Competing Acquisition Proposals” in paragraph 12 of Part VI (Additional Information)) made or renewed from any person, Freeline must provide notice to Bidco and then the Special Committee and its representatives may contact such person solely to clarify the terms and conditions of the Acquisition Proposal.

However, if the Special Committee determines, in good faith, after consultation with its financial adviser and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the section entitled “Receipt of Competing Acquisition Proposals” in paragraph 12 of Part VI (Additional Information)) and the failure to take such action would constitute a breach of their fiduciary duties or would violate their obligations under the Act, then the Special Committee and its representatives may

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furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to Freeline and its subsidiaries to the person who has made such Acquisition Proposal; provided that Freeline shall, as promptly as practicable (and in any event within 24 hours), provide to Bidco any non-public information concerning Freeline and its subsidiaries that is provided to any person to the extent access to such information was not previously provided to Bidco or its representatives; and

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engage in or otherwise participate in discussions or negotiations with the person making such Acquisition Proposal for so long as Freeline and its representatives reasonably believe such Acquisition Proposal constitutes a Superior Proposal.

Under the terms of the Implementation Agreement, between 22 November 2023 and the earlier of: (a) the termination of the Implementation Agreement in accordance with its terms and; (b) the Effective Date, Freeline must: (i) promptly (and in any event within 24 hours) notify Bidco if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by Freeline or its subsidiaries, including the identity of any third party that makes such an inquiry, proposal or offer, and provide to Bidco a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, implementation agreement, co-operation agreement, acquisition agreement or similar agreement with respect thereto) and a summary of any material unwritten terms and conditions thereof; (ii) keep Bidco reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal permitted by the Implementation Agreement on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation); and (iii) to respond promptly to any reasonable requests made by Bidco in light of such information.

Changes in Special Committee Recommendation

The Special Committee has unanimously recommended that Freeline Shareholders vote in favour of the Scheme and the Resolution. The Implementation Agreement permits the Special Committee to change its recommendation only in certain limited circumstances, as described below.

At any time between 22 November 2023 and the earlier of (i) the termination of the Implementation Agreement in accordance with its terms and (ii) the Effective Date, if Freeline or any of its subsidiaries has received a bona fide written Acquisition Proposal (as defined in the section entitled “Receipt of Competing Acquisition Proposals” in paragraph 12 of Part VI (Additional Information)) and, after consultation with its financial advisors and outside legal counsel the Special Committee determines in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined in the section entitled “Receipt of Competing Acquisition Proposals” in paragraph 12 of Part VI (Additional Information)) the Special Committee may: (i) change its recommendation and/ or (ii) Freeline may terminate the Implementation Agreement in order to implement such Superior Proposal.

The Special Committee may change its recommendation and/or terminate the Implementation Agreement, in both cases, if and only if: (a) Freeline shall have given Bidco four Business Day’s prior written notice of its intention to consider changing its recommendation or terminating the Implementation Agreement and Bidco has not elected during such four Business Days to negotiate, in good faith, with respect to any revisions to the terms of the Acquisition or another proposal to the extent proposed by Bidco so that the terms proposed by Bidco are at least as favourable as the competing Acquisition Proposal; and (b) Freeline shall have provided Bidco with information with respect to such Acquisition Proposal in accordance with the terms of the Implementation Agreement; and after giving effect to the proposals made by Bidco during such period, if any, after consultation with its financial adviser and outside legal counsel, the Special Committee shall have determined, in good faith, that such Acquisition Proposal is a Superior Proposal and the failure to take such action specified in clause (a) or (b), as applicable, would constitute a breach of the Special Committee’s fiduciary duties or would violate the Special Committee’s obligations under the Act.

In the event of any material amendment to any Acquisition Proposal or another proposal proposed by Bidco on terms at east as favourable as a competing Acquisition Proposal, Freeline must satisfy the notice requirement described above with a new written notice to Bidco, and comply with the requirement described above (but any such subsequent notice period will only be three Business Days).

Termination

The Implementation Agreement may be terminated in the following circumstances:

•	by the written agreement of Freeline and Bidco at any time prior to the Effective Date;

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by Freeline in accordance with the provisions regarding its right to terminate the Implementation Agreement to enter into a definitive agreement relating to a Superior Proposal (as defined in the section entitled “Receipt of Competing Acquisition Proposals” in paragraph 12 of Part VI (Additional Information)) subject to Freeline having complied with various provisions of the Implementation Agreement;

•	by either Freeline or Bidco, by written notice to the other, if:

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the Effective Date has not occurred by the Long Stop Date (provided that the right to terminate pursuant to this provision is not available to any party whose material breach of the Implementation Agreement caused the failure of the Effective Date to have occurred by the Long Stop Date);

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this document is not distributed to Freeline Shareholders in accordance with the terms of the Implementation Agreement (provided that the right to terminate pursuant to this provision is not available to a party whose breach of any provision of the Implementation Agreement was the primary cause of such failure to distribute this document); or

•	an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition and such injunction shall have become final and non-

appealable (provided that the right to terminate pursuant to this provision is not available to a party whose breach of any provision of the Implementation Agreement was the primary cause of such injunction);

•	by Bidco, by written notice to Freeline, if:

•	the Special Committee notifies Bidco or publicly states that it no longer recommends (or intends to recommend) that Freeline Shareholders vote in favour of the Acquisition;

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following the Court Meeting or the General Meeting, the Special Committee notifies Bidco in writing or publicly states that Freeline will not seek the sanctioning of the Scheme by the Court or Freeline announces that it has adjourned or postponed the Court Hearing;

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(i) the Special Committee effects a Company Adverse Change Recommendation (as defined in the section entitled “Changes in Special Committee Recommendation” in paragraph 12 of Part VI (Additional Information)); or (ii) the Special Committee fails to include its recommendation in this document when mailed; or

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Freeline breaches any of its representations and warranties set out in the Implementation Agreement or fails to perform any covenant or obligation in the Implementation Agreement on the part of Freeline such that the condition regarding the accuracy of the representations and warranties of Freeline both as at 22 November 2023 and as at the date immediately preceding the date of the Court Hearing would not be satisfied and cannot be cured by Freeline by the Long Stop Date, or if capable of being cured by the Long Stop Date, is not cured within 30 days of the date Bidco gives Freeline written notice of such breach or failure to perform (provided that the right to terminate pursuant to this provision is not available to Bidco if Bidco is then in material breach of any representation, warranty, covenant or obligation set out in the Implementation Agreement); or

•	by Freeline, by written notice to Bidco, if:

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Bidco breaches any of its representations and warranties set out in the Implementation Agreement or fails to perform any covenant or obligation in the Implementation Agreement on the part of Bidco, in each case, if such breach or failure would reasonably be expected to prevent Bidco from consummating the transactions contemplated by the Implementation Agreement and such breach or failure cannot be cured by Bidco by the Long Stop Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Bidco gives Freeline written notice of such breach or failure to perform (provided that the right to terminate pursuant to this provision is not available to Freeline if Freeline is then in material breach of any representation, warranty, covenant or obligation set out in the Implementation Agreement); or

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the Special Committee does not provide its consent to the Acquisition being implemented by way of a Takeover Offer pursuant to the Implementation Agreement and Bidco subsequently proceeds to make a Takeover Offer; provided that, if the Implementation Agreement is terminated in accordance with this provision, Freeline’s obligations to enter into good faith discussions with Bidco in relation to such Takeover Offer shall survive termination for the duration of such Takeover Offer.

Material United Kingdom Tax Consequences of the Acquisition

The comments set out below are based on current United Kingdom tax law as applied in England and Wales and HMRC practice (which may not be binding on HMRC) as at the date of this document, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide to certain limited aspects of the United Kingdom tax treatment of the Scheme and apply only to Freeline Shareholders and Freeline ADS Holders (i) resident and, in the case of an individual, domiciled for tax purposes in the United Kingdom only; (ii) to whom “split year” treatment does not apply; (iii) who hold their Freeline Shares or Freeline ADSs as an investment (other than under a pension arrangement or an individual savings account or a lifetime individual savings account); and (iv) who are the absolute beneficial owners of their Freeline Shares or, in respect of Freeline ADS Holders, who are treated as absolute beneficial owners of the Freeline Shares underlying their Freeline ADSs (“UK Freeline Holders”). The discussion does not address all possible tax consequences relating to the Scheme. This discussion does not address the tax considerations relevant to the receipt of Freeline dividends. Certain categories of shareholders, including those carrying on certain financial activities, those subject to specific tax regimes or benefitting from certain reliefs and exemptions, those connected with Freeline or Syncona, and those for whom the shares are employment-related securities may be subject to special rules and this summary does not apply to such shareholders.

Freeline Shareholders, Freeline ADS Holders or prospective shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

UK taxation of chargeable gains

The disposal of the Freeline Shares in return for cash will be treated as a disposal for the purposes of UK capital gains tax (“CGT”) or corporation tax on chargeable gains (as applicable) and therefore may, depending on the UK Freeline Holder’s circumstances (including the UK Freeline Holder’s base cost in their Freeline Shares and the availability of exemptions, reliefs or allowable losses), give rise to a liability to UK tax on chargeable gains or, alternatively, an allowable capital loss. The same UK tax treatment, with respect to CGT and UK corporation tax, described in this paragraph and the subsequent sub-paragraphs below, will apply to UK resident Freeline ADS Holders, who will receive cash consideration for their Freeline ADSs.

UK Freeline Holders within the charge to UK income tax

Subject to available reliefs or allowances, chargeable gains arising on a disposal of Freeline Shares by a UK Freeline Holder within the charge to income tax, should be subject to CGT at a rate of 20 per cent. (or in some limited circumstances, 10 per cent.) depending on their personal circumstances, including other taxable income and gains in the relevant tax year.

The CGT annual exemption may be available to UK Freeline Holders within the charge to UK income tax, depending on their personal circumstances, to offset against chargeable gains realised on the disposal of their Freeline Shares. The CGT annual exempt amount for the 2023/24 tax year is GBP 6,000 for individuals, personal representatives and trustees for people with disabilities and GBP 3,000 for other trustees.

UK Freeline Holders within the charge to UK corporation tax

Subject to available reliefs or allowances, chargeable gains arising on a disposal of Freeline Shares by a UK Freeline Holder within the charge to UK corporation tax should be subject to UK corporation tax at a rate of 25%.

For UK Freeline Holders within the charge to UK corporation tax (but who do not qualify for the substantial shareholding exemption in respect of their Freeline Shares), indexation allowance may be available where the Freeline Shares were acquired prior to 31 December 2017 in respect of the period of ownership of the Freeline Shares up to and including 31 December 2017 to reduce any chargeable gain arising (but not to create or increase any allowable loss) on the transfer of their Freeline Shares under the Scheme in return for cash.

UK stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax should be payable by the UK Freeline Holders on their disposal of their Freeline Shares or Freeline ADSs in accordance with the Scheme.

United States Federal Income Tax Considerations for U.S. Holders

The Scheme will generally be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder (as defined in paragraph 10 of Part VI (Additional Information)) will recognise gain or loss with respect to such holder’s Freeline Shares and Freeline ADSs, measured by the difference between the amount of Consideration paid to such U.S. Holder and such U.S. Holder’s adjusted tax basis in such holder’s Freeline Shares or Freeline ADSs, as applicable. Whether any portion of such gain constitutes ordinary income or capital gain will depend on Freeline’s status as a “passive foreign investment company” (a “PFIC”), which is subject to uncertainty, and, if so, whether the U.S. Holder has made certain elections with respect to such holder’s Freeline Shares and Freeline ADSs. If Freeline is a PFIC, a deferred interest charge may also apply to such income or gain.

Freeline Shareholders and Freeline ADS Holders should carefully read the section entitled “United States taxation for U.S. Holders ” in paragraph 10 of Part VI (Additional Information). Tax matters are complicated and the tax consequences of the Scheme to Freeline Shareholders and Freeline ADS Holders will depend upon the facts of their respective situations. Accordingly, each Freeline Shareholder and Freeline ADS Holder is urged to consult with his, her or its own tax adviser to determine the particular U.S. federal, state, local and non-U.S. tax consequences to such holder of the Scheme.

TO VOTE ON THE PROPOSALS

The Court Meeting and the General Meeting will be held at the offices of Freeline’s solicitors, Skadden, at 22 Bishopsgate, London, EC2N 4BQ on 12 February 2024 at 2.30 p.m. (GMT) and 2.45 p.m. (GMT), respectively (or, in the case of the General Meeting, as soon thereafter as the Court Meeting has been concluded or adjourned). In respect of the General Meeting, you are entitled to one vote for each Freeline Share that you hold as at the Scheme Voting Record Time. In respect of the Court Meeting, you are entitled to one vote for each Scheme Share that you hold as at the Scheme Voting Record Time. As at the Latest Practicable Date, there were 65,892,429 Freeline Shares issued and outstanding, including Freeline Shares represented by Freeline ADSs.

Whether or not you plan to attend the Meetings, if you are a Freeline Shareholder, please:

•	complete and return the BLUE Form of Proxy (for the Court Meeting); and

•	complete and return the WHITE Form of Proxy (for the General Meeting),

so that they are received no later than 2.30 p.m. (GMT) on 8 February 2024 (in the case of the BLUE Form of Proxy for the Court Meeting) or 2.45 p.m. (GMT) on 8 February 2024 (in the case of the WHITE Form of Proxy for the General Meeting). A prepaid envelope is provided for this purpose in the UK only. Your vote will be cast as specified on the applicable Form of Proxy.

Alternatively, BLUE Forms of Proxy (but NOT WHITE Forms of Proxy) may be handed to a representative of Computershare, on behalf of the Chairman of the Court Meeting, at the venue of the Court Meeting or the Chairman of the Court Meeting before the start of the Court Meeting on 12 February 2024. In the case of the General Meeting, unless the WHITE Form of Proxy is returned by the time and date mentioned in the instructions printed thereon, it will be invalid.

The completion and return of the Forms of Proxy will not prevent eligible Freeline Shareholders from attending and voting at the Court Meeting or the General Meeting, or any adjournment thereof, in person.

Freeline Shareholders who hold Freeline Shares in CREST may appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service using the procedures described in the CREST Manual.

Freeline Shareholders who prefer to register the appointment of their proxy electronically via the internet can do so through www.eproxyappointment.com using their shareholder investor code found on their Form of Proxy and following the online instructions. Further details in relation to electronic appointment of proxies are set out on page 28 of this document.

IT IS IMPORTANT THAT, FOR THE COURT MEETING, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR REPRESENTATION OF SCHEME SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO SIGN THE FORMS OF PROXY AND RETURN THEM BY POST USING THE PREPAID ENVELOPE PROVIDED, DURING NORMAL BUSINESS HOURS ONLY, TO COMPUTERSHARE AT THE PAVILIONS, BRIDGWATER ROAD, BRISTOL, BS99 6ZZ, UNITED KINGDOM, AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RECEIVED BY COMPUTERSHARE PRIOR TO THE DEADLINES SET OUT ABOVE, OR IN THE CASE OF AN ADJOURNED MEETING, NOT LESS THAN 48 HOURS PRIOR TO THE TIME AND DATE SET FOR THE ADJOURNED MEETING.

IF YOU ARE A SCHEME SHAREHOLDER, YOUR ATTENTION IS DRAWN TO THE REGIME FOR THE APPOINTMENT OF PROXIES SET OUT IN THE NOTES TO THE FORMS OF PROXY AND THE NOTES SET OUT IN THE NOTICE OF COURT MEETING AND THE NOTICE OF THE GENERAL MEETING, INCLUDING IN RESPECT OF THE APPOINTMENT OF MULTIPLE PROXIES.

This page should be read in conjunction with the section entitled “ACTION TO BE TAKEN / GENERAL INFORMATION” on pages 24 and 25 of this document and the section entitled “FORM OF PROXY FOR VOTING AT THE COURT MEETING AND GENERAL MEETING” on pages 26 to 29 of this document, the rest of this document and the accompanying Forms of Proxy.

Helplines

If you have any queries relating to this document or the completion and return of the Forms of Proxy, please call the Freeline Shareholder helpline at +44 (0) 370 703 6147. Lines are open Monday to Friday (except public holidays) between 8.30 a.m. and 5.30 p.m. (GMT).

Freeline ADS Holders who have any questions should contact the Depositary using the contact details provided on the ADS Voting Instruction Card provided to you or found at www.citi.com/dr. If you hold Freeline ADSs indirectly, you should contact the bank, broker, financial institution or administrator through which you hold Freeline ADSs.

Proposals

At the Court Meeting you will be asked to approve the Scheme, with or subject to any modification, addition or condition which Freeline and Bidco may agree and which the Court may approve or impose, pursuant to which the Scheme Shares will be acquired by Bidco (or another member of the Syncona group).

At the General Meeting you will be asked to approve the Resolution to authorise the Freeline Directors to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect, and to amend, with effect from the passing of such resolution, the Freeline Articles to ensure that any Freeline Shares issued after the General Meeting will be subject to the Scheme or otherwise transferred to Bidco (or another member of the Syncona group).

Recommendation and Voting by the Special Committee

For the reasons set out in this document, the Special Committee, who has consulted with its legal and financial advisors regarding the terms of the Acquisition, considers the terms of the Acquisition to be fair and reasonable.

The Special Committee believes that the terms of the Acquisition, including the terms of the Implementation Agreement, are fair and reasonable and that proceeding with the Acquisition is likely to promote the success of Freeline for the benefit of its shareholders, having had regard to the interests of other stakeholders, and unanimously recommends that you vote in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting.

ACTION TO BE TAKEN / GENERAL INFORMATION

The Scheme requires approval at a meeting of the Scheme Shareholders convened with the permission of the Court (known as the Court Meeting) and at the General Meeting. The Court Meeting and the General Meeting will be held at the offices of Freeline’s solicitors, Skadden, at 22 Bishopsgate, London, EC2N 4BQ on 12 February 2024 at 2.30 p.m. (GMT) and 2.45 p.m. (GMT), respectively (or, in the case of the General Meeting, as soon thereafter as the Court Meeting has been concluded or adjourned).

Please check you have received the following with this document:

All Freeline Shareholders:

•	a BLUE Form of Proxy for use in respect of the Court Meeting on 12 February 2024;

•	a WHITE Form of Proxy for use in respect of the General Meeting on 12 February 2024; and

•	a prepaid envelope.

If you have not received these documents, please contact Freeline’s registrar, Computershare, or your broker, bank or other nominee.

All Freeline ADS Holders:

•	an ADS Voting Instruction Card; and

•	the Notice of Court Meeting and General Meeting document issued by the Depositary.

If you have not received these documents, please contact the Depositary’s ADS shareholder services at +1-877-248-4237, or your broker, bank or other nominee.

Shareholder Proposals

Under English law, except as provided below, there is no general right for a shareholder of a UK public limited company to put items on the agenda of a general meeting (save for the annual general meeting) that has been convened by directors. English law provides that shareholders holding not less than 5 per cent. of Freeline’s paid up share capital carrying voting rights may requisition the Special Committee to convene a general meeting and may require resolutions to be put before a general meeting they have convened.

If the Scheme does not become Effective, Freeline Shareholders will be entitled to attend and participate in Freeline’s next (and subsequent) annual general meeting. Under the Act, Freeline is required to hold its 2024 annual general meeting by no later than 30 June 2024. If any such annual general meeting is held, shareholder proposals will be eligible for consideration for inclusion in the form of proxy for such annual general meeting in accordance with the Freeline Articles.

In addition to the Act, shareholders representing at least 5 per cent. of the total voting rights of all shareholders who have a right to vote at the 2024 annual general meeting of Freeline can require Freeline to give Freeline Shareholders notice of a resolution which may be and is intended to be moved at the 2024 annual general meeting of Freeline unless (a) the resolution would, if passed, be ineffective (whether by reason of inconsistency with any enactment or Freeline’s Articles or otherwise); (b) it is defamatory of any person; or (c) it is frivolous or vexatious. Such a request, made by the requisite number of Freeline Shareholders, must be received by Freeline not later than six weeks before the annual general meeting.

EXERCISE YOUR RIGHT TO VOTE

IF YOU ARE A SCHEME SHAREHOLDER OR A BENEFICIAL OWNER, FREELINE STRONGLY ENCOURAGES YOU TO EXERCISE YOUR RIGHT TO VOTE OR GIVE INSTRUCTIONS TO THE RELEVANT REGISTERED OWNER TO VOTE IN PERSON OR BY PROXY AT THE COURT MEETING AND AT THE GENERAL MEETING.

IF YOU ARE A REGISTERED OWNER HOLDING FREELINE SHARES ON BEHALF OF BENEFICIAL OWNERS, WE SHOULD BE GRATEFUL IF YOU WOULD INFORM THE RELEVANT BENEFICIAL OWNERS ABOUT THE IMPORTANCE OF EXERCISING THEIR VOTE.

IF YOU ARE A FREELINE ADS HOLDER, YOU CANNOT VOTE AT THE COURT MEETING OR THE GENERAL MEETING DIRECTLY, BUT YOU MAY INSTRUCT THE DEPOSITARY (AS THE HOLDER OF THE FREELINE SHARES UNDERLYING THE FREELINE ADS(S)) TO EXERCISE YOUR RIGHT TO VOTE ACCORDING TO THE TERMS OF THE DEPOSIT AGREEMENT. PLEASE COMPLETE AND RETURN THE ADS VOTING INSTRUCTION CARD TO THE DEPOSITARY IN A TIMELY MANNER. IF YOU HOLD YOUR COMPANY ADS(S) THROUGH A FINANCIAL INTERMEDIARY, PLEASE FOLLOW THE INSTRUCTIONS THAT THE FINANCIAL INTERMEDIARY PROVIDES TO YOU.

THE DEPOSIT AGREEMENT PROVIDES THAT IF THE DEPOSITARY RECEIVES VOTING INSTRUCTIONS FROM A FREELINE ADS HOLDER WHICH FAILS TO SPECIFY THE MANNER IN WHICH THE DEPOSITARY IS TO VOTE THE FREELINE SHARES REPRESENTED BY FREELINE ADS(S) HELD BY SUCH FREELINE ADS HOLDER, SUCH FREELINE ADS HOLDER IS DEEMED TO HAVE INSTRUCTED THE DEPOSITARY TO VOTE IN FAVOUR OF THE ITEMS SET FORTH IN THE VOTING INSTRUCTIONS.

IF YOU BECOME A FREELINE ADS HOLDER OF RECORD AFTER THE ADS VOTING RECORD TIME, YOU WILL NOT BE ENTITLED TO PROVIDE INSTRUCTIONS TO THE DEPOSITARY TO VOTE THE FREELINE SHARES UNDERLYING YOUR FREELINE ADS(S).

IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, ATTORNEY, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT PROFESSIONAL ADVISER WHO, IF YOU ARE TAKING ADVICE IN THE UNITED KINGDOM, IS AUTHORISED PURSUANT TO THE FINANCIAL SERVICES AND MARKETS ACT 2000 OR, IF YOU ARE IN A TERRITORY OUTSIDE THE UNITED KINGDOM, IS AN APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER.

FORM OF PROXY FOR VOTING AT THE COURT MEETING

AND GENERAL MEETING

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders. Therefore, whether or not you plan to attend the Meetings, please complete and sign both the enclosed BLUE and WHITE Forms of Proxy, or deliver your voting instructions by one of the other methods mentioned below, as soon as possible. Your vote will be cast as specified on the applicable Form of Proxy.

Sending Forms of Proxy by post

Freeline Shareholders will find enclosed with this document a BLUE Form of Proxy for use in connection with the Court Meeting and a WHITE Form of Proxy for use in connection with the General Meeting. Please complete and sign the enclosed Forms of Proxy in accordance with the instructions printed thereon and return them by post using the prepaid envelope provided to Computershare at The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom, so as to be received as soon as possible and in any event not later than:

•	BLUE Forms of Proxy for the Court Meeting 2.30 p.m. (GMT) on on 8 February 2024

•	WHITE Forms of Proxy for the General Meeting 2.45 p.m. (GMT) on 8 February 2024

or, in the case of either meeting being adjourned, not later than 48 hours before the time fixed for the holding of the adjourned meeting. A prepaid envelope is provided for this purpose in the UK only, Forms of Proxy returned by fax will not be accepted. This will enable your votes to be counted at the Meetings in the event of your absence.

If the BLUE Form of Proxy for use at the Court Meeting is not returned by such time, it may be handed to the Chairman of the Court Meeting or a representative of Freeline’s registrar, Computershare, on behalf of the Chairman of the Court Meeting, before the start of that meeting. However, in the case of the General Meeting, the WHITE Form of Proxy must be received by the time mentioned above, or it will be invalid.

Proxy appointment

Scheme Shareholders entitled to attend and vote at the Court Meeting and Freeline Shareholders entitled to attend and vote at the General Meeting may appoint a proxy to attend and to speak and vote in his/her place.

Freeline Shareholders are entitled to appoint a proxy in respect of some or all of their Freeline Shares and may also appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such holder. A proxy need not be a member of Freeline.

Please note that the appointment of a proxy or proxies is separate for each of the Court Meeting and the General Meeting.

To be valid, Forms of Proxy must be executed by or on behalf of the Freeline Shareholder or, if you are a corporate, under the hand of a duly authorised officer or attorney.

If two or more valid, but differing, appointments of proxy are delivered or received in respect of the same share, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If Freeline is unable to determine which instrument was last validly delivered or received, none of them shall be treated as valid in respect of that share.

The completion and return of the Forms of Proxy, or the appointment of a proxy electronically using CREST (or any other procedure listed below), will not prevent Scheme Shareholders from attending and voting in person at the Court Meeting and Freeline Shareholders from attending and voting in person at the General Meeting, or any adjournment thereof, if you wish and are entitled to do so. Shareholders who hold their Freeline Shares in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee to ensure that their Freeline Shares are represented at the Court Meeting and the General Meeting.

Revocability of proxies

Any person submitting a Form of Proxy pursuant to this solicitation has the power to revoke and change it at any time before it is voted. If you are a Freeline Shareholder of record, you may revoke your proxy at any time before the vote is taken at the Court Meeting or the General Meeting, as applicable, by:

•

submitting a new Form of Proxy with a later date, by using the telephone or electronic proxy submission procedures described herein, or by completing, signing, dating and returning a new Form of Proxy by mail to Computershare;

•	attending the Court Meeting and/or the General Meeting and voting in person; or

•	delivering a written notice of revocation by mail to Computershare at The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom.

Please note, however, that only your last validly delivered or received proxy will count (regardless of its date or of the date of its execution). Attending the Court Meeting or the General Meeting without taking one of the actions described above will not in itself revoke your proxy.

If you hold your shares indirectly through a broker, bank or other nominee, you will need to follow the instructions provided to you by your broker, bank or other nominee in order to revoke your proxy or submit new voting instructions. If you hold your shares indirectly, you may also revoke a prior proxy by voting in person at the Court Meeting and/or General Meeting if you obtain a Form of Proxy executed in your favour from your broker, bank or other nominee in order to be able to vote in person at such meeting.

Effect of abstentions and broker non-votes

An abstention occurs when a shareholder abstains from voting (either in person or by proxy) on one or more of the proposals. Broker non-votes occur when a broker, bank, trust or other nominee returns a proxy but does not have authority to vote on a particular proposal.

In connection with the Court Meeting, abstentions and broker non-votes will not be considered votes cast and will therefore not have any effect on the outcome of the vote at the Court Meeting.

In connection with the General Meeting, abstentions and broker non-votes will be considered in determining the presence of a quorum. However, abstentions and broker non-votes are not considered votes cast and therefore will not have any effect on the outcome of the vote for the purposes of determining whether the Resolution has been approved.

Multiple proxy voting instructions

Freeline Shareholders who wish to appoint more than one proxy in respect of their shareholding should photocopy the Form of Proxy. You should also indicate by ticking the box provided if the proxy is one of multiple instructions being given, fill in the name of the proxy and the number of shares in respect of which the proxy is appointed and return the multiple forms together (please ensure that all of the multiple Forms of Proxy in respect of one registered holding are sent in the same envelope if possible) by the time and date mentioned above.

Online appointment of proxies

As an alternative to completing and returning the printed Forms of Proxy, Forms of Proxy may be submitted electronically by logging on to the following website: www.eproxyappointment.com and following the instructions there. For an electronic proxy appointment to be valid, the appointment must be received by Computershare no later than:

•	2.30 p.m. (GMT) on 8 February 2024 in the case of the General Meeting; and

•	2.45 p.m. (GMT) on 8 February 2024 in the case of the Court Meeting,

or, in the case of either meeting being adjourned, no later than 48 hours before the time fixed for the holding of the adjourned meeting. In order to access the voting system, Freeline Shareholders will need their shareholder investor code found on their Form of Proxy.

In the case of the Court Meeting only, if you have not appointed a proxy electronically by such time you may complete the BLUE Form of Proxy and hand it to the Chairman of the Court Meeting or a representative of Computershare, on behalf of the Chairman of the Court Meeting, before the start of that meeting.

Electronic appointment of proxies through CREST

If you hold your Freeline Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the Meetings (or any adjourned meeting) by using the CREST Electronic Proxy Appointment Service, you may do so using the procedures described in the CREST Manual (available at www.euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service providers, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the CREST Proxy Instruction must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare (under CREST participant ID 3RA50) not later than 2.30 p.m. (GMT) on 8 February 2024 in the case of the Court Meeting and not later than 2.45 p.m. (GMT) on 8 February 2024 in the case of the General Meeting or, in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST applications host) from which Computershare is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedure(s) in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed one or more voting service providers, to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Freeline may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Further information about proxies and voting

Further information in relation to the appointment of proxies for and voting at the Meetings is set out in paragraph 20 of Part III (Explanatory Statement) of this document, in the notice of Court Meeting set out in this document under the section entitled “Notice of Court Meeting”, in the notes to the notice of the General Meeting set out in this document under the section entitled “Notice of General Meeting”, and in the instructions printed on the Forms of Proxy.

If you hold Freeline Shares indirectly, you must rely on the procedures of the bank, broker, financial institution, share plan administrator or share plan nominee or other securities intermediary through which you hold Freeline Shares. You should contact such intermediary for further instructions on how you can instruct that intermediary to vote on your behalf at the Meetings and the date by which you must provide such instructions to the intermediary.

If the Scheme becomes Effective, it will be binding on all Scheme Shareholders, including Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme at the Court Meeting and any Freeline Shareholders who did not vote to approve the Resolution or who voted against the Resolution at the General Meeting.

No “appraisal” rights

No Freeline Shareholders or Freeline ADS Holders will have “appraisal” or “dissenters” rights or otherwise have any right to seek an appraisal of the Freeline Shares.

Freeline Share Plans

Participants in the Freeline Share Plans should refer to paragraph 9 of Part III (Explanatory Statement) of this document for information relating to the effect of the Acquisition on their rights under the Freeline Share Plans.

Freeline ADS Holders

Freeline ADS Holders should refer to paragraph 16 of Part III (Explanatory Statement) of this document.

QUESTIONS AND ANSWERS ABOUT THE MEETINGS AND THE ACQUISITION

The following questions and answers address briefly some questions you may have regarding the Meetings and the proposals to be voted on at the Meetings. These questions and answers may not address all of the questions that may be important to you as a Freeline Shareholder. Please refer to the more detailed information contained elsewhere in this document, the annexes to this document and the documents referred to or incorporated by reference in this document, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this document without charge by following the instructions under the section entitled “Availability of Information” in paragraph 11 of Part II (US Special Factors).

Q:	Why am I receiving this document?

A:

On 22 November 2023, Freeline and Bidco entered into the Implementation Agreement, which provides, amongst other things, for the acquisition by Bidco, a wholly owned subsidiary of Syncona, of all of the issued and to be issued share capital of Freeline (other than the Excluded Shares) for USD 0.433333 per ordinary share in cash by way of a “scheme of arrangement” under Part 26 of the Act.

Q:	Who is making the proposal?

A:

Bidco is a newly established private limited company that was formed for the sole purpose of facilitating the Acquisition pursuant to the Implementation Agreement. Bidco has not engaged, and does not expect to engage, in any business other than in connection with the Acquisition.

Bidco is a wholly owned subsidiary of Syncona Portfolio, a member of the Syncona group. The parent company of the Syncona group is Syncona Limited, a registered, closed-ended investment company incorporated as a limited company in Guernsey, with ordinary shares publicly listed on the London Stock Exchange (LON: SYNC), whose principal business is to invest in biotechnology companies.

Q:	What is a “scheme of arrangement”?

A:

A “scheme of arrangement” is a Court-sanctioned arrangement between a company and its shareholders, which can be used as a transaction structure to effect a “takeover” or “merger.” If the Scheme becomes Effective, then:

•	Bidco will pay Scheme Shareholders USD 0.433333 in cash per Scheme Share;
•	all Scheme Shares will be transferred to Bidco (and/or its nominees); and
•	the Scheme will be binding on all Scheme Shareholders, whether or not they voted in support of the Scheme.

Q:	What is the Court Meeting?

A:

In order for the Scheme to become Effective, the Scheme must be approved by Scheme Shareholders. This approval is obtained at a shareholder meeting convened with the permission of the Court referred to as the “Court Meeting.” The purpose of the Court Meeting is to allow the Court to ascertain whether Scheme Shareholders are in favour of the Scheme.

Q:	When and where is the Court Meeting?

A:	The Court Meeting will be held at the offices of Freeline’s solicitors, Skadden, at 22 Bishopsgate, London, EC2N 4BQ, on 12 February 2024 at 2.30 p.m. (GMT).

Q:	What is the General Meeting?

A:

In addition to the approval of the Scheme at the Court Meeting, an additional resolution, referred to as the “Resolution”, necessary for Freeline to implement the Acquisition is required to be approved at a general meeting of Freeline Shareholders, referred to as the “General Meeting.”

Q:	When and where is the General Meeting?

A:	The General Meeting will be held at the offices of Freeline’s solicitors, Skadden, at 22 Bishopsgate, London, EC2N 4BQ, on 12 February 2024 at 2.45 p.m. (GMT).

Q:	Who is entitled to vote at the Court Meeting and the General Meeting?

A:	Scheme Shareholders are entitled to vote at the Court Meeting and Freeline Shareholders are entitled to vote at the General Meeting.

If you hold your Freeline Shares through a broker, bank or other nominee at the Scheme Voting Record Time you will need to contact your broker, bank or other nominee in order to submit your voting instructions.

If you hold Freeline Shares registered in your own name, you are entitled, subject to compliance with procedures described below, to vote either in person or by appointing another person or persons as your proxy or proxies to attend and vote in your stead.

Q:	What matters will be voted on at the Meetings?

A:	At the Court Meeting, Scheme Shareholders will vote on the approval of the Scheme.

At the General Meeting, Freeline Shareholders will vote on a special resolution to (a) authorise the Freeline Directors to take all necessary action to carry the Scheme into effect, and (b) amend the Freeline Articles to ensure that any Freeline Shares issued after the Scheme Record Time will be subject to the Scheme or otherwise transferred to Bidco (or another member of the Syncona group), so that no other person will hold Freeline Shares following the Effective Date; this special resolution is referred to as the “Resolution.”

Q:	How do I attend the Meetings?

A:

If you plan to attend the Court Meeting in person, you will need to provide proof that you own Scheme Shares in order to be admitted to the meeting. If you plan to attend the General Meeting in person, you will need to provide proof that you own Freeline Shares in order to be admitted to the meeting.

If you are a shareholder of record, please be prepared to provide proper identification, such as a driver’s licence. If you hold your shares through a broker, bank or other nominee you will need to provide proof of ownership, such as a recent account statement provided by your broker, bank or other nominee or other similar evidence of ownership, along with proper identification.

Freeline ADS Holders will not be able to attend the Court Meeting or the General Meeting in person. If you are a Freeline ADS Holder as of the ADS Voting Record Time and you wish to attend the Court Meeting and the General Meeting, you will need to arrange for the cancellation of your Freeline ADSs by 4.00 p.m. (Eastern Standard time) on 22 January 2024 in order to become a Freeline Shareholder prior to the applicable Scheme Voting Record Time. If you present your Freeline ADSs for cancellation after the ADS Voting Record Time and before 4.00 p.m. (Eastern Standard time) on 22 January 2024 to attend the Court Meeting or the General Meeting, you will need to certify that you were a Freeline ADS Holder as of the ADS Voting Record Time and that you will not vote the Freeline ADSs previously held.

Q:	What constitutes a quorum for the Meetings?

A:

In connection with the Court Meeting, there must be a sufficiently large (in the Court’s judgment) number of Scheme Shares included in the vote to fairly represent the opinion of Scheme Shareholders. Abstentions and broker non-votes will not be considered votes cast and will therefore not have any effect on the outcome of the vote at the Court Meeting.

In connection with the General Meeting, a quorum will be present if at least two Freeline Shareholders who together represent at least one-third of the voting rights attached to the Freeline Shares entitled to vote as at the Scheme Voting Record Time are present, in person or represented by proxy. As at the close of business on the Latest Practicable Date, there were 65,892,429 Freeline Shares issued and outstanding, including Freeline Shares represented by Freeline ADSs. Abstentions and broker non-votes will be considered in determining the presence of a quorum at the General Meeting.

Q:	What vote of Scheme Shareholders is required to approve the Scheme?

A:

At the Court Meeting, the Scheme will be approved by Scheme Shareholders if both (i) a majority in number of Scheme Shareholders who vote (either in person or by proxy) at the Court Meeting vote in favour of the Scheme, and (ii) Scheme Shares representing at least 75 per cent. in value of the total number of Schemes Shares voted (either in person or by proxy) at the Court Meeting are voted in favour of the Scheme.

In addition to approval by Scheme Shareholders at the Court Meeting, the Scheme will also require sanction by the Court. In considering whether to sanction the Scheme, the Court will consider whether there has been a sufficiently large (in the Court’s judgment) number of Scheme Shares included in the vote in favour of the Scheme to fairly represent the opinion of Scheme Shareholders, in addition to whether the required majority (as described above), is obtained.

At the General Meeting, the Resolution must be approved by Freeline Shareholders representing at least 75 per cent. of the votes cast, either in person or by proxy.

Q:	How does the Special Committee recommend that I vote?

A:	The Special Committee unanimously recommends that you vote in favour of the Scheme at the Court Meeting and in favour of the Resolution at the General Meeting.

Q:	How do Freeline Directors and officers intend to vote?

A:

It is currently expected that any Freeline Directors (other than Dr. Hollowood) and Freeline’s executive officers who are Scheme Shareholders and/or Freeline Shareholders (as applicable) will vote their Freeline Shares in favour of the Acquisition and the other proposals to be considered at the Meetings.

As of the Latest Practicable Date, Syncona Portfolio held 15,864,527 Freeline Shares and 1,466,507 Freeline ADSs, representing approximately 57.5% of the issued share capital of Freeline. The Freeline Shares and Freeline ADSs in which Syncona Portfolio is interested will not form part of the Scheme Shares and, as such, Syncona Portfolio will not be permitted to vote such Freeline Shares or Freeline ADSs at the Court Meeting. However, Syncona Portfolio will be permitted to vote such Freeline Shares and Freeline ADSs at the General Meeting. Furthermore, the Freeline Shares and Freeline ADSs held by Syncona Portfolio will not be transferred to Bidco (and/or its nominees) upon the Scheme becoming Effective and will not entitle Syncona Portfolio to receive any Consideration. Bidco will be requested to undertake to the Court that it will be bound by the Scheme. Upon the Scheme becoming Effective, Bidco will own 6,630,247 Freeline Shares and 1,428,592 Freeline ADSs and Syncona Portfolio will own 15,864,527 Freeline Shares and 1,466,507 Freeline ADSs, representing approximately 42.5% and 57.5% of the issued share capital of Freeline, respectively, and 100% of the Scheme Shares in aggregate.

The Special Committee unanimously recommended that the Freeline Shareholders vote in favour of the Acquisition and the other proposals to be considered at the Meetings.

Q:	What is the Court Hearing?

A:

In addition to the approval of the Scheme by the Scheme Shareholders at the Court Meeting and the Freeline Shareholders at the General Meeting, in order for the Scheme to become Effective, the Court must sanction the Scheme at a hearing. This hearing is referred to as the “Court Hearing.”

Q:	When and where is the Court Hearing?

A:

Subject to the approval of the Scheme by Scheme Shareholders and the prior satisfaction of the Conditions to completion of the Acquisition, the Court Hearing will be held at the Court, on 19 February 2024.

Q:	When is the Acquisition expected to be completed?

A:

As at the date of this document, it is expected that the Scheme will become Effective on 21 February 2024. However, the Acquisition cannot proceed until all of the Conditions are satisfied or, if capable of waiver, waived at or prior to the Long Stop Date in accordance with their respective terms, including the approval of the Scheme at the Court Meeting and the Resolution at the General Meeting. The Scheme also requires sanction by the Court. It is possible that factors outside the control of Freeline and Bidco could delay the completion of the Acquisition, or prevent it from being completed at all.

Q:	Does Bidco have the financial resources to make payment of the consideration for the Scheme Shares?

A:

Bidco anticipates that it will expend approximately USD 12.2 million, net of fees, to acquire the Scheme Shares for USD 0.433333 per Scheme Share. Bidco has, or will have, available to it, through intercompany agreements between Bidco and members of the Syncona group, funds necessary to satisfy all of Bidco’s payment obligations under the Implementation Agreement and resulting from the transactions contemplated thereby, which the Syncona group intends to satisfy from its existing cash resources. The obligations of Bidco to consummate the Acquisition are not subject to any financing condition.

Q:	What happens if the Acquisition is not completed?

A:

If the Scheme is not approved by Scheme Shareholders, or if the Acquisition does not become Effective for any other reason, the Scheme will lapse and the Acquisition will not proceed (unless extended with the agreement of Bidco, Freeline and, if required, the approval of the Court) and Scheme Shareholders will not receive any payment for their Scheme Shares in connection with the Acquisition. Instead, Freeline will remain a public company, and Freeline Shares and Freeline ADSs will continue to be registered under the Exchange Act and the Freeline ADSs will continue to be listed and traded on Nasdaq.

Q:	What do I need to do now? How do I vote my Freeline Shares?

A:

If you hold Scheme Shares registered in your own name, you are entitled to attend the Court Meeting to vote in person or to appoint another person or persons as your proxy or proxies to attend and vote in your stead, in accordance with the procedures further outlined in this document.

If you hold Freeline Shares registered in your own name, you are entitled to attend the General Meeting to vote in person or to appoint another person or persons as your proxy or proxies to attend and vote in your stead, in accordance with the procedures further outlined in this document.

If you hold your Freeline Shares through a broker, bank or other nominee you will need to contact your broker, bank or other nominee in order to submit your voting instructions for both the Court Meeting and the General Meeting.

You are strongly encouraged to sign and return the blue Form of Proxy for the Court Meeting as soon as possible or, if you hold Freeline Shares in CREST, via a CREST Proxy Instruction. You are also encouraged to sign and return the white Form of Proxy for the General Meeting at the same time as the blue Form of Proxy for the Court Meeting or if you hold Freeline Shares in CREST, via a CREST Proxy Instruction.

Q:	Can I revoke my proxy?

A:	Any person submitting a Form of Proxy pursuant to this solicitation has the power to revoke and change it at any time before it is voted.

If you are a Freeline Shareholder of record, you may revoke your proxy at any time before the vote is taken at the Court Meeting or the General Meeting, as applicable, by:

•

submitting a new Form of Proxy with a later date, by using the telephone or electronic proxy submission procedures described herein, or by completing, signing, dating and returning a new Form of Proxy by mail to Computershare;

•	attending the Court Meeting and/or the General Meeting and voting in person; or

•	delivering a written notice of revocation by mail to Computershare, at The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, United Kingdom.

Please note, however, that only your last validly delivered or received proxy will count (regardless of its date or of the date of its execution). Attending the Court Meeting or the General Meeting without taking one of the actions described above will not in itself revoke your proxy.

If you hold your shares indirectly through a broker, bank or other nominee, you will need to follow the instructions provided to you by your broker, bank or other nominee in order to revoke your proxy or submit new voting instructions. If you hold your shares indirectly, you may also revoke a prior proxy by voting in person at the Court Meeting and/or General Meeting if you obtain a Form of Proxy executed in your favour from your broker, bank or other nominee in order to be able to vote in person at such meeting.

Q:	What happens if I do not vote or if I abstain from voting on the proposals?

A:

If you are the registered holder of Freeline Shares and do not vote either in person or by appointing another person as your proxy to attend and vote in your stead, your shares will not be counted for purposes of determining whether a quorum is present at the General Meeting or for calculating the proportion of votes “For” and “Against” at either of the Meetings.

If your Freeline Shares are held by a broker, bank or other nominee, you will need to contact your broker, bank or other nominee in order to confirm the answer to this question. However, if you do not instruct your broker, bank or other nominee how to vote your shares, your shares will not be counted for purposes of calculating the proportion of votes “For” and “Against” at the Meetings. Broker non-votes will be considered in determining the presence of quorum at the General Meeting.

There is a “Vote Withheld” option to enable you to abstain from voting on the Resolution at the General Meeting. A “Vote Withheld” will count towards quorum at the General Meeting, however a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of votes “For” and “Against” the Resolution at the General Meeting.

Q:	Will my Freeline Shares held by a broker, bank or other nominee be combined for voting purposes with Freeline Shares I hold of record?

A:	If your Freeline Shares are held by a broker, bank or other nominee, these will not be combined for voting purposes with Freeline Shares in relation to which you are the registered holder.

Q:	Can Freeline ADS Holders vote at the Meetings?

A:

Freeline ADS Holders will not be entitled to attend the Court Meeting or the General Meeting in person or vote directly on the Acquisition. Instead, Freeline will request that the Depositary delivers to Freeline ADS Holders as at the ADS Voting Record Time a notice of (or notices for) the Court Meeting and the General Meeting, and Freeline ADS Holders as at the ADS Voting Record Time will have the right to instruct the Depositary, by means of the ADS Voting Instruction Cards, how to vote the Freeline Shares underlying the Freeline ADSs held as of the ADS Voting Record Time, subject to and in accordance with the terms of the Deposit Agreement with the Depositary, a copy of which is available free of charge at the SEC’s website at www.sec.gov.

If you are a Freeline ADS Holder as of the ADS Voting Record Time and you wish to attend the Court Meeting and the General Meeting, you must elect to become a Scheme Shareholder by surrendering some or all of your Freeline ADSs to the Depositary in exchange for the Scheme Shares represented by those Freeline ADSs by 4.00 p.m. (Eastern Standard time) on 22 January 2024, in accordance with the terms and conditions of the Deposit Agreement, so as to become a registered holder of Scheme Shares prior to the Scheme Voting Record Time. The Depositary is entitled to a cancellation fee of USD 0.05 per Freeline ADSs cancelled.

If you present your Freeline ADSs for cancellation after the ADS Voting Record Time and before 4.00 p.m. (Eastern Standard time) on 22 January 2024 to attend the Court Meeting or the General Meeting, you will need to certify that you were a Freeline ADS Holder as of the ADS Voting Record Time and that you will not vote the Freeline ADSs previously held. The Depositary is entitled to a cancellation fee of USD 0.05 per Freeline ADSs cancelled.

Q:	Why did I receive more than one proxy card or voting instruction card?

A:	You will receive separate proxy cards for voting on approval of the Scheme at the Court Meeting and for voting on the Resolution at the General Meeting.

Q: What happens if I sell my Scheme Shares before completion of the Acquisition?

A:

In order to receive the Consideration of USD 0.433333 per Scheme Share, you must hold your Scheme Shares at the Scheme Record Time. Consequently, if you transfer your shares before the Scheme Record Time, you will have transferred your right to receive the Consideration.

The Scheme Voting Record Time, which determines the Freeline Shareholders entitled to vote at the Meetings, is earlier than the consummation of the Acquisition. If you transfer your Scheme Shares after the Scheme Voting Record Time but prior to the Scheme Record Time, you will retain any rights you hold to vote at the Meetings but not the right to receive the Consideration.

If you are a Freeline ADS Holder, in order to receive the consideration to which you are entitled in relation to any Freeline ADS, you must surrender your Freeline ADS to the Depositary after the Effective Date. Consequently, if you transfer your Freeline ADSs on or before the Effective Date, you will not be able to present your Freeline ADSs to the Depositary to receive any consideration in relation thereto.

Q:	Should I send in my share certificates or other evidence of ownership now?

A:	No, do not send your certificates now.

There is no requirement for registered Freeline Shareholders to take any action with regard to their share certificates. Share certificates in respect of Freeline Shares will cease to be valid upon the Scheme becoming Effective.

If you are a Freeline ADS Holder who holds your Freeline ADSs in certificated form you will, after the Effective Date, receive a letter of transmittal from the Depositary with an explanation on how to surrender the Freeline ADSs to the Depositary. Such Freeline ADS Holders must sign and return the letter of transmittal, together with their Freeline ADS certificates, to receive any consideration to which they are entitled.

If you are a Freeline ADS Holders who holds your Freeline ADSs in uncertificated form, you will automatically receive any consideration to which they are entitled and do not need to take any further action (unless your broker, bank or other nominee advises that further action is necessary).

If your Freeline Shares or Freeline ADSs are held on your behalf by a broker, bank or other nominee, you may receive instructions from your broker, bank or other nominee as to what action, if any, you need to take to effect the surrender of your Freeline Shares or Freeline ADSs in exchange for the Consideration.

Q:	Where can I find more information about Freeline?

A:	You can find more information about Freeline from the various sources described in the section entitled “Additional Information” in paragraph 11 of Part II (US Special Factors).

Q:	What are the U.S. federal income tax considerations applicable to the privatisation of Freeline to Scheme Shareholders and Freeline ADS Holders that are U.S. Holders?

A:

The Scheme will generally be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder (as defined in paragraph 10 of Part VI (Additional Information)) will recognise gain or loss with respect to its Freeline Shares and Freeline ADSs, measured by the difference between the amount of Consideration paid to such U.S. Holder and such U.S. Holder’s adjusted tax basis in its Freeline Shares or Freeline ADSs, as applicable. Whether any portion of such gain constitutes ordinary income or capital gain will depend on Freeline’s status as a “passive foreign investment company” (a “PFIC”), which is subject to uncertainty, and, if so, whether the U.S. Holder has made certain elections with respect to its Freeline Shares and Freeline ADSs. If Freeline is a PFIC, a deferred interest charge may also apply to such income or gain.

Freeline Shareholders and Freeline ADS Holders should carefully read the section entitled “United States taxation for U.S. Holders” in paragraph 10 of Part VI (Additional Information). Tax matters are complicated and the tax consequences of the Scheme to Freeline Shareholders and Freeline ADS Holders will depend upon the facts of their respective situations. Accordingly, each Freeline Shareholder and Freeline ADS Holder is urged to consult with his, her or its own tax adviser to determine the particular U.S. federal, state, local and non-U.S. tax consequences to it of the Scheme.

Q:	Can I access these materials on the Internet?

A:	These materials can be found at Freeline’s website, https://freeline.life/investors/sec-filings, or through the website maintained by the SEC at www.sec.gov.

Q:	Who can help answer my other questions?

A:	You can contact the Freeline Shareholder helpline on +44 (0) 370 703 6147. Lines are open Monday to Friday (except public holidays) between 8.30 a.m. and 5.30 p.m. (GMT)

If your broker, bank or other nominee holds your shares, you may also call your broker, bank or other nominee for additional information.

If you have any questions about the Acquisition, please call Georgeson LLC, the proxy solicitor for the Freeline ADSs, at +1 (888) 275-1830.

PART I

LETTER FROM THE SPECIAL COMMITTEE OF FREELINE THERAPEUTICS HOLDINGS PLC

(incorporated in England and Wales with registered number 12546479)

Special Committee Members Julia P. Gregory Martin Andrews Colin Love Jeffrey Chodakewitz	Registered office: Sycamore House, Gunnels Wood Road Stevenage, Hertfordshire SG1 2BP United Kingdom

18 January 2024

To all Freeline Shareholders

Dear Shareholders

ACQUISITION

of

FREELINE THERAPEUTICS HOLDINGS PLC

by

BIDCO 1354 LIMITED

1.	Introduction

On 22 November 2023, the Special Committee and Syncona announced a recommended cash acquisition of Freeline pursuant to which Bidco will acquire the entire issued and to be issued share capital of Freeline (other than the Excluded Shares). The Acquisition is to be effected by means of a scheme of arrangement under Part 26 of the Act, which requires the approval of Scheme Shareholders and the sanction of the Court. The Acquisition remains subject to the terms and conditions set out in Part IV (Conditions to and Further Terms of the Scheme and the Acquisition) of this document.

2.	Summary of the terms of the Acquisition

The Acquisition is to be effected by way of a Court-sanctioned scheme of arrangement under Part 26 of the Act, which requires the approval of the Scheme Shareholders at the Court Meeting, the passing of the Resolution at the General Meeting and the sanction of the Court.

In accordance with the terms of the Acquisition, which is subject to the Conditions and further terms set out in Part IV (Conditions to and Further Terms of the Scheme and the Acquisition) of this document, Scheme Shareholders at the Scheme Record Time will be entitled to receive:

For each Scheme Share	USD 0.433333 in cash

Based on the exchange rate of approximately GBP 1: USD 1.2631 on the Latest Practicable Date:

•

the terms of the Acquisition value each Freeline Share at USD 0.433333 per ordinary share and each Freeline ADS at USD 6.50 per ADS and Freeline’s entire issued and to be issued share capital at approximately GBP 22.61 million (USD 28.6 million); and

•	the terms of the Acquisition represent a premium of approximately:

•	51 per cent. to the Closing Price per Freeline ADS of USD 4.32 on 17 October 2023 (being the last day of trading prior to the public announcement of Syncona’s Initial Proposal on 18 October 2023); and

•	75 per cent. to the 30-trading day average closing price per Freeline ADS of USD 3.72 as of 17 October 2023.

The Scheme Shares will be acquired by Bidco with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third-party rights or interests whatsoever and together with all rights existing at the date of this document or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Scheme Shares.

The Acquisition remains subject to the Conditions and further terms set out in full in Part IV (Conditions to and Further Terms of the Scheme and the Acquisition) of this document.

The Scheme is conditional, amongst other things, upon:

(i)	it becoming Effective by the Long Stop Date, failing which it will lapse;

(ii)

its approval by a majority in number of the Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting that may be required by the Court or at any adjournment of any such meeting;

(iii)	all resolutions necessary to approve and implement the Scheme being duly passed by the requisite majority or majorities at the General Meeting or at any adjournment of that meeting;

(iv)

the sanction of the Scheme by the Court with or without modification (but subject to any such modification being acceptable to Bidco and Freeline) and, following such sanction, the delivery of a copy of the Court Order to the Registrar of Companies; and

(v)	the Court Hearing being held on or before the date immediately preceding the Long Stop Date (or such later date, if any, as Bidco and Freeline may agree and the Court may allow).

At this stage, subject to the approval and availability of the Court (which is subject to change), and subject to the satisfaction (or, where applicable, waiver) of the Conditions, Freeline expects that the scheme will become Effective in early 2024.

3.	Background to and reasons for the Acquisition

The purpose of the Acquisition is for Bidco to acquire all of the issued and to be issued share capital of Freeline (other than the Excluded Shares). Following the consummation of the Acquisition, the Freeline Shareholders (other than Syncona Portfolio) will cease to have any equity interest in Freeline or any right to participate in Freeline’s earnings and future growth (if any).

The strategy of Syncona is to create, build and scale companies around exceptional science to create a diversified portfolio of leading healthcare businesses, across development stage and therapeutic areas, for the benefit of Syncona’s stakeholders. The Acquisition is in furtherance of this strategy, in that it is intended to better position Freeline to advance the development of its product candidates than if Freeline were to remain a publicly listed company where there is significant risk to its ability to secure adequate financing to continue its operations.

4.	Special Committee Recommendation

For the reasons set out in this document, the Special Committee, who has consulted with its legal and financial advisors regarding the terms of the Acquisition, considers the terms of the Acquisition to be fair and reasonable.

Accordingly, the Special Committee believes that the terms of the Acquisition, including the terms of the Implementation Agreement, are fair and reasonable and that proceeding with the Acquisition is likely to promote the success of Freeline for the benefit of its shareholders, having had regard to the interests of other stakeholders and unanimously recommends that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and Freeline Shareholders vote in favour of the Resolution to be proposed at the General Meeting.

5.	Opinion of the Special Committee’s Financial Advisor

Introduction

The Special Committee retained Leerink Partners as its financial advisor in connection with the Acquisition. In connection with this engagement, the Special Committee requested that Leerink Partners evaluate the fairness, from a financial point of view, to the holders of Freeline Shares (other than Excluded Shares) of the Consideration proposed to be paid to such holders pursuant to the terms of the Implementation Agreement. On 21 November 2023, Leerink Partners rendered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion dated 21 November 2023, to the effect that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Consideration proposed to be paid to the holders of Freeline Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink Partners, dated 21 November 2023, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex B to this document and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by reference to the full text of the written opinion attached hereto as Annex B. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Special Committee (in its capacity as such) in connection with and for purposes of the Special Committee’s consideration of the Acquisition and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Freeline Shares (other than Excluded Shares) of the Consideration proposed to be paid to such holders pursuant to the terms of the Implementation Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Implementation Agreement or the Acquisition and does not constitute a recommendation to any Freeline Shareholder as to how such holder should vote (if applicable) with respect to the Resolution, tender shares (if applicable) with respect to any Takeover Offer, or otherwise act with respect to the transactions contemplated by the Implementation Agreement or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

•	a draft of the Implementation Agreement, dated 21 November 2023, as provided to Leerink Partners by the Company;

•	the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2022, as filed by the Company with the SEC;

•

the Company’s financial results for the fiscal quarters ended 31 March 2023 and 30 June 2023, included in the Company’s Reports of Foreign Issuer on Form 6-K, as filed by the Company with the SEC on 30 May 2023 and 15 August 2023, respectively;

•	certain other Reports of Foreign Issuer on Form 6-K, as filed by the Company with, or furnished by the Company to, the SEC; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, as furnished to Leerink Partners and approved for Leerink Partners’ use by the Company for purposes of Leerink Partners’ analysis (the “Internal Data”), including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company, as more fully described in the section entitled “Certain Projected Financial Information” in paragraph 10 of Part II (US Special Factors)“ of this document (the “Company Forecasts”).

Leerink Partners also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Leerink Partners considered the results of its efforts on behalf of the Company to solicit, at the direction of the Special Committee, indications of interest from third parties with respect to a possible acquisition of or business combination with the Company. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with the Special Committee’s consent, relied upon such information as being complete and accurate. In that regard, Leerink Partners assumed, at the Special Committee’s direction, that the Internal Data (including, without limitation, the Company Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby, and Leerink Partners relied, at the Special Committee’s direction, on the Internal Data for purposes of its analysis and its opinion. Leerink Partners expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Special Committee’s direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company.

Leerink Partners assumed, at the Special Committee’s direction, that the final executed Implementation Agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last version of such document reviewed by Leerink Partners. Leerink Partners also assumed, at the Special Committee’s direction, that the representations and warranties made by the Company and Bidco in the Implementation Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at the Special Committee’s direction, that the Acquisition would be consummated on the terms set forth in the Implementation Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Acquisition, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or its opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Acquisition on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and expressed no opinion as to any legal, regulatory, tax or accounting matters.

Leerink Partners expressed no view as to, and its opinion did not address, the Company’s underlying business decision to proceed with or effect the Acquisition, or the relative merits of the Acquisition as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Freeline Shares (other than Excluded Shares) of the Consideration proposed to be paid to such holders pursuant to the terms of the Implementation Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and Leerink Partners’ opinion did not address, any other term or aspect of the Implementation Agreement or the Acquisition, including, without limitation, the structure or form of the Acquisition, or any other agreements or arrangements contemplated by the Implementation Agreement or entered into in connection with or otherwise contemplated by the Acquisition, including, without limitation, the fairness of the Acquisition or any other term or aspect of the Acquisition to, or any consideration to be received in connection therewith by, or the impact of the Acquisition on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Acquisition or the other transactions contemplated by the Implementation Agreement, whether relative to the Consideration proposed to be paid to the holders of Freeline Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Leerink Partners’ opinion does not constitute a recommendation to any Freeline Shareholder as to how such shareholder should vote (if applicable) with respect to the Resolution, tender shares (if applicable) in connection with any Takeover Offer, or otherwise act with respect to the transactions contemplated by the Acquisition or any other matter.

Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the Special Committee (in its capacity as such) in connection with and for purposes of its consideration of the Acquisition. The issuance of Leerink Partners’ opinion was authorised by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the Special Committee in connection with its opinion, which was delivered orally to the Special Committee on 21 November 2023, and subsequently confirmed in its written opinion, dated 21 November 2023. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Internal Data, including the Company Forecasts. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Leerink Partners. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion.

Leerink Partners may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarised below should not be taken to be the view of Leerink Partners as to the actual value of Freeline. In performing its analyses,

Leerink Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Freeline or any other parties to the Acquisition.

None of Freeline, Bidco, any Syncona Person, Leerink Partners or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than as set forth below. In addition, analyses relating to the value of Freeline do not purport to be appraisals or reflect the prices at which Freeline may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, these financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before 20 November 2023, and is not necessarily indicative of current market conditions.

Leerink Partners’ financial analyses and opinion were only one of many factors taken into consideration by the Special Committee in its evaluation of the Acquisition, as described under in the section entitled “Reasons for the Recommendation” in paragraph 4 of Part II (US Special Factors). Consequently, the analyses described below should not be viewed as determinative of the views of the Special Committee or management of Freeline with respect to the Consideration or as to whether the Special Committee would have been willing to determine that different Consideration was fair. The amount and type of Consideration payable in the Acquisition was determined through arm’s-length negotiations between Freeline and Syncona and were approved by the Special Committee. Leerink Partners provided advice to the Special Committee during these negotiations. However, Leerink Partners did not recommend any specific Consideration or other financial terms to Freeline or the Special Committee or that any specific Consideration or other financial terms constituted the only appropriate consideration for the Acquisition. For the purposes of its financial analyses, Leerink Partners assumed a net cash balance at Freeline of USD 100 million as of the valuation date of 1 February 2024, inclusive of USD 15 million in net proceeds from a convertible loan note bridge financing and USD 94 million in net proceeds from a near-term equity raise of USD 100 million, net of debt outstanding under Freeline’s convertible loan notes, estimated by Freeline management to equal approximately USD 16.5 million (inclusive of a USD 1.5 million prepayment premium) as of 1 February 2024.

Discounted Cash Flow Analysis

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors, and then adding the present value equivalent of the terminal value of the business at the end of the applicable projection period (if applicable). A discounted cash flow analysis is a widely accepted valuation methodology for development stage biotechnology companies, including valuations of companies whose primary product candidate is still in development and for which regulatory authorisation to market the applicable product candidate may not be obtained, if at all, until several years into the future.

For purposes of its discounted cash flow analysis, at the direction of the Special Committee, Leerink Partners relied upon the Company Forecasts. Leerink Partners was advised by Freeline, and assumed, at the Special Committee’s direction, that the Company Forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Freeline as to the matters covered thereby. Freeline advised Leerink Partners that it believed the probabilities of success were reasonable, based on a review of publicly available studies and industry practice and Freeline management’s professional experience. The Company Forecasts, which the Special Committee directed Leerink Partners to use in deriving its financial analyses, include cash flows through 2043, which reflects the marketing exclusivity period for a biologic product and four years following the end of exclusivity. Freeline advised Leerink Partners that it believed it was reasonable to forecast revenues through 2043, with no terminal value for potential cash flows in 2044 and beyond.

Leerink Partners’ discounted cash flow analysis calculated the estimated present value of the risk-adjusted, stand-alone, unlevered, after-tax free cash flows that Freeline was forecasted to generate from 1 February 2024 (the estimated closing date of the Acquisition), through 31 December 2043, which unlevered, after-tax free cash flows were derived from the Company Forecasts. These cash flows were discounted to present value as of 1 February 2024 using discount rates ranging from 18.0% to 21.0%, based on an estimate of Freeline’s weighted average cost of capital, to determine a range of enterprise values for Freeline. Leerink Partners then calculated an aggregate equity value for Freeline by adjusting for (i) cash balances, including cash and cash equivalents, estimated by Freeline management to equal approximately USD 116.5 million as of 1 February 2024, (ii) debt outstanding under Freeline’s convertible loan notes, estimated by Freeline management to equal approximately USD 16.5 million (inclusive of a USD 1.5 million prepayment premium) as of 1 February 2024, and (iii) the estimated cash flow impact of Freeline’s available net operating loss carryforwards and other tax attributes. Leerink Partners then calculated a range of implied equity values per ADS by (a) dividing the result of the foregoing calculations by Freeline’s fully diluted outstanding ADSs of approximately 4.74 million, calculated on a treasury stock method basis (taking into account outstanding in-the-money stock options and unvested restricted stock units) as of 31 October 2023 and as set forth in the Internal Data. This analysis resulted in a range of implied equity values per ADS of approximately USD 4.25 to USD 5.50, rounded to the nearest USD 0.25, as compared to the Consideration in the Acquisition of USD 6.50 per ADS.

Description of Preliminary Discussion Materials of Leerink Partners

At a meeting of the Special Committee held on 20 October 2023, Leerink Partners presented preliminary discussion materials to the Special Committee. These preliminary discussion materials included information covering, among other things, (a) a summary of the non-binding indication of interest from Syncona dated 17 October 2023; (b) a summary of the strategic outreach performed by Leerink Partners; (c) a preliminary and illustrative financial analysis of the Company, similar to the financial analyses described above, including an illustrative analysis for reference purposes only that did not include the dilutive impact of a near-term equity raise of USD 100 million; (d) a summary, for reference purposes only, of recent minority squeeze out transactions; and (e) a summary, for reference purposes only, of Wall Street equity research analyst price targets for Freeline. A copy of these preliminary discussion materials has been attached as Exhibit (c)(4) to the Schedule 13E-3, and is incorporated by reference herein.

At a meeting of the Special Committee held on 20 November 2023, Leerink Partners presented preliminary discussion materials to the Special Committee. These preliminary discussion materials included information covering, among other things, (a) a process overview and summary of the terms of the proposed Acquisition; (b) a summary of the proposed convertible loan note bridge financing; (c) a preliminary financial analysis of the Company, similar to the financial analyses described above, including the dilutive impact of a near-term equity raise of USD 100 million; and (d) a summary, for reference purposes only, of recent minority squeeze out transactions. A copy of these preliminary discussion materials has been attached as Exhibit (c)(3) to the Schedule 13E-3, and is incorporated by reference herein.

General

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the past two years, except for services provided to the Special Committee in connection with the Acquisition, Leerink Partners has not provided investment banking services to Freeline, Syncona or Bidco for which Leerink Partners has received compensation. In the ordinary course of business, Leerink Partners may, in the future, provide investment banking services to Freeline, Syncona, Bidco or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of Freeline, Syncona, Bidco or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Freeline, Syncona or Bidco and the Acquisition and other participants in the Acquisition that differ from the views of Leerink Partners’ investment banking personnel.

The Special Committee selected Leerink Partners to act as the Special Committee’s financial advisor in connection with the Acquisition based on Leerink Partners’ qualifications, reputation, experience and expertise in the biopharmaceutical industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its relationship and familiarity with Freeline and its business. Leerink Partners is an internationally recognised investment banking firm that has substantial experience in transactions similar to the Acquisition.

In connection with Leerink Partners’ services as financial advisor to the Special Committee, Freeline has agreed to pay Leerink Partners an aggregate fee of $2.25 million, $750,000 of which became payable upon the rendering by Leerink Partners of its opinion on 21 November 2023, and the remainder of which is payable contingent upon consummation of the Acquisition. In addition, Freeline has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangement between Leerink Partners and Freeline, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and Freeline, and the Special Committee was aware of the arrangement, including the fact that a significant portion of the fee payable to Leerink Partners is contingent upon the completion of the Acquisition.

6.	Background to the Recommendation

The following chronology summarises the key events that led to the signing of the Implementation Agreement. This chronology does not catalogue every interaction of or among members of the Freeline Board (including the Special Committee), members of Freeline management or Syncona management, Freeline’s or Syncona’s financial (as applicable) or legal advisors or any other person.

Freeline is a clinical-stage gene therapy company formed in 2015 with funding from Syncona. Since Freeline’s inception, including its initial public offering in August 2020 and its registered direct offering in March 2022, Syncona has invested an aggregate of over USD 200.0 million in Freeline. As of the Latest Practicable Date, Syncona Portfolio held approximately 57.5% of the issued share capital of Freeline. Dr. Chris Hollowood, who was Chief Investment Officer and is now Chief Executive Officer of Syncona Investment, has served as the Chairman of the Board of Freeline or its predecessor since December 2015. Over the last two years, the Freeline Board and senior management of Freeline evaluated, from time to time, potential transaction structures with the goal of securing the substantial funding needed to develop its product candidates, including those specifically described below with Syncona, other shareholders, their affiliates and other persons. Mr. Parini (Chief Executive Officer of Freeline) and Dr. Hollowood had periodic standing meetings where they generally discussed matters related to Freeline’s business and development programmes.

As discussed in greater detail below, with the commencement of discussions between Freeline and Syncona regarding a potential “take private” transaction, Freeline evaluated the potential existence of any potential conflict of interest with respect to Dr. Hollowood (in light of Syncona being the majority shareholder of Freeline and Dr. Hollowood’s position as Chief Executive Officer of Syncona Investment and Chairman of the Freeline Board) and implemented appropriate governance measures to enhance and protect the independence of deliberations by the Freeline Board. These measures consisted of (i) the formation of the Special Committee, which excluded Dr. Hollowood, for the purposes of (among other matters) considering, negotiating the terms of and approving (on behalf of the Freeline Board) a potential “take private” transaction between Freeline and Syncona, (ii) information and other governance protocols, recommended by Freeline’s outside legal advisors and consented to by Syncona’s representatives, designed to manage conflicts of interest and information flow during the period in which Freeline and Syncona were pursuing a potential “take private” transaction and (iii) Dr. Hollowood recusing himself from and not attending the portion of any Freeline Board meeting in which a potential “take private” transaction between Freeline and Syncona was discussed. From and after the implementation of such measures, with respect to any discussions between Dr. Hollowood, on the one hand, and representatives of Freeline (including the Special Committee), regarding a potential “take private” transaction between Freeline and Syncona, Dr. Hollowood was acting solely on behalf Syncona and in his capacity as a representative of Syncona.

On 19 November 2021, Freeline’s then General Counsel Stephen Diamond and Syncona Investment’s then General Counsel Andrew Cossar discussed entering into a confidential disclosure agreement between Freeline and Syncona Investment to explore potential equity financing opportunities. Subsequently Freeline identified that an existing confidential disclosure agreement dated 6 August 2021 was already in place. On 29 November 2021, Dr. Hollowood sent an email to Freeline’s CEO Michael Parini and requested that Freeline share the due diligence materials with Syncona.

On 2 December 2021, Freeline and Syncona entered into the amendment to extend the term of the confidential disclosure agreement from 31 December 2021 to 31 March 2022 and also entered into a new confidential disclosure agreement regarding certain intellectual property controlled by Freeline related to complement factor I, a potential therapeutic target. On the same day, Dr. Hollowood met the Freeline representatives, Messrs. Parini and Diamond to discuss potential equity financing options. Following the meeting, Syncona indicated to Freeline that it would purchase up to 30% of the shares issued in any registered follow-on offering by Freeline with gross proceeds between USD 30 million and USD 50 million. Freeline’s senior management attempted to organise a registered follow-on offering meeting these conditions with the assistance of an investment bank.

At their standing meeting on 2 December 2021, Mr. Parini and Dr. Hollowood discussed the status of the follow-on offering, among other matters.

On 13 December 2021, at Freeline’s request Syncona executed a waiver of its registration rights and right to a notice under the registration rights agreement dated 11 August 2020 in connection with a potential follow-on equity fundraising.

On 16 December 2021, representatives of Freeline met with Dr. Hollowood and informed him that Freeline had decided to abandon the proposed equity offering plans due to the suboptimal pricing achieved.

On 6 January 2022, Freeline completed an “at the market” (“ATM”) equity offering, pursuant to which it issued 655,594 Freeline ADSs, each representing one Freeline Share, at an average (pre-ratio change) price of USD 2.0385 per Freeline ADS, raising approximately USD 1.3 million in net proceeds.

On 7 January 2022, following the meeting of the board of directors of Freeline, Mr. Parini discussed recent share trading activity and the ATM transaction with Dr. Hollowood.

During January 2022, representatives of Freeline, including Mr. Parini, non-executive director Julia P. Gregory and Mr. Diamond, met with Dr. Hollowood on a number of occasions to discuss financing options for Freeline.

On 13 January 2022, Dr. Hollowood shared with Mr. Parini potential interest from a third party in a collaboration on one or more of Freeline’s assets.

On 26 January 2022, Mr. Parini, Dr. Hollowood and a representative of a Syncona portfolio company had a videoconference where they discussed the research and development programmes of Freeline and such company.

On 7 February 2022, Mr. Parini and Dr. Hollowood communicated about a potential collaboration between the Syncona portfolio company and Freeline given their common manufacturing needs and modalities.

On 17 February 2022, Mr. Parini met with Dr. Hollowood and Mr. Parini informed Dr. Hollowood that Freeline determined that a collaboration with the Syncona portfolio company would not be in Freeline’s best interests given the portfolio company’s significant capital needs.

On 22 February 2022, Dr. Hollowood called Mr. Parini and discussed a potential financing agreement with Lincoln Park Capital and potential interest from other investors.

On 1 March 2022, Mr. Parini met Dr. Hollowood to discuss a potential registered direct offering that would include a USD 20.0 million investment in Freeline by Syncona and the possibility of involving three other Freeline Shareholders to increase the aggregate offering amount to USD 25.0 million.

On 11 March 2022, Mr. Parini and Dr. Hollowood discussed use of the ATM following announcement of the registered direct offering.

On 10 March 2022, Freeline entered into a purchase agreement with Syncona Portfolio and certain other existing shareholders providing for the issuance and sale by Freeline of 24,857,143 Freeline ADSs, each representing one Freeline Share, at a (pre-ratio change) price of USD 1.05 per Freeline ADS (amounting to an aggregate of USD 26.1 million), in a registered direct offering. The offering closed on 15 March 2022. Freeline received net proceeds of approximately USD 24.2 million from the offering, after deducting offering expenses payable by Freeline.

To provide further financing for its business operations, on 18 March 2022, Freeline entered into a purchase agreement with Lincoln Park Capital Fund, LLC, or Lincoln Park, under which Freeline may at its discretion, sell to Lincoln Park up to USD 35.0 million of Freeline ADSs over a 36-month period, subject to certain daily limits, applicable prices, and conditions. In addition, under the purchase agreement, Freeline issued to Lincoln Park Freeline ADSs representing 954,208 Freeline Shares with a fair market value of approximately $1.0 million as consideration for its commitment to purchase Freeline ADSs under the purchase agreement.

On 21 March 2022, Mr. Parini and Dr. Hollowood discussed the draft press releases of Freeline and Syncona regarding the purchase agreement with Lincoln Park.

On 8 April 2022, Freeline completed an “at the market” equity offering, pursuant to which it issued 2,382,022 Freeline ADSs, each representing one Freeline Share, at an average (pre-ratio change) price of USD 1.0512 per Freeline ADS, raising approximately USD 2.4 million in net proceeds.

On 31 May 2022, Freeline received a deficiency notice from Nasdaq regarding Freeline’s non-compliance with the USD 1.00 minimum bid price requirement for continued listing of the Freeline ADSs on the Nasdaq Global Select Market, as set forth in Nasdaq Listing Rule 5450(a)(1) and 180-day period to regain compliance with the minimum bid price requirement. Following Freeline’s announcement of the receipt of Nasdaq’s notice, Mr. Diamond called Mr. Cossar to discuss Freeline’s plans to regain compliance with the minimum bid price requirement. noting the potential to transfer to the Nasdaq Capital Market or to change the ration of Freeline ADSs to Freeline Shares if necessary.

On 28 June 2022, Mr. Parini met Dr. Hollowood following Freeline’s Annual General Meeting in London to discuss a potential collaboration with Forcefield Therapeutics Limited, or Forcefield, a company controlled by Syncona. Around the time of the Annual General Meeting, Ms. Gregory and Dr. Hollowood also discussed a range of options in respect of the financing of Freeline, including whether Freeline should remain a publicly listed company.

On 17 August 2022, Mr. Parini and Dr. Hollowood discussed a potential collaboration with a third party.

On 8 September 2022, Mr. Parini met Dr. Hollowood to discuss the potential collaboration with Forcefield.

On each of 26 October 2022, 11 September 2022, and 23 November 2022, Mr. Parini and Dr. Hollowood had their standing meetings via videoconference where they discussed the progress of the transaction to sell

Freeline’s German subsidiary, focused on chemistry, manufacturing and controls, to Ascend Gene and Cell Therapies Limited and other routine business matters.

On 29 November 2022, Freeline announced that it received approval from the Nasdaq Stock Market LLC to transfer the listing of its Freeline ADSs from the Nasdaq Global Select Market to the Nasdaq Capital Market effective as of November 2022 and was granted an additional 180-day period until 29 May 2023 to regain compliance with the minimum bid price requirement upon indicating to Nasdaq its intent to cure the minimum bid price deficiency during the additional compliance period by implementing a reverse share split or ADS ratio change.

On 6 December 2022, Mr. Parini met Dr. Hollowood where they discussed the Forcefield collaboration.

On 9 December 2022, a representative of Company A approached Freeline to request a meeting at the J.P. Morgan Healthcare Conference in San Francisco, California the following month.

On 19 December 2022, Mr. Parini had a call with Dr. Hollowood and explored a range of strategic alternatives to secure the financial future of Freeline including potential participation in a multi-company gene therapy incubator for a large pharmaceutical company.

On 6 January 2023, Mr. Parini and Dr. Hollowood had their standing meeting via videoconference where they discussed potential business collaboration opportunities between Freeline and other Syncona portfolio companies.

From 8 January 2023 through 11 January 2023, Dr. Hollowood, Mr. Parini and other representatives of Syncona and Freeline attended the J.P. Morgan Healthcare Conference in San Francisco, California. On 8 January 8 2023, Mr. Parini and Dr. Hollowood met to discuss upcoming meetings at the conference with potential strategic partners. Company representatives also met with a number of investors and sell-side analysts while at the conference.

On 9 January 2023, Company A and Freeline entered into a confidential disclosure agreement, which did not contain a standstill provision. Representatives of Freeline met with several potential strategic partners at the conference, including a confidential meeting with Company A in which Freeline shared the latest data from its Phase 1/2 MARVEL-1 clinical trial of its FLT190 product candidate for the treatment of Fabry disease.

On 18 January 2023, Mr. Parini and Dr. Hollowood had their standing meeting via videoconference where Dr. Hollowood advised Mr. Parini of potential interests from third parties in investing in Freeline. The representatives also discussed potential business collaboration opportunities between Freeline and Syncona’s portfolio companies.

On 20 January 2023, Mr. Parini and Dr. Hollowood had their standing meeting via videoconference where they discussed potential new investors for Freeline, including Investor A.

On 31 January 2023, Mr. Parini and Dr. Hollowood corresponded on a potential investment interest by Investor A to Freeline. Freeline subsequently entered into a non-disclosure agreement with the Investor A on 15 February 2023, which did not contain a standstill provision.

On 3 February 2023, Freeline contacted representatives of Leerink Partners to discuss Leerink Partners’ potential engagement as financial advisor. Freeline and Leerink Partners subsequently entered into a confidential disclosure agreement on 9 March 2023.

On 15 February 2023 and on 3 March 2023, Mr. Parini and Dr. Hollowood had their standing meetings via videoconference where they discussed routine business as well as a potential collaboration with the Syncona portfolio company previously discussed.

On 21 March 2023, Freeline entered into an exclusive patent and know-how licence agreement with Forcefield. Under the terms of the agreement, Forcefield granted Freeline an exclusive licence under certain patent rights to develop and commercialise AAV gene therapies for certain cardiac conditions and a non-

exclusive licence to certain know-how. Freeline was required to make an upfront payment to Forcefield of GBP 0.5 million or USD 0.6 million and may be required to make up to GBP 18.3 million or USD 22.0 million in development and regulatory milestone payments, and pay Forcefield a mid-single-digit percentage royalty on net sales of certain royalty products on a product-by-product and country-by-country basis, until the later of (a) the expiration of the last valid licensed patent claim covering such product in such country or (b) ten years from the first commercial sale of such product sold in that country or 20 years from the date upon which the agreement was signed. Freeline also agreed to make payments to Forcefield in accordance with a workplan to be agreed in connection with a sponsored research agreement entered into between Forcefield and a non-profit organisation.

On 24 March 2023, Freeline entered into an exclusive patent and know-how licence agreement with Syncona IP Holdco (2) Limited, or Syncona Holdco, a company controlled by Syncona. Under the terms of the agreement, Freeline granted Syncona Holdco an exclusive licence under certain patent rights related to an immune-modifying protein to develop and commercialise the technology other than in respect of liver-directed gene therapies and a non-exclusive licence to certain know-how. Syncona Holdco was required to make an upfront payment to Freeline of GBP 0.5 million or USD 0.6 million and may be required to make up to GBP 12.5 million or USD 15.1 million in development and regulatory milestone payments, and pay Freeline a low-single-digit percentage royalty on net sales of certain licensed products and know-how products on a product-by-product and country-by-country basis, commencing on the date of the first commercial sale of such product in such country until (in respect of licensed products) the expiration of the last valid licensed patent claim covering such product in such country or (in respect of know-how products) 20 years from the date upon which the agreement was signed.

On 29 and 30 March 2023, the Freeline Board held a regular meeting in Stevenage, United Kingdom. Dr. Hollowood recused himself from a discussion of the strategic and financial options available to Freeline.

Beginning in March 2023, the Freeline Board (and later, the Special Committee) regularly assessed at its meetings the Company’s cash position and liabilities and determined that there were reasonable prospects of avoiding insolvency at the time of each such meeting. On 30 March 2023, Mr. Parini and Dr. Hollowood discussed the need for financing for Freeline to avoid insolvency and the financing options available to Freeline including a private investment in public equity, or PIPE, exploring potential strategic transactions with third-parties and whether Freeline should remain a publicly listed company.

In its financial statements and in its Annual Report on Form 20-F for the year ended 31 December 2022 that Freeline filed with the SEC on 4 April 2023, Freeline disclosed that there was substantial doubt regarding its ability to continue as a going concern for at least twelve months from such date.

On 6 April 2023, Company X approached Freeline about discussing a potential business relationship.

On 21 April 2023, Freeline announced its plan to change the ratio of the Freeline ADSs to the Freeline Shares from a 1:1 ratio to a 1:15 ratio (the “ADS Ratio Change”). The intention of the ADS Ratio Change was to enable Freeline to regain compliance with the Nasdaq minimum bid price requirement. On the same date, the Freeline Directors approved the establishment of a strategic transaction committee (the “Strategic Transaction Committee”) for the purposes of conducting a broad strategic review in order to identify opportunities available to Freeline, including any potential transactions, investments or business development opportunities. The members of the Strategic Transaction Committee included Dr. Hollowood.

Following the announcement of the ADS Ratio Change, on 22 April 2023, Dr. Hollowood notified Ms. Gregory that Syncona was considering a range of options in respect of the financing of Freeline and that those options potentially included a “take-private” transaction with respect to Freeline. On 22 April 2023, Dr. Hollowood informed Mr. Parini of this conversation and the two agreed that Dr. Hollowood should work directly with Ms. Gregory on any “take-private” discussions.

On 22 April 2023, Ms. Gregory responded to Dr. Hollowood’s initial approach and reported on this to the Strategic Transaction Committee, excluding Dr. Hollowood, on 24 April 2023 and 25 April 2023. Skadden attended the Strategic Transaction Committee meetings to assist the Strategic Transaction Committee in considering and evaluating the “take-private” transaction and other strategic alternatives, in particular legal and regulatory considerations with respect to an affiliate “take-private” under US SEC rules and certain protocols to be put in place to manage information flow to Syncona during this time. Following the discussions of the Strategic Transaction Committee, Ms. Gregory responded to Dr. Hollowood’s initial approach by email on 25 April 2023.

On 27 April 2023, Freeline entered into a confidential disclosure agreement with Company X, which did not contain a standstill provision, to discuss a potential reverse merger transaction.

On 2 May 2023, following consultation with Skadden, the Freeline Directors formally established the Special Committee for the purposes of considering, negotiating the terms of and approving (on behalf of the Freeline Board) a “take-private” transaction with Syncona, as well as continuing to explore any strategic alternatives available to Freeline. The members of the Special Committee are Ms. Gregory (chair), Martin Andrews, Colin Love and Jeffrey Chodakewitz, each of whom is an independent non-employee member of the Freeline Board. Since its establishment, the Special Committee, together with Freeline’s senior management team, regularly reviewed Freeline’s performance, growth prospects and overall strategic direction and evaluated potential opportunities to strengthen Freeline’s businesses and enhance shareholder value. From time to time, these reviews and evaluations included Freeline’s strategy as a stand-alone company and potential opportunities for business combinations, strategic partnerships, mergers and acquisitions and other financial and strategic alternatives.

Given Dr. Hollowood’s position as both Chair of Freeline and CEO of Syncona Investment, on 3 May 2023, Mr. Parini called Dr. Hollowood and informed him that there was a potential conflict of interest in connection with the upcoming meeting of the Remuneration Committee set for 17 May 2023 and Dr. Hollowood therefore agreed not to attend the meeting to avoid any such conflict.

The Special Committee met again with Skadden on 9 May 2023 to discuss the provision of information to Dr. Hollowood and Syncona, including review of draft information and governance protocols that had been prepared by Skadden for the purposes of managing conflicts of interest and information flow during the period that Freeline and Syncona are pursuing the “take-private” (the “Protocols”). The Special Committee further discussed the appointment of Leerink Partners as financial adviser to the Special Committee. Following this discussion, Messrs. Parini and Schneider provided an update on the latest discussions with potential strategic partners.

On 10 May 2023 Freeline gave a confidential presentation to Company X in connection with the proposed reverse merger. On 10 May 2023, Ms. Gregory also emailed Dr. Hollowood informing him that the Special Committee had been established and providing him with the draft Protocols.

On 12 May 2023, Ms. Gregory and Dr. Hollowood held a call to discuss Syncona’s interest in providing a written non-binding letter of interest with an information request, which would allow Dr. Hollowood and certain members of the Syncona team to access a data room. Dr. Hollowood indicated that he would require evidence of execution of its Phase 1/2 GALILEO-1 clinical trial of FLT201 in Gaucher disease to consider submitting a non-binding letter of interest. The parties agreed that Skadden and Mr. Cossar, should connect to agree on the Protocols and discuss how they would operate in practice.

On 12 May 2023, the ADS Ratio Change became effective.

On 15 May 2023, the Special Committee interviewed representatives of Leerink Partners with respect to their appointment as the Special Committee’s financial advisor. Ms. Gregory then provided an update to the Special Committee and Skadden on her latest conversations with Dr. Hollowood to the effect that Syncona would not be willing to provide a formal letter of intent until Freeline had initial data from its GALILEO-1 trial of FLT201. The Special Committee discussed Freeline’s options.

On 16 May 2023, Skadden and Mr. Cossar discussed the draft Protocols.

On 17 May 2023, the Freeline Board approved (subject to the approval of Freeline Shareholders at the annual general meeting) the repricing of any outstanding option (as at 30 June 2023) which (i) was granted under the Freeline Equity Incentive Plan or the Freeline Equity Inducement Plan on or after 1 June 2021, (ii) had an exercise price greater than or equal to USD 0.42 per Freeline Share, and (iii) was held by an employee of the Freeline Group (the “Option Repricing Proposal”).

On 22 May 2023, Ms. Gregory and Dr. Hollowood had a call to discuss the Option Repricing Proposal that Freeline intended to propose as a shareholder resolution at its next annual general meeting on 28 June 2023, pursuant to which Freeline would reprice certain underwater options over Freeline Shares and Freeline ADSs for employee retention and incentivisation reasons.

Also on 22 May 2023, Skadden shared updated information protocols with Syncona.

On 30 May 2023, Skadden circulated a draft CDA to Syncona.

The Special Committee met on both 22 May 2023 and 31 May 2023 to discuss strategic alternatives as well as the ongoing discussions with Dr. Hollowood. Skadden also gave a presentation to the Special Committee on the regulatory framework for “take-private” transactions in the United States and United Kingdom.

On 2 June 2023, the Special Committee entered into an engagement letter with Leerink Partners to act as the Special Committee’s financial advisor in connection with the possible “take-private” transaction and with exploring strategic alternatives available to Freeline.

Syncona and Skadden continued to discuss the draft CDA over email and on 6 June 2023, Syncona spoke to Skadden in connection with the proposed standstill in the CDA.

The Special Committee met weekly throughout June to discuss possible alternatives open to Freeline and the proposed outreach to potential strategic partners with the assistance of representatives of Leerink Partners.

On 15 June 2023, Ms. Gregory updated Dr. Hollowood of the ongoing discussions with Investor A in respect to a potential financing. Dr. Hollowood indicated that his preferred path would be a financing led by Syncona with Investor A as the second anchor investor. However, the financing would need to be sizable enough to get to pivotal trials or at least to get enough data showing a therapeutic effect. He would also want the financing to recognise Syncona’s position as a current large shareholder and not be done at a valuation unacceptable to Syncona. If Freeline failed to secure a financing on these terms, he would consider a potential “take-private” transaction further.

On 20 June 2023, at the direction of the Special Committee and in connection with the Special Committee’s review of potential financial and strategic alternatives, representatives of Leerink Partners contacted 35 potential counterparties to assess their interest in Freeline, including a range of small- to mid-cap biotechnology and large pharma companies as well as counterparties with which Freeline was already engaged in preliminary strategic discussions.

On 22 June 2023, Freeline dosed its first patient in its Phase 1/2 GALILEO-1 clinical trial evaluating FLT201, its adeno-associated virus gene therapy candidate in Gaucher disease type 1. On 26 June 2023, Freeline issued a press release announcing this news.

Following this announcement, Freeline discussed the possibility of seeking investment from new and existing institutional investors (the “PIPE Proposal”) and Syncona expressed interest in participating in the PIPE Proposal alongside a new investor that could co-anchor a deal if one were to come forward.

On 28 June 2023, the Freeline Shareholders approved the Option Repricing Proposal at Freeline’s Annual General Meeting. As a result, on 30 June 2023 the existing per Freeline Share exercise price of any re-priced option was replaced with a revised per Freeline ADS exercise price equal to USD 2.42, the closing sales price for ADSs representing fifteen Freeline Shares as quoted on the Nasdaq Capital Market on 29 June 2023.

On 14 July 2023, Freeline entered into an amendment to its confidentiality agreement with Company A following representatives of Leerink Partners’ outreach the previous month.

During July 2023, the Special Committee alongside Skadden negotiated the terms of a confidentiality agreement to be entered into by Freeline and Syncona Investment in connection with potential transaction options for Freeline that may involve a member of the Syncona group. Following negotiation of these terms, Freeline entered into the confidentiality agreement with Syncona Investment on 21 July 2023. The confidentiality agreement did not contain a standstill provision.

Over the course of the next two weeks, two more potential strategic counterparties, including Company Z, entered into confidentiality agreements with Freeline. The confidentiality agreement with Company Z included customary standstill provisions with a “don’t ask, don’t waive” provision, while the other confidentiality agreement did not contain a standstill provision. During this time, the Special Committee, Freeline and senior management made diligence materials available to these potential counterparties and responded to due diligence queries raised.

On 24 July 2023, Freeline and Company Z held a meeting to discuss confidential information about Freeline’s development programmes. On 11 August 2023, Company Z notified representatives of Leerink Partners that it was no longer interested in discussions at that time. This concluded the first wave of outreach to potential strategic counterparties, with none of the contacted counterparties submitting an indication of interest.

On 17 August 2023, Freeline received a preliminary term sheet from Syncona for the PIPE Proposal.

On 21 August 2023, Freeline and Investor A held a meeting for Investor A to conduct due diligence in connection with a potential anchor investment in Freeline, including reviewing confidential initial data from the first patient dosed in the GALILEO-1 trial.

Following its receipt of the preliminary term sheet from Syncona for the PIPE Proposal, Freeline reviewed the preliminary term sheet and discussed the marketability of the term sheet with representatives of Leerink Partners. Following this discussion, Freeline and Syncona continued negotiating terms and finalised an agreed version to share with other potential investors on 28 August 2023. The term sheet proposed a staged financing with a near-term $45-$50 million equity raise and a subsequent $45-$50 million equity raise to be completed in 2024. The term sheet also required a second anchor investor to participate at a minimum of $10 million in each of the two contemplated transactions.

Also on 28 August 2023, Freeline engaged Leerink Partners as lead financial advisor and lead placement agent in connection with the PIPE Proposal.

From 28 August to 3 October of 2023, at the direction of Freeline, representatives of Leerink Partners contacted approximately 70 institutional investors to discuss, on a confidential basis, the PIPE. Freeline held meetings with 33 investors to review the upcoming data under confidentiality obligations. During such meetings, members of Freeline’s senior management made presentations containing confidential information regarding Freeline’s business, prospects, clinical trial data and answered questions.

On 29 August 2023, Freeline and Company A held a meeting for Company to conduct due diligence on a potential collaboration, including reviewing confidential initial data from the first patient dosed in the GALILEO-1 trial.

On 30 August 2023, Freeline and Investor A held a meeting for Investor A to conduct additional due diligence. That same day, Freeline received initial data from the second patient dosed in the GALILEO-1 trial.

On 5 September 2023, Investor A informed Freeline that it had decided not to participate in the PIPE Proposal due to the early nature of the data and current exposure to gene therapy companies in their fund.

Between 5 September 2023 and 3 October 2023, Mr. Parini and Dr. Hollowood were in regular contact regarding additional GALILEO-1 data and interest from other investors in the PIPE Proposal. Without Investor A as an anchor investor and in response to feedback received by representatives of Leerink Partners from such other investors, the terms of the PIPE Proposal evolved from the agreed term sheet. In parallel, at the direction of Freeline, representatives of Leerink Partners updated interested investors of the additional GALILEO-1 data under confidentiality.

On 3 October 2023, Mr. Parini contacted Dr. Hollowood to convey the final purchase orders in the PIPE Proposal. Many of the investors had met with Freeline multiple times and conducted extensive due diligence but ultimately passed. Representatives of Leerink Partners did receive indications of interest from several investors. However, the demand fell short of the minimum deal size, did not meet the terms around a second anchor and included warrant coverage. Dr. Hollowood stated that Syncona would not be supportive of the PIPE Proposal without a second anchor investor under the terms secured. Dr. Hollowood informed Mr. Parini that Syncona would consider a wider range of options with respect to Freeline and Syncona would therefore like to conduct financial due diligence. Following this discussion, Freeline’s senior management in consultation with the Transaction Committee of the Board determined to pause the PIPE process and release the initial GALILEO-1 data to the public. Freeline instructed representatives of Leerink Partners to notify all potential investors in the PIPE that Freeline was no longer pursuing the PIPE transaction at that time.

On 4 October 2023, Freeline issued a press release announcing positive initial clinical data from the first dose cohort of the GALILEO-1 clinical trial. Freeline also hosted a webcast presentation to discuss the positive initial clinical data. Skadden and Mr. Cossar also discussed possible alternatives available to Syncona to support Freeline given concerns about its cash runway. In the days following the data release, Freeline received renewed, unsolicited interest in a potential strategic transaction, as well as expression of ongoing interest from some of the investors who had been engaged in the PIPE process.

On 6 October 2023, the Special Committee met with members of senior management and Skadden to discuss next steps and potential opportunities for Freeline.

Following this meeting, Skadden and senior management discussed the possibility of other alternatives including Freeline issuing additional equity in order to raise capital under Freeline’s pre-existing ATM programme. Though a bringdown due diligence call with such ATM programme was held in connection with this on 6 October 2023, Freeline ultimately decided that this would not offer a viable strategic alternative for Freeline at that time primarily due to General Instruction I.B.5 of Form F-3, which limits the amounts that Freeline may sell under its shelf registration statement on Form F-3.

On 8 October 2023 after discussing with the Special Committee, Ms. Gregory contacted Dr. Hollowood with a proposed timetable for a “take-private” transaction. On 9 October 2023, Dr. Hollowood confirmed to Mr. Parini that Syncona were willing to consider putting forward a proposal, but that any proposal involving more extensive investment in Freeline would be subject to further due diligence. The process to be led by Mr. Cossar given Dr. Hollowood’s conflict of interest.

Following this discussion, Mr. Cossar shared Syncona’s diligence requests.

Concurrently to these more developed discussions with Syncona, the Special Committee continued to explore other opportunities, entering into another confidentiality agreement with a potential strategic partner. Following the release of the positive initial clinical data for FLT201, and at the direction of the Special Committee, representatives of Leerink Partners also conducted a second round of outreach to 17 strategic parties, including approximately 10 strategic parties that had not been part of the first round of outreach. Upon completion of diligence, however, none submitted offers.

During this same timeframe, at the direction of the Special Committee, representatives of Leerink Partners reached back out to 10 investors to re-assess their interest in a potential financing, but the process did not gain traction and was stopped after the public disclosure of Syncona’s Initial Proposal. on 18 October 2023.

On 13 October 2023, Freeline’s senior management gave a presentation to Syncona on the business and a separate finance due diligence session was held by Freeline’s senior management. Syncona continued to express interest and the Special Committee met with Skadden and Aon, who advised on the corporate governance matters relevant to the ongoing discussions between Syncona and the Special Committee on behalf of Freeline.

On 16 October 2023, Mr. Cossar reached out to Skadden to provide contact details of their legal counsel, Simmons & Simmons and Mintz.

On 17 and 18 October 2023, each of the Freeline Board and Special Committee met for a regular meeting of the Freeline Board in New York City.

On 17 October 2023, the Special Committee received the Initial Proposal from Syncona, in which Syncona proposed a price of USD 5.00 per Freeline ADS.

On 18 October 2023, Freeline furnished a Form 6-K to the SEC, release announcing that Freeline had received the Initial Proposal from Syncona and Syncona furnished a Schedule 13D/A disclosing the same.

Once the Initial Proposal had been disclosed to the market, Dr. Hollowood contacted Mr. Parini in connection with the Initial Proposal. Mr. Parini and Dr. Hollowood agreed that discussions with Syncona would be led by the Special Committee.

The Special Committee met on 18 October 2023 with representatives of Leerink Partners and Skadden to discuss the Initial Proposal and whether the terms were agreeable.

On 19 October 2023, Skadden, on behalf of the Special Committee, contacted Syncona to inform them that the price of USD 5.00 per Freeline ADS was not a price at which the Special Committee would recommend the transaction to Freeline Shareholders and though Freeline would be willing to engage with Syncona to agree a transaction quickly, this would require Syncona to revisit the consideration being offered.

On 20 October 2023, the Special Committee met to discuss the outcome of the discussion between Skadden and Syncona. Following the Special Committee meeting, Syncona and Skadden met again on 20 October 2023 to discuss the other terms of the Initial Proposal, having made the position on the consideration clear.

Also on 20 October 2023, the Special Committee met with representatives of Leerink Partners to discuss the Initial Proposal from Syncona. Representatives of Leerink Partners reviewed with the Special Committee a summary of Leerink Partners’ outreach to potential strategic counterparties, a summary of Syncona’s Initial Proposal, and a preliminary financial analysis of Freeline.

On 20 October 2023, Skadden, on behalf of the Special Committee, reached out to Mr. Cossar to let him know that a revised offer price was awaited.

On 22 October 2023, Mr. Cossar informed Skadden that Syncona was revising its offer to USD 5.45 per Freeline ADS. Skadden shared this with the Special Committee, which met on 23 October 2023 to discuss the revised proposal and the terms of the offer more generally, as well as a potential bid from Company Z.

On 24 October 2023, Skadden, on behalf of the Special Committee, informed Mr. Cossar that the management team was obtaining the shareholder register and considering retaining a proxy solicitor on the basis that investor sentiment was a key factor the Special Committee wished to consider before responding to Syncona’s revised offer price.

On 24 October 2023, Freeline and Company Z held a meeting to discuss confidential information about Freeline’s development programmes, including reviewing confidential data from the first cohort of the GALILEO-1 trial.

On 25 October 2023, Freeline issued a press release announcing updated data from the first cohort of the GALILEO-1 trial, which were highlighted in an oral presentation at the European Society of Gene & Cell Therapy (ESGCT) 30th Annual Congress that day.

On 26 October 2023, Mr. Parini and Mr. Cossar met to discuss the provision of Freeline’s shareholder register to Syncona and interim financing arrangements that Syncona could provide to Freeline while the Special Committee explores or pursues the proposed transaction. Mr. Parini informed Mr. Cossar that the Special Committee was reviewing the preliminary financial analysis of its financial advisor, and reiterated that anticipated shareholder sentiment was a key factor that the Special Committee would need to consider before reverting to Syncona on the latest offer price, and that in any case a meaningful increase in the offer price would be required.

As the discussions with Syncona were progressing, following the disclosure of the Initial Proposal on 18 October 2023, and at the direction of the Special Committee, representatives of Leerink Partners and

Freeline also reached out to four strategic partners who had previously expressed preliminary interest in a strategic transaction and could potentially submit a proposal competitive with the terms set forth by Syncona.

On 27 October 2023, representatives of Leerink Partners informed the Special Committee at a meeting that Company Z had communicated that it planned to submit an M&A proposal to Freeline. Following the meeting, the Special Committee informed Syncona of the potential competing bid.

On 30 October 2023, Ms. Gregory communicated to Dr. Hollowood that the Special Committee would continue pursuing both the take private transaction and the potential competing bid in parallel.

On 2 November 2023, Freeline and Syncona began discussions on interim financing arrangements to be offered by Syncona to allow Freeline to continue to meet its near-term liquidity needs.

On 3 and 4 November 2023, Mr. Parini participated in several conversations with Company Z on the opportunities presented by Freeline. However, on 6 November 2023, at a meeting between Company Z, Freeline and, at Company Z’s request, Dr. Hollowood, Company Z communicated that it had chosen not to submit an offer.

On 6 November 2023, Skadden met with Mr. Cossar to discuss the key outstanding points requiring negotiation, emphasising the need for a compelling price to be offered for Freeline Shareholders alongside a simple interim financing arrangement as previously discussed between the parties.

On 7 November 2023, Mr. Cossar presented a revised offer to Mr. Parini of USD 6.00 per Freeline ADS and a new USD 25 million secured convertible loan note with pro rata participation rights.

The Special Committee met on 8 November 2023 to discuss the withdrawal of Company Z, and that given Freeline’s extensive outreach to third parties so far with no viable opportunities, a strategic transaction with a third party was unlikely at this stage. Mr. Parini updated the Special Committee on the latest proposal from Syncona with respect to interim financing arrangements, being a USD 25 million convertible loan note to be signed at the time of signing any implementation agreement in connection with the transaction, which was then discussed with Skadden and other advisors in light of Freeline’s solvency requirements. The Special Committee also discussed Syncona’s latest revised offer of USD 6.00 per Freeline ADS. Subsequently, at the direction of the Special Committee, Mr. Parini presented a counteroffer of USD 6.50 to Mr. Cossar on 9 November 2023. Following their discussion, Mr. Parini shared a convertible loan note certificate term sheet with Mr. Cossar and Skadden, as the Special Committee’s counsel, shared a draft implementation agreement with Syncona’s legal counsel.

On 10 November 2023, Syncona called Mr. Parini to discuss the proposed changes to the consideration as well as changes to the loan note certificate term sheet. Following the discussion, Ms. Gregory emailed Dr. Hollowood confirming that the Special Committee was working towards agreeing to the terms of the transaction and Dr. Hollowood expressed his support for the transaction.

On 13 November 2023, Mr. Cossar reached out to Mr. Parini to discuss the proposed purchase price and the documents. In particular, Mr. Cossar questioned the two-year term of the convertible loan note and indicated that Syncona’s legal counsel would have a number of comments on the draft implementation agreement.

The Special Committee and Skadden met on 14 November and 15 November 2023 to discuss proposed incentives arrangements in connection with the transaction and the term sheet for the convertible loan note. At these meetings, Mr. Parini discussed the rationale behind the conversion and participation rights requested by Syncona.

On 16 November 2023, Syncona and Freeline discussed a number of the key terms of the transaction documents, including the term sheet for the convertible loan notes and the position of Syncona on employee incentives.

On 17 November 2023, Simmons & Simmons, as Syncona’s legal counsel, circulated a revised draft of the implementation agreement to Skadden. They also shared drafts of the Loan Note Certificate and Original Security Agreement on 18 November 2023.

The Special Committee met on 19 November 2023 with Skadden to discuss the revised drafts received and determine the points to be negotiated. Later that day, Skadden, Simmons and representatives from both Syncona and Freeline joined a call to negotiate the implementation agreement.

On 20 November 2023, Mr. Cossar emailed Mr. Parini to provide Freeline with Syncona’s investment committee feedback on the deal documents and the two discussed these proposed changes over email.

Also on 20 November 2023, the Special Committee met with Syncona to discuss the treatment of employee incentives arrangements under the terms of the implementation agreement which then continued to be discussed between the parties over email and on the phone. The Special Committee met again after these conversations to discuss the progress made on the position on employee incentives.

Also on 20 November 2023, the Special Committee met with representatives of Leerink Partners to discuss the revised proposal from Syncona. Representatives of Leerink Partners reviewed with the Special Committee a summary of the revised Syncona proposal and the proposed terms of the convertible loan note, and an updated preliminary financial analysis of Freeline.

On 21 November 2023, Freeline and Syncona participated in a bring-down due diligence call focused on the latest data from the GALILEO-1 clinical trial of FLT201.

Also on 21 November 2023, Skadden, Simmons and Mintz continued to negotiate the deal documentation, focusing on the circumstances in which a Company Adverse Change Recommendation could occur and whether it would be available to the Special Committee as well as the concept of an “Agreed Switch”, as set out in the Implementation Agreement. Following these discussions, Mr. Parini reached out directly to Dr. Hollowood in order to agree on the employee incentives and the concept of an “Agreed Switch” to a takeover offer in certain circumstances.

Also on 21 November 2023, the Special Committee met with representatives of Leerink Partners to discuss the revised proposal from Syncona. Representatives of Leerink Partners reviewed Leerink Partners’ financial analysis with respect to Freeline and the proposed terms of the Acquisition. Thereafter, Leerink Partners rendered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion dated 21 November 2023, to the effect that as of such date and based upon and subject to the various assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Consideration proposed to be paid to the holders of Freeline Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement was fair, from a financial point of view, to such holders. The Special Committee discussed the proposed Implementation Agreement and factors that the members of the Special Committee considered in forming their view that Freeline’s entry into the Implementation Agreement was fair and reasonable and that proceeding with the Acquisition is likely to promote the success of Freeline for the benefit of its shareholders, as described further under the heading “Reasons for the Recommendation” in paragraph 4 of Part II (US Special Factors). The Special Committee then unanimously approved the Implementation Agreement, the Loan Note Certificate and the Original Security Agreement and the transactions contemplated thereby and recommended that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and Freeline Shareholders vote in favour of the Resolution to be proposed at the General Meeting.

As a result of this robust, month-long negotiation conducted by Freeline at the direction of the Special Committee and with the assistance of its financial and legal advisors, the Consideration for the Acquisition was increased by 30% from USD 5.00 per Freeline ADS to USD 6.50 per Freeline ADS. The negotiations also resulted in up to an additional USD 15 million from Syncona in the form of a secured convertible debt financing to support operations through the completion of the Acquisition.

During the course of 21 November 2023, the final outstanding points in the Loan Note Certificate, the Original Security Agreement and Implementation Agreement were agreed between the parties, in particular the second milestone for the second tranche of the convertible loan note, and the Implementation Agreement was then signed on 22 November 2023.

Before the opening of Nasdaq trading on 22 November 2023, Freeline issued a press release announcing entry into the Implementation Agreement.

On 8 December 2023, Freeline filed this document with the SEC.

7.	Reasons for the Recommendation

Prior to reaching its recommendation that Freeline Shareholders vote in favour of the Acquisition, the Special Committee explored and evaluated a wide range of options, including potential financing transactions and mergers and acquisitions, over a period of approximately seven months after receiving Dr. Hollowood’s initial notification to Ms. Gregory of Syncona’s interest in exploring strategic options for Freeline, which could include acquiring the entire issued share capital of Freeline.

In evaluating the Implementation Agreement, the Acquisition and the other transactions contemplated by the Implementation Agreement, the Special Committee relied on its knowledge of Freeline’s business, financial condition, results of operations, and the prospects and risks of remaining a publicly traded company and consulted with the senior management of Freeline, and representatives of Leerink Partners and Skadden. In the course of making the determination that the Implementation Agreement, the Acquisition and the other transactions contemplated by the Implementation Agreement are fair and reasonable and are likely to promote the success of Freeline for the benefit of its shareholders, having had regard to the interests of other stakeholders, and to recommend Freeline Shareholders vote in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting, the Special Committee considered numerous reasons, including the following material reasons and benefits of the Acquisition.

Freeline’s Financial Condition; Substantial Doubt as to its Ability to Continue as a Going Concern

As of 30 September 2023, Freeline had unrestricted cash and cash equivalents of USD 29.5 million, which was expected to enable Freeline to fund its planned operations into the second quarter of 2024. Freeline has incurred operating losses since inception including net losses of USD 26.9 million and USD 66.0 million for the nine months ended 30 September 2023 and 2022, respectively. As of 30 September 2023, Freeline had an accumulated deficit of USD 472.3 million. Freeline expects to continue to incur significant expenses and generate operating losses for the foreseeable future as it advances its FLT201 product candidate for Gaucher disease through clinical development, seeks regulatory approval, invests further in its gene therapy platform and seeks to identify new gene therapy product candidates. These conditions indicated that there was substantial doubt regarding Freeline’s ability to continue as a going concern for at least 12 months from the issuance date of Freeline’s most recent unaudited condensed consolidated financial statements.

In evaluating the Acquisition, the Special Committee considered Freeline’s urgent need for funding against its prospects of securing financing. Having conducted an extensive exploration of Freeline’s strategic alternatives, including a confidential private placement marketing process prior to publicly releasing initial data from its GALILEO-1 clinical trial of FLT201 that failed to yield a financing, the Special Committee believes that any financing Freeline could secure at this time was only likely to support operations for a limited period of time, and would come with terms and conditions that could hamper its future ability to raise capital and that would not solve for the lack of liquidity of Freeline ADSs, which places ongoing downward pressure on the price of the Freeline ADSs and limits Freeline’s ability to raise capital. Additional factors considered by the Special Committee included Freeline’s current and historic ADS price, the relatively low trading volume, the significant challenges Freeline faced raising equity capital in late 2021 and early 2022, General Instruction I.B.5 of Form F-3, which limits the amounts that Freeline may sell under its shelf registration statement on Form F-3, the possibility that Freeline would not remain in compliance with the continued listing rules of Nasdaq, the limited research analyst coverage, and the likely lack of cash available for distribution to shareholders if Freeline had to pursue a liquidation in insolvency in the event a transaction was not successfully completed.

Additionally, the Special Committee considered the current macroeconomic environment for small biotechnology companies, particularly in the gene therapy sector. The Special Committee noted and considered the number of similarly situated public companies becoming insolvent and winding down operations. The public markets continue to be challenging for gene therapy companies, irrespective of the data generated for early-stage clinical candidates, and with no foreseeable end in sight, the Special Committee believes the ongoing bear market for biotechnology companies poses a significant risk to Freeline’s ability to continue as a going concern as a publicly traded company in the current environment. The Acquisition offers value and certainty to shareholders and a path forward for Freeline and its programmes.

Substantial Premium Over Unaffected Market Price

At USD 0.43333 per Freeline Share and USD 6.50 per Freeline ADS, the Acquisition offers a 51% premium (before taking into account any Depositary fees) over the closing price of USD 4.32 per Freeline ADS on 17 October 2023, the last day of trading prior to Syncona’s public announcement of its Initial Proposal, and a 75% premium over the 30-trading day average closing price of USD 3.72 as of 17 October 2023. The Special Committee also considered the relative likelihood that the trading price of the Freeline ADSs would at any time in the foreseeable future reach and sustain a level equal to or greater than the per Freeline ADS consideration of USD 6.50, as adjusted for present value.

Certainty of Value

The all-cash consideration in the Acquisition provides holders with liquidity and certainty of the value of their Freeline Shares and Freeline ADSs. Considering the various significant risks that Freeline would face by remaining a publicly traded entity and pursuing its current business and financial plans, the Special Committee believes that this certainty of value is compelling compared to the most likely outcome of an insolvency filing if a transaction or financing could not be completed.

Extensive Exploration of Strategic Alternatives

The Special Committee conducted an extensive seven-month long process to explore and evaluate Freeline’s financing and strategic alternatives, with the assistance of Leerink Partners as its financial advisor. As part of this process, at the direction of the Special Committee, Leerink Partners and Freeline contacted more than 45 potential counterparties to assess their interest in the gene therapy and/or rare disease sector, including a range of small- to mid-cap biotechnology and large pharma companies as well as counterparties with which Freeline was already engaged in preliminary strategic discussions. Of the contacted companies, five signed confidentiality agreements to further diligence the opportunity. None of the contacted counterparties submitted an indication of interest. Following the release of the positive initial clinical data for FLT201 in early October, Leerink Partners conducted a second wave of outreach to 17 of the potential counterparties and then following Syncona’s public disclosure of its Initial Proposal on 18 October 2023, Leerink Partners and Freeline reached out to four strategic parties who had previously expressed preliminary interest in a strategic transaction and could potentially submit a proposal competitive with the terms set forth by Syncona. Upon completion of due diligence, none of the potential counterparties submitted offers.

The Special Committee also considered the impact of Syncona Portfolio’s ownership in Freeline, which was sufficient by itself to prevent the consummation of any transaction with a third party that required shareholder approval, on the likelihood of such a transaction, given that Syncona had indicated to the Special Committee that it was primarily interested in pursuing the transaction outlined in the Initial Proposal and was only interested in selling their Freeline Shares or in participating in any other transaction involving Freeline at a significantly higher valuation and subject to certain other conditions.

Additionally, in the weeks leading up to the early October data readout, as part of a contemplated private placement equity financing to be led by Syncona, Leerink Partners contacted approximately 70 institutional investors on a no-name basis. Freeline held meetings with 33 investors to review the upcoming data under confidentiality obligations. Many of the investors met with Freeline multiple times and conducted extensive due diligence but ultimately declined to participate in the equity financing. Leerink Partners did receive indications of interest from several investors, but ultimately Freeline could not secure financing on terms acceptable to Syncona and the other investors who expressed interest in participating in the financing. Following the release of the FLT201 clinical data, Leerink Partners reached back out to 10 investors to re-assess their interest in a potential financing, but the process did not gain traction and was stopped after the public disclosure of Syncona’s Initial Proposal.

In addition to the fact that these efforts failed to yield any alternative offer to acquire Freeline or any financing, no proposal has been received from any third party following the public announcement of the Initial Proposal on 18 October 2023.

Robust Negotiation Process

As a result of a robust, month-long negotiation conducted by Freeline at the direction of the Special Committee and with the assistance of its financial and legal advisors, the Consideration for the Acquisition was increased by 30% from USD 5.00 per Freeline ADS in Syncona’s Initial Proposal to USD 6.50 per Freeline ADS. The negotiations also resulted in up to an additional USD 15 million from Syncona in the form of a secured convertible debt financing to support operations through the completion of the Acquisition.

Highest Value Reasonably Obtainable

The Special Committee determined following extensive negotiations with Syncona that USD 0.43333 and USD 6.50 were the highest price per Freeline Share and per Freeline ADS, respectively, that Syncona would agree to pay and that the Acquisition represented the most favourable terms to Freeline Shareholders which could be negotiated with Syncona. The Special Committee’s determination was informed by a number of factors, including the duration and tenor of negotiations and the experience of the Special Committee and its advisors.

Speed and Likelihood of Completion

The Special Committee considered the anticipated timing of the closing of the Acquisition in the first quarter of 2024, with the anticipated result of allowing shareholders to receive the all-cash consideration in a relatively short time frame. The Special Committee noted that the Acquisition has no financing condition and Bidco would fund the purchase price from existing cash resources of Syncona. The Special Committee considered how the potential for closing within a relatively short time frame could also reduce the amount of time in which Freeline’s business would be subject to the uncertainty inherent to the pendency of the transaction and related disruption.

Opinion of the Special Committee’s Financial Advisor

The opinion of Leerink Partners rendered orally to the Special Committee on 21 November 2023 (and subsequently confirmed in writing by delivery of Leerink Partners’ written opinion, dated 21 November 2023) that, as of such date and based upon and subject to the various assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Consideration proposed to be paid to the holders of Freeline Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement was fair, from a financial point of view, to such holders.

Sufficient Procedural Safeguards

The Special Committee believes that sufficient procedural safeguards were and are present to ensure that the Acquisition is procedurally fair to the Scheme Shareholders and to permit the Special Committee to represent effectively the interests of such Scheme Shareholders. These procedural safeguards include the following, which are not listed in any relative order of importance:

•

the consideration and negotiation of the Implementation Agreement was conducted entirely under the control and supervision of the Special Committee, which consists of four independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the Special Committee’s authority;

•	pursuant to the terms of reference of the Special Committee, the key powers and authorities of the Special Committee include (but are not limited to) the ability to:

•	explore, consider, review, solicit and identify any strategic alternatives to the Acquisition available to the Company as the Special Committee deems appropriate;

•	recommend any such strategic alternatives to the Freeline Board;

•	determine not to pursue the Acquisition or recommend to the Freeline Board that Freeline not pursue any strategic alternative; and

•	otherwise take any and all actions deemed necessary, desirable, advisable or appropriate in the interests of both Freeline and the minority Freeline Shareholders in connection with the Acquisition,

together with a number of other ancillary powers and authorities to allow the Special Committee to evaluate the Acquisition and strategic alternatives;

•

in considering the transaction with Bidco, the Special Committee acted solely to represent the interests of the Freeline Shareholders, in particular the Scheme Shareholders, and the Special Committee had independent control of the extensive negotiations with Syncona and its legal advisors on behalf of the Freeline Shareholders;

•

the Special Committee members during the entire process were and are independent directors and free from any affiliation with Syncona; in addition, none of such Special Committee members are or ever were an employee of Freeline or any of its subsidiaries or affiliates and none of such directors have any financial interest in the Acquisition that is different from that of the Freeline Shareholders other than the Special Committee members’ receipt of fees payable per Special Committee meeting and fee payable to the chair of the Special Committee for additional responsibilities required in respect of such position (none of which are contingent upon the completion of the Acquisition or the Special Committee’s recommendation of the Acquisition), the acceleration and/or cash cancellation of their unvested Awards and their indemnification and liability insurance rights under the Implementation Agreement;

•	the Special Committee was assisted in negotiations with Syncona and in its evaluation of the Acquisition by Leerink Partners as its financial advisor and Skadden as its legal advisor;

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the Special Committee met on approximately 25 occasions to consider and discuss the interest from Syncona and other strategic and financing alternatives, including approximately five occasions to consider and review the terms of the Implementation Agreement and the transactions contemplated therein;

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the Special Committee’s ability, under certain circumstances set out in the Implementation Agreement, to change, withhold, withdraw, qualify or modify the Special Committee Recommendation that the Freeline Shareholders vote to authorise and approve the Scheme and the Resolution in connection with the Acquisition;

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at the Court Meeting, the Scheme will be approved by Scheme Shareholders if both (i) a majority in number of Scheme Shareholders who vote (either in person or by proxy) vote in favour of the Scheme and (ii) Scheme Shares representing at least 75 per cent. in value of the total number of Scheme Shares voted at the Court Meeting are voted in favour of the Scheme;

•	at the General Meeting, the Resolution must be approved by Freeline Shareholders representing at least 75 per cent. of the votes cast, either in person or by proxy; and

•	the Special Committee has not been disbanded and remains empowered to evaluate on an ongoing basis whether the Acquisition remains in the best interests of Freeline Shareholders.

The Special Committee also considered a variety of potentially negative factors concerning the Implementation Agreement, the Acquisition and the Original Security Agreement, including the following, which are not listed in any relative order of importance:

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Shareholder Participation in Future Growth. The nature of the Acquisition means that Freeline Shareholders will have no ongoing equity participation in Freeline following the Acquisition, and they will cease to participate in Freeline’s future earnings or growth, if any, or to benefit from increases, if any, in the value of Freeline Shares, and will not participate in any potential future sale of Freeline to a third party.

•

Interim Restrictions on Business Pending the Completion of the Acquisition. Restrictions on the conduct of Freeline’s business prior to the completion of the Acquisition, which may delay or prevent Freeline from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Freeline pending completion of the Acquisition.

•

Other Interests. The possibility that Syncona and Freeline’s officers and directors may have interests in the Acquisition that are different from, or in addition to, those of the Freeline Shareholders.

•

No Assurance the Acquisition will be Completed. While the Acquisition is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the Acquisition under the Implementation Agreement will be satisfied and, as a result, it is possible that the Acquisition may not be completed even if the Freeline Shareholders authorise and approve it. Both Bidco and Freeline have the right to terminate the Implementation Agreement in certain circumstances, including in the event of a Company Material Adverse Effect. Accordingly, there is no certainty, nor can Freeline provide any assurance, that the Implementation Agreement will not be terminated by either Bidco or Freeline before the completion of the Acquisition.

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Risks Associated with Failure to Complete the Acquisition. There are significant risks to Freeline if the Acquisition does not close, including that (i) there is a reasonable likelihood of an insolvent wind down of Freeline, (ii) Freeline will have incurred significant transactions costs, (iii) Freeline’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Freeline ADSs could be adversely affected, (v) the market’s perceptions of Freeline’s prospects could be adversely affected, and (vi) the Freeline Directors and Freeline’s senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction.

•

Risks Associated with the Notes. The conversion of the Notes could cause dilution, which could cause the market price of the Freeline ADSs to decline. Failure to remain in compliance with the terms of the Loan Note Certificate could, amongst other things, adversely affect Freeline’s business and financial condition in the future, its ability to obtain additional financing, the ownership interest of the existing Freeline Shareholders, the assets of Freeline and its subsidiaries and the market price of the Freeline ADSs.

The foregoing discussion of information and factors considered by the Special Committee is not intended to be exhaustive but includes a number of the factors considered by the Special Committee. In view of the wide variety of factors considered by the Special Committee, the Special Committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the Special Committee may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Special Committee unanimously authorised and approved the Implementation Agreement, the Scheme and the Acquisition, based upon the totality of the information presented to and considered by it.

In reaching its conclusion regarding the fairness of the Acquisition to the Freeline Shareholders and its decision to recommend the authorisation and approval of the Implementation Agreement, the Scheme and the Acquisition, the Special Committee considered financial analyses presented by Leerink Partners. The Special Committee believes that it is reasonable and appropriate to consider the opinion from Leerink Partners in its determination as to the fairness, from a financial point of view, of the Consideration payable in the transaction to the Freeline Shareholders, because the opinion addressed the fairness, from a financial point of view, of the Consideration proposed to be paid to the holders of Freeline Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement, which includes all Unaffiliated Shareholders. To the extent that an affiliated security holder may exist other than Syncona Limited and its affiliates, the consideration to be received by such affiliated security holder is identical in all respects as Consideration. The Special Committee expressly adopted these analyses and opinions, amongst other factors considered, in reaching its determination as to the fairness of the transactions set out in the Implementation Agreement, including the Acquisition.

The Special Committee considered the historical market prices of the Freeline ADSs as described under the section entitled “Market quotations” set out in paragraph 4 of Part VI (Additional Information). The Special Committee therefore considered these to be positive factors and potential benefits of the Acquisition. Freeline is not aware of any firm offers made by any unaffiliated person, other than Syncona, during the past three years for (i) the merger or consolidation of Freeline with or into another company, or vice-versa; (ii) the sale or other transfer of all or any substantial part of the assets of Freeline; or (iii) a purchase of Freeline’s securities that would enable the holder to exercise control of Freeline.

The Special Committee also considered the purposes and reasons for Freeline to undertake the Acquisition at this time and concluded that the benefits received by Freeline at this time as a publicly traded company do not sufficiently justify the regulatory and other burdens imposed on publicly traded companies. The Special Committee believe that, at this time, the U.S. public equity markets do not provide Freeline with the ability to raise capital on reasonable terms nor do the U.S. public equity markets provide the existing Freeline Shareholders and Freeline ADS holders with adequate levels of liquidity. On the other hand, the status of a privately held company will give Freeline greater operational flexibility and allow it to focus on its long-term growth and continuing improvements to its business absent the regulatory burden imposed upon public companies and the distractions caused by the public equity market’s valuation of the Freeline ADSs.

In reaching its determination that the Implementation Agreement, the Scheme and the Acquisition are fair to, and in the best interests of, Freeline and the Freeline Shareholders and its decision to authorise and approve the Implementation Agreement, the Scheme and the Acquisition, and recommend the authorisation and approval of the Scheme and the Acquisition by the Freeline Shareholders, the Special Committee, on behalf of Freeline, considered the factors as described above under this section. During its consideration of the Implementation Agreement and the Acquisition, the Special Committee was also aware that some of the Freeline Directors and Freeline Shareholders have interests with respect to the Acquisition that are, or may be, different from, and/or in addition to those of the Freeline Shareholders generally, as set out in paragraph 6 of Part VI (Additional Information).

For the reasons above as well as the fact that the Special Committee on behalf of Freeline believes that the Implementation Agreement, the Scheme and the Acquisition, are substantively and procedurally fair to, and in the best interests of, Freeline, the Special Committee on behalf of Freeline believes that it is appropriate for Freeline to undertake the Acquisition and the going private transaction at this time.

Except as set out in paragraph 10 of Part II (US Special Factors), no director who is not an employee of Freeline has retained an unaffiliated representative to act solely on behalf of the Freeline Shareholders for purposes of negotiating the terms of the Acquisition and/or to prepare a report concerning the fairness of the Acquisition.

8.	Freeline Equity Awards

Freeline Share Plan participants will be contacted separately regarding the effect of the Acquisition on their rights under the Freeline Share Plans. A summary of the effect of the Scheme on the rights of the Freeline Share Plan participants is set out below with respect to Awards under each Freeline Share Plan:

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Freeline Equity Incentive Plan, Freeline Equity Inducement Plan and Freeline Share Option Plan: Upon the sanction of the Scheme by the Court, Awards granted under the Freeline Equity Incentive Plan, Freeline Equity Inducement Plan and Freeline Share Option Plan will, in accordance with the rules of the applicable Freeline Share Plan (from time to time), be cash cancelled. The amount of the cash cancellation payment payable, by Freeline in the next practicable payroll following the Effective Date, to each Freeline Share Plan participant will be equal in value to the Consideration that the relevant participant would have received in respect of the Acquisition, had their Awards fully vested and been settled in Freeline Shares and subsequently transferred to Bidco in accordance with the Scheme (net of any option exercise price and applicable income tax and social security contributions for which any Freeline Group company is required to withhold and account for to the relevant tax authority). Any Award which immediately before the Court Hearing has an exercise price which equals or exceeds the Consideration payable under the Scheme (being USD 0.433333 per Scheme Share), will be cash cancelled by Freeline for nil consideration (effective upon the sanction of the Scheme by the Court).

•	Freeline ESPP: Freeline Shares held under the terms of the Freeline ESPP will be subject to the Scheme on the same terms as all other Scheme Shares.

•

Employee Shares: All Employee Shares, whether or not they remain subject to the vesting arrangements under the IPO Vesting Agreement immediately prior to the sanction of the Scheme by the Court, will be deemed fully vested upon the sanction of the Scheme by the Court and will be subject to the Scheme on the same terms as all other Scheme Shares.

Awards held by the Freeline Directors will be treated in the same way as the Awards held by other participants in the Freeline Share Plans, although share options held by the Freeline Directors were not repriced with the share options held by employees in June 2023.

Any Consideration payable to Award holders in the Freeline Share Plans will be paid to them in accordance with paragraph 3.2 of Schedule IV the Implementation Agreement subject to any arrangements that are required to be put in place to effect the payment by the participant of any (i) option exercise price to be paid on the exercise of an option, and/or (ii) any applicable taxes for which any Freeline Group company is required to withhold and account for the relevant tax authority.

All Freeline Shares issued or transferred prior to the Scheme Record Time pursuant to the vesting and/or exercise of the Awards will be subject to the terms of the Scheme in the same way as Freeline Shares held by the other Scheme Shareholders at that time. An amendment to the Freeline Articles is being proposed at the General Meeting to the effect that, if the Scheme becomes Effective, any Freeline Shares issued after the Scheme Record Time pursuant to the exercise of Awards, will be acquired automatically by Bidco in exchange for the Consideration being paid to the Award holder for each Freeline Share subject to their exercised Award, on the same terms as the Acquisition (other than terms as to timings and formalities).

9.	Cash Incentivisation Arrangements

Bonuses in respect of the financial year ending 31 December 2023 payable to Freeline Group employees under Freeline’s Short Term Incentive Plan will be determined by assessing performance against applicable goals, and the quantum of the 2023 annual bonuses shall be a minimum of 100% of the applicable target amount.

Freeline and Bidco agreed under the Implementation Agreement that any cash retention awards or bonuses (other than bonuses awarded under Freeline’s Short Term Incentive Plan or certain sign-on bonuses awarded to new employees in the ordinary course of business) shall only be made to a Freeline Group employee by a member of the Freeline Group with the written consent of Bidco and subject to the relevant employee remaining employed with the Freeline Group on the Effective Date.

10.	The Scheme and the Meetings

It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement between Freeline and the Scheme Shareholders, made under Part 26 of the Act. The procedure involves, amongst other things, an application by Freeline to the Court to sanction the Scheme, in consideration for which the Scheme Shareholders will receive the Consideration. The purpose of the Scheme is to provide for Bidco to become the owner of the entire issued and to be issued share capital (other than the Excluded Shares) of Freeline.

The Scheme will only become Effective if, amongst other things, the following events occur on or before the Long Stop Date (or such later date, if any, as Bidco and Freeline may agree and the Court may allow):

•

a resolution to approve the Scheme is passed by a majority in number of the Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting that may be required by the Court or at any adjournment of any such meeting;

•	the Resolution is passed by the requisite majority at the General Meeting or at any adjournment of that meeting;

•	the Scheme is sanctioned with or without modification (but subject to any such modification being acceptable to Bidco and Freeline) by the Court;

•	a copy of the Court Order is delivered to the Registrar of Companies; and

•	all other Conditions to the Acquisition are either fulfilled or (if capable of waiver) waived.

The Court Meeting and the General Meeting are scheduled to be held on 12 February 2024.

Upon the Scheme becoming Effective: (i) it will be binding on all Scheme Shareholders, including Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme at the Court Meeting and Freeline Shareholders who did not vote to approve the Resolution or who voted against the Resolution at the General Meeting; and (ii) share certificates in respect of Freeline Shares will cease to be valid and entitlements to Freeline Shares held within the CREST system will be cancelled. The Consideration will be despatched by Bidco to Scheme Shareholders as soon as practicable after the Effective Date and in any event within 14 days of the Effective Date. Freeline Share Plan participants will be contacted separately regarding the effect of the Acquisition on their rights under the Freeline Share Plans and the processing of any Consideration payable to them for the Freeline Shares subject to their Awards.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of the Scheme Shareholders. You are therefore urged to complete and return your Forms of Proxy, make an electronic appointment of a proxy or submit a proxy vote via CREST as soon as possible.

If the Scheme does not become Effective by the Long Stop Date, it will lapse and the Acquisition will not proceed (unless extended with the agreement of Bidco, Freeline and, if required, the approval of the Court).

The Scheme will be governed by English law and will be subject to the jurisdiction of the courts of England and Wales. The Scheme is not subject to U.S. law.

Further details of the Scheme and the Meetings are set out in paragraph 11 of Part III (Explanatory Statement) of this document.

11.	Freeline ADSs

Freeline ADS Holders should refer to paragraph 16 of Part III (Explanatory Statement) of this document.

12.	Delisting and Re-registration

Prior to the Scheme becoming Effective, a request will be made by Freeline to Nasdaq to suspend trading of, and delist, the Freeline ADSs on Nasdaq, to take effect on, or as soon as practicable after, the Effective Date. Subsequently, the Freeline ADSs and Freeline Shares will be deregistered under the Exchange Act.

As soon as practicable after the Effective Date and after the cancellation of the listing and admission to trading of the Freeline ADSs on Nasdaq, it is intended that Freeline will be re-registered as a private limited company under the relevant provisions of the Act.

13.	United Kingdom and United States Taxation

A summary of certain United Kingdom and United States taxation consequences of the implementation of the Scheme for certain Freeline Shareholders is set out in paragraph 10 of Part VI (Additional Information) of this document.

That summary does not constitute tax advice and does not purport to be a full analysis of all potential United Kingdom and United States tax consequences of the Acquisition. Freeline Shareholders who are in any doubt about their taxation position, or who are subject to taxation in a jurisdiction outside of the United Kingdom and the United States are strongly advised to contact an appropriate independent professional adviser immediately.

14.	Overseas Shareholders

Overseas Shareholders should refer to paragraph 18 of Part III (Explanatory Statement) of this document for further details.

15.	Actions to be Taken

Your attention is drawn to paragraph 20 of Part III (Explanatory Statement) of this document, which explains the actions you should take in relation to the Acquisition and the Scheme.

16.	Further Information

Your attention is drawn to Part III (Explanatory Statement) of this document (being the Explanatory Statement made in compliance with section 897 of the Act), which gives further details about the Acquisition and the terms of the Scheme that are set out in full at the end of this document. Please note that reading the information in Part III (Explanatory Statement) is not a substitute for reading the remainder of this document.

You are advised to read the whole of this document and not just to rely on the summary information in this letter.

Your attention is further drawn to the information contained in Part IV (Conditions to and Further Terms of the Scheme and the Acquisition), Part VI (Additional Information), Part IX (The Scheme of Arrangement) and to the expected timetable of principal events set out on page 6 of this document.

Yours faithfully,

Julia P. Gregory

Non-Executive Director and Special Committee Chair

PART II

US SPECIAL FACTORS

1.	Related Party Transactions

Freeline has adopted a related person transaction policy that sets forth procedures for the identification, review, consideration and approval or ratification of related person transactions. Under the policy, if a transaction has been identified as a related person transaction, Freeline’s management must present information regarding the related person transaction to its audit committee, or, if audit committee approval would be inappropriate, to another independent body of the Freeline Board for review, consideration and approval or ratification. The audit committee, or such other independent committee, will consider all facts and circumstances and will not approve or ratify the transaction unless it determines that it is in, or not inconsistent with, the interests of Freeline and its shareholders.

(a)	Syncona Portfolio

On 10 March 2022, Freeline entered into a purchase agreement with Freeline’s majority shareholder, Syncona Portfolio, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale by Freeline of 24,857,143 ADSs, at a price of USD 1.05 per ADS (amounting to an aggregate of USD 26.1 million), in a registered direct offering (the “2022 Share Purchase”). The offering closed on 15 March 2022. Freeline received net proceeds of approximately USD 24.2 million from the offering, after deducting offering expenses payable by Freeline.

(b)	Syncona IP Holdco (2) Limited

On 24 March 2023, Freeline entered into an exclusive patent and know-how licence agreement with Syncona IP Holdco (2) Limited, or Syncona Holdco, a company controlled by Syncona. Under the terms of the agreement, Freeline granted Syncona Holdco an exclusive licence under certain patent rights related to an immune-modifying protein to develop and commercialise the technology other than in respect of liver-directed gene therapies and a non-exclusive licence to certain know-how. Syncona Holdco was required to make an upfront payment to us of GBP 0.5 million, or approximately USD 0.6 million, and may be required to make up to GBP 12.5 million, or approximately USD 15.1 million, in development and regulatory milestone payments, and pay Freeline a low-single-digit percentage royalty on net sales of certain licensed products and know-how products on a product-by-product and country-by-country basis, commencing on the date of the first commercial sale of such product in such country until (in respect of licensed products) the expiration of the last valid licensed patent claim covering such product in such country or (in respect of know-how products) 20 years from the date upon which the agreement was signed

(c)	Forcefield Therapeutics Limited

In March 2023, Freeline entered into an exclusive patent and know-how licence agreement with Forcefield Therapeutics Limited, or Forcefield, a company controlled by Syncona. Under the terms of the agreement, Forcefield granted Freeline an exclusive licence under certain patent rights to develop and commercialise AAV gene therapies for certain cardiac conditions and a non-exclusive licence to certain know-how. Freeline was required to make an upfront payment to Forcefield of GBP 0.5 million, or approximately USD 0.6 million, and may be required to make up to GBP 18.3 million, or approximately USD 22.0 million, in development and regulatory milestone payments, and pay Forcefield a mid-single-digit percentage royalty on net sales of certain royalty products on a product-by-product and country-by-country basis, until the later of (a) the expiration of the last valid licensed patent claim covering such product in such country or (b) ten years from the first commercial sale of such product sold in that country or 20 years from the date upon which the agreement was signed. Freeline also agreed to make payments to Forcefield in accordance with a workplan to be agreed in connection with a sponsored research agreement entered into between Forcefield and a non-profit organisation.

(d)	IPO Registration Rights Agreement

On 11 August 2020, Freeline entered into a Registration Rights Agreement (the “IPO Registration Rights Agreement”) with Syncona Portfolio and certain other shareholders that held shares prior to Freeline’s initial public offering. The IPO Registration Rights Agreement provides such shareholders, including Syncona Portfolio, with certain registration rights whereby, at any time 180 days following Freeline’s initial public offering and the expiration of any applicable lock-up period, such shareholders can (i) require Freeline to register under the Securities Act the securities of Freeline that they hold and (ii) exercise piggyback registration rights, in each case subject to conditions as set forth in the IPO Registration Rights Agreement.

(e)	Convertible Loan Note Certificate

Freeline has issued the Original Notes to Syncona Portfolio pursuant to the Loan Note Certificate. On completion of certain business and acquisition-related milestones, Freeline will issue the Additional Notes pursuant to the Loan Note Certificate. The obligations owed by Freeline in respect of the Notes are secured by the Security Agreements.

The Notes bear interest at a rate of 12% per annum. Interest on the Notes capitalises monthly in arrear. Upon repayment or conversion, a premium of 10% of the principal outstanding (excluding capitalised interest) will be added to the loan balance. It is expected that the Notes will mature on 20 November 2024, subject to earlier conversion or repayment.

The Loan Note Certificate contains customary undertakings and events of default (subject, in each case, to certain agreed exceptions, materiality qualifiers, carve-outs and grace periods). These include, among other things:

•	undertakings regarding the provision of certain information to holders of the Notes; and

•

events of default for non-payment, breach of obligations, cross default, enforcement proceedings, enforcement of security, insolvency, insolvency proceedings, cessation of business, cessation or suspension of trading, material adverse effect, insufficient number of conversion ADSs and discharge of security, undertakings regarding the provision of certain information to holders of the Notes.

(f)	Security Agreements

Pursuant to the Security Agreements, Freeline, Freeline Holdings and Freeline Therapeutics have granted fixed and floating charges over all of their assets (and assigned certain assets) to Syncona Portfolio to secure Freeline’s obligations under the Notes. If an event of default were to occur under the Loan Note Certificate, subject in various cases to certain cure rights, Syncona Portfolio would be entitled to enforce the Security Agreements and dispose and liquidate some or all of the assets secured by the Security Agreements in order to discharge the amount owed to Syncona Portfolio under the Notes.

The Security Agreements contain customary representations and undertakings. These include, among other things:

•

representations regarding status, binding obligations, non-conflict with other obligations, power and authority, validity and admissibility in evidence, governing law and enforcement, pari passu ranking and security; and

•	undertakings regarding the granting of security, the disposal of assets, pensions, merger, financial assistance, the provision of financial reports and notification of an event of default.

(g)	Indemnification Agreements

Freeline has entered into a deed of indemnity with each of its directors and members of senior management. Freeline’s articles of association provide that Freeline indemnify its directors and members of senior management to the fullest extent permitted by applicable law.

(h)	Agreements with Senior Management and Directors

Freeline has entered into employment agreements or offer letters with the members of its senior management. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the members of its senior management. However, the enforceability of the non-competition provisions may be limited under applicable law. See “Item 6. Directors, Senior Management and Employees” included in Freeline’s Form 20-F for the fiscal year ended 31 December 2022, which is incorporated herein by reference.

2.	Purpose of the Acquisition

The purpose of the Acquisition is for Bidco to acquire all of the issued and to be issued share capital of Freeline (other than the Excluded Shares). Following the consummation of the Acquisition, the Freeline Shareholders (other than Syncona Portfolio) will cease to have any equity interest in Freeline or any right to participate in Freeline’s earnings and future growth (if any).

3.	Reasons for the Acquisition

The strategy of Syncona is to create, build and scale companies around exceptional science to create a diversified portfolio of leading healthcare businesses, across development stage and therapeutic areas, for the benefit of Syncona’s stakeholders. The Acquisition is in furtherance of this strategy, in that it is intended to better position Freeline to advance the development of its product candidates than if Freeline were to remain a publicly listed company where there is significant risk to its ability to secure adequate financing to continue its operations.

4.	Reasons for the Recommendation

Prior to reaching its recommendation that Freeline Shareholders vote in favour of the Acquisition, the Special Committee explored and evaluated a wide range of options, including potential financing transactions and mergers and acquisitions, over a period of approximately seven months after receiving Dr. Hollowood’s initial notification to Ms. Gregory of Syncona’s interest in exploring strategic options for Freeline, which could include acquiring the entire issued share capital of Freeline.

In evaluating the Implementation Agreement, the Acquisition and the other transactions contemplated by the Implementation Agreement, the Special Committee relied on its knowledge of Freeline’s business, financial condition, results of operations, and the prospects and risks of remaining a publicly traded company and consulted with the senior management of Freeline, and representatives of Leerink Partners and Skadden. In the course of making the determination that the Implementation Agreement, the Acquisition and the other transactions contemplated by the Implementation Agreement are fair and reasonable and are likely to promote the success of Freeline for the benefit of its shareholders, having had regard to the interests of other stakeholders, and to recommend Freeline Shareholders vote in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting, the Special Committee considered numerous reasons, including the following material reasons and benefits of the Acquisition.

(a)	Freeline’s Financial Condition; Substantial Doubt as to its Ability to Continue as a Going Concern

As of 30 September 2023, Freeline had unrestricted cash and cash equivalents of USD 29.5 million, which was expected to enable Freeline to fund its planned operations into the second quarter of 2024. Freeline has incurred operating losses since inception including net losses of USD 26.9 million and USD 66.0 million for the nine months ended 30 September 2023 and 2022, respectively. As of 30 September 2023, Freeline had an accumulated deficit of USD 472.3 million. Freeline expects to continue to incur significant expenses and generate operating losses for the foreseeable future as it advances its FLT201 product candidate for Gaucher disease through clinical development, seeks regulatory approval, invests further in its gene therapy platform and seeks to identify new gene therapy product candidates. These conditions indicated that there was substantial doubt regarding Freeline’s ability to continue as a going concern for at least 12 months from the issuance date of Freeline’s most recent unaudited condensed consolidated financial statements.

In evaluating the Acquisition, the Special Committee considered Freeline’s urgent need for funding against its prospects of securing financing. Having conducted an extensive exploration of Freeline’s alternatives, including a confidential private placement marketing process prior to publicly releasing initial data from its GALILEO-1 clinical trial of FLT201 that failed to yield a financing, the Special Committee believes that any financing Freeline could secure at this time was only likely to support operations for a limited period of time, and would come with terms and conditions that could hamper its future ability to raise capital and that would not solve for the lack of liquidity of Freeline ADSs, which places ongoing downward pressure on the price of the Freeline ADSs and limits Freeline’s ability to raise capital. Additional factors considered by the Special Committee included Freeline’s current and historic ADS price, the relatively low trading volume, the significant challenges Freeline faced raising equity capital in late 2021 and early 2022, General Instruction I.B.5 of Form F-3, which limits the amounts that Freeline may sell under its shelf registration statement on Form F-3, the possibility that Freeline would not remain in compliance with the continued listing rules of Nasdaq, the limited research analyst coverage, and the likely lack of cash available for distribution to shareholders if Freeline had to pursue a liquidation in insolvency in the event a transaction was not successfully completed.

Additionally, the Special Committee considered the current macroeconomic environment for small biotechnology companies, particularly in the gene therapy sector. The Special Committee noted and considered the number of similarly situated public companies becoming insolvent and winding down operations. The public markets continue to be challenging for gene therapy companies, irrespective of the data generated for early stage clinical candidates, and with no foreseeable end in sight, the Special Committee believes the ongoing bear market for biotechnology companies poses a significant risk to Freeline’s ability to continue as a going concern as a publicly traded company in the current environment. The Acquisition offers value and certainty to shareholders and a path forward for Freeline and its programmes.

(b)	Substantial Premium Over Unaffected Market Price

At USD 0.43333 per Freeline Share and USD 6.50 per Freeline ADS, the Acquisition offers a 51% premium (before taking into account any Depositary fees) over the closing price of USD 4.32 per Freeline ADS on 17 October 2023, the last day of trading prior to Syncona’s public announcement of its Initial Proposal, and a 75% premium over the 30-trading day average closing price of USD 3.72 as of 17 October 2023. The Special Committee also considered the relative likelihood that the trading price of the Freeline ADSs would at any time in the foreseeable future, reach and sustain a level equal to or greater than the per Freeline ADS consideration of USD 6.50, as adjusted for present value.

(c)	Certainty of Value

The all-cash consideration in the Acquisition provides holders with liquidity and certainty of the value of their Freeline Shares and Freeline ADSs. Considering the various significant risks that Freeline would face by remaining a publicly traded entity and pursuing its current business and financial plans, the Special Committee believes that this certainty of value is compelling compared to the most likely outcome of an insolvency filing if a transaction or financing could not be completed.

(d)	Extensive Exploration of Strategic Alternatives

The Special Committee conducted an extensive seven-month long process to explore and evaluate Freeline’s financing and strategic alternatives, with the assistance of Leerink Partners as its financial advisor. As part of this process, at the direction of the Special Committee, Leerink Partners and Freeline contacted more than 45 potential counterparties to assess their interest in the gene therapy and/or rare disease sector, including a range of small-to mid-cap biotechnology and large pharma companies as well as counterparties with which Freeline was already engaged in preliminary strategic discussions. Of the contacted companies, five signed confidentiality agreements to further diligence the opportunity. None of the contacted counterparties submitted an indication of interest. Following the release of the positive initial clinical data for FLT201 in early October, Leerink Partners conducted a second wave of outreach to 17 of the potential counterparties and then following Syncona’s public disclosure of its Initial Proposal on 18 October 2023, Leerink Partners and Freeline reached out to four strategic parties who had previously expressed preliminary interest in a strategic transaction and could potentially submit a proposal competitive with the terms set forth by Syncona. Upon completion of due diligence, none of the potential counterparties submitted offers.

The Special Committee also considered the impact of Syncona Portfolio’s ownership in Freeline, which was sufficient by itself to prevent the consummation of any transaction with a third party that required shareholder approval, on the likelihood of such a transaction, given that Syncona had indicated to the Special Committee that it was primarily interested in pursuing the transaction outlined in the Initial Proposal and was only interested in selling their Freeline Shares or in participating in any other transaction involving Freeline at a significantly higher valuation and subject to certain other conditions.

Additionally, in the weeks leading up to the early October data readout, as part of a contemplated private placement equity financing to be led by Syncona, Leerink Partners contacted approximately 70 institutional investors on a no-name basis. Freeline held meetings with 33 investors to review the upcoming data under confidentiality obligations. Many of the investors met with Freeline multiple times and conducted extensive due diligence but ultimately declined to participate in the equity financing. Leerink Partners did receive indications of interest from several investors, but ultimately Freeline could not secure financing on terms acceptable to Syncona and the other investors who expressed interest in participating in the financing. Following the release of the FLT201 clinical data, Leerink Partners reached back out to 10 investors to re-assess their interest in a potential financing, but the process did not gain traction and was stopped after the public disclosure of Syncona’s Initial Proposal.

In addition to the fact that these efforts failed to yield any alternative offer to acquire Freeline or any financing, no proposal has been received from any third party following the public announcement of the Initial Proposal on 18 October 2023.

(e)	Robust Negotiation Process

As a result of a robust, month-long negotiation conducted by Freeline at the direction of the Special Committee and with the assistance of its financial and legal advisors, the Consideration for the Acquisition was increased by 30% from USD 5.00 per Freeline ADS in Syncona’s Initial Proposal to USD 6.50 per Freeline ADS. The negotiations also resulted in up to an additional USD 15 million from Syncona in form of a secured convertible debt financing to support operations through the completion of the Acquisition.

(f)	Highest Value Reasonably Obtainable

The Special Committee determined following extensive negotiations with Syncona that USD 0.43333 and USD 6.50 were the highest price per Freeline Share and per Freeline ADS, respectively, that Syncona would agree to pay and that the Acquisition represented the most favourable terms to Freeline Shareholders which could be negotiated with Syncona. The Special Committee’s determination was informed by a number of factors, including the duration and tenor of negotiations and the experience of the Special Committee and its advisors.

(g)	Speed and Likelihood of Completion

The Special Committee considered the anticipated timing of the closing of the Acquisition in the first quarter of 2024, with the anticipated result of allowing shareholders to receive the all-cash consideration in a relatively short time frame. The Special Committee noted that the Acquisition has no financing condition and Bidco would fund the purchase price from existing cash resources of Syncona. The Special Committee considered how the potential for closing within a relatively short time frame could also reduce the amount of time in which Freeline’s business would be subject to the uncertainty inherent to the pendency of the transaction and related disruption.

(h)	Opinion of the Special Committee’s Financial Advisor

The Special Committee considered the opinion of Leerink Partners rendered orally to the Special Committee on 21 November 2023 (and subsequently confirmed in writing by delivery of Leerink Partners’ written opinion, dated 21 November 2023) that, as of such date and based upon and subject to the various assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Consideration proposed to be paid to the holders of Freeline Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement was fair, from a financial point of view, to such holders.

(i)	Sufficient Procedural Safeguards

The Special Committee believes that sufficient procedural safeguards were and are present to ensure that the Acquisition is procedurally fair to the holders of Freeline Shares and Freeline ADSs and to permit the Special Committee to represent effectively the interests of such Freeline Shareholders. These procedural safeguards include the following, which are not listed in any relative order of importance:

•

the consideration and negotiation of the Implementation Agreement was conducted entirely under the control and supervision of the Special Committee, which consists of four independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the Special Committee’s authority;

•	pursuant to the terms of reference of the Special Committee, the key powers and authorities of the Special Committee include (but are not limited to) the ability to:

•	explore, consider, review, solicit and identify any strategic alternatives to the Acquisition available to the Company as the Special Committee deems appropriate;

•	recommend any such strategic alternatives to the Freeline Board;

•	determine not to pursue the Acquisition or recommend to the Freeline Board that Freeline not pursue any strategic alternative; and

•	otherwise take any and all actions deemed necessary, desirable, advisable or appropriate in the interests of both Freeline and the minority Freeline Shareholders in connection with the Acquisition,

together with a number of other ancillary powers and authorities to allow the Special Committee to evaluate the Acquisition and strategic alternatives;

•

in considering the transaction with Bidco, the Special Committee acted solely to represent the interests of the Freeline Shareholders, and the Special Committee had independent control of the extensive negotiations with Syncona and its legal advisors on behalf of the Freeline Shareholders;

•

the Special Committee members have been and are independent directors and free from any affiliation with Syncona; in addition, none of such Special Committee members is or ever was an employee of Freeline or any of its subsidiaries or affiliates and none of such directors has any financial interest in the Acquisition that is different from that of the Freeline Shareholders other than the Special Committee members’ receipt of fees payable per Special Committee meeting and fee payable to the chair of the Special Committee for additional responsibilities required in respect of such position (none of which are contingent upon the completion of the Acquisition or the Special Committee’s recommendation of the Acquisition), the acceleration and/or cash cancellation of their unvested Awards and their indemnification and liability insurance rights under the Implementation Agreement;

•	the Special Committee was assisted in negotiations with Syncona and in its evaluation of the Acquisition by Leerink Partners as its financial advisor and Skadden as its legal advisor;

•

the Special Committee met on approximately 25 occasions to consider and discuss the interest from Syncona and other strategic and financing alternatives, including approximately five occasions to consider and review the terms of the Implementation Agreement and the transactions contemplated therein;

•

the Special Committee’s ability, under certain circumstances set out in the Implementation Agreement, to change, withhold, withdraw, qualify or modify the Special Committee Recommendation that the Freeline Shareholders vote to authorise and approve the Scheme and the Resolution in connection with the Acquisition;

•

at the Court Meeting, the Scheme will be approved by Scheme Shareholders if both (i) a majority in number of Scheme Shareholders who vote (either in person or by proxy) vote in favour of the Scheme and (ii) Scheme Shares representing at least 75 per cent. in value of the total number of Scheme Shares voted at the Court Meeting are voted in favour of the Scheme.;

•	at the General Meeting, the Resolution must be approved by Freeline Shareholders representing at least 75 per cent. of the votes cast, either in person or by proxy; and

•	the Special Committee has not been disbanded and remains empowered to evaluate on an ongoing basis whether the Acquisition remains in the best interests of Freeline Shareholders.

The Special Committee also considered a variety of potentially negative factors concerning the Implementation Agreement, the Acquisition and the Original Security Agreement, including the following, which are not listed in any relative order of importance:

•

Shareholder Participation in Future Growth. The nature of the Acquisition means that Freeline Shareholders will have no ongoing equity participation in Freeline following the Acquisition, and they will cease to participate in Freeline’s future earnings or growth, if any, or to benefit from increases, if any, in the value of Freeline Shares, and will not participate in any potential future sale of Freeline to a third party.

•

Interim Restrictions on Business Pending the Completion of the Acquisition. Restrictions on the conduct of Freeline’s business prior to the completion of the Acquisition, which may delay or prevent Freeline from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Freeline pending completion of the Acquisition.

•

Other Interests. The possibility that Syncona and Freeline’s officers and directors may have interests in the Acquisition that are different from, or in addition to, those of the Freeline Shareholders.

•

No Assurance the Acquisition will be Completed. While the Acquisition is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the Acquisition under the Implementation Agreement will be satisfied and, as a result, it is possible that the Acquisition may not be completed even if the Freeline Shareholders authorise and approve it. Both Bidco and Freeline have the right to terminate the Implementation Agreement in certain circumstances, including in the event of a Company Material Adverse Effect. Accordingly, there is no certainty, nor can Freeline provide any assurance, that the Implementation Agreement will not be terminated by either Bidco or Freeline before the completion of the Acquisition.

•

Risks Associated with Failure to Complete the Acquisition. There are significant risks to Freeline if the Acquisition does not close, including that (i) there is a reasonable likelihood of an insolvent wind down of Freeline, (ii) Freeline will have incurred significant transactions costs, (iii) Freeline’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Freeline ADSs could be adversely affected, (v) the market’s perceptions of Freeline’s prospects could be adversely affected, and (vi) the Freeline Directors and Freeline’s senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction.

•

Risks Associated with the Notes. The conversion of the Notes could cause dilution, which could cause the market price of the Freeline ADSs to decline. Failure to remain in compliance with the terms of the Loan Note Certificate could, amongst other things, adversely affect Freeline’s business and financial condition in the future, its ability to obtain additional financing, the ownership interest of the existing Freeline Shareholders, the assets of Freeline and its subsidiaries and the market price of the Freeline ADSs.

The foregoing discussion of information and factors considered by the Special Committee is not intended to be exhaustive but includes a number of the factors considered by the Special Committee. In view of the wide variety of factors considered by the Special Committee, the Special Committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the Special Committee may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Special Committee unanimously authorised and approved the Implementation Agreement, the Scheme and the Acquisition, based upon the totality of the information presented to and considered by it.

In reaching its conclusion regarding the fairness of the Acquisition to the Freeline Shareholders and its decision to recommend the authorisation and approval of the Implementation Agreement, the Scheme and the Acquisition, the Special Committee considered financial analyses presented by Leerink Partners. The Special Committee believes that it is reasonable and appropriate to consider the opinion from Leerink Partners in its determination as to the fairness, from a financial point of view, of the consideration payable in the transaction to the Freeline Shareholders, because the opinion addressed the fairness, from a financial point of view, of the Consideration proposed to be paid to the holders of Freeline Shares and Freeline ADSs (other than Excluded Shares) pursuant to the terms of the Implementation Agreement, which includes all Unaffiliated Shareholders. To the extent that an affiliated security holder may exist other than Syncona Limited and its affiliates, the consideration to be received by such affiliated security holder is identical in all respects as the consideration to be received by Freeline Shareholders. The Special Committee expressly adopted these analyses and opinions, amongst other factors considered, in reaching its determination as to the fairness of the transactions set out in the Implementation Agreement, including the Acquisition.

The Special Committee considered the historical market prices of the Freeline ADSs as described under the section entitled “Market quotations” set out in paragraph 4 of Part VI (Additional Information). The Special Committee therefore considered these to be positive factors and potential benefits of the Acquisition. Freeline is not aware of any firm offers made by any unaffiliated person, other than Syncona, during the past three years for (i) the merger or consolidation of Freeline with or into another company, or vice-versa; (ii) the sale or other transfer of all or any substantial part of the assets of Freeline; or (iii) a purchase of Freeline’s securities that would enable the holder to exercise control of Freeline.

The Special Committee also considered the purposes and reasons for Freeline to undertake the Acquisition at this time and concluded that the benefits received by Freeline at this time as a publicly traded company do not sufficiently justify the regulatory and other burdens imposed on publicly traded companies. The Special Committee believe that, at this time, the U.S. public equity markets do not provide Freeline with the ability to raise capital on reasonable terms nor do the U.S. public equity markets provide the existing Freeline Shareholders and Freeline ADS holders with adequate levels of liquidity. On the other hand, the status of a privately held company will give Freeline greater operational flexibility and allow it to focus on its long-term growth and continuing improvements to its business absent the regulatory burden imposed upon public companies and the distractions caused by the public equity market’s valuation of the Freeline ADSs.

In reaching its determination that the Implementation Agreement, the Scheme and the Acquisition are fair to, and in the best interests of, Freeline and the Freeline Shareholders and its decision to authorise and approve the Implementation Agreement, the Scheme and the Acquisition, and recommend the authorisation and approval of the Scheme and the Acquisition by the Freeline Shareholders, the Special Committee, on behalf of Freeline, considered the factors as described above under this section. During its consideration of the Implementation Agreement and the Acquisition, the Special Committee was also aware that some of the Freeline Directors and Freeline Shareholders have interests with respect to the Acquisition that are, or may be, different from, and/or in addition to those of the Freeline Shareholders generally, as set out under the section entitled “Interests of Freeline Non-Employee Directors and Executive Officers” in paragraph 6 of Part VI (Additional Information).

For the reasons above as well as the fact that the Special Committee on behalf of Freeline believes that the Implementation Agreement, the Scheme and the Acquisition, are substantively and procedurally fair to, and in the best interests of, Freeline, the Special Committee on behalf of Freeline believes that it is appropriate for Freeline to undertake the Acquisition and the going private transaction at this time.

Except as set out in paragraph 10 of Part II (US Special Factors), no director who is not an employee of Freeline has retained an unaffiliated representative to act solely on behalf of the Freeline Shareholders for purposes of negotiating the terms of the Acquisition and/or to prepare a report concerning the fairness of the Acquisition.

5.	Effects of the Acquisition

(a)	Effects of the Acquisition with respect to Freeline

Company Privately Held; Delisting from Nasdaq; Termination of SEC Registration

The Freeline ADSs are currently listed on Nasdaq under the symbol “FRLN.” It is expected that, following the consummation of the Acquisition, Freeline will cease to be a publicly traded company and will instead become a private company beneficially owned by the Syncona group. Following the completion of the Acquisition, the Freeline ADSs will cease to be listed on any securities exchange or quotation system, including Nasdaq, and price quotations with respect to sales of the Freeline ADSs in the public market will no longer be available. In addition, registration of the Freeline ADSs and the underlying Freeline Shares under the Exchange Act may be terminated upon Freeline’s application to the SEC if the Freeline Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Freeline Shares. Ninety days after the filing of Form 15 in connection with the completion of the Acquisition or such shorter period as may be determined by the SEC, registration of the Freeline ADSs and the underlying Freeline Shares under the Exchange Act will be terminated, and Freeline will no longer be required to file periodic reports with the SEC or otherwise be subject to the U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies. As a result of no longer being required to make SEC filings, Freeline will no longer incur costs and expenses of complying with such laws. After the completion of the Acquisition, the Freeline Shareholders will no longer enjoy the rights or protections that the U.S. federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of Freeline. Furthermore, following the completion of the Acquisition, the Freeline ADS programme will terminate.

Upon the Scheme becoming Effective, the Scheme Shares will be transferred to Bidco and/or its nominees by means of a form of transfer or other instrument or instruction of transfer and to give effect to such transfers any person may be appointed by Bidco as attorney and/or agent. The Scheme Shares will be transferred in exchange for the right to receive the Consideration (less up to USD 0.10 per ADS for Depositary fees payable pursuant to the terms of the Deposit Agreement for Freeline ADS Holders), in cash, without interest and net of any applicable withholding taxes. As a result, current Freeline Shareholders and Freeline ADS Holders, other than Syncona Portfolio, will no longer have any equity interest in, or be shareholders or ADS holders of, Freeline upon completion of the Acquisition. As a result, the Freeline

Shareholders and Freeline ADS Holders, other than Syncona Portfolio, will not have the opportunity to participate in the earnings and growth of Freeline and they will not have the right to vote on corporate matters. Similarly, Freeline Shareholders and Freeline ADS Holders, other than Syncona Portfolio, will not be exposed to the risk of loss in relation to their investment in Freeline.

Management

If the Acquisition is completed, the Freeline Board as of immediately following the consummation of the Acquisition is expected to consist of representatives of Syncona and Freeline, with Syncona representatives constituting a majority of the members of the Freeline Board. Any Awards held by employees or directors of Freeline will be treated in accordance the rules of the applicable Freeline Share Plan, as described more fully in the section entitled “Freeline Equity Awards” in paragraph 9 of Part III (Explanatory Statement).

Freeline’s Net Book Value and Net Loss

The table below sets out the indirect interest in Freeline’s net book value and net loss for Syncona Portfolio before and after the Acquisition, based on the historical net book value and net loss of Freeline as of 30 September 2023 and for the nine months ended 30 September 2023.

	Ownership Prior to the Acquisition				Ownership After the Acquisition
	Net Book Value		Net Loss		Net Book Value		Net Loss
Name	USD ‘000%		USD ‘000	%(1)	USD ‘000%		USD ‘000	%(1)
Syncona Portfolio	USD 17,399	57.9%	USD (15,600)	57.9%	USD 30,040	100%	USD (26,933)	100%

(1)	Ownership percentages are based on 65,369,206 Freeline Shares outstanding as of 30 September 2023.

(b)	Effects of the Acquisition with respect to Syncona

If the Acquisition is consummated, the interest of Syncona Portfolio and Bidco in Freeline’s net book value and net earnings would, collectively, equal 100%, and Syncona Portfolio and Bidco would be entitled to all benefits resulting from that interest, including all income generated by Freeline’s operations and any future increase in Freeline’s value. Former Freeline Shareholders would thereafter have no opportunity to participate in the earnings and growth of Freeline and would not have any right to vote on corporate matters. Similarly, after the consummation of the Acquisition, Syncona Portfolio and Bidco would, collectively, also bear responsibility for funding Freeline’s business (other than Syncona Portfolio) the entire risk of losses generated by Freeline’s operations and any decrease in the value of Freeline, and former Freeline Shareholders would not be subject to the risks associated with Freeline’s business and face the risk of losses generated by Freeline’s operations or decline in the value of Freeline.

6.	Primary Benefits and Detriments of the Acquisition

(a)	Benefits of the Acquisition to Freeline Shareholders

The primary benefits of the Acquisition to Freeline Shareholders include, without limitation, the following:

•

their receipt following the completion of the Acquisition of USD 6.50 per Freeline ADS (less up to USD 0.10 per ADS for Depositary fees payable pursuant to the terms of the Deposit Agreement), or USD 0.43333 per Freeline Share, in cash, representing a premium of approximately 51% over the closing price of USD 4.32 per Freeline ADS on 17 October 2023, the last trading day prior to Freeline’s announcement on 18 October 2023 that the Special Committee had received the going-private proposal, and a premium of 75% over the average closing price of the Freeline ADSs during the 30 trading days through 17 October 2023, which was USD 3.72;

•

they will no longer be subject to the risks related to Freeline’s business, including the risks associated with the research and development activities, the need to provide significant additional equity funding or suffer being diluted, and the risk of volatility in the market prices for Freeline ADSs; and

•	they will no longer be subject to the risk of an insolvent outcome.

(b)	Detriments of the Acquisition to Freeline Shareholders

Detriments of the Acquisition to Freeline Shareholders include:

•

they will no longer have any interest in Freeline and as a result will not benefit from any future growth in the revenues, profitability, or overall value of Freeline, and will not be entitled to receive any dividends that Freeline might pay on its equity shares in the future; and

•

the receipt of cash pursuant to the Acquisition will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder of the Freeline Shares or Freeline ADSs who receives cash in exchange for all of such U.S. Holder’s Freeline Shares or Freeline ADSs in the Acquisition generally will be required to recognise gain as a result of the Acquisition for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Freeline Shares.

(c)	Benefits of the Acquisition to Freeline’s Directors and Executive Officers

Benefits of the Acquisition to Freeline Directors and executive officers include:

•

Awards held by the Freeline Directors and executive officers of Freeline granted under the Freeline Equity Inducement Plan, Freeline Equity Incentive Plan and Freeline Share Option Plan will, upon the sanction of the Scheme by the Court, in accordance with the rules of the applicable Freeline Share Plan (from time to time), be cash cancelled. The amount of the cash cancellation payment payable, by Freeline in the next practicable payroll following the Effective Date, to each Freeline Share Plan participant will be equal in value to the Consideration that the relevant participant would have received in respect of the Acquisition, had their Awards fully vested and been settled in Freeline Shares and subsequently transferred to Bidco in accordance with the Scheme (net of any option exercise price and applicable income tax and social security contributions for which any Freeline Group company is required to withhold and account for to the relevant tax authority);

•	Freeline Shares held under the terms of the Freeline ESPP will be subject to the Scheme on the same terms as all other Scheme Shares;

•	Employee Shares will be accelerated in full upon the sanction of the Scheme by the Court and will be subject to the Scheme on the same terms as all other Scheme Shares;

•

continued indemnification rights, rights to advancement of fees, and directors and executive officers liability insurance, which will continue to be provided to the existing directors and officers of Freeline following the completion of the Acquisition. See the section entitled “Directors’ and Officers’ Indemnification and Insurance” set out in paragraph 12 of Part III (Explanatory Statement) of this document; and

•	the expected continuation of service of the executive officers of Freeline in positions that are substantially similar to their current positions.

(d)	Detriments of the Acquisition to Freeline’s Directors and Executive Officers

The primary detriments of the Acquisition to Freeline Directors and officers include, without limitation, the following:

•

directors and executive officers who currently hold Freeline ADSs or Freeline Shares will no longer hold those Freeline ADSs or Freeline Shares and as a result will not benefit from any future growth in the revenues, profitability, or overall value of Freeline, and will not be entitled to receive any dividends that Freeline might pay on its equity shares in the future; and

•

directors’ and executive officers’ receipt of cash pursuant to the Acquisition will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

(e)	Benefits of the Acquisition to Syncona

Benefits of the Acquisition to Syncona include the following:

•

Freeline will be wholly owned by the Sycona group, which will receive all the benefits from any future growth in the revenues, profitability, or overall value of Freeline, including the entitlement to receive any dividends that Freeline might pay on its equity shares in the future; and

•	The Syncona group will have full power to take such actions, as shareholder, which it considers beneficial to further the business and prospects of Freeline.

(f)	Detriments of the Acquisition to Syncona

The primary detriments of the Acquisition to Syncona include the following:

•

The Syncona group will bear the full risks related to Freeline’s business, including the risks associated with the research and development activities and the need to provide significant additional equity funding; and

•	The Syncona group will bear the full risk of an insolvent outcome in the event that Freeline does not succeed in avoiding insolvency.

7.	Plans for Freeline after the Acquisition

Syncona’s current intention is for Bidco to retain the Freeline Shares acquired by Bidco in the Acquisition. The Syncona Persons will evaluate the business and operations of Freeline prior to and following the consummation of the Acquisition and will consider which changes, if any, would be desirable following the consummation of the Acquisition. Possible changes could include changes in Freeline’s business, corporate structure, organisational documents, capitalisation, board of directors and management. Any changes will be considered in light of the then prevailing circumstances of Freeline and its business operations and the Syncona Persons reserve the right to change their plans and intentions at any time, as deemed appropriate. In accordance with the Implementation Agreement, at the closing of the Acquisition, it is anticipated that certain of the current members of the Freeline Board will resign upon notice from Bidco.

If, for any reason, the Acquisition is not consummated, the Syncona Persons reserve the right to acquire additional Freeline Shares and/or Freeline ADSs through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favourable than those contemplated by the Implementation Agreement, or, subject to any applicable legal restrictions, to dispose of any or all Freeline Shares and Freeline ADSs acquired by them.

Except as described above or elsewhere in this document and except for the Acquisition, none of the Syncona Persons has any present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Freeline or any of its subsidiaries (such as a merger, reorganisation, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any change in the Freeline Board or management, (iii) any material change in Freeline’s capitalisation or dividend policy, (iv) any other material change in Freeline’s corporate structure or business, (v) any class of equity securities of Freeline being delisted from a national securities exchange or ceasing to be authorised to be quoted in an automated quotation system operated by a national securities association or (vi) any class of equity securities of Freeline becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

8.	Alternatives to the Acquisition

The Special Committee noted that (i) despite positive data for its FLT201 product candidate, Freeline was unable to secure financing that met with the terms agreed upon by investors who expressed interest in participating in a financing and/or provided long-term financial sustainability, (ii) the Initial Proposal had been publicly announced on 18 October 2023 and was therefore known to the market in general, and would continue to be known to the market through and after the execution of the Implementation Agreement, (iii) the process to explore strategic alternatives conducted by Leerink Partners before and after announcement of the Initial Proposal at the direction and under the supervision of the Special Committee failed to yield any offer to acquire the Freeline Shares, Freeline ADSs or the assets of Freeline, (iv) since the announcement of the Initial Proposal, no person other than Syncona has contacted Freeline or the Special Committee with a proposal for an alternative transaction with Freeline, and (v) Syncona Portfolio beneficially owns approximately 50.0% of the outstanding Freeline Shares, on a fully diluted basis, control approximately 57.9% of the total voting power in Freeline, and indicated to the Special Committee that it was primarily interested in pursuing the transaction outlined in the Initial Proposal and was only interested in selling their Freeline Shares or in participating in any other transaction involving Freeline at a significantly higher valuation and subject to certain other conditions. Based on the foregoing, the Special Committee determined that there was no alternative transaction to the Acquisition. Since Freeline’s receipt of the Initial Proposal on 17 October 2023, Freeline has not received any offer from any third party for a merger or consolidation of Freeline with another company, the sale or transfer of all or substantially all of Freeline’s assets, or the purchase of all of the Freeline Shares, or a sufficient number of Freeline Shares to enable such third party to exercise control of or significant influence over Freeline.

The Special Committee also considered the advisability of rejecting the Initial Proposal and allowing Freeline to remain as a publicly traded company. However, based on the considerations set forth under the section entitled “Reasons for the Recommendation” in paragraph 4 of Part II (US Special Factors), the Special Committee concluded that remaining as a public company would be less favourable than the Acquisition both as a means to enhance the value for Freeline Shareholders and avoiding the reasonable likelihood of insolvency without consummation of the Acquisition.

9.	Effects on Freeline if the Acquisition Were Not Completed

Freeline is not currently aware of any reason why the Acquisition will not be completed as contemplated by the Implementation Agreement. If the Acquisition were not completed for any reason, however, Freeline Shareholders would not receive the Consideration that is contemplated by the Implementation Agreement and the Scheme. Instead, Freeline would remain a publicly traded company and the Freeline ADSs would continue to be listed and traded on Nasdaq for so long as Freeline continued to meet Nasdaq’s listing requirements. Freeline Shareholders and Freeline ADS Holders would therefore continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of Freeline ADSs and the Freeline Shares. The effect of these risks and opportunities on the future value of the Freeline ADSs and the Freeline Shares cannot be predicted with any certainty. There is also a risk that the market price of Freeline ADSs would decline if the Acquisition were not completed, based on an assumption that the current market price reflects an expectation on the part of investors that the Acquisition will be completed.

If the Acquisition were not completed for any reason, the Special Committee could be expected thereafter to evaluate and review the business, operations, and capitalisation of Freeline, including the Notes, and make such changes as it deemed appropriate. If the Acquisition were not completed for any reason, it is possible that no other comparable transaction acceptable to Freeline would be offered, and that Freeline’s business, prospects, and results of operations would be adversely affected. The conversion of some or all of the Notes would dilute the ownership interests of existing Freeline ADS Holders. Freeline would urgently need substantial additional funding to continue operations and potentially repay the Notes, which may not be available on acceptable terms, if at all. Failure to remain in compliance with the terms of the Notes could, amongst other things, adversely affect Freeline’s business and financial condition in the future, its ability to obtain additional financing, the ownership interest of existing Freeline Shareholders, the assets of Freeline and its subsidiaries and the market price of the Freeline ADSs.

There is a reasonable likelihood Freeline would have to pursue a liquidation in insolvency in the event the Acquisition is not successfully completed. In addition, Freeline will have incurred significant transaction costs, its continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, the market’s perceptions of Freeline’s prospects could be adversely affected.

10.	Fairness

(a)	Freeline

Under the SEC rules governing “going-private” transactions, Freeline is required to express its beliefs as to the substantive and procedural fairness of the Acquisition to the Scheme Shareholders. Freeline evaluated the potential existence of any potential conflict of interest with respect to Dr. Hollowood (in light of Syncona being the majority shareholder of Freeline and Dr. Hollowood’s position as Chief Executive Officer of Syncona Investment and Chairman of the Freeline Board) and implemented appropriate governance measures to enhance and protect the independence of deliberations by the Freeline Board, which measures included the formation of the Special Committee, which excluded Dr. Hollowood, for the purposes of (among other matters) considering, negotiating the terms of and approving the Acquisition. The Special Committee believes that sufficient procedural safeguards were and are present to ensure that the Acquisition is procedurally fair to the Scheme Shareholders and to permit the Special Committee to represent effectively the interests of such Scheme Shareholders. These procedural safeguards include the following, which are not listed in any relative order of importance:

•

the consideration and negotiation of the Implementation Agreement was conducted entirely under the control and supervision of the Special Committee, which consists of four independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the Special Committee’s authority;

•	pursuant to the terms of reference of the Special Committee, the key powers and authorities of the Special Committee include (but are not limited to) the ability to:

•	explore, consider, review, solicit and identify any strategic alternatives to the Acquisition available to the Company as the Special Committee deems appropriate;

•	recommend any such strategic alternatives to the Freeline Board;

•	determine not to pursue the Acquisition or recommend to the Freeline Board that Freeline not pursue any strategic alternative; and

•	otherwise take any and all actions deemed necessary, desirable, advisable or appropriate in the interests of both Freeline and the minority Freeline Shareholders in connection with the Acquisition,

together with a number of other ancillary powers and authorities to allow the Special Committee to evaluate the Acquisition and strategic alternatives;

•

in considering the transaction with Bidco, the Special Committee acted solely to represent the interests of the Freeline Shareholders, and the Special Committee had independent control of the extensive negotiations with Syncona and its legal advisors on behalf of the Freeline Shareholders;

•

the Special Committee members during the entire process were and are independent directors and free from any affiliation with Syncona; in addition, none of such Special Committee members are or ever were an employee of Freeline or any of its subsidiaries or affiliates and none of such directors have any financial interest in the Acquisition that is different from that of the Freeline Shareholders other than the Special Committee members’ receipt of fees payable per Special Committee meeting and fee payable to the chair of the Special Committee for additional responsibilities required in respect of such position (none of which are contingent upon the completion of the Acquisition or the Special Committee’s recommendation of the Acquisition), the acceleration and/or cash cancellation of their unvested Awards and their indemnification and liability insurance rights under the Implementation Agreement;

•	the Special Committee was assisted in negotiations with Syncona and in its evaluation of the Acquisition by Leerink Partners as its financial advisor and Skadden as its legal advisor;

•

the Special Committee met on approximately 25 occasions to consider and discuss the interest from Syncona and other strategic and financing alternatives, including approximately five occasions to consider and review the terms of the Implementation Agreement and the transactions contemplated therein;

•

the Special Committee’s ability, under certain circumstances set out in the Implementation Agreement, to change, withhold, withdraw, qualify or modify the Special Committee Recommendation that the Freeline Shareholders vote to authorise and approve the Scheme and the Resolution in connection with the Acquisition; and

•

at the Court Meeting, the Scheme will be approved by Scheme Shareholders if both (i) a majority in number of Scheme Shareholders who vote (either in person or by proxy) vote in favour of the Scheme and (ii) Scheme Shares representing at least 75 per cent. in value of the total number of Scheme Shares voted at the Court Meeting are voted in favour of the Scheme;

•	at the General Meeting, the Resolution must be approved by Freeline Shareholders representing at least 75 per cent. of the votes cast, either in person or by proxy; and

•	the Special Committee has not been disbanded and remains empowered to evaluate on an ongoing basis whether the Acquisition remains in the best interests of Freeline Shareholders.

The Special Committee also considered a variety of potentially negative factors concerning the Implementation Agreement, the Acquisition and the Original Security Agreement, including the following, which are not listed in any relative order of importance:

•

Shareholder Participation in Future Growth. The nature of the Acquisition means that Freeline Shareholders will have no ongoing equity participation in Freeline following the Acquisition, and they will cease to participate in Freeline’s future earnings or growth, if any, or to benefit from increases, if any, in the value of Freeline Shares, and will not participate in any potential future sale of Freeline to a third party.

•

Interim Restrictions on Business Pending the Completion of the Acquisition. Restrictions on the conduct of Freeline’s business prior to the completion of the Acquisition, which may delay or prevent Freeline from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Freeline pending completion of the Acquisition.

•

Other Interests. The possibility that Syncona and Freeline’s officers and directors may have interests in the Acquisition that are different from, or in addition to, those of the Freeline Shareholders.

•

No Assurance the Acquisition will be Completed. While the Acquisition is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the Acquisition under the Implementation Agreement will be satisfied and, as a result, it is possible that the Acquisition may not be completed even if the Freeline Shareholders authorise and approve it. Both Bidco and Freeline have the right to terminate the Implementation Agreement in certain circumstances, including in the event of a Company Material Adverse Effect. Accordingly, there is no certainty, nor can Freeline provide any assurance, that the Implementation Agreement will not be terminated by either Bidco or Freeline before the completion of the Acquisition.

•

Risks Associated with Failure to Complete the Acquisition. There are significant risks to Freeline if the Acquisition does not close, including that (i) there is a reasonable likelihood of an insolvent wind down of Freeline, (ii) Freeline will have incurred significant transactions costs, (iii) Freeline’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Freeline ADSs could be adversely affected, (v) the market’s perceptions of Freeline’s prospects could be adversely affected, and (vi) the Freeline Directors and Freeline’s senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction.

•

Risks Associated with the Notes. The conversion of the Notes could cause dilution, which could cause the market price of the Freeline ADSs to decline. Failure to remain in compliance with the terms of the Loan Note Certificate could, amongst other things, adversely affect Freeline’s business and financial condition in the future, its ability to obtain additional financing, the ownership interest of the existing Freeline Shareholders, the assets of Freeline and its subsidiaries and the market price of the Freeline ADSs.

As discussed elsewhere in this document, the Special Committee also considered Freeline’s financial condition and the substantial doubt as to its ability to continue as a growing concern. As of 30 September 2023, Freeline had unrestricted cash and cash equivalents of USD 29.5 million, which was expected to enable Freeline to fund its planned operations into the second quarter of 2024. Freeline has incurred operating losses since inception including net losses of USD 26.9 million and USD 66.0 million for the nine months ended 30 September 2023 and 2022, respectively. As of 30 September 2023, Freeline had an accumulated deficit of USD 472.3 million. Freeline expects to continue to incur significant expenses and generate operating losses for the foreseeable future as it advances its FLT201 product candidate for Gaucher disease through clinical development, seeks regulatory approval, invests further in its gene therapy platform and seeks to identify new gene therapy product candidates. These conditions indicated that there was substantial doubt regarding Freeline’s ability to continue as a going concern for at least 12 months from the issuance date of Freeline’s most recent unaudited condensed consolidated financial statements.

In evaluating the Acquisition, the Special Committee considered Freeline’s urgent need for funding against its prospects of securing financing. Having conducted an extensive exploration of Freeline’s strategic alternatives, including a confidential private placement marketing process prior to publicly releasing initial data from its GALILEO-1 clinical trial of FLT201 that failed to yield a financing, the Special Committee believes that any financing Freeline could secure at this time was only likely to support operations for a limited period of time, and would come with terms and conditions that could hamper its future ability to raise capital and that would not solve for the lack of liquidity of Freeline ADSs, which places ongoing downward pressure on the price of the Freeline ADSs and limits Freeline’s ability to raise capital. Additional factors considered by the Special Committee included Freeline’s current and historic ADS price, the relatively low trading volume, the significant challenges Freeline faced raising equity capital in late 2021 and early 2022, General Instruction I.B.5 of Form F-3, which limits the amounts that Freeline may sell under its shelf registration statement on Form F-3, the possibility that Freeline would not remain in compliance with the continued listing rules of Nasdaq, the limited research analyst coverage, and the likely lack of cash available for distribution to shareholders if Freeline had to pursue a liquidation in insolvency in the event a transaction was not successfully completed.

Additionally, the Special Committee considered the current macroeconomic environment for small biotechnology companies, particularly in the gene therapy sector. The Special Committee noted and considered the number of similarly situated public companies becoming insolvent and winding down operations. The public markets continue to be challenging for gene therapy companies, irrespective of the data generated for early stage clinical candidates, and with no foreseeable end in sight, the Special Committee believes the ongoing bear market for biotechnology companies poses a significant risk to Freeline’s ability to continue as a going concern as a publicly traded company in the current environment. The Acquisition and the following offers value and certainty to shareholders and a path forward for Freeline and its programmes.

The foregoing discussion of information and factors considered by the Special Committee is not intended to be exhaustive but includes a number of the factors considered by the Special Committee. In view of the wide variety of factors considered by the Special Committee, the Special Committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the Special Committee may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Special Committee unanimously authorised and approved the Implementation Agreement, the Scheme and the Acquisition, based upon the totality of the information presented to and considered by it.

In reaching its conclusion regarding the fairness of the Acquisition to the Freeline Shareholders and its decision to recommend the authorisation and approval of the Implementation Agreement, the Scheme and the Acquisition, the Special Committee considered financial analyses presented by Leerink Partners. The Special Committee believes that it is reasonable and appropriate to consider the opinion from Leerink Partners in its determination as to the fairness, from a financial point of view, of the consideration payable in the transaction to the Freeline Shareholders, because the opinion addressed the fairness, from a financial point of view, of the Consideration proposed to be paid to the holders of Freeline Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement, which includes all Unaffiliated Shareholders. To the extent that an affiliated security holder may exist other than Syncona and its affiliates, the consideration to be received by such affiliated security holder is identical in all respects as the consideration to be received by Freeline Shareholders. The Special Committee expressly adopted these analyses and opinions, amongst other factors considered, in reaching its determination as to the fairness of the transactions set out in the Implementation Agreement, including the Acquisition.

The Special Committee considered the historical market prices of the Freeline ADSs as described under the section entitled “Market quotations” set out in paragraph 4 of Part VI (Additional Information). The Special Committee therefore considered these to be positive factors and potential benefits of the Acquisition. Freeline is not aware of any firm offers made by any unaffiliated person, other than Syncona, during the past three years for (i) the merger or consolidation of Freeline with or into another company, or vice-versa; (ii) the sale or other transfer of all or any substantial part of the assets of Freeline; or (iii) a purchase of Freeline’s securities that would enable the holder to exercise control of Freeline.

The Special Committee also considered the purposes and reasons for Freeline to undertake the Acquisition at this time and concluded that the benefits received by Freeline at this time as a publicly traded company do not sufficiently justify the regulatory and other burdens imposed on publicly traded companies. The Special Committee believe that, at this time, the U.S. public equity markets do not provide Freeline with the ability to raise capital on reasonable terms nor do the U.S. public equity markets provide the existing Freeline Shareholders and Freeline ADS holders with adequate levels of liquidity. On the other hand, the status of a privately held company will give Freeline greater operational flexibility and allow it to focus on its long-term growth and continuing improvements to its business absent the regulatory burden imposed upon public companies and the distractions caused by the public equity market’s valuation of the Freeline ADSs.

In reaching its determination that the Implementation Agreement, the Scheme and the Acquisition are fair to, and in the best interests of, Freeline and the Freeline Shareholders and its decision to authorise and approve the Implementation Agreement, the Scheme and the Acquisition, and recommend the authorisation and approval of the Scheme and the Acquisition by the Freeline Shareholders, the Special Committee, on behalf of Freeline, considered the factors as described above under this section. During its consideration of the Implementation Agreement and the Acquisition, the Special Committee was also aware that some of the Freeline Directors and Freeline Shareholders have interests with respect to the Acquisition that are, or may be, different from, and/or in addition to those of the Freeline Shareholders generally, as set out under the section entitled “Part VI Additional Information – Interests of Freeline Non-Employee Directors and Executive Officers”.

For the reasons above as well as the fact that the Special Committee on behalf of Freeline believes that the Implementation Agreement, the Scheme and the Acquisition, are substantively and procedurally fair to, and in the best interests of, Freeline, the Special Committee on behalf of Freeline believes that it is appropriate for Freeline to undertake the Acquisition and the going private transaction at this time.

Except as set out in paragraph 10 of Part II (US Special Factors), no director who is not an employee of Freeline has retained an unaffiliated representative to act solely on behalf of the Freeline Shareholders for purposes of negotiating the terms of the Acquisition and/or to prepare a report concerning the fairness of the Acquisition.

(b)	Syncona

Under the SEC rules governing “going-private” transactions, each of the Syncona Persons is an affiliate of Freeline and, therefore, is required to express its or his beliefs as to the substantive and procedural fairness of the Acquisition to the Unaffiliated Shareholders. Each of the Syncona Persons is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act and, for each such person who is a director of Freeline, solely in his individual capacity and not as a director of Freeline. The views of the Syncona Persons as to the fairness of the Acquisition should not be construed as a recommendation to any Freeline Shareholders as to how the Freeline Shareholders should vote with respect to the Scheme at the Court Meeting or with respect to the Resolution to be proposed at the General Meeting.

The Syncona Persons believe that the Acquisition, including the Consideration to be received by the Unaffiliated Shareholders pursuant to the Implementation Agreement, is fair to such security holders. The Syncona Persons base their belief on their respective knowledge and analysis of available information regarding Freeline, discussions with members of Freeline’s management regarding Freeline and its business and the following factors, each of which, in their judgment, supports the Syncona Persons’ view as to the fairness of the Acquisition (not necessarily in order of relative importance):

•

The terms and conditions of the Implementation Agreement were reviewed, negotiated and approved by the Special Committee, which is comprised solely of independent directors who are unaffiliated with Syncona.

•

In connection with taking the foregoing actions, the Special Committee was advised by its own advisors, including Skadden, Arps, Slate, Meagher & Flom LLP, its independent legal counsel, and Leerink Partners, its independent financial advisor, each of which has extensive experience in transactions similar to the transactions contemplated by the Implementation Agreement. On 21 November 2023, at a meeting of the Special Committee, Leerink Partners rendered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Special Committee dated 21 November 2023, to the effect that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Consideration proposed to be paid to the holders of Freeline Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Leerink Partners, dated 21 November 2023, which describes the assumptions made and the qualifications and limitations on the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex B to the Circular. Leerink Partners’ financial advisory services and opinion were provided solely for the information and assistance of the Special Committee (in its capacity as such) and none of the Syncona Persons are entitled to, and did not, rely on such opinion.

•	The Consideration represents a premium of approximately 51% to the last closing price of the Freeline Shares prior to the public announcement of Syncona’s Initial Proposal on 18 October 2023.

•	The Acquisition is not subject to any financing condition, thus increasing the likelihood that the Acquisition will be consummated and the Consideration will be paid to the Freeline Shareholders.

•

The Acquisition will provide the Freeline Shareholders (other than Syncona Portfolio) with the certainty of receiving cash for their Freeline Shares and Freeline ADSs and remove the risk of any decrease in the value of Freeline.

•

Freeline has been unable to secure financing that would provide long-term financial sustainability and there is significant risk to its ability to continue as a going concern as a public company beyond the first quarter of 2024 absent additional financing.

•

The factors considered by the Special Committee in connection with the Special Committee’s recommendation, as more fully described in this Circular under the section entitled “Reasons for the Recommendation” in paragraph 4 of “Part II (US Special Factors).

In addition, the Syncona Persons believe that the Acquisition is procedurally fair to the Unaffiliated Shareholders, based on the following factors (not necessarily in order of relative importance):

•

The terms and conditions of the Implementation Agreement, including the Consideration to be received by the Unaffiliated Shareholders pursuant to the Implementation Agreement, resulted from arms’-length, fair negotiations between the Special Committee and Syncona.

•

The Freeline Shareholders will have sufficient time to make a decision whether or not to vote to approve the Scheme because a period of at least 20 days will elapse between the date this Circular is mailed to Freeline Shareholders and the date of the Court Meeting.

•

The Acquisition cannot be consummated unless a majority in number of the Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares (or relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting that may be required by the Court or at any adjournment of any such meeting, although Bidco reserves the right under the Implementation Agreement to switch to a Takeover Offer.

The Syncona Persons also considered the following factors, each of which the Syncona Persons considered negative in their considerations concerning the fairness of the terms of the Acquisition (not necessarily in order of relative importance):

•

If the Scheme is consummated, the Freeline Shareholders (other than Syncona Portfolio) would cease to participate in the earnings and future growth, if any, of Freeline or benefit from increases, if any, in the value of Freeline.

•	The Consideration to be received by the Freeline Shareholders (other than Syncona Portfolio) in the Acquisition is generally taxable to such shareholders.

•	Syncona Portfolio’s ownership as of 16 January 2024 of approximately 57.5% of the outstanding share capital of Freeline may preclude competing offers from third parties.

•

Certain directors and officers of Freeline have actual or potential conflicts of interest in connection with the Acquisition. See the section entitled “Interests of Freeline Non-Employee Directors and Executive Officers” in paragraph 6 of Part VI (Additional Information).

After weighing these negative factors and giving them due consideration, the Syncona Persons concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Syncona Persons considered to support their belief that the Acquisition is fair to the Unaffiliated Shareholders.

The Syncona Persons did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness, but, rather, they considered all the foregoing factors as a whole. None of the Syncona Persons have performed or prepared, nor engaged a financial advisor to perform or prepare, any report, opinion, appraisal, valuation or other analysis for the purpose of assessing the fairness of the Acquisition to the Unaffiliated Shareholders. Except as described elsewhere in this Circular, the Syncona Persons are not aware of, and thus did not consider, any offers made by unaffiliated third parties during the past two years with respect to (a) a merger or consolidation of Freeline with or into another company, (b) a sale of all or a substantial part of Freeline’s assets or (c) the purchase of Freeline’s voting securities that would enable the holder to exercise control over Freeline.

The foregoing discussion of the information and factors considered and given weight by the Syncona Persons is not intended to be exhaustive, but includes the factors considered by the Syncona Persons that they believe to be material.

The Syncona Persons did not consider the 2022 Share Purchase when considering the fairness of the Acquisition to the Unaffiliated Shareholders primarily because the 2022 Share Purchase was conducted in March 2022 and Freeline’s financial and business conditions have changed since then.

(c)	Certain Projected Financial Information

Freeline’s management does not, as a matter of course, make available to the public detailed financial forecasts or internal projections as to future performance, revenues, earnings or financial condition. However, Freeline’s management prepared certain financial projections for the fiscal year ending 31 December 2023 through the fiscal year ending 31 December 2043 (the “Management Projections”) which were provided to the Special Committee and its financial advisor in connection with Special Committee’s evaluation of the Acquisition. These financial projections, which were based on the estimates of Freeline’s management of Freeline’s future financial performance as of the date provided, were prepared by Freeline’s management for internal use, and reviewed and approved by the Special Committee for use by its financial advisor in connection with its financial analyses and opinion, and were not prepared with a view towards public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. GAAP.

The Management Projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. In compiling the projections, Freeline’s management took into account historical performance, combined with estimates regarding revenue, operating loss and net loss. Although the projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by Freeline management that Freeline management believed were prepared on a reasonable basis, reflected the best estimates and judgments available at that time and presented, to the best of Freeline management’s knowledge and belief, the expected course of action and the expected future financial performance of Freeline. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results, and shareholders are cautioned not to place undue reliance on the prospective financial information. In addition, factors such as industry performance, the market for Freeline’s existing and new products, the competitive environment, expectations regarding future acquisitions or any other transactions and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of our management, may cause actual future results to differ materially from the results forecasted in these financial projections.

In addition, the projections generally do not take into account any circumstances or events occurring after the date that they were prepared. For instance, the projections do not give effect to completion of the Acquisition or any changes to Freeline’s operations or strategy that may be implemented after the time the projections were prepared. As a result, there can be no assurance that the projections will be realised, and actual results may be significantly different from those contained in the projections.

Neither Freeline, its independent registered public accounting firm, nor any other independent accountants have examined, compiled, or performed any procedures with respect to the financial projections or any amounts derived therefrom or built thereupon, nor have they given any opinion or any other form of assurance on such information or its achievability. The financial projections included in this document are included solely to give shareholders access to certain information that was made available to the Special Committee and its financial advisor, and are not included in this document in order to induce any shareholders to vote in favour of the Scheme at the Court Meeting and in favour of the Resolutions to be proposed at the General Meeting.

In developing the Management Projections, Freeline management made numerous assumptions about the industry in which Freeline participates, Freeline’s markets and products and Freeline’s ability to execute its plans. Freeline management prepared a set of financial projections for fiscal years 2023 through 2043 that forecasted Freeline’s business assuming the projected FLT201 revenues for the treatment of Gaucher in the United States, EU5 and Israel markets, both on a non-risk adjusted and a risk-adjusted basis. In each case, Freeline management determined that Freeline would require additional financing and, for purposes of preparing the Management Projections, assumed that Freeline would enter into near-term financing arrangements in the form of a secured convertible loan note bridge financing of $15 million in aggregate principal amount, and an at the-market PIPE equity financing with one-hundred percent warrant coverage in a cumulative amount of $100 million, with net proceeds of $94 million. In addition, the following key assumptions were made in developing the Management Projections:

Non-Risk Adjusted Case:

•	2028 commercial launch for FLT201 for Gaucher in the U.S., EU5 and Israel, with 12 years of exclusivity

•	Cost of goods sold (COGS) at 20% of net sales of FLT201 for Gaucher

•

Research and development (R&D) and selling, general and administrative (SG&A) expenses are direct estimates through 2027, increase between 2028 and 2039, and are a percentage of net revenues from 2040-2043. Selling & marketing expenses, included in SG&A expenses, are direct estimates from 2027-2030 and are a percentage of net revenue from 2031-2043

•	100% utilisation of the prior four years of net operating losses in determining income tax expense

Risk-Adjusted Case:

•	Same assumptions as non-risk adjusted case, with an assumed cumulative probability of success of 32.9%, staged based on phase of development

The following table sets forth a summary of the Management Projections prepared by Freeline’s management and reviewed by the Special Committee in connection its evaluation of the Acquisition. For descriptions of business of Freeline, please see Freeline’s Form 20-F for the fiscal year ended 31 December 2022.

Non-Risk Adjusted Management Projections

		Fiscal Year Ending December 31st,
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
Revenue
FLT201—Gaucher Disease	$0	$0	$0	$0	$0	$69	$179	$290	$400	$574	$735	$877	$1,028	$1,112	$1,137	$1,042	$1,021	$500	$249	$125	$63
Less: COGS	—	—	—	—	—	14	36	58	80	115	147	175	206	222	227	208	204	100	50	25	13

Gross Profit	$0	$0	$0	$0	$0	$55	$144	$232	$320	$459	$588	$701	$823	$889	$910	$834	$817	$400	$200	$100	$51
Less: R&D	$34	$35	$55	$37	$39	$25	$25	$27	$28	$30	$31	$33	$35	$37	$39	$42	$44	$15	$7	$4	$2
Less: SG&A	$30	$19	$18	$28	$45	$72	$79	$81	$87	$116	$142	$165	$190	$205	$212	$200	$200	$75	$37	$19	$9

Total Operating Expenses	$64	$54	$73	$65	$85	$96	$104	$107	$116	$145	$173	$198	$225	$243	$251	$242	$245	$90	$45	$23	$11

EBIT	($64)	($54)	($73)	($65)	($85)	($41)	$39	$125	$204	$314	$415	$503	$597	$647	$658	$591	$572	$310	$155	$78	$39
Taxes	$0	$0	$0	$0	$0	$0	$0	$0	($51)	($79)	($104)	($126)	($149)	($162)	($165)	($148)	($143)	($78)	($39)	($19)	($10)
(+) D&A	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
(-) CapEx	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
(-) Change in NWC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Unlevered FCF	($64)	($54)	($73)	($65)	($85)	($41)	$39	$125	$153	$236	$311	$377	$448	$485	$494	$443	$429	$233	$116	$58	$29

Risk-Adjusted Management Projections

		Fiscal Year Ending December 31st,
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
Revenue
FLT201—Gaucher Disease	$0	$0	$0	$0	$0	$23	$59	$96	$132	$189	$242	$289	$339	$366	$374	$343	$336	$165	$82	$41	$21
Less: COGS	—	—	—	—	—	5	12	19	26	38	48	58	68	73	75	69	67	33	16	8	4

Gross Profit	$0	$0	$0	$0	$0	$18	$47	$77	$105	$151	$194	$231	$271	$293	$300	$274	$269	$132	$66	$33	$17
Less: R&D	$34	$35	$34	$22	$16	$8	$8	$9	$9	$10	$10	$11	$12	$12	$13	$14	$15	$5	$2	$1	$1
Less: SG&A	$30	$19	$11	$17	$18	$24	$26	$27	$29	$38	$47	$54	$63	$68	$70	$66	$66	$25	$12	$6	$3

Total Operating Expenses	$64	$54	$44	$39	$34	$32	$34	$35	$38	$48	$57	$65	$74	$80	$83	$80	$81	$30	$15	$7	$4

EBIT	($64)	($54)	($44)	($39)	($34)	($14)	$13	$41	$67	$103	$137	$166	$197	$213	$217	$195	$188	$102	$51	$26	$13
Taxes	$0	$0	$0	$0	$0	$0	$0	$0	($15)	($26)	($34)	($41)	($49)	($53)	($54)	($49)	($47)	($26)	($13)	($6)	($3)
(+) D&A	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
(-) CapEx	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
(-) Change in NWC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Unlevered FCF	($64)	($54)	($44)	($39)	($34)	($14)	$13	$41	$52	$78	$102	$124	$147	$160	$163	$146	$141	$77	$38	$19	$10

(d)	Opinion of the Special Committee’s Financial Advisor

Introduction

The Special Committee retained Leerink Partners as its financial advisor in connection with the Acquisition. In connection with this engagement, the Special Committee requested that Leerink Partners evaluate the fairness, from a financial point of view, to the holders of Freeline Shares (other than Excluded Shares) of the Consideration proposed to be paid to such holders pursuant to the terms of the Implementation Agreement. On 21 November 2023, Leerink Partners rendered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion dated 21 November 2023, to the effect that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Consideration proposed to be paid to the holders of Freeline Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink Partners, dated 21 November 2023, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex B to this document and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by reference to the full text of the written opinion attached hereto as Annex B. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Special Committee (in its capacity as such) in connection with and for purposes of the Special Committee’s consideration of the Acquisition and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Freeline Shares (other than Excluded Shares) of the Consideration proposed to be paid to such holders pursuant to the terms of the Implementation Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Implementation Agreement or the Acquisition and does not constitute a recommendation to any Freeline Shareholder as to how such holder should vote (if applicable) with respect to the Resolution, tender shares (if applicable) with respect to any Takeover Offer, or otherwise act with respect to the transactions contemplated by the Implementation Agreement or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

•	a draft of the Implementation Agreement, dated 21 November 2023, as provided to Leerink Partners by the Company;

•	the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2022, as filed by the Company with the SEC;

•

the Company’s financial results for the fiscal quarters ended 31 March 2023 and 30 June 2023, included in the Company’s Reports of Foreign Issuer on Form 6-K, as filed by the Company with the SEC on 30 May 2023 and 15 August 2023, respectively;

•	certain other Reports of Foreign Issuer on Form 6-K, as filed by the Company with, or furnished by the Company to, the SEC; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, as furnished to Leerink Partners and approved for Leerink Partners’ use by the Company for purposes of Leerink Partners’ analysis (the “Internal Data”), including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company, as more fully described in the section entitled “Certain Projected Financial Information” in paragraph 10 of Part II (US Special Factors) of this document (the “Company Forecasts”).

Leerink Partners also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Leerink Partners considered the results of its efforts on behalf of the Company to solicit, at the direction of the Special Committee, indications of interest from third parties with respect to a possible acquisition of or business combination with the Company. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with the Special Committee’s consent, relied upon such information as being complete and accurate. In that regard, Leerink Partners assumed, at the Special Committee’s direction, that the Internal Data (including, without limitation, the Company Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby, and Leerink Partners relied, at the Special Committee’s direction, on the Internal Data for purposes of its analysis and its opinion. Leerink Partners expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Special Committee’s direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company.

Leerink Partners assumed, at the Special Committee’s direction, that the final executed Implementation Agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last version of such document reviewed by Leerink Partners. Leerink Partners also assumed, at the Special Committee’s direction, that the representations and warranties made by the Company and Bidco in the Implementation Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at the Special Committee’s direction, that the Acquisition would be consummated on the terms set forth in the Implementation Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Acquisition, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or its opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Acquisition on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and expressed no opinion as to any legal, regulatory, tax or accounting matters.

Leerink Partners expressed no view as to, and its opinion did not address, the Company’s underlying business decision to proceed with or effect the Acquisition, or the relative merits of the Acquisition as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Freeline Shares (other than Excluded Shares) of the Consideration proposed to be paid to such holders pursuant to the terms of the Implementation Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and Leerink Partners’ opinion did not address, any other term or aspect of the Implementation Agreement or the Acquisition, including, without limitation, the structure or form of the Acquisition, or any other agreements or arrangements contemplated by the Implementation Agreement or entered into in connection with or otherwise contemplated by the Acquisition, including, without limitation, the fairness of the Acquisition or any other term or aspect of the Acquisition to, or any consideration to be received in connection therewith by, or the impact of the Acquisition on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Acquisition or the other transactions contemplated by the Implementation Agreement, whether relative to the Consideration proposed to be paid to the holders of Freeline Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Leerink Partners’ opinion does not constitute a recommendation to any Freeline Shareholder as to how such shareholder should vote (if applicable) with respect to the Resolution, tender shares (if applicable) in connection with any Takeover Offer, or otherwise act with respect to the transactions contemplated by the Acquisition or any other matter.

Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the Special Committee (in its capacity as such) in connection with and for purposes of its consideration of the Acquisition. The issuance of Leerink Partners’ opinion was authorised by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the Special Committee in connection with its opinion, which was delivered orally to the Special Committee on 21 November 2023, and subsequently confirmed in its written opinion, dated 21 November 2023. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Internal Data, including the Company Forecasts. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Leerink Partners. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion.

Leerink Partners may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarised below should not be taken to be the view of Leerink Partners as to the actual value of Freeline. In performing its analyses, Leerink Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Freeline or any other parties to the Acquisition.

None of Freeline, Syncona, Leerink Partners or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than as set forth below. In addition, analyses relating to the value of Freeline do not purport to be appraisals or reflect the prices at which Freeline may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, these financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before 20 November 2023, and is not necessarily indicative of current market conditions.

Leerink Partners’ financial analyses and opinion were only one of many factors taken into consideration by the Special Committee in its evaluation of the Acquisition, as described in the section entitled “Reasons for the Recommendation” in paragraph 4 of Part III (US Special Factors). Consequently, the analyses described below should not be viewed as determinative of the views of the Special Committee or management of Freeline with respect to the Consideration or as to whether the Special Committee would have been willing to determine that different Consideration was fair. The amount and type of Consideration payable in the Acquisition was determined through arm’s-length negotiations between Freeline and Syncona and were approved by the Special Committee. Leerink Partners provided advice to the Special Committee during these negotiations. However, Leerink Partners did not recommend any specific Consideration or other financial terms to Freeline or the Special Committee or that any specific Consideration or other financial terms constituted the only appropriate consideration for the Acquisition. For the purposes of its financial analyses, Leerink Partners assumed a net cash balance at Freeline of USD 100 million as of the valuation date of 1 February 2024, inclusive of USD 15 million in net proceeds from a convertible loan note bridge financing and USD 94 million in net proceeds from a near-term equity raise of USD 100 million, net of debt outstanding under Freeline’s convertible loan notes, estimated by Freeline management to equal approximately USD 16.5 million (inclusive of a USD 1.5 million prepayment premium) as of 1 February 2024.

Discounted Cash Flow Analysis

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors, and then adding the present value equivalent of the terminal value of the business at the end of the applicable projection period (if applicable). A discounted cash flow analysis is a widely accepted valuation methodology for development stage biotechnology companies, including valuations of companies whose primary product candidate is still in development and for which regulatory authorisation to market the applicable product candidate may not be obtained, if at all, until several years into the future.

For purposes of its discounted cash flow analysis, at the direction of the Special Committee, Leerink Partners relied upon the Company Forecasts. Leerink Partners was advised by Freeline, and assumed, at the Special Committee’s direction, that the Company Forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Freeline as to the matters covered thereby. Freeline advised Leerink Partners that it believed the probabilities of success were reasonable, based on a review of publicly available studies and industry practice and Freeline management’s professional experience. The Company Forecasts, which the Special Committee directed Leerink Partners to use in deriving its financial analyses, include cash flows through 2043, which reflects the marketing exclusivity period for a biologic product and four years following the end of exclusivity. Freeline advised Leerink Partners that it believed it was reasonable to forecast revenues through 2043, with no terminal value for potential cash flows in 2044 and beyond.

Leerink Partners’ discounted cash flow analysis calculated the estimated present value of the risk-adjusted, stand-alone, unlevered, after-tax free cash flows that Freeline was forecasted to generate from 1 February 2024 (the estimated closing date of the Acquisition), through 31 December 2043, which unlevered, after-tax free cash flows were derived from the Company Forecasts. These cash flows were discounted to present value as of 1 February 2024 using discount rates ranging from 18.0% to 21.0%, based on an estimate of Freeline’s weighted average cost of capital, to determine a range of enterprise values for Freeline. Leerink Partners then calculated an aggregate equity value for Freeline by adjusting for (i) cash balances, including cash and cash equivalents, estimated by Freeline management to equal approximately USD 116.5 million as of 1 February 2024, (ii) debt outstanding under Freeline’s convertible loan notes, estimated by Freeline management to equal approximately USD 16.5 million (inclusive of a USD 1.5 million prepayment premium) as of 1 February 2024, and (iii) the estimated cash flow impact of Freeline’s available net operating loss carryforwards and other tax attributes. Leerink Partners then calculated a range of implied equity values per ADS by (a) dividing the result of the foregoing calculations by Freeline’s fully diluted outstanding ADSs of approximately 4.74 million, calculated on a treasury stock method basis (taking into account outstanding in-the-money stock options and unvested restricted stock units) as of 31 October 2023 and as set forth in the Internal Data. This analysis resulted in a range of implied equity values per ADS of approximately USD 4.25 to USD 5.50, rounded to the nearest USD 0.25, as compared to the Consideration in the Acquisition of USD 6.50 per ADS.

Description of Preliminary Discussion Materials of Leerink Partners

At a meeting of the Special Committee held on 20 October 2023, Leerink Partners presented preliminary discussion materials to the Special Committee. These preliminary discussion materials included information covering, among other things, (a) a summary of the non-binding indication of interest from Syncona dated 17 October 2023; (b) a summary of the strategic outreach performed by Leerink Partners; (c) a preliminary and illustrative financial analysis of the Company, similar to the financial analyses described above, including an illustrative analysis for reference purposes only that did not include the dilutive impact of a near-term equity raise of USD 100 million; (d) a summary, for reference purposes only, of recent minority squeeze out transactions; and (e) a summary, for reference purposes only, of Wall Street equity research analyst price targets for Freeline. A copy of these preliminary discussion materials has been attached as Exhibit (c)(4) to the Schedule 13E-3, and is incorporated by reference herein.

At a meeting of the Special Committee held on 20 November 2023, Leerink Partners presented preliminary discussion materials to the Special Committee. These preliminary discussion materials included information covering, among other things, (a) a process overview and summary of the terms of the proposed Acquisition; (b) a summary of the proposed convertible loan note bridge financing; (c) a preliminary financial analysis of the Company, similar to the financial analyses described above, including the dilutive impact of a near-term equity raise of USD 100 million; and (d) a summary, for reference purposes only, of recent minority squeeze out transactions. A copy of these preliminary discussion materials has been attached as Exhibit (c)(3) to the Schedule 13E-3, and is incorporated by reference herein.

General

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the past two years, except for services provided to the Special Committee in connection with the Acquisition, Leerink Partners has not provided investment banking services to Freeline, Syncona or Bidco for which Leerink Partners has received compensation. In the ordinary course of business, Leerink Partners may, in the future, provide investment banking services to Freeline, Syncona, Bidco or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of Freeline, Syncona, Bidco or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Freeline, Syncona or Bidco and the Acquisition and other participants in the Acquisition that differ from the views of Leerink Partners’ investment banking personnel.

The Special Committee selected Leerink Partners to act as the Special Committee’s financial advisor in connection with the Acquisition based on Leerink Partners’ qualifications, reputation, experience and expertise in the biopharmaceutical industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its relationship and familiarity with Freeline and its business. Leerink Partners is an internationally recognised investment banking firm that has substantial experience in transactions similar to the Acquisition.

In connection with Leerink Partners’ services as financial advisor to the Special Committee, Freeline has agreed to pay Leerink Partners an aggregate fee of USD 2.25 million, USD 750,000 of which became payable upon the rendering by Leerink Partners of its opinion on 21 November 2023, and the remainder of which is payable contingent upon consummation of the Acquisition. In addition, Freeline has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangement between Leerink Partners and Freeline, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and Freeline, and the Special Committee was aware of the arrangement, including the fact that a significant portion of the fee payable to Leerink Partners is contingent upon the completion of the Acquisition.

11.	Availability of Information

Freeline is subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and files or furnishes its annual and current reports and other information with the SEC. The information it files or furnishes is available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents Freeline files with the SEC at Freeline’s website, https://freeline.life/investors/sec-filings. Freeline’s website address is provided as an inactive textual reference only. The information provided on Freeline’s website is not part of this document, and therefore is not incorporated by reference.

Because the Acquisition is a going-private transaction, Freeline and the Syncona Persons have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the Acquisition. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Freeline incorporates by reference the documents listed below and any documents filed by it pursuant to the Exchange Act:

(i)	Freeline’s Form 20-F for the fiscal year ended 31 December 2022;

(ii)	Freeline’s Form 6-K relating to, amongst other things, the unaudited financial statements of Freeline for the quarterly period ended 30 September 2023; and

(iii)	Freeline’s Form 6-K relating to, amongst other things, the Implementation Agreement and the Loan Note Certificate, filed with the SEC on 22 November 2023.

This document and the information that Freeline later files with the SEC may update and supersede the information incorporated by reference. Similarly, the information that Freeline later files with the SEC may update and supersede the information in this document. To the extent that any of the periodic reports incorporated by reference in this document contain references to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, Freeline notes that these safe harbour provisions do not apply to any forward-looking statements Freeline makes in connection with the going-private transaction described in this document.

Freeline undertakes to provide without charge to each person to whom a copy of this document has been delivered, upon request, a copy of any or all of the documents incorporated by reference into this document, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this document incorporates.

Requests for copies of Freeline’s filings should be directed to it, at the address and phone numbers provided in this document.

PART III

EXPLANATORY STATEMENT

(in compliance with section 897 of the Act)

RECOMMENDED ACQUISITION OF

FREELINE BY BIDCO

1.	Introduction

On 22 November 2023, the Special Committee and Syncona announced a recommended cash acquisition of Freeline pursuant to which Bidco will acquire the entire issued and to be issued share capital of Freeline (other than the Excluded Shares). The Acquisition is to be effected by means of a scheme of arrangement under Part 26 of the Act, which requires the approval of Scheme Shareholders and the sanction of the Court. The Acquisition remains subject to the terms and conditions set out in Part IV (Conditions to and Further Terms of the Scheme and the Acquisition).

Your attention is drawn to the letter from the Special Committee, set out in Part I (Letter from the Special Committee of Freeline Therapeutics Holdings plc) of this document, which forms part of this Explanatory Statement. The letter from the Special Committee contains, amongst other things, information on the background to and reasons for the recommendation and the unanimous recommendation by the Special Committee to Freeline Shareholders to vote in favour of the Resolution to approve and implement the Acquisition to be proposed at the Meetings.

Your attention is also drawn to the information contained in Part IV (Conditions to and Further Terms of the Scheme and the Acquisition) and Part VI (Additional Information) of this document. The Scheme is set out in full in Part IX (The Scheme of Arrangement) at the end of this document.

The Special Committee retained Leerink Partners which acted as financial advisor to the Special Committee in connection with the Acquisition. The purpose of this Explanatory Statement is to explain the terms of the Acquisition and to provide you with other relevant information.

Freeline Shareholders should read the whole of this document before deciding whether or not to vote in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting.

2.	Summary of the terms of the Acquisition

The Acquisition is to be effected by way of a Court-sanctioned scheme of arrangement under Part 26 of the Act, which requires the approval of Scheme Shareholders at the Court Meeting, the passing of the Resolution at the General Meeting and the sanction of the Court.

In accordance with the terms of the Acquisition, which will be subject to the Conditions and further terms set out in Part IV (Conditions to and Further Terms of the Scheme and the Acquisition) of this document, Scheme Shareholders at the Scheme Record Time will be entitled to receive:

For each Scheme Share	USD 0.433333 in cash

Based on the exchange rate of approximately GBP 1: USD 1.2631 as at the Latest Practicable Date;

•

the terms of the Acquisition valued each Freeline Share at USD 0.433333 per ordinary share and each Freeline ADS at USD 6.50 per ADS and Freeline’s entire issued and to be issued share capital at approximately GBP 22.61 million (USD 28.6 million); and

•	the terms of the Acquisition represent a premium of approximately:

•

51 per cent. (before taking into account any depositary fees) to the Closing Price per Freeline ADS of USD 4.32 on 17 October 2023 (being the last day of trading prior to the public announcement of Syncona’s Initial Proposal on 18 October 2023); and

•	75 per cent. to the 30-trading day average closing price per Freeline ADS of USD 3.72 as of 17 October 2023.

The Freeline Shares will be acquired by Bidco (or its nominee) with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third-party rights or interests whatsoever and together with all rights existing at the date of this document or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Freeline Shares.

3.	Background to, and reasons for, the Acquisition and Benefit to Scheme Shareholders

The strategy of Syncona is to create, build and scale companies around exceptional science to create a diversified portfolio of leading healthcare businesses, across development stage and therapeutic areas, for the benefit of Syncona’s stakeholders. The Acquisition is in furtherance of this strategy, in that it is intended to better position Freeline to advance the development of its product candidates than if Freeline were to remain a publicly listed company where there is significant risk to its ability to secure adequate financing to continue its operations.

The primary benefits of the Acquisition to Freeline Shareholders include, without limitation, the following:

•

their receipt following the completion of the Acquisition of USD 6.50 per Freeline ADS (less up to USD 0.10 per ADS for Depositary fees payable pursuant to the terms of the Deposit Agreement), or USD 0.43333 per Freeline Share, in cash, representing a premium of approximately 51% over the closing price of USD 4.32 per Freeline ADS on 17 October 2023, the last trading day prior to Freeline’s announcement on 18 October 2023 that the Special Committee had received the going-private proposal, and a premium of 75% over the average closing price of the Freeline ADSs during the 30 trading days through 17 October 2023, which was USD 3.72;

•

they will no longer be subject to the risks related to Freeline’s business, including the risks associated with the research and development activities, the need to provide significant additional equity funding or suffer being diluted, and the risk of volatility in the market prices for Freeline ADSs; and

•	they will no longer be subject to the risk of an insolvent outcome.

4.	Financing and Expenses

Bidco anticipates that it will expend approximately USD 12.2 million, net of fees, to acquire the Scheme Shares for USD 0.433333 per Scheme Share. Bidco has, or will have, available to it, through intercompany agreements between Bidco and members of the Syncona group, funds necessary to satisfy all of Bidco’s payment obligations under the Implementation Agreement and resulting from the transactions contemplated thereby, which the Syncona group intends to satisfy from its existing cash resources. The obligations of Bidco to consummate the Acquisition are not subject to any financing condition.

Bidco expects to incur approximately USD 1 million in fees and expenses in connection with the transactions contemplated by the Implementation Agreement, consisting primarily of legal and other professional fees.

Freeline estimates expenses in the aggregate of approximately USD 4.7 million to be incurred in connection with its legal, accounting, financial advisory and filing fees, together with the cost of preparing, printing and mailing this Circular. The estimated expenses are summarised below:

Estimated Expenses	Amount
Legal fees	$2,100,000
Accounting and financial advisory	$2,500,000
Proxy solicitation and related fees	$95,000

Estimate Total	$4,695,000

5.	Information on Freeline

Freeline is a clinical-stage biotechnology company focused on developing transformative gene therapies for chronic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into a patient’s bloodstream. Freeline is currently advancing FLT201, a highly differentiated gene therapy candidate that delivers a novel transgene, in a Phase 1/2 clinical trial in people with Gaucher disease type 1. Freeline has additional programmes in research, including one focused on GBA1-linked Parkinson’s disease that leverages the same novel transgene as FLT201. Freeline is headquartered in the United Kingdom and has operations in the United States.

The Freeline ADSs are traded on Nasdaq under the symbol “FRLN.” Freeline’s principal executive offices are located at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2BP, United Kingdom, and its telephone number is +44(0) 1438 906870.

During the past five years, Freeline was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) nor was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Freeline from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The name, country or place of citizenship, present position, material occupations, positions, offices or employments for the past five years, and address of each of the directors executive officers and control persons of Freeline are set forth in Annex C hereto.

6.	Information on Bidco and Syncona Group

Bidco

Bidco is a private limited company organised under the laws of England and Wales with its principal offices located at 8 Bloomsbury Street, London, United Kingdom, WC1B 3SR. The telephone number of Bidco is +44 20 3981 7909. Bidco is a wholly owned subsidiary of Syncona Portfolio. Bidco was formed for the sole purpose of facilitating the Acquisition. Bidco has not engaged, and does not expect to engage, in any business other than in connection with the Acquisition.

Syncona

Syncona Limited is a registered, closed-ended investment company incorporated as a limited company in Guernsey, with ordinary shares publicly listed on the London Stock Exchange (LON: SYNC). Its principal offices are located at Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RD. The telephone number of Syncona Limited is +44 20 3981 7909. Syncona Limited is the controlling stockholder of Syncona Holdings. The principal business of Syncona Limited is to invest in biotechnology companies.

Syncona Holdings is a private limited company incorporated in Guernsey with its principal offices located at Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RD. The telephone number of Syncona Holdings is +44 20 3981 7909. Syncona Holdings is the sole stockholder of Syncona Portfolio and a wholly controlled subsidiary of Syncona Limited. The principal business of Syncona Holdings is to serve as the holding company for Syncona Portfolio.

Syncona Portfolio is a private limited company incorporated in Guernsey with its principal offices located at Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RD. The telephone number of Syncona Portfolio is +44 20 3981 7909. Syncona Portfolio is the sole stockholder of Bidco and a wholly owned subsidiary of Syncona Holdings. The principal business of Syncona Portfolio is to invest in biotechnology companies. Investment and voting decisions with respect to equity investments of Syncona Portfolio are made upon the recommendation of the investment committee of Syncona Investment, which committee is comprised of Roel Bulthuis and Dr. Christopher Hollowood.

Syncona Investment is a private limited company organised under the laws of England and Wales with its principal offices located at 8 Bloomsbury Street, London, United Kingdom, WC1B 3SR. The telephone number of Syncona Investment is +44 20 3981 7909. Syncona Investment is a wholly owned subsidiary of Syncona Holdings. The principal business of Syncona Investment is acting as the investment manager of Syncona Portfolio and other Syncona group entities.

During the past five years, none of the Syncona Persons was convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The name, country or place of citizenship, present position, material occupations, positions, offices or employments for the past five years, and address of each of the directors, executive officers and control persons of Freeline, Bidco, Syncona Limited, Syncona Holdings, Syncona Portfolio Limited and Syncona Investment are set forth in Annex C hereto.

7.	Interests of Syncona and its concert parties in the Scheme and effects thereon

As of 16 January 2024, Syncona Portfolio held 15,864,527 Freeline Shares and 1,466,507 Freeline ADSs, representing approximately 57.5% of the issued share capital of Freeline. The Freeline Shares and Freeline ADSs in which Syncona Portfolio is interested will not form part of the Scheme Shares and, as such, Syncona Portfolio will not be permitted to vote such Freeline Shares or Freeline ADSs at the Court Meeting. However, Syncona Portfolio will be permitted to vote such Freeline Shares and Freeline ADSs at the General Meeting. Furthermore, the Freeline Shares and Freeline ADSs held by Syncona Portfolio will not be transferred to Bidco (and/or its nominees) upon the Scheme becoming Effective and will not entitle Syncona Portfolio to receive any Consideration.

Bidco will be requested to undertake to the Court that it will be bound by the Scheme. Upon the Scheme becoming Effective, Bidco will own 6,630,247 Freeline Shares and 1,428,592 Freeline ADSs and Syncona Portfolio will own 15,864,527 Freeline Shares and 1,466,507 Freeline ADSs, representing approximately 42.5% and 57.5% of the issued share capital of Freeline, respectively, and 100% of the Scheme Shares in aggregate.

8.	Freeline’s current trading and prospects

Since its inception in May 2015, Freeline has devoted substantially all of its resources to conducting preclinical studies and clinical trials, organising and staffing Freeline, planning its business initiatives, raising capital, and establishing its intellectual property portfolio. Freeline does not have any products approved for sale and has not generated any revenue from product sales. Freeline has funded its operations to date primarily with proceeds from the sale of its equity securities, including net proceeds from its initial public offering in August 2020 and subsequent issuances. To date, Freeline has received net cash proceeds of approximately USD 484.1 million from sales of its equity securities, including convertible notes issued to Syncona Portfolio in November 2023.

As of 30 September 2023, Freeline had unrestricted cash and cash equivalents of USD 29.5 million. Freeline has incurred operating losses since inception including net losses of USD 26.9 million and USD 66.0 million for the nine months ended 30 September 2023 and 30 September 2022, respectively. As of 30 September 2023, Freeline had an accumulated deficit of USD 472.3 million. Freeline expects to continue to incur significant expenses and generate operating losses for the foreseeable future as Freeline advances its FLT201 product candidate through clinical developments, seeks regulatory approval, invests further in its gene therapy platform, and seeks to identify new gene therapy product candidates. In addition, if Freeline obtains regulatory approval for any of its product candidates, it expects to incur significant commercialisation expenses related to product manufacturing, marketing, sales and distribution.

9.	Freeline Equity Awards

Freeline Share Plan participants will be contacted separately regarding the effect of the Acquisition on their rights under the Freeline Share Plans. A summary of the effect of the Scheme on the rights of the Freeline Share Plan participants is set out below with respect to Awards under each Freeline Share Plan:

•

Freeline Equity Incentive Plan, Freeline Equity Inducement Plan and Freeline Share Option Plan: Upon the sanction of the Scheme by the Court, Awards granted under the Freeline Equity Incentive Plan, Freeline Equity Inducement Plan and Freeline Share Option Plan will, in accordance with the rules of the applicable Freeline Share Plan (from time to time), be cash cancelled. The amount of the cash cancellation payment payable, by Freeline in the next practicable payroll following the Effective Date, to each Freeline Share Plan participant will be equal in value to the Consideration that the relevant participant would have received in respect of the Acquisition, had their Awards fully vested and been settled in Freeline Shares and subsequently transferred to Bidco in accordance with the Scheme (net of any option exercise price and applicable income tax and social security contributions for which any Freeline Group company is required to withhold and account for to the relevant tax authority). Any Award which immediately before the Court Hearing has an exercise price which exceeds the Consideration payable under the Scheme (being USD 0.433333 per Scheme Share), will be cash cancelled by Freeline for nil consideration (effective upon the sanction of the Scheme by the Court).

•	Freeline ESPP: Freeline Shares held under the terms of the Freeline ESPP will be subject to the Scheme on the same terms as all other Scheme Shares.

•

Employee Shares: All Employee Shares, whether or not they remain subject to the vesting arrangements under the IPO Vesting Agreement immediately prior to the sanction of the Scheme by the Court, will be deemed fully vested upon the sanction of the Scheme by the Court and will be subject to the Scheme on the same terms as all other Scheme Shares.

Awards held by the Freeline Directors, will be treated in the same way as the Awards held by other participants in the Freeline Share Plans.

Any Consideration payable to Award holders in the Freeline Share Plans will be paid to them in accordance with paragraph 3.2 of Schedule IV to the Implementation Agreement subject to any arrangements that are required to be put in place to effect the payment by the participant of any (i) option exercise price to be paid on the exercise of an option, and/or (ii) any income tax and/or social security contributions for which any Freeline Group company is required to withhold and account for to the relevant tax authority.

All Freeline Shares issued or transferred prior to the Scheme Record Time pursuant to the vesting and/or exercise of the Awards will be subject to the terms of the Scheme in the same way as Freeline Shares held by the other Scheme Shareholders at that time. An amendment to the Freeline Articles is being proposed at the General Meeting to the effect that, if the Scheme becomes Effective, any Freeline Shares issued after the Scheme Record Time pursuant to the exercise of Awards, will be acquired automatically by Bidco in exchange for the Consideration being paid to the Award holder for each Freeline Share subject to their exercised Award, on the same terms as the Acquisition (other than terms as to timings and formalities).

10.	Cash Incentivisation Arrangements

Bonuses in respect of the financial year ending 31 December 2023 payable to Freeline Group employees under Freeline’s Short Term Incentive Plan, will be determined by assessing performance against applicable goals, and the quantum of the 2023 annual bonuses shall be a minimum of 100% of the applicable target amount.

Freeline and Bidco agreed under the Implementation Agreement that any cash retention awards or bonuses (other than bonuses awarded under Freeline’s Short Term Incentive Plan or certain sign-on bonuses awarded to new employees in the ordinary course of business) shall only be made to a Freeline Group employee by a member of the Freeline Group with the written consent of Bidco and subject to the relevant employee remaining employed with the Freeline Group on the Effective Date.

11.	Structure of the Acquisition

(a)	The Scheme

It is intended that the Acquisition will be effected by way of the Scheme. The Scheme is an arrangement made between Freeline and the Scheme Shareholders under Part 26 of the Act. The provisions of the Scheme are set out in full in Part IX (The Scheme of Arrangement) of this document. The Scheme involves an application by Freeline to the Court to sanction the Scheme pursuant to which the Scheme Shares will be transferred to Bidco (and/or its nominees), in consideration for which Scheme Shareholders on the register of members of Freeline at the Scheme Record Time will receive the Consideration. The transfer of the Scheme Shares to Bidco, provided for in the Scheme, will result in the entire issued and to be issued share capital of Freeline (other than the Excluded Shares) being held by Bidco.

The expected timetable of principal events for the Acquisition and Scheme is set out on page 6 of this document. It is currently expected that the Scheme will become Effective in early 2024, subject to the satisfaction or (where applicable) waiver of all the relevant Conditions.

(b)	Freeline Shareholder approvals

The Scheme is subject to the approval of Scheme Shareholders at the Court Meeting. As at 16 January 2024, there were 65,892,429 Freeline Shares issued and outstanding (including Freeline Shares represented by Freeline ADSs), held directly by 40 shareholders (including the Depositary). Freeline Shares in which Syncona Portfolio is interested will not be eligible to be voted on the resolution at the Court Meeting to approve the Scheme and the Scheme will not apply to such Freeline Shares.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of the Scheme Shareholders. You are therefore urged to complete and return your Form of Proxy, make an electronic appointment of a proxy or submit a proxy via CREST as soon as possible.

In addition, the Acquisition will require the approval of the Resolution by the Freeline Shareholders at the General Meeting. The General Meeting has been convened to consider and, if thought fit, to authorise the Freeline Directors to implement the Scheme and to approve the adoption of certain amendments to the Freeline Articles in accordance with the Scheme and in the manner described in paragraph (d) below. The General Meeting will be held shortly after the Court Meeting.

(i)	The Court Meeting

The Court Meeting has been convened for 2.30 p.m. (GMT) on 12 February 2024 for Scheme Shareholders to consider and, if thought fit, approve the Scheme.

At the Court Meeting, voting will be by poll (and not a show of hands) and each Scheme Shareholder present, in person or by proxy, will be entitled to one vote for each Scheme Share held as at the Scheme Voting Record Time. The approval required at the Court Meeting is a majority in number of the Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting that may be required by the Court or at any adjournment of any such meeting.

(ii)	The General Meeting

The General Meeting has been convened for 2.45 p.m. (GMT) on 12 February 2024, for Freeline Shareholders to consider and, if thought fit, pass, the Resolution, (i) giving the Freeline Directors authority to take all necessary action to carry the Scheme into effect and (ii) amending the Freeline Articles in connection with the Scheme.

Voting on the Resolution will be by poll (and not a show of hands), and each Freeline Shareholder present, in person or by proxy, will be entitled to one vote for every Freeline Share held as at the Scheme Voting Record Time. The approval required for the Resolution to be passed is at least 75 per cent. of the votes cast (either in person or by proxy) on such Resolution.

The quorum for the General Meeting will be two or more Freeline Shareholders who held shares as at the Scheme Voting Record Time present in person or by proxy.

Entitlement to attend, speak and vote at the Meetings and the number of votes which may be cast at the Meetings will be determined by reference to the register of members of Freeline at the Scheme Voting Record Time. Scheme Shareholders whose names appear on the register of members of Freeline at 6.00 p.m. (GMT) on 8 February 2024 or, if the Court Meeting is adjourned, on the register of members at 6.00 p.m. (GMT) on the date that is 48 hours (excluding any part of a day that is not a Business Day) before the date set for the adjourned meeting, shall be entitled to attend and speak and vote at the Court Meeting in respect of the number of Scheme Shares registered in their name at the Scheme Voting Record Time. Freeline Shareholders whose names appear on the register of members of Freeline at 6.00 p.m. (GMT) on 12 February 2024 or, if the General Meeting is adjourned, on the register of members at 6.00 p.m. (GMT) on the date that is 48 hours (excluding any part of a day that is not a Business Day) before the date set for the adjourned meeting, shall be entitled to attend and speak and vote at the General Meeting in respect of the number of Freeline Shares registered in their name at the Scheme Voting Record Time.

You will find the Notices of the Court Meeting and of the General Meeting set out on pages 173 to 175 (Notice of Court Meeting) and pages 176 to 182 (Notice of General Meeting) of this document, respectively.

(c)	Court Hearing to sanction the Scheme

Under the Act, the Scheme also requires the sanction of the Court.

The Court Hearing to sanction the Scheme is currently expected to take place in early 2024.

The Scheme will become Effective as soon as a copy of the Court Order has been delivered to the Registrar of Companies. This is currently expected to occur in early 2024. It is intended that Freeline will be re-registered as a private limited company shortly afterwards.

If the Scheme becomes Effective, it will be binding on all Scheme Shareholders, including Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme at the Court Meeting and Freeline Shareholders who did not vote to approve the Resolution or who voted against the Resolution at the General Meeting.

Unless the Scheme becomes Effective by the Long Stop Date, it will lapse and the Acquisition will not proceed (unless extended with the agreement of Bidco, Freeline and, if required, the approval of the Court).

(d)	Amendment to the Freeline Articles in respect of the Scheme

The Resolution to be proposed at the General Meeting contains provisions to amend the Freeline Articles to ensure that any Freeline Shares issued (other than to Bidco or any member of the Syncona group): (i) between the General Meeting and the Scheme Record Time will be subject to the Scheme; and (ii) after the Scheme Record Time will automatically be acquired by Bidco on the same terms as under the Scheme. These provisions will avoid any person (other than a member of the Syncona group) holding Freeline Shares following the Effective Date.

(e)	Modifications to the Scheme

The Scheme contains a provision for Freeline and Bidco to consent on behalf of all persons concerned to any modification of, or addition to, the Scheme or to any condition approved or imposed by the Court. The Court would be unlikely to approve any modification of, or additions to, or impose a condition to the Scheme which might be material to the interests of the Freeline Shareholders unless Freeline Shareholders were informed of such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held in these circumstances.

(f)	Conditions to the Acquisition

The Acquisition is subject to the Conditions and further terms set out in full in Part IV (Conditions to and Further Terms of the Scheme and the Acquisition) of this document.

Amongst others, the Conditions include national security and investment clearance in the UK.

The Scheme is conditional, amongst other things, upon:

(i)	it becoming Effective by the Long Stop Date, failing which it will lapse;

(ii)

its approval by a majority in number of the Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting that may be required by the Court or at any adjournment of any such meeting;

(iii)	all resolutions necessary to approve and implement the Scheme being duly passed by the requisite majority or majorities at the General Meeting or at any adjournment of that meeting;

(iv)

the sanction of the Scheme by the Court with or without modification (but subject to any such modification being acceptable to Bidco and Freeline) and, following such sanction, the delivery of a copy of the Court Order to the Registrar of Companies; and

(v)	the Court Hearing being held on or before the date immediately preceding the Long Stop Date (or such later date, if any, as Bidco and Freeline may agree and the Court may allow).

At this stage, subject to the approval and availability of the Court (which is subject to change), and subject to the satisfaction (or, where applicable, waiver) of the Conditions, Freeline expects that the Scheme will become Effective in early 2024.

If any Condition is not capable of being satisfied by the date specified therein, Bidco shall make an announcement through GlobeNewswire or another national news wire service as soon as practicable and, in any event, by no later than 7.00 a.m. (Eastern Standard time) on the Business Day following the date so specified, stating whether Bidco has invoked that Condition, waived that Condition or, with the agreement of Freeline, specified a new date by which that Condition must be satisfied. Further details on the Conditions are set out in Part IV (Conditions to and Further Terms of the Scheme and the Acquisition) of this document.

(g)	Alternative means of implementing the Acquisition

Bidco reserves the right to elect, subject to the terms of the Implementation Agreement, to implement the Acquisition by way of a Takeover Offer for the entire issued and to be issued share capital of Freeline (other than the Excluded Shares) as an alternative to the Scheme. In such an event, the Takeover Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme.

12.	Offer-related arrangements

Summaries of the offer-related arrangements entered into in connection with the Acquisition are set out in paragraph 12 of Part VI (Additional Information) of this document. These agreements have been made available on Freeline’s website, https://freeline.life/investors/sec-filings.

13.	Freeline Directors and the effect of the Scheme on their interests

Details of the interests of the Freeline Directors in Freeline Shares and Awards under the Freeline Share Plans are set out in paragraph 6 of Part VI (Additional Information) of this document.

14.	Delisting and re-registration

Delisting of Freeline ADSs

Prior to the Scheme becoming Effective, a request will be made by Freeline to Nasdaq to suspend trading of, and delist, the Freeline ADSs on Nasdaq, to take effect on, or shortly after, the Effective Date. Subsequently, the Freeline ADSs and Freeline Shares will be deregistered under the Exchange Act, and the Freeline ADS programme will be terminated.

As soon as practicable after the Effective Date and after the cancellation of the listing and admission to trading of the Freeline ADSs on Nasdaq, it is intended that Freeline will be re-registered as a private limited company under the relevant provisions of the Act.

15.	Settlement

Subject to the Scheme becoming Effective (and except as provided in paragraph 18 of Part III (Explanatory Statement) in relation to certain Overseas Shareholders), settlement of the Consideration to which any Freeline Shareholder is entitled under the Scheme will be effected in the following manner:

(a)	Consideration

(i)	Freeline Shares in uncertificated form (that is, in CREST)

Where, at the Scheme Record Time, a Scheme Shareholder holds Freeline Shares in uncertificated form, the Consideration to which such Scheme Shareholder is entitled will be transferred to such person through CREST by Bidco procuring, via Computershare, the creation of an assured payment obligation in favour of the appropriate CREST account as soon as practicable after the Effective Date.

As from the Scheme Record Time, each holding of Freeline Shares credited to any stock account in CREST will be disabled and all Freeline Shares will be removed from CREST in due course.

Bidco reserves the right to pay all, or any part of, the Consideration referred to above in the manner referred to in sub-paragraph (ii) below if, for any reason outside Syncona and Bidco’s reasonable control, it not able to effect payment in accordance with this sub-paragraph or if they otherwise wish to do so.

(ii)	Freeline Shares in certificated form (that is, not in CREST)

Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in certificated form, settlement of the Consideration will be despatched:

(A)	by first class post, by cheque drawn on a branch of a UK clearing bank; or

(B)	by such other method as may be agreed between the parties.

All such cash payments will be made in U.S. dollars. Payments made by cheque will be payable to the Scheme Shareholder concerned or, in the case of joint holders, to all joint holders on the register of members of Freeline. Cheques will be despatched as soon as practicable after the Effective Date and in any event within 14 days of the Effective Date to the person entitled thereto at the address as appearing in the register of members of Freeline at the Scheme Record Time (other than participants of the Freeline Share Plans with respect to the Freeline Shares subject to their Award, who will be contacted separately regarding the payment of any Consideration payable to them for such Freeline Shares). None of Freeline, Syncona, Bidco, any of their nominee(s) or any of their respective agents shall be responsible for any loss or delay in the transmission of cheques sent in this way, and such cheques shall be sent entirely at the risk of the person entitled thereto.

(b)	General

All documents and remittances sent to, or from, by or on behalf of Freeline Shareholders will be sent entirely at their own risk. On the Effective Date each certificate representing a holding of Freeline Shares will cease to be a valid document of title and should be destroyed or, at the request of Freeline, delivered to Freeline, or to any person appointed by Freeline to receive the same. At the Scheme Record Time entitlements to Freeline Shares held within CREST will be disabled and all Freeline Shares will be removed from CREST in due course.

Settlement of the Consideration to which any Freeline Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which Syncona or Bidco might otherwise be, or claim to be, entitled against such Freeline Shareholder.

16.	Freeline ADSs

Freeline ADS Holders will not be entitled to attend the Court Meeting or the General Meeting in person or vote directly on the Acquisition. Instead, Freeline will request that the Depositary delivers to Freeline ADS Holders as of the ADS Voting Record Time a notice of (or notices for) the Court Meeting and the General Meeting, and Freeline ADS Holders as of the ADS Voting Record Time will have the right to instruct the Depositary how to vote the Freeline Shares underlying the Freeline ADSs with respect to the Acquisition, subject to and in accordance with the terms of the Deposit Agreement, a copy of which is available free of charge at the SEC’s website at www.sec.gov or by directing a request to Freeline’s contact for enquiries identified above. Shareholders, including Freeline ADS Holders, who hold their Freeline Shares in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee to ensure that their Freeline Shares are represented at the Court Meeting and the General Meeting.

(a)	Consideration

On the Effective Date, Scheme Shares as at the Scheme Record Time represented by the Freeline ADSs will be transferred to Bidco (and/or its nominees). As soon practicable after the Effective Date, the Depositary will, in accordance with the terms of the Scheme, receive a cash amount in U.S. dollars equal to the total amount due by way of Consideration under the terms of the Scheme in respect of all the Scheme Shares held by the Depositary at the Scheme Record Time.

(b)	Voting Instructions

Freeline ADS Holders as of the ADS Voting Record Time have been sent or will be sent an ADS Voting Instruction Card and a Depositary Notice of Court Meeting and General Meeting by the Depositary. Freeline ADS Holders as of the ADS Voting Record Time can direct the voting of the Freeline Shares represented by their Freeline ADSs, subject to the terms and conditions of the Deposit Agreement, a copy of which is available free of charge at the SEC’s website at www.sec.gov or by directing a request to Freeline’s contact for enquiries identified above.

Freeline ADS Holders as at the ADS Voting Record Time should, if they wish to direct the voting of the Freeline Shares represented by their Freeline ADSs held by the Depositary (or its nominee) at the Court Meeting and General Meeting, sign, complete and return the ADS Voting Instruction Card in accordance with the instructions printed thereon and in the Depositary Notice of Court Meeting and General Meeting received from the Depositary. The ADS Voting Instruction Card must be received no later than 10.00 a.m. (Eastern Standard time) on 6 February 2024, or, if either the Court Meeting or the General Meeting is adjourned, such later date as may be notified by the Depositary.

Freeline ADS Holders who hold their Freeline ADSs indirectly (through a broker, bank or other nominee) must follow the instructions from such broker, bank or other nominee if they wish to give voting instructions to the Depositary. Providing voting instructions via a broker, bank or other nominee may require the provision of information by a particular deadline, well in advance of the deadline to give the Depositary voting instructions, and therefore you are encouraged to reach out to such broker, bank or other nominee as quickly as possible.

Following timely receipt of a valid ADS Voting Instruction Card from a Freeline ADS Holder, the Depositary shall endeavour, insofar as practicable and permitted under the provisions of, or governing, the Freeline Shares represented by Freeline ADSs, to vote or cause its nominee to vote (by means of the appointment of a proxy or otherwise) such Freeline Shares represented by the Freeline ADSs in respect of which instructions have been received in accordance with those instructions, subject to the terms and conditions of the Deposit Agreement.

(c)	Cancellation of Freeline ADSs so as to become a Freeline Shareholder

Freeline ADS Holders will not be able to attend or vote at the Court Meeting or the General Meeting in person. Freeline ADS Holders who wish to attend the Meetings must take steps to present their Freeline ADSs (and, to the extent that such Freeline ADSs are certificated, the certificates evidencing such Freeline ADSs) to the Depositary for cancellation before 4.00 p.m. (Eastern Standard time) on 22 January 2024 (subject to the relevant Freeline ADS Holder’s compliance with the terms and conditions of the Deposit Agreement and payment of the Depositary’s fees), together with: (i) delivery instructions for the Freeline Shares represented by such Freeline ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Freeline Shares); and (ii) a certification that the Freeline ADS Holder: (x) beneficially owned the relevant Freeline ADSs as at the ADS Voting Record Time and has not given, and will not give, voting instructions to the Depositary in respect of such Freeline ADSs in relation to the Meetings (or has cancelled all voting instructions previously given); (y) beneficially owned the relevant Freeline ADSs as at the ADS Voting Record Time and has given voting instructions to the Depositary in respect of such Freeline ADSs in relation to the Meetings, but undertakes not to vote the Freeline Shares represented by such Freeline ADSs at the Meetings; or (z) did not beneficially own the relevant Freeline ADSs as at the ADS Voting Record Time, but undertakes not to vote the Freeline Shares represented by such Freeline ADSs at the Meetings. Freeline ADS Holders who hold their Freeline ADSs through a broker, bank or other nominee should promptly contact their broker, bank or other nominee to find out what actions are required to cancel the Freeline ADSs.

Freeline ADS Holders who present their Freeline ADSs to the Depositary for cancellation in order to take delivery of Freeline Shares will be responsible for the payment of the Depositary’s fees associated with such cancellation (USD 0.05 per Freeline ADS presented for cancellation).

Freeline ADS Holders will not be permitted to cancel their Freeline ADSs from 4.00 p.m. (Eastern Standard time) on 22 January 2024 until 6.00 pm (GMT) on 8 February 2024. Freeline ADS Holders who take steps (as described in the paragraphs above) to cancel their Freeline ADSs before 4.00 p.m. (Eastern Standard time) on 22 January 2024 and become Scheme Shareholders before the ADS Voting Record Time will have the right to attend the both the Meetings in person.

(d)	Settlement

Once the Depositary has received the relevant cash amount in U.S. dollars, each Freeline ADS Holder will receive (upon surrender of their Freeline ADSs to the Depositary) their pro rata portion of the cash in U.S. dollars, net of the Depositary fees for the cancellation of the Freeline ADSs (USD 0.05 per Freeline ADS) and the distribution of the Consideration to the surrendering Freeline ADS Holders (USD 0.05 per Freeline ADS) and applicable withholding taxes. Freeline ADS Holders who hold their Freeline ADSs in certificated form will, on or after the Effective Date, receive letters of transmittal from the Depositary with an explanation on how to surrender the Freeline ADSs to the Depositary. Those holders must sign and return the letter of transmittal, together with their Freeline ADS certificates, to receive any consideration to which they are entitled. Freeline ADS Holders who hold their Freeline ADSs in uncertificated form will automatically receive Consideration to which they are entitled and do not need to take any further action. Payments to Freeline ADS Holders who are directly registered on the books of the Depositary will be made by cheques mailed by the Depositary to the address the Depositary has in its records for such registered holder.

Any Freeline ADS Holders who hold their Freeline ADSs indirectly through a bank, broker, or other nominee within DTC, will receive credit of the funds to their account from their bank, broker or other nominee. The Depositary will remit the applicable funds (net of Depositary fees and applicable withholding taxes) to DTC, and DTC will, in turn, credit the Freeline ADS Holder’s bank, broker, securities intermediary or share plan administrator.

17.	No Appraisal Rights

If the Schemes become Effective, it will be binding on all Scheme Shareholders, including Scheme Shareholders who did not vote to approve the Scheme or who voted against the Scheme at the Court Meeting and Freeline Shareholders who did not vote to approve the Resolution or who voted against the Resolution at the General Meeting. If Scheme Shareholders approve the Scheme and the Court sanctions the Scheme, no Freeline Shareholder or Freeline ADS Holder will have “dissenters” or “appraisal” rights or otherwise have any right to seek a court appraisal of the value of Freeline Shares. If the Scheme becomes Effective, all Scheme Shareholders will receive the Consideration.

18.	Overseas Shareholders

(a)	General

This document has been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom and the United States.

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for shares in any jurisdiction in which such offer or solicitation is unlawful.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme.

The availability of the Acquisition to Overseas Shareholders may be affected by the laws of the relevant jurisdictions in which they are located. Overseas Shareholders should inform themselves about and should observe any applicable legal or regulatory requirements. It is the responsibility of all Overseas Shareholders to satisfy themselves as to the full compliance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

The release, publication or distribution of this document and/or any accompanying documents in or into or from jurisdictions other than the United Kingdom or the United States may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United Kingdom or the United States should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their Freeline Shares with respect to the Scheme at the Meetings, or to appoint another person as proxy may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such Restricted Jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person or any other failure to satisfy any applicable laws, regulations or requirements.

Unless otherwise determined by Bidco, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Acquisition by any such use, means, instrumentality or form within any jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this document and all documents relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this document and all documents relating to the Acquisition (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

Persons who are not resident in the United Kingdom or the United States should inform themselves of, and observe, any applicable legal and regulatory requirements.

(b)	Securities laws

Copies of this document and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition.

Neither this document nor the accompanying documents are intended to, and do not, constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval pursuant to the Scheme or otherwise, in any jurisdiction in which such offer, invitation or solicitation is unlawful. Nothing in this document or the accompanying documents should be relied upon for any other purpose.

This document and the accompanying documents have been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom and the United States. Overseas Shareholders should consult their own legal and tax advisers with regard to the legal and tax consequences of the Scheme for their particular circumstances.

All Freeline Shareholders (including, without limitation, nominees, trustees or custodians) who would, or otherwise intend to, forward this document and its accompanying documents to any jurisdiction outside the United Kingdom, should seek appropriate independent professional advice before taking any action.

(c)	Additional information for U.S. investors

The Acquisition is to be implemented by way of a scheme of arrangement under Part 26 of the Act. If, in the future, Bidco exercises its right to elect to implement the Acquisition by way of a Takeover Offer, subject to the terms of the Implementation Agreement, and determines to extend the Takeover Offer into the U.S., the Acquisition will be made in compliance with applicable U.S. laws and regulations.

It may be difficult for U.S. Freeline Shareholders and Freeline ADS Holders to enforce their rights and any claim arising out of the U.S. federal securities laws, because Freeline is located in a country outside of the U.S., and some or all of its officers and directors are residents of countries outside of the U.S., the U.S. Freeline Shareholders and Freeline ADS Holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

U.S. Freeline Shareholders and Freeline ADS Holders also should be aware that the transaction contemplated herein may have tax consequences in the U.S. A summary of certain U.S. taxation consequences of the implementation of the Scheme for certain Freeline Shareholders and Freeline ADS Holders is set out in paragraph 10 of Part VI (Additional Information) of this document. That summary does not constitute tax advice and does not purport to be a full analysis of all potential United States tax consequences of the Acquisition. Freeline Shareholders and Freeline ADS Holders who are in any doubt about their taxation position, or who are subject to taxation in a jurisdiction outside of the United Kingdom and United States are strongly advised to contact an appropriate independent professional adviser immediately.

19.	United Kingdom and United States taxation

A summary of certain United Kingdom and United States taxation consequences of the implementation of the Scheme for certain Freeline Shareholders is set out in paragraph 10 of Part VI (Additional Information) of this document.

That summary does not constitute tax advice and does not purport to be a full analysis of all potential United Kingdom and United States tax consequences of the Acquisition. Freeline Shareholders who are in any doubt about their taxation position, or who are subject to taxation in a jurisdiction outside of the United Kingdom and the United States are strongly advised to contact an appropriate independent professional adviser immediately.

20.	Actions to be taken

You will find enclosed with this document:

All Freeline Shareholders:

•	a BLUE Form of Proxy to be used in connection with the Court Meeting;

•	a WHITE Form of Proxy to be used in connection with the General Meeting; and

•	a prepaid envelope.

If you hold Freeline Shares in CREST, you may instead appoint a proxy by completing and transmitting a CREST Proxy Instruction to Freeline’s registrar, Computershare.

Forms of Proxy

Whether or not you intend to attend the Court Meeting and/or the General Meeting, please complete and sign both Forms of Proxy in accordance with the instructions printed thereon and return them by post using the prepaid envelope provided, during normal business hours only, to Computershare, at The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom, so as to be received as soon as possible and in any event not later than, than 2.30 p.m. (GMT) on 8 February 2024 in the case of the Court Meeting and 2.45 p.m. (GMT) on 8 February 2024 in the case of the General Meeting. Your vote will be cast as specified on the applicable Form of Proxy.

If the blue Form of Proxy for the Court Meeting is not lodged by such time, it may be handed to a representative of Computershare at the venue of the Court Meeting or the Chairman of the Court Meeting before the start of the Court Meeting. However, in the case of the General Meeting, unless the white Form of Proxy is lodged so as to be received by 2.45 p.m. (GMT) on 8 February 2024, it will be invalid. The completion and return of the Forms of Proxy or transmittal of a CREST Proxy Instruction will not prevent you from attending the Court Meeting or the General Meeting and voting in person, if you so wish and are so entitled.

If you hold your Freeline Shares in uncertificated form (that is, in CREST) you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes for the Notice of General Meeting set out at pages 176 - 182 of this document).

Freeline Shareholders who prefer to register the appointment of their proxy electronically via the internet can do so through the Computershare website at www.eproxyappointment.com. In order to access the voting system, shareholders will need their shareholder investor code found on their Form of Proxy. Further details in relation to electronic appointment of proxies are set out on page 28 of this document.

Proxies submitted via CREST (under CREST participant ID 3RA50) or electronically through the Computershare website must be received by Computershare not later than 2.30 p.m. (GMT) on 8 February 2024 in the case of the Court Meeting and 2.45 p.m. (GMT) on 8 February 2024 in the case of the General Meeting (or, in the case of an adjourned meeting, not less than 48 hours (excluding any part of a day that is not a Business Day) prior to the time and date set for the adjourned meeting).

Notices convening the Court Meeting and the General Meeting are set out on pages 173 - 175 (Notice of Court Meeting) and pages 176 - 182 (Notice of General Meeting) of this document respectively.

It is important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of Scheme Shareholder opinion. You are therefore strongly encouraged to sign and return the blue Form of Proxy for the Court Meeting as soon as possible. You are also encouraged to sign and return the white Form of Proxy for the General Meeting at the same time as the blue Form of Proxy for the Court Meeting or if you hold Freeline Shares in CREST, via a CREST Proxy Instruction.

If you have any queries relating to this document or the completion and return of the Forms of Proxy, please call the Freeline Shareholder helpline on +44 (0) 370 703 6147. Lines are open Monday to Friday (except public holidays) between 8.30 a.m. and 5.30 p.m. (GMT)

21.	Solicitation of Proxies

Freeline has engaged Georgeson LLC. to assist in the solicitation of proxies. Freeline expects that fees for services provided by Georgeson LLC. will be approximately USD 15,000 plus certain costs and reimbursements. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses.

Freeline will ask banks, brokers and other custodians, nominees and fiduciaries to forward Freeline’s proxy solicitation materials to the beneficial owners of the Freeline Shares or Freeline ADSs held of record by such nominee holders. Freeline will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners and in obtaining voting instructions from those beneficial owners. Freeline will pay all expenses of filing, printing and mailing this document.

22.	Further information

The terms of the Scheme are set out in full in Part IX (The Scheme of Arrangement) of this document. Your attention is also drawn to the further information contained in Part IV (Conditions to and Further Terms of the Scheme and the Acquisition), Part V (Financial Information) and Part VI (Additional Information).

PART IV

CONDITIONS TO AND FURTHER TERMS OF THE SCHEME AND THE ACQUISITION

Part A

Conditions to the Acquisition

The Acquisition is conditional upon the Scheme becoming unconditional and becoming Effective by no later than 11:59 p.m. (GMT) on the Long Stop Date.

Scheme approval

1.	The Scheme is conditional upon:

(a)

(i)

its approval by a majority in number of the Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting that may be required by the Court or at any adjournment of any such meeting;

(b)

(i)	all resolutions necessary to approve and implement the Scheme being duly passed by the requisite majority or majorities at the General Meeting or at any adjournment of that meeting;

(c)

(i)

the sanction of the Scheme by the Court with or without modification (but subject to any such modification being acceptable to Bidco and Freeline) and, following such sanction, the delivery of a copy of the Court Order to the Registrar of Companies; and

(ii)	the Court Hearing being held on or before the date immediately preceding the Long Stop Date (or such later date, if any, as Bidco and Freeline may agree and the Court may allow).

If any Condition referred to in paragraphs 1(a) to 1(c) is not capable of being satisfied by the date specified therein, Bidco shall make an announcement through GlobeNewswire or another national news wire service as soon as practicable and, in any event, by not later than 7:00 a.m. (Eastern Standard time) on the Business Day following the date so specified, stating whether Bidco has invoked that Condition or, with the agreement of Freeline, specified a new date by which that Condition must be satisfied.

In addition, Bidco and Freeline have agreed that the Acquisition will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless the following Conditions have been satisfied or, where relevant, waived.

No restraints

2.

No Law shall have been enacted, issued, enforced or entered into, and no preliminary or permanent injunction, judgment or ruling shall have been issued by any Governmental Authority that is, in either case, in effect and enjoins, restrains, prevents or prohibits or otherwise makes illegal the Acquisition.

Accuracy of representations and warranties

3.

Except as Disclosed, (i) the representations and warranties set forth in Clause 11.1.1 (Corporate Existence and Power), Clause 11.1.2 (Subsidiaries), Clause 11.1.3 (Organisational Documents), Clause 11.1.4 (Corporate Authorisation), Clause 11.1.5 (Binding Obligations), Clause 11.1.8(c) – 11.1.8(e)

(Capitalisation; Indebtedness), Clause 11.1.10(a) (Absence of Certain Changes), Clause 11.1.21 (Opinion of Financial Adviser) and Clause 11.1.22 (Finders’ Fees) of the Implementation Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Company Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Company Material Adverse Effect) as of the date of the Implementation Agreement and as at 11:59 p.m. (GMT) on the date immediately preceding the date of the Court Hearing, as though made at 11:59 p.m. (GMT) on the date immediately preceding the date of the Court Hearing (expect to the extent such representations and warranties are made as of an earlier date, in which case as of such earlier date); (ii) the representations and warranties set forth in Clause 11.1.8(a) and 11.1.8(b) (Capitalisation) of the Implementation Agreement shall be true and correct in all respects other than de minimis inaccuracies as of the date of the Implementation Agreement and as at 11.59 p.m. (GMT) on the date immediately preceding the date of the Court Hearing, as though made as at 11.59 p.m. (GMT) on the date immediately preceding the date of the Court Hearing (except to the extent such representations and warranties are made as of an earlier date, in which case as of such earlier date); and (iii) each of the other representations and warranties of Freeline contained in the Implementation Agreement shall be true and correct as of the date of the Implementation Agreement and as at 11:59 p.m. (GMT) on the date immediately preceding the date of the Court Hearing, as though made as at 11:59 p.m. (GMT) on the date immediately preceding the date of the Court Hearing (except to the extent such representations and warranties are made as of an earlier date, in which case as of such earlier date), except in the case of this paragraph 3(iii) where such failure(s) to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Compliance with terms of the Implementation Agreement

4.

Freeline shall have performed or complied in all material respects with all obligations, agreements and covenants required by the Implementation Agreement to be performed or complied with by it at or prior to 9.00 a.m. (GMT) on the date of the Court Hearing.

No Company Material Adverse Effect

5.	Since the date of the Implementation Agreement, no Company Material Adverse Effect shall have occurred and be continuing;

Delivery of officer’s certificate

6.

Freeline shall have delivered to Bidco a certificate, effective as of 9.00 a.m. (GMT) on the date of the Court Hearing and signed by an authorised officer of Freeline, certifying that the Conditions in paragraphs 2 to 5 have been satisfied.

NSI Act

7.

In the event that Bidco, acting reasonably and in good faith, is satisfied that the Acquisition is a notifiable acquisition within the meaning of section 6 of the NSI Act and, having made a notification as regards the Acquisition to the Secretary of State, the Secretary of State having notified Bidco:

(a)

that the notification requirement has been waived or is otherwise not required, on a basis which provides reasonable legal certainty to Bidco that completing the Acquisition will not be unlawful or result in the Acquisition being rendered legally void or incurring criminal or civil penalties; or

(b)	that no further action will be taken in relation to the Acquisition pursuant to Section 14(8)(b)(ii) of the NSI Act; or

(c)	by way of a final notification pursuant to Section 26 of the NSI Act, that no further action in relation to the call-in notice is to be taken; or

(d)	by way of a final order pursuant to Section 26 of the NSI Act, provided that such order does not prohibit consummation of the Acquisition.

Part B

Waiver and Invocation of the Conditions

Bidco reserves the right to waive, in whole or in part, all or any of the Conditions in Part A above, except for the Scheme Conditions which cannot be waived.

The Acquisition is subject to the satisfaction (or waiver, with respect to the Conditions other than the Scheme Conditions) of the Conditions in Part A above, and to certain further terms set out in Part C below and to the full terms and conditions that will be set out in the Circular.

Conditions 1(a)(i), 1(b)(i) and 2 to 7 (inclusive) must be fulfilled, determined by Bidco to be or to remain satisfied or (if capable of waiver) waived, by no later than 9.00 a.m. (GMT) on the date of the Court Hearing, failing which the Acquisition will lapse. Bidco shall be under no obligation to waive or treat as satisfied any of Conditions 2 to 7 (inclusive) by a date earlier than the latest date specified above for the fulfilment or waiver thereof, notwithstanding that the other Conditions to the Acquisition may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

Part C

Certain further terms of the Acquisition

The Acquisition will lapse if the Scheme does not become Effective by 11.59 p.m. (GMT) on the Long Stop Date.

The availability of the Acquisition to persons not resident in the UK or U.S. may be affected by the Laws of the relevant jurisdictions. Persons who are not resident in the UK or U.S. should inform themselves about, and observe, any applicable requirements. Freeline Shareholders who are in any doubt about such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay and observe any applicable requirements.

This Acquisition will be governed by English law and be subject to the jurisdiction of the English courts and to the Conditions set out in this document.

Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

The Freeline Shares will be acquired by Bidco (or its nominee) with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third-party rights or interests whatsoever and together with all rights existing at the date of the Implementation Agreement or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Freeline Shares.

PART V

FINANCIAL INFORMATION

Part A: Financial Information relating to Freeline

The following sets out financial information in respect of Freeline. The documents referred to below, the contents of which have previously been filed with the SEC, are incorporated into this document by reference:

Financial Information	Reference
Unaudited consolidated accounts for the quarterly period ended 30 September 2023	Freeline’s current report on Form 6-K furnished to the SEC on 1 December 2023

Audited consolidated accounts for the financial year ended 2022	Freeline’s annual report on Form 20-F for the fiscal year ended 31 December 2022, filed with the SEC on 4 April 2023

Audited consolidated accounts for the financial year ended 2021	Freeline’s annual report on Form 20-F for the fiscal year ended 31 December 2022, filed with the SEC on 4 April 2023

Part B: Financial Information relating to Syncona

The following sets out where you can obtain financial information in respect of Syncona Limited.

Financial Information	Reference
Audited consolidated accounts for the financial year ended 2023	https://www.synconaltd.com/investors/results-and-presentations/ “Syncona Final Results for the period ending 31 March 2023” – “Report”

Audited consolidated accounts for the financial year ended 2022	https://www.synconaltd.com/investors/results-and-presentations/?request&year=2022 “Syncona Final Results for the period ending 31 March 2022” – “Report”

No incorporation of website information

Save as expressly referred to herein, neither the content of Syncona’s or Freeline’s websites, nor the contents of any website accessible from hyperlinks from Syncona’s or Freeline’s website, is incorporated into, or forms part of, this document.

PART VI

ADDITIONAL INFORMATION

1.	Responsibility

(a)

The Freeline Directors (save for Dr. Hollowood), whose names are set out in paragraph 2(a) below, each accept responsibility for the information contained in this document other than the information for which responsibility is taken by others pursuant to paragraph 1(b) below. To the best of the knowledge and belief of the Freeline Directors (save for Dr. Hollowood) (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)

The Bidco Directors, whose name is set out in paragraph 2(b) below, each accept responsibility for the information contained in this document relating to Syncona, the Syncona Group and the Syncona Persons. To the best of the knowledge and belief of the Bidco Directors (who have each taken all reasonable care to ensure that such is the case), the information contained in this document for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors

(a)	The Freeline Directors and their respective positions in Freeline are as follows:

Name	Position
Christopher Hollowood, Ph.D.	Chairman of the Board of Directors
Michael J. Parini	Chief Executive Officer and Director
Paul Schneider	Chief Financial Officer and Director
Martin Andrews	Non-Executive Director
Jeffrey Chodakewitz, M.D.	Non-Executive Director
Julia P. Gregory	Non-Executive Director
Colin A. Love, Ph.D.	Non-Executive Director

The registered office of Freeline and the business address of each of the Freeline Directors is Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, United Kingdom SG1 2BP.

(b)	The Bidco Directors and their positions in Bidco are as follows:

Name	Position
Andrew Cossar	Director
Alex Hamilton	Director

The registered office of Bidco and the business address of each of the Bidco Directors is 8 Bloomsbury Street, London, United Kingdom, WC1B 3SRY.

3.	Share Capital

(a)	As at the Latest Practicable Date, the issued share capital of Freeline was as follows:

Number of Shares	Aggregate Nominal Value of Shares
65,892,429 Freeline Shares	GBP 658.92

(b)	All of the Freeline Shares rank pari passu in all respects as regards rights to capital, dividends and voting.

(c)

As at the Latest Practicable Date, there were 9,803,056 Freeline Shares subject to outstanding Awards granted under the Freeline Share Plans, of which 4,392,139 Freeline Shares were subject to outstanding Awards held by the Freeline Directors and the remaining 5,410,917 Freeline Shares were subject to outstanding Awards were held by employees or former employees of the Freeline Group. Upon the sanction of the Scheme by the Court, all outstanding Awards granted under the Freeline Equity Inducement Plan, Freeline Equity Incentive Plan and Freeline Share Option Plan will, in accordance with the rules of the applicable Freeline Share Plan (from time to time), be cash cancelled. The amount of the cash cancellation payment payable, by Freeline in the next practicable payroll following the Effective Date, to each Freeline Share Plan participant will be equal in value to the Consideration that the relevant participant would have received in respect of the Acquisition, had their Awards fully vested and been settled in Freeline Shares and subsequently transferred to Bidco in accordance with the Scheme (net of any option exercise price and applicable income tax and social security contributions for which any Freeline Group company is required to withhold and account for to the relevant tax authority). As at the Latest Practicable Date, the 1,440,649 Freeline Shares subject to the Freeline ESPP and Employee Shares are already in issue. As such no new Freeline Shares will be required to be issued to satisfy any Awards on the sanction of the Scheme by the Court in accordance with the rules of the Freeline Share Plans.

(d)

Other than the Freeline Shares, the Freeline ADSs, the Notes and the Awards, there are no other options, derivatives, warrants or other securities convertible or exchangeable into Freeline Shares which were issued by Freeline as at the Latest Practicable Date.

4.	Market quotations

Nasdaq is the principal trading market for the Freeline ADSs, and the Freeline Shares are not listed on any other exchange in or outside of the United States.

Set out below are the Closing Prices of Freeline ADSs as derived from Nasdaq on:

(i)	the first dealing day in each of the six months immediately before the date of this document; and

(ii)	the Latest Practicable Date.

Date	Freeline ADSs (USD)
1 June 2023	$2.50
3 July 2023	$2.53
1 August 2023	$3.97
1 September 2023	$3.31
2 October 2023	$3.81
1 November 2023	$5.03
1 December 2023	$6.23
16 January 2024	$6.41

On 17 October 2023, the last trading day prior to Freeline’s announcement on 18 October 2023 that the Freeline Board had received the Initial Proposal from Syncona, the reported closing price of the Freeline ADSs on Nasdaq was USD 4.32. The Consideration of USD 6.50 per Freeline ADS represents a premium of 51% over the closing price on 17 October 2023 immediately prior to the public announcement of the Initial Proposal from Syncona.

Set out below are the high and low sales prices for the Freeline ADSs on Nasdaq under the symbol “FRLN” for each quarter of 2021, 2022, 2023 and 2024 (through 16 January 2024):

	Sales Price Per ADS
	(in USD)
	High	Low
2021
First Quarter	281.69	177.70
Second Quarter	210.33	122.10
Third Quarter	230.99	43.80
Fourth Quarter	53.10	28.65
2022
First Quarter	39.45	13.65
Second Quarter	17.70	9.75
Third Quarter	16.80	9.75
Fourth Quarter	12.00	6.90
2023
First Quarter	10.20	5.85
Second Quarter	7.53	2.11
Third Quarter	8.70	2.47
Fourth Quarter	7.70	2.60
2024 First Quarter (through 16 January 2024)	6.45	6.32

5.	Dividends

Freeline has never declared or paid any cash dividends on the Freeline Shares, Freeline ADSs or other securities and do not anticipate paying any such cash dividends in the foreseeable future. The Implementation Agreement includes a covenant restricting the ability of Freeline to pay dividends or make any distribution with respect to the Freeline Shares from the date of the Implementation Agreement to the Effective Date. Freeline’s ability to pay dividends is also limited by English law, which requires a company to have distributable profits before issuing a dividend and allows distributions by public limited companies if the amount of the company’s net assets is not less than the aggregate of the company’s called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

In the event that the Implementation Agreement is terminated for any reason and the Acquisition is not consummated, Freeline currently intends to retain all available funds and any future earnings, if any, to finance the growth and development of its business. Even if Freeline at any time in the future does determine to pay dividends, the form, frequency and amount will depend on Freeline’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Freeline Board may deem relevant.

6.	Interests of Freeline Non-Employee Directors and Executive Officers

In considering the recommendation of the Special Committee that you vote in favour of the Scheme and the Resolution, you should be aware that aside from their interests as Freeline Shareholders, Freeline’s Non-Employee Directors and executive officers have interests in the Acquisition that may be different from, or in addition to those of Freeline Shareholders generally. Members of the Special Committee were aware of and considered these interests, amongst other matters, in evaluating and negotiating the Implementation Agreement and the Acquisition and in recommending to Freeline Shareholders that they vote in favour of the Scheme and the Resolution. See the section entitled “Reasons for the Recommendation” in paragraph 4 of Part II (US Special Factors). These interests are described in more detail and certain of them are quantified in the narrative below.

Treatment of Freeline Director Equity Awards

As described more fully in the section entitled “Freeline Equity Awards” in paragraph 9 of Part III (Explanatory Statement), in addition to any Consideration received in respect of Freeline Shares in their capacity as Freeline Shareholders, all Freeline Directors will receive in respect of each Freeline Share subject to their Awards (whether vested or unvested, other than Awards which immediately before the Court Hearing have an exercise price which exceeds or equals the Consideration payable under the Scheme (being USD 0.433333 per Scheme Share), for which they will receive no consideration) issued or cash cancelled (as applicable) pursuant to and in accordance with the rules of the Freeline Share Plans, a payment equal to the Consideration less any applicable exercise or purchase price and applicable withholdings for income tax and social security contributions for which any Freeline Group company is required to withhold and account to the relevant tax authority. Any Award which immediately before the Court Hearing has an exercise price which exceeds the Consideration payable under the Scheme (being USD 4.33333 per Scheme Share), will be cash cancelled by Freeline for nil consideration (effective upon the sanction of the Scheme by the Court).

The following table sets forth for each Freeline Director, the number of in-the-money unvested Awards based on the individual’s holdings as at 16 January 2024. The table separately quantifies the value of such unvested awards using a price per ordinary share of USD 0.433333, which is the consideration per Scheme Share provided for under the Implementation Agreement (net of applicable exercise prices).

	Number of Freeline Shares subject to unvested options (#)	Value of unvested options (USD)	Number of Freeline Shares subject to unvested restricted share units (#)	Value of unvested restricted share units (USD)	Number of Freeline Shares subject to unvested Employee Shares (#)	Value of unvested Employee Shares (USD)
Directors
Martin Andrews	59,000	$16,048	—	$—	—	$—
Jeffrey Chodakewitz, M.D.	59,000	$16,048	—	$—	—	$—
Julia P. Gregory	59,000	$16,048	—	$—	—	$—
Colin A. Love, Ph.D.	59,000	$16,048	—	$—	—	$—
Michael J. Parini	1,241,530	$337,696	129,248	$56,007	—	$—
Paul Schneider	326,878	$88,911	45,000	$19,500	—	$—

Indemnification of Freeline Directors and Officers

The rights of Freeline Directors and executive officers to indemnification and directors’ and officers’ liability insurance will survive following the Scheme becoming Effective.

Executive Officer Employment Agreements and Severance Programme

Freeline has entered into employment agreements or offer letters with its executive officers. Each of these employment agreements or offer letters provides for an initial annual salary, annual bonus opportunity and equity incentive opportunities, as well as participation in certain retirement and welfare benefit plans. The offer letters provide for at-will employment, terminable by either party, at any time. To the extent the employment of an executive officer is terminated without cause or by the executive officer for good reason, the employment agreements and offer letters generally require Freeline to pay the executive officer salary continuation for 12 months of base salary and a pro-rated bonus for the year of termination, amongst other things. If the termination occurs within 12 months after a change in control, the employment agreements and offer letters generally require Freeline to pay the executive officer a full year’s bonus for the year of termination, and any unvested equity awards held by the executive officer will vest in full. However, this change of control provision will not be triggered as a result of the Acquisition, and as such, such executive officers will not be entitled to any special termination payments or severance benefits pursuant to their respective employment agreements or offer letters in connection with any termination occurring within 12 months following completion of the Acquisition.

The executive officers have agreed to restrictive covenants not to compete against Freeline or solicit Freeline’s employees or customers or prospective customers during employment and for a period between six and twelve months following termination.

7.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of Freeline Shares as at 16 January 2024 by: (i) each Freeline Director; (ii) each Freeline named executive officer; (iii) all of the Freeline Directors and executive officers as a group; and (iv) each person, or group of affiliated persons, known by Freeline to beneficially own more than 5 per cent. of the issued share capital. Unless otherwise indicated, the persons or entities identified in the table have sole voting and investment power with respect to all Freeline Shares shown as beneficially owned by them, subject to applicable community property laws.

Information with respect to beneficial ownership has been furnished by each Freeline Director and executive officer. With respect to beneficial owners of more than 5 per cent. of the issued share capital of Freeline, information is based on information filed with the SEC. Freeline has determined beneficial ownership in accordance with the rules of the SEC. The rules require inclusion of shares issuable to such persons within 60 days after 16 January 2024. These shares are deemed to be outstanding and beneficially owned by the person holding the right to issuance for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership calculations are based on 65,892,429 Freeline Shares outstanding as at 16 January 2024..

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Freeline Therapeutics Holdings plc, Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2BP, United Kingdom.

Name and Address of Beneficial Owner	Number of Freeline Shares(1)	Percentage of issued ordinary share capital of Freeline
5 per cent. shareholders
Syncona Portfolio Limited (1) Arnold House, St. Julian’s Avenue St. Peter Port, Guernsey GY1 3RD Channel Islands	37,862,132	57.5%
Integrated Core Strategies (US) LLC (2) c/o Millennium Management LLC, 399 Park Avenue, New York, New York 10022	5,555,085	8.4%
Tetragon Financial Group Limited (3) c/o Polygon Global Partners LLP, 4 Sloane Terrace, London SW1X 9DQ United Kingdom	4,000,000	6.1%

Name and Address of Beneficial Owner	Number of Freeline Shares(1)	Percentage of issued ordinary share capital of Freeline
Executive Officers and Directors
Michael J. Parini (4)	1,767,135	2.7%
James Bircher (5)	404,065	*
Pamela Foulds, M.D. (6)	386,445	*
Nicole Jones (7)	291,615	*
Paul Schneider (8)	325,313	*
Henning R. Stennicke, Ph.D. (9)	294,090	*
Chris Hollowood, Ph.D. (10)	29,145	*
Martin Andrews (11)	80,730	*
Jeffrey Chodakewitz, M.D. (12)	80,730	*
Julia P. Gregory (13)	77,805	*
Colin A. Love, Ph.D. (14)	47,940	*
All current directors and officers as a group (11 persons) (15)	3,785,013	5.7%

*	Less than 1 percent
(1)

Based solely on a Schedule 13D/A filed with the SEC on 24 November 2023 by Syncona Portfolio Limited. Does not include the number of ADSs issuable upon conversion of the Notes held by Syncona Portfolio Limited, as the holder does not have the right to acquire the ADSs within 60 days of 16 January 2024. Syncona Portfolio Limited is a controlled subsidiary of Syncona Holdings Limited, which in turn is a controlled subsidiary of Syncona Limited. Each of Syncona Holdings and Syncona Limited may be deemed to have voting and dispositive power over the shares held by Syncona Portfolio. Investment and voting decisions with respect to these shares are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment, also a subsidiary of Syncona Holdings. The members of this investment committee consist of Roel Bulthuis and Chris Hollowood.

(2)

Based solely on a Schedule 13G filed with the SEC on 17 July 2023 by Integrated Core Strategies (US) LLC. Millennium Management LLC is the general partner of the managing member of Integrated Core Strategies (US) LLC. Millennium Group Management LLC is the managing member of Millennium

Management LLC. The managing member of Millenium Group Management is a trust of which Israel A. Englander serves as the sole voting trustee. Each of Millennium Management LLC, Millennium Group Management LLC, and Israel A. Englander may be deemed to have voting and dispositive power over the shares held by Integrated Core Strategies (US) LLC.
(3)

Based solely on a Schedule 13G/A filed with the SEC on 31 January 2023 by Tetragon Financial Group Limited. Tetragon Financial Group Limited is a Guernsey company for which Tetragon Financial Management L.P., a Delaware limited partnership, acts as an investment adviser. Each of Tetragon Financial Group Limited and Tetragon Financial Management L.P. may be deemed to have voting and investment power with respect to the shares.

(4)	Represents ADSs representing 78,315 Freeline Shares and options to purchase 1,688,820 Freeline Shares that are exercisable within 60 days of 16 January 2024 held by Mr. Parini.
(5)	Represents ADSs representing 55,225 Freeline Shares and options to purchase 348,840 Freeline Shares that are exercisable within 60 days of 16 January 2024 held by Mr. Bircher.
(6)	Represents ADSs representing 35,415 Freeline Shares and options to purchase 351,030 Freeline Shares that are exercisable within 60 days of 16 January 2024 held by Dr. Foulds.
(7)	Represents ADSs representing 30,255 Freeline Shares and options to purchase 261,360 Freeline Shares that are exercisable within 60 days of the Latest Practicable Date held by Ms. Jones.
(8)	Represents ADSs representing 32,190 Freeline Shares and options to purchase 293,123 Freeline Shares that are exercisable within 60 days of the Latest Practicable Date held by Mr. Schneider.
(9)	Represents ADSs representing 21,465 Freeline Shares and options to purchase 272,625 Freeline Shares that are exercisable within 60 days of 16 January 2024 held by Dr. Stennicke.
(10)	Represents options to purchase 29,145 Freeline Shares that are exercisable within 60 days of 16 January 2024 held by Dr. Hollowood.
(11)	Represents options to purchase 80,730 Freeline Shares that are exercisable within 60 days of 16 January 2024 held by Mr. Andrews.
(12)	Represents options to purchase 80,730 Freeline Shares that are exercisable within 60 days of 16 January 2024 held by Dr. Chodakewitz.
(13)	Represents options to purchase 77,805 Freeline Shares that are exercisable within 60 days of 16 January 2024 held by Ms. Gregory.
(14)	Represents options to purchase 47,940 Freeline Shares that are exercisable within 60 days of 16 January 2024 held by Dr. Love.
(15)

Represents ADSs representing 252,865 Freeline Shares and options to purchase 3,532,148 Freeline Shares that are exercisable within 60 days of 16 January 2024 held by Freeline’s current directors and executive officers.

8.	Dealings in Freeline Shares and Freeline ADSs; Prior Public Offerings

On 10 September 2021, Freeline filed a shelf registration on Form F-3 (File No. 333-259444) with the SEC, which was declared effective on 22 September 2021, or the Shelf Registration. Under the Shelf Registration, Freeline may offer and sell up to USD 250.0 million of a variety of securities including ordinary shares (and ordinary shares represented by ADSs), preference shares, purchase contracts, warrants, units or any combination of such securities from time to time during the three-year period that commenced upon the Shelf Registration becoming effective.

On 17 November 2021, Freeline entered into an Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or Jefferies, pursuant to which Freeline may issue and sell ADSs having aggregate offering sales proceeds of up to USD 75.0 million, from time to time, in “at-the-market” offerings pursuant to which Jefferies will act as sales agent and/or principal. On 6 January 2022, Freeline completed an “at the market” equity offering, pursuant to which it issued 655,594 ADSs, each representing one ordinary share of nominal value GBP 0.00001 in the capital of Freeline, at an average price of USD 2.0385 per ADS, raising approximately USD 1.3 million in net proceeds. On 8 April 2022, Freeline completed an “at the market” equity offering, pursuant to which it issued 2,382,022 ADSs, each representing one ordinary share of nominal value GBP 0.00001 in the capital of Freeline, at an average price of USD 1.0512 per ADS, raising approximately USD 2.4 million in net proceeds.

On 10 March 2022, Freeline entered into a purchase agreement with Freeline’s majority shareholder, Syncona Portfolio, a subsidiary of Syncona Limited, and certain other existing shareholders providing for the issuance and sale by Freeline of 24,857,143 ADSs, at a price of USD 1.05 per ADS (amounting to an aggregate of USD 26.1 million), in a registered direct offering. The offering closed on 15 March 2022. Freeline received net proceeds of approximately USD 24.2 million from the offering, after deducting offering expenses payable by Freeline.

On 18 March 2022, Freeline entered into a purchase agreement with Lincoln Park Capital Fund, LLC, or Lincoln Park, under which Freeline may at its discretion, sell to Lincoln Park up to USD 35.0 million of ADSs over a 36-month period, subject to certain daily limits, applicable prices, and conditions. In addition, under the purchase agreement, Freeline issued ADSs representing 954,208 ordinary shares as consideration for its commitment to purchase ADSs under the purchase agreement, which were valued using the closing price of Freeline ADSs on the date of the purchase agreement resulting in a fair market value of approximately USD 1.0 million. Freeline did not issue any additional ADSs pursuant to the LPC Purchase Agreement since its execution.

On 12 May 2023, Freeline changed the ratio of its ADSs to its ordinary shares from the previous ADS ratio of one ADS to one ordinary share to a new ADS ratio of one ADS to fifteen ordinary shares pursuant to amendment no.1 to the Deposit Agreement. The change in the ADS ratio had the same effect as a one-for-fifteen reverse ADS split and enabled Freeline to regain compliance with the Nasdaq minimum bid price requirement.

9.	Agreements Involving Freeline Shares and ADSs

In addition to the disclosures and descriptions provided elsewhere in this document, below are descriptions of additional agreements involving Freeline Shares and Freeline ADSs.

Registration Rights Agreements

On 11 August 2020, Freeline entered into a Registration Rights Agreement (“IPO Registration Rights Agreement”) with Syncona Portfolio and certain other shareholders that held shares prior to Freeline’s initial public offering. The IPO Registration Rights Agreement provides such shareholders, including Syncona Portfolio, with certain registration rights whereby, at any time 180 days following Freeline’s initial public offering and the expiration of any applicable lock-up period, such shareholders can (i) require Freeline to register under the Securities Act the securities of Freeline that they hold and (ii) exercise piggyback registration rights, in each case subject to conditions as set forth in the IPO Registration Rights Agreement.

On 18 March 2022, concurrently with the execution of the LPC Purchase Agreement, Freeline entered into a Registration Rights Agreement pursuant to which Freeline agreed to file a prospectus supplement pursuant to Rule 424(b) relating to the sale of Freeline ADSs to be issued and sold to Lincoln Park Capital Fund, LLC under the LPC Purchase Agreement under Freeline’s effective shelf registration statement and to use reasonable best efforts to keep such registration statement effective during the term of the LPC Purchase Agreement.

10.	United Kingdom and United States taxation

United Kingdom taxation

The comments set out below are based on current United Kingdom tax law as applied in England and Wales and HMRC practice (which may not be binding on HMRC) as at the date of this document, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide to certain limited aspects of the United Kingdom tax treatment of the Scheme and apply only to Freeline Shareholders and Freeline ADS Holders (i) resident and, in the case of an individual, domiciled for tax purposes in the United Kingdom only; (ii) to whom “split year” treatment does not apply; (iii) who hold their Freeline Shares or Freeline ADSs as an investment (other than under a pension arrangement or an ISA or a Lifetime ISA); and (iv) who are the absolute beneficial owners of their Freeline Shares or, in respect of Freeline ADS Holders, who are treated as absolute beneficial owners of the Freeline Shares underlying their Freeline ADSs (“UK Freeline Holders”). The discussion does not address all possible tax consequences relating to the Scheme. This discussion does not address the tax considerations relevant to the receipt of Freeline dividends. Certain categories of shareholders, including those carrying on certain financial activities, those subject to specific tax regimes or benefitting from certain reliefs and exemptions, those connected with Freeline or Syncona, and those for whom the shares are employment-related securities may be subject to special rules and this summary does not apply to such shareholders.

Freeline Shareholders, Freeline ADS Holders or prospective shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

UK taxation of chargeable gains

Where a Freeline Shareholder receives cash in respect of his or her Freeline Shares, that Freeline Shareholder will be treated as disposing of his or her Freeline Shares for the purposes of UK capital gains tax (“CGT”) or corporation tax on chargeable gains (as applicable) depending on the UK Freeline Holder’s individual circumstances (including the UK Freeline Holder’s base cost in their Freeline Shares and the availability of exemptions, reliefs or allowable losses), give rise to a liability to UK tax on chargeable gains or, alternatively, an allowable capital loss. The same UK tax treatment, with respect to CGT and UK corporation tax, described in this paragraph and the subsequent sub-paragraphs below, will apply to UK resident Freeline ADS Holders, who will receive cash consideration for their Freeline ADSs.

UK Freeline Holders within the charge to UK income tax

Subject to available reliefs or allowances, chargeable gains arising on a disposal of Freeline Shares by UK Freeline Holder within the charge to income tax, should be subject to CGT at a rate of 20 per cent. (or in some limited circumstances, 10 per cent.) depending on their personal circumstances, including other taxable income and gains in the relevant tax year.

The CGT annual exemption may be available to UK Freeline Holders within the charge to UK income tax, depending on their personal circumstances, to offset against chargeable gains realised on the disposal of their Freeline Shares. The CGT annual exempt amount for the 2023/24 tax year is GBP 6,000 for individuals, personal representatives and trustees for people with disabilities and GBP 3,000 for other trustees.

UK Freeline Holders within the charge to UK corporation tax

Subject to available reliefs or allowances, chargeable gains arising on a disposal of Freeline Shares by a UK Freeline Holder within the charge to UK corporation tax should be subject to UK corporation tax at a rate of 25%.

For UK Freeline Holders within the charge to UK corporation tax (but who do not qualify for the substantial shareholding exemption in respect of their Freeline Shares), indexation allowance may be available where the Freeline Shares were acquired prior to 31 December 2017 in respect of the period of ownership of the Freeline Shares up to and including 31 December 2017 to reduce any chargeable gain arising (but not to create or increase any allowable loss) on the transfer of their Freeline Shares under the Scheme in return for cash.

UK stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax should be payable by the UK Freeline Holders or Freeline ADS Holders on a their disposal of their Freeline Shares or Freeline ADSs in accordance with the Scheme.

United States taxation for U.S. Holders

The following section is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders, as defined below, of the disposal of their Freeline Shares or Freeline ADSs in accordance with the Scheme.

This section applies only to a U.S. Holder that holds Freeline Shares or Freeline ADSs as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This section does not address the U.S. federal estate, gift or other non-income tax considerations or any state, local or non-U.S. tax considerations relating to the disposition of Freeline Shares or Freeline ADSs in accordance with the Scheme. Except as specifically set forth below, this section also does not address tax reporting requirements. In addition, it does not set forth all of the U.S. federal income tax considerations that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain banks and other financial institutions;

•	dealers in securities or currencies;

•	traders that elect to use a mark-to-market method of accounting;

•

persons holding Freeline Shares or Freeline ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Freeline Shares or Freeline ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities, including private foundations and “individual retirement accounts” or “Roth IRAs”;

•	certain former U.S. citizens or long-term residents;

•	persons who acquire their Freeline Shares or Freeline ADSs pursuant to any employee share option or otherwise as compensation;

•

persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the Freeline Shares or Freeline ADSs to their financial statements under Section 451(b) of the Code;

•	persons that actually or constructively own 10% or more of our shares (by vote or value); or

•	persons holding Freeline Shares or Freeline ADSs in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Freeline Shares or Freeline ADSs, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partnerships holding Freeline Shares or Freeline ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Freeline Shares or Freeline ADSs.

Each U.S. Holder should consult its tax advisor as to the U.S. federal, state, local and non-U.S. tax considerations relevant to it with respect to the ownership and disposition of our Freeline Shares or Freeline ADSs in light of its particular circumstances.

This section is based on the Code, administrative pronouncements, judicial decisions, and final Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of Freeline Shares or Freeline ADSs and who is:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organised in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has or have the authority to control all of the trust’s substantial decisions, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

In general, it is expected that a U.S. Holder who owns Freeline ADSs will be treated as the owner of the underlying Freeline Shares represented by those Freeline ADSs for U.S. federal income tax purposes. The remainder of this discussion assumes that a U.S. Holder of Freeline ADSs will be treated in this manner.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Freeline Shares or Freeline ADSs in their particular circumstances.

Disposition of Freeline Shares or Freeline ADSs in Accordance with the Scheme

The Scheme will generally be a taxable transaction for U.S. federal income tax purposes and each U.S. Holder will recognise gain or loss with respect to its Freeline Shares and Freeline ADSs, measured by the difference between the amount of Consideration paid to such U.S. Holder and such U.S. Holder’s adjusted tax basis in its Freeline Shares or Freeline ADSs, as applicable. If a U.S. Holder acquired Freeline Shares or Freeline ADSs by purchase, the U.S. Holder’s adjusted tax basis in its Freeline Shares or Freeline ADSs will generally equal the amount the U.S. Holder paid for the relevant Freeline Shares or Freeline ADSs, less any returns of capital that the U.S. Holder might have received with regard to the relevant Freeline Shares or Freeline ADSs, in each case as determined in U.S. dollars. In the case of a U.S. Holder who holds multiple blocks of Freeline Shares or Freeline ADSs (blocks of Freeline Shares or Freeline ADSs acquired separately at different times and/or prices), gain or loss and holding period must be calculated and accounted for separately for each block.

Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” such gain or loss realised by a U.S. Holder will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Freeline Shares or Freeline ADSs for more than one year. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. Any capital gain or loss will generally be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company Considerations

If Freeline was classified as a “passive foreign investment company” (a “PFIC”) in any taxable year in which a U.S. Holder held Freeline Shares or Freeline ADSs, such U.S. Holder will be subject to special rules with respect to any gain recognised under the Scheme.

Under the Code, Freeline is a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, Freeline is treated as if it held its proportionate share of the assets of, and receive directly its proportionate share of the income of, any other corporation in which it directly or indirectly owns at least 25%, by value, of the shares of such corporation.

Passive income includes, amongst other things, interest, dividends, certain non-active rents and royalties, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorised as passive assets, and Freeline’s goodwill and other unbooked intangibles are taken into account.

The determination of whether Freeline is a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear. Whether Freeline is a PFIC for its 2023 taxable year or will be a PFIC in the taxable year in which the Scheme becomes Effective is uncertain because, amongst other things, (i) Freeline currently owns a substantial amount of passive assets, including cash, (ii) the valuation of Freeline’s assets that generate non-passive income for PFIC purposes, including its intangible assets, is uncertain, (iii) in one or more years, Freeline’s revenue may consist in whole or substantial part of grants received from governmental entities, the treatment of which as gross income that is not passive income is uncertain, and (iv) the composition of Freeline’s income may vary substantially over time. Freeline believes that it was a PFIC for its 2021 and 2022 taxable years and may continue to be a PFIC for taxable years thereafter, including its 2023 taxable year and the taxable year in which the Scheme becomes Effective. However, there can be no assurance that Freeline was a PFIC for its 2021 and 2022 taxable years or will or will not be a PFIC for any taxable year thereafter.

If Freeline is treated as a PFIC in the taxable year in which the Scheme becomes Effective, or in any prior taxable year during which a U.S. Holder held Freeline Shares or Freeline ADSs (assuming such U.S. Holder has not made a timely mark-to-market or qualified electing fund election, as described below), gain recognised by a U.S. Holder on the disposition of the Freeline Shares or Freeline ADSs in accordance with the Scheme would be allocated ratably over the U.S. Holder’s holding period for the Freeline Shares or Freeline ADSs. The amounts allocated to the taxable year in which the Scheme becomes Effective and to any year before Freeline became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an additional tax based on the interest charge generally applicable to underpayments of tax would be imposed on the amount allocated to that taxable year. U.S. Holders would not be able to offset any gain recognised in the Scheme with losses.

If Freeline is treated as a PFIC for any taxable year during which a U.S. Holder holds Freeline Shares or Freeline ADSs and any of Freeline’s non-U.S. affiliated entities are also PFICs, the holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. affiliate classified as a PFIC for purposes of the application of these rules. Freeline does not believe any of its subsidiaries were treated as a PFIC for the 2022 taxable year and does not expect any of its subsidiaries to be treated as a PFIC for the 2023 taxable year or the taxable year in which the Scheme becomes Effective. However, no assurances can be provided. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of Freeline’s subsidiaries.

Mark-to-Market Election

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its Freeline Shares or Freeline ADSs, provided that the Freeline Shares or Freeline ADSs are “marketable.” Freeline Shares or Freeline ADSs are generally marketable if they are traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. The Freeline ADSs, but not the Freeline Shares, are listed on Nasdaq, which generally is a qualified exchange for these purposes, but no assurances may be given that they will continue to be so listed until the Scheme becomes Effective. Consequently, assuming that Freeline ADSs are regularly traded, if a U.S. Holder holds Freeline ADSs, it is expected that the mark-to-market election would be available to such holder were Freeline to be or become a PFIC.

If a U.S. Holder makes the mark-to-market election, it recognises as ordinary income any excess of the fair market value of the Freeline Shares or Freeline ADSs at the end of each taxable year over their adjusted tax basis, and recognises an ordinary loss in respect of any excess of the adjusted tax basis of the Freeline Shares or Freeline ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Freeline Shares or Freeline ADSs is adjusted to reflect the income or loss amounts recognised. Any gain recognised on the disposition of Freeline Shares or Freeline ADSs in accordance with the Scheme, if Freeline is a PFIC in the year the Scheme becomes Effective, will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes or has made a valid mark-to-market election, and Freeline subsequently ceases or ceased to be classified as a PFIC, such U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that Freeline was not classified as a PFIC. In addition, U.S. Holders may not be able to make a mark-to-market election with respect to stock of a lower-tier PFIC, the stock of which is not marketable. A U.S. Holder that has made a mark-to-market election with respect to its Freeline ADSs may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by Freeline that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders are urged to consult their tax advisers to determine whether the mark-to-market election is available to them and the consequences resulting from such election.

QEF Election

In addition, in order to avoid the application of the foregoing rules, a U.S. Holder may make a “qualified electing fund” (“QEF”), election with respect to the Company during the first taxable year in which such company is a PFIC and in which the U.S. Holder holds or is deemed to hold such Freeline Shares or Freeline ADSs, if the Company provides the information necessary for such election to be made. If a United States person timely makes a QEF election with respect to the Company, the United States person is currently taxable on its pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the Company is classified as a PFIC (regardless of whether the Company distributes such gain or earnings and profits to the U.S. Holder) and is not required to include such amounts in income when actually distributed by the Company. The Company has provided for the 2021 and 2022 taxable years and the Company expects to provide in the future information necessary for U.S. Holders to make a QEF election by annually posting a “PFIC Annual Information Statement” on the Company’s website.

If a U.S. Holder has made a valid election to treat Freeline as a QEF, in lieu of being subject to the PFIC tax and interest charge rules discussed above, such U.S. Holder will generally recognise gain or loss for U.S. federal income tax purposes upon the disposition of Freeline Shares or Freeline ADSs in accordance with the Scheme in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the Freeline Shares or Freeline ADSs disposed of and the amount realised on the disposition, in each case as determined in U.S. dollars. The U.S. Holder’s adjusted tax basis in the Freeline Shares or Freeline ADSs includes any adjustments to such tax basis as a result of any income recognised as a result of the U.S. Holder’s QEF election with respect to Freeline. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. Any capital gain or loss will generally be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits.

If a U.S. Holder has held Freeline Shares or Freeline ADSs during any year in which Freeline is a PFIC, the U.S. Holder must file annual reports, containing such information as the U.S. Department of the Treasury may require on IRS Form 8621 (or any successor form) with respect to Freeline, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

U.S. Holders should consult their tax advisers concerning Freeline’s potential PFIC status and the potential application of the PFIC rules to the disposition of Freeline Shares or Freeline ADSs in accordance with the Scheme, including the application of the mark-to-market election, the QEF election and other elections.

Backup Withholding and Information Reporting. A U.S. Holder will generally be subject to information reporting with respect to proceeds of the disposition of Freeline Shares and Freeline ADSs under the Scheme that are paid within the United States or through some U.S.-related financial intermediaries to U.S. Holders, unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding with respect to the proceed from the dispositions of the Freeline Shares or the Freeline ADSs unless the U.S. Holder timely provides a taxpayer identification number and complies with the other applicable requirements of the backup withholding rules to certify that the U.S. Holder is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

THE PRECEDING SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS GENERALLY APPLICABLE TO THEM REGARDING THE DISPOSITION OF FREELINE SHARES OR FREELINE ADSS IN ACCORDANCE WITH THE SCHEME IN THEIR PARTICULAR CIRCUMSTANCES.

11.	Service contracts and remuneration of Freeline Directors

Save as disclosed below, there are no service contracts in force between any director or proposed director of Freeline or any of its subsidiaries and no such contract has been entered into or amended during the six months preceding the date of this document.

Freeline Executive Director

Michael Parini

Michael J. Parini is Freeline’s Chief Executive Officer. He is engaged under an employment agreement with Freeline dated 15 August 2021, which amends and restates his previous employment agreement with Freeline dated 10 February 2021. He receives an annual base salary of USD 618,500.

The employment agreement provides that Mr. Parini’s employment with Freeline is at-will. Freeline may terminate Mr. Parini’s service contract without cause at any time effective upon written notice to Mr. Parini.

If Mr. Parini’s employment with Freeline is terminated without cause, or if he resigns for good reason (as such terms are defined in his employment agreement dated 15 August 2021), Mr. Parini will also be entitled to receive severance equal to continuation of his base salary as then currently in effect for 12 months following his date of termination, a pro-rated cash bonus for the year of such termination and will be eligible for reimbursement for medical coverage premiums for up to 12 months following his date of termination. Mr. Parini’s severance benefits are conditioned on, amongst other things, his execution of Freeline’s standard separation agreement and a general release of claims in Freeline’s favour. Further, if such termination of employment occurs within 12 months following a change in control of Freeline, Mr. Parini will also be entitled to receive (i) his target cash bonus for the year of such termination and (ii) accelerated vesting of any then unvested equity awards held by Mr. Parini. The employment agreement provides that if payments and benefits payable to Mr. Parini in would result in adverse tax consequences under Sections 280G and 4999 of the U.S. Internal Revenue Code, such payments will be cut back to the extent necessary to avoid such adverse tax consequences unless Mr. Parini would be better off on an after-tax basis receiving the full amount of such payments and benefits.

Mr. Parini is subject to 12-month non-competition and non-solicitation covenants.

Mr. Parini is eligible to receive an annual bonus of up to 55 per cent. of his base salary, such bonus amount to be determined in Freeline’s sole discretion. Mr. Parini is also eligible to participate in the Freeline Share Plans. He is also entitled to participate in health insurance plans, for which Freeline will pay the premium.

Paul Schneider

Paul Schneider is Freeline’s Chief Financial Officer. He is engaged under an offer letter with Freeline dated 4 April 2022. He receives an annual base salary of USD 439,110.

The offer letter provides that Mr. Schneider’s employment with Freeline is at-will. Freeline may terminate Mr. Schneider’s service contract without cause at any time effective upon written notice to Mr. Schneider.

If Mr. Schneider’s employment with Freeline is terminated without cause, or if he resigns for good reason (as such terms are defined in his offer letter), Mr. Schneider will also be entitled to receive severance equal to continuation of his base salary as then currently in effect for 12 months following his date of termination, a pro-rated cash bonus for the year of such termination, accelerated vesting of any options scheduled to vest in the 12 months following his date of termination and will be eligible for reimbursement for medical coverage premiums for up to 12 months following his date of termination. Mr. Schneider’s severance benefits are conditioned on, amongst other things, his execution of Freeline’s standard separation agreement and a general release of claims in Freeline’s favour. Further, if such termination of employment occurs within 12 months following a change in control of Freeline, Mr. Schneider will also be entitled to receive (i) his full year’s cash bonus for the year of such termination and (ii) accelerated vesting of any then unvested equity awards held by Mr. Schneider. The offer letter provides that if payments and benefits payable to Mr. Schneider would result in adverse tax consequences under Sections 280G and 4999 of the U.S. Internal Revenue Code, such payments will be cut back to the extent necessary to avoid such adverse tax consequences unless Mr. Schneider would be better off on an after-tax basis receiving the full amount of such payments and benefits.

Mr. Schneider is subject to 12-month non-competition and non-solicitation covenants.

Mr. Schneider is eligible to receive an annual bonus of up to 40 per cent. of his base salary, such bonus amount to be determined in Freeline’s sole discretion. Mr. Schneider is also eligible to participate in the Freeline Share Plans. He is also entitled to participate in health insurance plans, for which Freeline will pay the premium.

Freeline Non-Employee Directors

Chris Hollowood, Martin Andrews, Jeffrey Chodakewitz, Julia P. Gregory and Colin Love, all of whom are non-employee directors (the “Non-Employee Directors”), are engaged by Freeline under letters of appointment entered into on 22 June 2021. Non-Employee Directors receive annual fees of USD 40,000, with additional fees ranging from USD 4,000 to USD 15,000 for committee membership or committee chair service. Dr. Hollowood has served as Chairman of the Freeline Board or its predecessor since December 2015 and does not receive fees from Freeline.

Each of the Non-Employee Directors’ appointments is subject to annual election at the Annual General Meeting of Freeline. Freeline may also remove a Non-Employee Director before the expiry of his or her period of office at any time by special resolution, or ordinary resolution of which special notice has been given in accordance with Section 312 of the Act. Each of the Non-Employee Directors (other than Dr. Hollowood) is subject to a three-month non-competition covenant following their termination.

Each Non-Employee Director (other than Dr. Hollowood) is eligible to receive grants of non-qualified share options over Freeline Shares under the Freeline Equity Incentive Plan, with a term of ten years from the grant date, including an initial one-time share option grant upon appointment. The initial option grant vests one-third on each of the first, second and third anniversaries of the grant date, provided that the Non-Employee Director continues to provide service to Freeline on the applicable vesting date. Each Non-Employee Director (other than Dr. Hollowood) is also eligible to receive annual share option grants under the Freeline Equity Incentive Plan, which in 2023 consisted of options over an aggregate of 59,000 Freeline Shares (for Non-Employee Directors who served at the time such grants were made) and in 2022 consisted of options over an aggregate of 27,000 Freeline Shares (for Non-Employee Directors who served at the time such grants were made). The annual option grant vests in full on the first anniversary of the grant date, provided that the Non-Employee Director continues to provide service to Freeline on the applicable vesting date.

12.	Offer-related arrangements

Implementation Agreement

Explanatory Note Regarding the Implementation Agreement

The following is a summary of the material provisions of the Implementation Agreement, a copy of which is attached hereto as Annex A and which is incorporated by reference. This summary does not purport to be complete and may not contain all of the information about the Implementation Agreement that is important to shareholders. You should carefully read the Implementation Agreement in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the Implementation Agreement and not by this summary or any other information contained in this document.

The following summary of the Implementation Agreement is intended to provide information regarding the terms of the Implementation Agreement and is not intended to provide any factual information about Freeline or modify or supplement any factual disclosures about Freeline in its public reports filed with the SEC. In particular, the Implementation Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Freeline. The representations and warranties contained in the Implementation Agreement were made only for purposes of that agreement and as at specific dates, were solely for the benefit of the parties to the Implementation Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by the parties to each other. You should not rely on the representations and warranties contained in the Implementation Agreement as characterisations of the actual state of facts or condition of Freeline, Syncona, Bidco or any of their respective subsidiaries, affiliates or businesses. In addition, information concerning the subject matter of the representations, warranties and covenants may change, which subsequent information may or may not be fully reflected in Freeline’s public disclosures.

Structure of the Acquisition

The Acquisition will be implemented by means of a scheme of arrangement under Part 26 of the Act. The Scheme involves an application by Freeline to the Court to sanction the Scheme, pursuant to which all of the

Scheme Shares will be transferred to Bidco (and/or its nominees), in consideration for which holders of Scheme Shares will receive the Consideration of USD 0.433333 per ordinary share. The transfer of the Scheme Shares to Bidco, provided for in the Scheme, will result in the entire issued and to be issued share capital of Freeline (other than the Excluded Shares) being held by Bidco. Bidco reserves the right to elect, subject to the terms of the Implementation Agreement, to implement the Acquisition by way of a Takeover Offer for the entire issued and to be issued share capital of Freeline (other than the Excluded Shares) as an alternative to the Scheme.

When the Scheme becomes Effective

The Scheme will become Effective once all the Conditions have been satisfied or (where applicable) waived, the Scheme has been sanctioned by the Court and a copy of the Court Order has been delivered to the Registrar of Companies.

Company Incentive Arrangements

Freeline and Bidco have agreed the following treatment of outstanding Awards under the Freeline Share Plans upon completion of the Acquisition:

•

Freeline Equity Incentive Plan, Freeline Equity Inducement Plan and Freeline Share Option Plan: Upon the sanction of the Scheme by the Court, Awards granted under the foregoing Freeline Share Plans will, in accordance with the rules of the applicable Freeline Share Plan (from time to time), be cash cancelled. The amount of the cash cancellation payment payable, by Freeline in the next practicable payroll following the Effective Date, to each Freeline Share Plan participant will be equal in value to the Consideration that the relevant participant would have received in respect of the Acquisition, had their Awards fully vested and been settled in Freeline Shares and subsequently transferred to Bidco in accordance with the Scheme (net of any option exercise price and applicable income tax and social security contributions for which any Freeline Group company is required to withhold and account for to the relevant tax authority). Any Award which immediately before the Court Hearing has an exercise price which exceeds or equals the Consideration payable under the Scheme (being USD 0.433333 per Scheme Share), will be cash cancelled by Freeline for nil consideration (effective upon the sanction of the Scheme by the Court).

•	Freeline ESPP: Freeline Shares held under the terms of the Freeline ESPP will be subject to the Scheme on the same terms as all other Scheme Shares.

•

Employee Shares: All Employee Shares, whether or not they remain subject to the vesting arrangements under the IPO Vesting Agreement immediately prior to the sanction of the Scheme by the Court, will be deemed fully vested upon the sanction of the Scheme by the Court and will be subject to the Scheme on the same terms as all other Scheme Shares.

Freeline will repurchase all Unvested Employee Leaver Shares prior to the Effective Date.

Bonuses in respect of the financial year ending 31 December 2023 payable to Freeline Group employees under Freeline’s Short Term Incentive Plan, will be determined by assessing performance against applicable goals, and the quantum of the 2023 annual bonuses shall be a minimum of 100% of the applicable target amount.

Freeline and Bidco agreed under the Implementation Agreement that any cash retention awards or bonuses (other than bonuses awarded under Freeline’s Short Term Incentive Plan or certain sign-on bonuses awarded to new employees in the ordinary course of business) shall only be made to a Freeline Group employee by a member of the Freeline Group with the written consent of Bidco and subject to the relevant employee remaining employed with the Freeline Group on the Effective Date.

Representations and Warranties

The Implementation Agreement contains representations and warranties of Freeline, subject to certain exceptions in the Implementation Agreement and in the disclosure schedule delivered in connection with the Implementation Agreement as to, amongst other things:

•	corporate existence, power, good standing and qualification to do business;

•	corporate existence, good standing and ownership of subsidiaries;

•	organisational documents;

•	corporate authority and approvals relating to the execution, delivery and performance of the Implementation Agreement;

•	the enforceability of the Implementation Agreement against Freeline;

•	required filings with, and consents from, governmental entities in connection with the transactions contemplated by the Implementation Agreement;

•	the absence of any conflicts with or violations of organisational documents and other agreements or laws;

•	capital structure and indebtedness;

•	SEC documents, financial statements, and the establishment and maintenance of certain disclosure controls and procedures and internal control over financial reporting;

•

the absence of any changes, occurrences or developments that has had a material adverse effect with respect to Freeline, the absence of certain material changes in the business of Freeline since 30 June 2023;

•	real properties;

•	compliance with applicable laws and permits;

•	regulatory matters, including compliance with laws related to the safety, efficacy and quality of medicinal and pharmaceutical products;

•	compliance with the US Foreign Corrupt Practises Act of 1977 and other anti-corruption laws;

•	the absence of litigation;

•	intellectual property;

•	tax matters;

•	material contracts;

•	environmental matters;

•	insurance policies;

•

receipt by the Special Committee of an opinion of Leerink Partners as to the fairness, from a financial point of view, of the Consideration proposed to be paid to the holders of the Freeline Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement;

•	finders’ fees;

•	employee and benefit plan matters; and

•	privacy and data security.

The Implementation Agreement also contains representations and warranties of Bidco as to, amongst other things:

•	corporate existence, power, good standing and qualification to do business;

•	corporate authority, consents and approvals relating to the execution, delivery and performance of the Implementation Agreement;

•	the enforceability of the Implementation Agreement against Bidco;

•	the absence of any conflicts with or violations of organisational documents and other agreements or laws;

•	required filings with, and consents from, governmental entities in connection with the transactions contemplated by the Implementation Agreement;

•	Syncona Portfolio’s ownership of Bidco;

•	the absence of litigation; and

•	finders’ fees.

Some of the representations and warranties in the Implementation Agreement are qualified by materiality qualifications or a “material adverse effect” qualification with respect to either Freeline or Bidco, as discussed below.

For purposes of the Implementation Agreement, a “material adverse effect” with respect to Freeline means any state of facts, condition, development, circumstance, change, effect or event which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the condition (financial or otherwise), business, assets, liabilities or results of operations of Freeline and its subsidiaries, taken as a whole, or (ii) the ability of Freeline to fulfil its obligations under the Implementation Agreement or to consummate the Acquisition on or before the Long Stop Date. However, for purposes of clause (i), any state of facts, condition, development, circumstance, change, effect or event, whether alone or in combination related to the following will not be taken into account in determining whether there is, or would reasonably be expected to be, a Freeline “material adverse effect”:

•

changes in general economic conditions, or changes in securities, credit or other financial markets, in the United States or the UK, or conditions generally affecting the pharmaceutical or biotechnology industries;

•	acts of war, sabotage or terrorism or natural disasters or pandemics involving the United States or the UK;

•	changes of applicable law or Generally Accepted Accounting Principles (GAAP) or the interpretation thereof;

•

any event arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any change in, any applicable law or GAAP (or interpretations of any applicable law or GAAP), provided that such change is not at Freeline’s discretion in a manner inconsistent with past practise;

•

the announcement, pendency or consummation of the Implementation Agreement and the Acquisition, the identity of Bidco or any of its Affiliates or any communication by Bidco or any of its Affiliates regarding plans, proposals or projections with respect to Freeline or its employees (provided, however, that this shall not apply with respect to the representations and warranties (in whole or in relevant part) made by Freeline in the Implementation Agreement, the purpose of which was to address the consequences resulting from, relating to or arising out of the entry into or the announcement, pendency or consummation of the Implementation Agreement or the Acquisition);

•

the direct or indirect effects of: (1) any breach by Bidco of the terms of the Implementation Agreement; (2) any action that Bidco directs Freeline to take in writing or to which Bidco specifically consents in writing pursuant to the Implementation Agreement; or (3) any action specifically required to be taken by Freeline, or the failure of Freeline to take any action that Freeline is specifically prohibited by the terms of the Implementation Agreement from taking, to the extent Bidco fails to give its timely consent thereto after a written request therefor;

•	any failure of Freeline to meet any internal or public projections, forecasts, estimates of earnings or revenues;

•	the results of Freeline’s GALILEO-1 trial in FLT201; or

•

any proceedings, claim, suit or action made by a Freeline Shareholder: (i) arising out of or relating to the Implementation Agreement or the Acquisition; or (ii) relating to a breach of the fiduciary duties of the Special Committee to the Freeline Shareholders under applicable laws.

However, with respect to the matters described in the foregoing first, second, and third bullet points above, such impact will be taken into account to the extent that such changes or events disproportionately affect Freeline relative to other participants in the industry in which Freeline operates; the exception set forth in the seventh bullet point above will not prevent or otherwise affect a determination that any state of facts, condition, development, circumstance, change, effect or event underlying, or that may have contributed to, such failure has resulted in or contributed to a Freeline material adverse effect, and with respect to the matters described in the eighth bullet point above, the following matters in relation to the results of the Freeline’s GALILEO-1 trial in FLT201 may be taken into account in determining whether there is, or would reasonably be expected to be, a “material adverse effect” with respect to Freeline: (i) any material increase in alanine transaminase (ALT) or aspartame transaminase (AST) levels resulting in decreases in plasma enzyme glucocerebrosidase (GCase) levels to below (or failure to maintain such levels above) 20 µmol/L/H in a patient dosed with FLT201 in such trial; or (ii) any serious adverse event resulting in death or serious injury attributable to FLT201; or (iii) any circumstances resulting in (a) an actual clinical hold, or (b) an order issued by the FDA or other relevant regulator, in each case with respect to the GALILEO-1 trial, that would reasonably be expected to result in the termination of such trial; or (iv) any termination of the GALILEO-1 trial.

For the purpose of the Implementation Agreement, a “material adverse effect” with respect Bidco means a material adverse effect on Bidco’s ability to consummate the Acquisition.

Conduct of Business Pending Completion of the Acquisition

The Implementation Agreement provides that, during the period from 22 November 2023 until the earlier of (a) the Effective Date; and (b) the termination of the Implementation Agreement in accordance with its terms, except (i) as required or otherwise contemplated under the Implementation Agreement or as required by applicable law; (ii) as or required or otherwise contemplated under the Loan Documents (as defined in the Implementation Agreement) or; or (iii) with the written consent of Bidco (which consent shall not be unreasonably withheld, conditioned or delayed), Freeline shall, and shall cause each of its subsidiaries to, use reasonable endeavours to conduct the business in the ordinary course, preserve intact its material assets and business organisation and maintain its advantageous relationships with patients, material suppliers, material distributors and regulators, and to not to, subject in each case to certain specified exceptions, amongst other things:

•	authorise or pay any dividends on or make any distribution with respect to the outstanding shares of its share capital or Awards (in cash or in kind);

•

repurchase, redeem, repay, reduce or otherwise reacquire any Freeline Shares or other equity interests, or any Awards, rights, warrants or options to acquire any of the Freeline Shares or other equity interests (except for: (i) repurchases or forfeitures of Awards in connection with terminations of employment or service, as applicable (including, for the avoidance of doubt, any Unvested Employee Leaver Shares); and (ii) in respect of exercise price or tax withholding obligations in connection with the vesting or exercise of Awards in accordance with the terms of such Awards as in effect on the date hereof);

•	create, split, combine, subdivide or reclassify any Freeline Shares or other equity interests;

•

issue, grant or sell or otherwise dispose of any additional shares of, or other equity interests in, Freeline or any of its subsidiaries, or securities convertible into or exchangeable for such shares or equity interests or issue or grant any Awards, options, warrants, calls, subscription rights or other rights of any kind to acquire such shares, other equity interests or securities, except for: (i) the grant of Awards in connection with the Freeline Share Plans; and (ii) the issuance of shares upon settlement or exercise of any Awards;

•

amend or permit the adoption of any amendment to the Freeline Articles or other charter or organisational documents in a way that could impair, materially delay or prevent the ability of Freeline to consummate the Acquisition;

•

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any person or other business organisation or division thereof, other than in the ordinary course of business consistent with past practises and in an amount that does not exceed USD 250,000 in the aggregate, any properties or assets;

•	incur or guarantee any indebtedness or make any loans, capital contributions or advances to any person, other than to a wholly owned subsidiary of Freeline;

•	make, incur or authorise any capital expenditure (except for capital expenditures that do not exceed USD 250,000 in the aggregate);

•

amend or modify in any material respect, or waive any material rights under or cancel, fail to renew, voluntarily terminate, or assign any material contract, or enter into any contract which if entered into prior to 22 November 2023 would have been a material contract;

•

except with respect to tax matters, commence any new litigation involving claims for money damages in excess of USD 250,000; or enter into any material settlement, release, waiver or compromise of any pending or threatened litigation;

•

establish, adopt, enter into or terminate any benefit plan or any plan, scheme, programme, policy, agreement or arrangement that would be a benefit plan if it were in effect on 22 November 2023, except as otherwise permitted by the Implementation Agreement;

•

except as otherwise permitted by the Implementation Agreement or with respect to sign-on bonuses or certain additional fees payable to the Special Committee members, grant, increase, or pay any bonus, incentive, change in control, retention, severance, or termination payment or benefit, or increase the base compensation, cash bonus opportunity or other compensation of, or accelerate the vesting or payment of any payment or benefit payable to, any current or former employee, director or individual independent contractor of Freeline or any of its subsidiaries, except to the extent required by applicable law;

•	hire, engage, promote or terminate the employment or engagement of (other than for cause) any employee or director;

•	amend or modify in any way any employment agreement or supplementary terms entered into with a Senior Employee (as defined in the Implementation Agreement);

•	enter into any collective bargaining agreement or other agreement or understanding with any labour organisation;

•	adopt or implement any shareholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalisation or other reorganisation of Freeline or any of its subsidiaries;

•	enter into any new line of business that is not reasonably related to the business of Freeline and its subsidiaries as at 22 November 2023;

•	sell, assign, lease, mortgage, pledge, encumber, transfer of dispose of any of its material assets, except for the sale or other reduction of inventory in the ordinary course of business;

•

licence or otherwise dispose of the rights to use any material Freeline intellectual property rights, or disclose material trade secrets to a third party other than in the ordinary course of business pursuant to a non-disclosure or confidentiality agreement;

•	fail to maintain any of its material insurance policies in effect as of 22 November 2023, other than renewals or replacement of such policies with comparable coverage;

•	enter into any transaction with any Freeline Shareholder (legally enforceable or not) save, for the avoidance of doubt, the Implementation Agreement and the other related transaction documents; or

•

make or adopt any change in its accounting methods, principles, practises policies or procedures except as required by a concurrent change in GAAP, including, without limitation, any change in depreciation or amortisation policies or rates;

•

make or change any tax election, change an annual accounting period, adopt or change any tax accounting method, file any amended tax return, enter into any closing agreement, settle any tax claim or assessment relating to the Freeline Group, surrender any right to claim a refund of taxes, consent to any extension of waiver of the limitation period applicable to any tax claim or assessment relating to the filing of any tax return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action is outside of the ordinary course of business and would have the effect of materially increasing the tax liability of the Freeline Group for any period or materially decreasing any tax attribute of the Freeline Group; or

•	authorise any of, or agree or commit to take, any such actions.

Receipt of Acquisition Proposals

Pursuant to the Implementation Agreement, and as used throughout this document, an “Acquisition Proposal” means any inquiry, proposal or offer from any person (other than Bidco) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as reasonably determined by the Special Committee) of the assets (including share capital of Freeline’s subsidiaries) of Freeline and its subsidiaries, taken as a whole, or (B) shares carrying 20% or more of the aggregate voting power and economic rights of Freeline or (ii) any takeover offer, exchange offer, merger, consolidation, business combination, recapitalisation, liquidation, dissolution, share exchange or similar transaction involving Freeline that, if consummated, would result in any person (or the shareholders of any person) owning, directly or indirectly, shares carrying 20% or more of the aggregate voting power and economic rights of Freeline or the resulting direct or indirect parent of Freeline, other than, in each case, the Acquisition.

If at any time on or after 22 November 2023 and before the earlier of: (a) the Effective Date and; (b) the termination of the Implementation Agreement in accordance with its terms, Freeline or any of its subsidiaries or any of their representatives receives an unsolicited bona fide written Acquisition Proposal made or renewed from any person, then after providing notice to Bidco, the Special Committee and its representatives may contact such person solely to clarify the terms and conditions thereof, and if the Special Committee determines in good faith, after consultation with its financial advisers and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and the failure to take such action would constitute a breach of their fiduciary duties or would violate their obligations under the Act, then the Special Committee and its representatives may:

•

furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to Freeline and its subsidiaries to the person who has made such Acquisition Proposal; provided that Freeline will, as promptly as practicable (and in any event within 24 hours), provide to Bidco any non-public information concerning Freeline and its subsidiaries that is provided to any person pursuant to this bullet point to the extent access to such information was not previously provided to Bidco or its representatives; and

•

engage in or otherwise participate in discussions or negotiations with the person making such Acquisition Proposal for so long as Freeline and its representatives reasonably believe such Acquisition Proposal constitutes a Superior Proposal.

At any time after 22 November 2023 and before the earlier of: (a) the Effective Date and; (b) the termination of the Implementation Agreement in accordance with its terms, Freeline must: (i) promptly (and in any event within 24 hours) notify Bidco if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by Freeline or its subsidiaries, including the identity of any third party that makes such an inquiry, proposal or offer, and provide to Bidco a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, implementation agreement, co-operation agreement, acquisition agreement or similar agreement with respect thereto) and a summary of any material unwritten terms and conditions thereof; (ii) keep Bidco reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal permitted by the Implementation Agreement on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation); and (iii) to respond promptly to any reasonable requests made by Bidco in light of such information.

Pursuant to the Implementation Agreement, and as used throughout this document, a “Superior Proposal” means any bona fide written Acquisition Proposal that, if consummated, would result in a person (or the shareholders of any person) owning, directly or indirectly, (i) 80% or more of the aggregate voting power and economic rights of Freeline or the resulting direct or indirect parent of Freeline or (ii) all or substantially all of the assets (including share capital of Freeline’s subsidiaries) of Freeline and its subsidiaries, taken as a whole, (A) on terms which the Special Committee determines, in good faith, after consultation with outside counsel and its financial adviser, would be a Superior Proposal l to the Acquisition; and (B) which the Special Committee determines, in good faith, after consultation with outside counsel and its financial adviser, would result in the Special Committee being in breach of its fiduciary duties or violating its obligations under the Act or at common law if it failed to pursue, engage in or otherwise participate in discussions or negotiations with the person making such Acquisition Proposal.

Changes in Special Committee Recommendation

The Special Committee has unanimously recommended that Freeline Shareholders vote in favour of the Scheme and the Resolution, which recommendation is referred to as the “Special Committee Recommendation” in the Implementation Agreement. The Implementation Agreement permits the Special Committee to change its recommendation only in certain limited circumstances, as described below.

Except as expressly permitted by the Implementation Agreement:

•

the Special Committee shall not (i) withdraw (or modify in a manner adverse to Bidco), or publicly propose to withdraw (or modify in a manner adverse to Bidco), the Special Committee Recommendation; or (ii) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action listed in this bullet point being a “Company Adverse Change Recommendation”); or

•

none of the Special Committee or Freeline shall approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or execute or enter (or cause Freeline to) any contract with respect to any Acquisition Proposal, requiring, or reasonably expected to cause, Freeline to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Acquisition (other than an acceptable confidentiality agreement).

Notwithstanding anything to the contrary contained in the Implementation Agreement, at any time after 22 November 2023 and before the earlier of (i) the Effective Date and (ii) the termination of the Implementation Agreement in accordance with its terms, if Freeline or any of its subsidiaries has received a bona fide written Acquisition Proposal that is a Superior Proposal, then:

•	the Special Committee may make a Company Adverse Change Recommendation, or

•	Freeline may terminate the Implementation Agreement and implement such Superior Proposal, in both cases, if and only if:

•

Freeline has given Bidco prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating the Implementation Agreement at least four Business Days prior to making any such Company Adverse Change Recommendation or termination, and Bidco has not elected during such notice period to negotiate in good faith with respect to any revisions to the terms of the Acquisition or another proposal to the extent proposed by Bidco so that the terms proposed by Bidco are at least as favourable as the competing Acquisition Proposal; and

•

Freeline has provided Bidco information with respect to such Acquisition Proposal in accordance with the terms of the Implementation Agreement; and after giving effect to the proposals made by Bidco during such period, if any, after consultation with financial advisers or outside legal counsel, the Special Committee has determined, in good faith, that such Acquisition Proposal is a Superior Proposal and the failure to take such action would constitute a breach of the Special Committee’s fiduciary duties or would violate the Special Committee’s obligations under the Act.

Each of the above bullet points will also apply to any material amendment to any Acquisition Proposal or any matching Acquisition Proposal made by Bidco and require written notice of Freeline’s intention to consider making a Company Adverse Change Recommendation or terminating the Implementation Agreement, except that the references to four Business Days will be three Business Days.

If Bidco delivers a matching Acquisition Proposal, the Special Committee shall deliver a revised Special Committee Recommendation in respect of Bidco’s matching Acquisition Proposal and the terms of the Implementation Agreement shall apply mutatis mutandis.

In the event that Bidco in response to an Acquisition Proposal, proposes terms that are at least as favourable as the competing Acquisition Proposal, unless such competing party proposes a further Superior Proposal following Bidco’s proposal, within four Business Days of Bidco’s proposal, Freeline will, and will procure its affiliates and representatives to, terminate all discussions with the other party.

Enforceability of Undertakings

Freeline and Bidco have agreed that, without prejudice to any other remedy which may be available to Bidco, Bidco shall be entitled to seek injunctive or other equitable relief in relation to any breach or prospective breach of the undertakings relating to the conduct pending completion of the Acquisition as set out in the Implementation Agreement, it being acknowledged that an award of damages may not be an adequate remedy for such a breach.

Freeline has agreed with Bidco to procure that its subsidiaries and each of its and their respective representatives is made aware of and complies with each of the undertakings contained in the clause relating to conduct pending completion of the Acquisition as set out in the Implementation Agreement.

Implementation of the Acquisition

Freeline and Bidco have agreed that Freeline will use all reasonable endeavours to implement the Scheme in accordance with the terms of, and the timetable set out in this document, and to consult with Bidco in relation to such implementation.

Freeline and Bidco shall cooperate with each other and use reasonable endeavours to take, or cause to be taken, all actions necessary to consummate the Acquisition and (i) shall make all filings (if any) and give all notices (if any) required to be made or given by such party (pursuant to any applicable law or contract, or otherwise), including any required filings with or notices to any governmental authority, in connection with the Acquisition; (ii) shall use reasonable endeavours to obtain each consent (if any) required to be obtained

(pursuant to any applicable law or contract, or otherwise) by such party in connection with the Acquisition (provided, that in no event shall Bidco or Freeline be required to pay any monies or agree to any material undertaking in connection with the foregoing); (iii) shall submit promptly any information reasonably requested by any governmental authority in connection with the Acquisition or the filings made or notices; and (iv) shall use reasonable endeavours to lift any restraint, injunction or other legal bar to the Acquisition. Each party shall promptly deliver to the other party a copy of each such filing made, notice given and consent obtained prior to the Effective Date.

Freeline and Bidco each acknowledges that circumstances may arise whereby it may be considered preferable for the Acquisition to be implemented by way of a Takeover Offer. If, in Bidco’s opinion, such is the case then it may inform the Special Committee and the Special Committee agrees to enter into good faith discussions with Bidco regarding the preferred structure of the Acquisition, taking into account, amongst other things, the prospect of the Acquisition succeeding. The Special Committee will consent to the Acquisition being implemented by way of a Takeover Offer (rather than by way of the Scheme) (an “Agreed Switch”), unless the Special Committee determines in good faith, after consultation with outside counsel and its financial adviser, that providing such consent would result in the Special Committee being in breach of its fiduciary duties or violating its obligations under the Act or at common law.

In the event that the Special Committee does not provide its consent to the Acquisition being implemented by way of a Takeover Offer, Bidco shall be entitled to proceed with such Takeover Offer (without the Special Committee Recommendation) and Freeline agrees that it will promptly (and in any event within three Business Days) following request by Bidco, provide or cause to be provided to Bidco mailing labels, security position listings, any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the record holders of Freeline Shares, in each case that are accurate and complete as of the most recent practicable date, and shall furnish Bidco with such additional available information (including, but not limited to, periodic updates of such information) and such other assistance as Bidco or their agents may reasonably request in communicating the Takeover Offer to the record and beneficial holders of Freeline Shares.

In the event of an Agreed Switch:

•

Freeline and Bidco have agreed that the Takeover Offer will be conducted in compliance with US tender offer rules, including the requirement that such Takeover Offer be open for a period of at least 20 Business Days;

•	the acceptance condition shall be set at not less than 75 per cent. of the Freeline Shares (including, for the avoidance of doubt, any Freeline Shares already owned by Bidco or any of its affiliates);

•

neither Bidco nor its affiliates or representatives shall take any action which would cause the Takeover Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the acceptance condition to the Takeover Offer for as long as the Takeover Offer is open for acceptance; and

•

Bidco shall keep Freeline informed, on a regular basis and in any event when next informed by the receiving agent following a request from Freeline, of the number of the Freeline Shares in respect of which the Freeline Shareholders have validly returned their forms of acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such shareholders.

In the event of an Agreed Switch, the Implementation Agreement shall continue in force until terminated pursuant to its terms, and shall be construed as far as possible to give effect to the intentions of the parties under the Implementation Agreement.

Save as otherwise permitted by the Implementation Agreement, Freeline shall not, and shall procure that none of its subsidiaries or representatives shall, take or knowingly omit to take any action that may result in the Acquisition being frustrated or in Freeline Shareholders being denied the opportunity to decide on its merits.

This document and the Scheme

Freeline will procure that this document shall include the Special Committee Recommendation and that subject to the provisions of the Implementation Agreement, nothing will prevent the Special Committee from: (i) considering any proposal received from any other person between 22 November 2023, and the earlier of the termination of the Implementation Agreement in accordance with its terms and the Effective Date; or (ii) adjourning or postponing or delaying the General Meeting if Freeline receives a proposal from any other person and the Special Committee determines that such proposal is a Superior Proposal.

Bidco has agreed to, amongst other things, provide promptly to Freeline all such information about itself and the Bidco Directors as may reasonably be requested by Freeline for the purpose of inclusion in this document and to provide such other co-operation and assistance as may reasonably be required in connection with the preparation of this document, provided that Freeline submits, or procures the submission of, drafts and revised drafts of this document to Bidco for review and considers its reasonable comments in relation thereto.

Freeline has agreed to, amongst other things:

•

promptly provide Bidco with such information that Bidco may reasonably require in connection with implementing the Acquisition about Freeline’s shareholder and other statutory registers, including, but not limited to, information about the Freeline ADS Holders;

•

prior to the General Meeting and Court Meeting, keep Bidco informed of the number of proxy votes received in respect of the resolutions to be proposed at the General Meeting and the Court Meeting and promptly to provide Bidco with details of any material changes to Freeline’s shareholder and other statutory registers, including, without limitation, any material changes to the Freeline ADS Holders, which occur prior to the Effective Date;

•

cooperate with and provide such details to Bidco and its advisers in relation to the Freeline Share Plans and Awards thereunder as Bidco or its advisers may reasonably request and to communicate with participants of the Freeline Share Plans as necessary or desirable to implement the Acquisition in the manner contemplated by the Implementation Agreement;

•

co-ordinate with Bidco for the purpose of obtaining any tax clearances that Bidco may reasonably require to be obtained in connection with the Scheme and the Acquisition, to provide drafts of any such application for clearance and take into account Bidco’s reasonable comments and not to despatch any application for such clearance without the prior written consent of Bidco;

•

provide, and procure that each member of the Freeline Group provides, promptly to Bidco and its advisers such information, documentation and access to the management, employees, facilities and assets of the Freeline Group and its advisers and independent auditors as is reasonably requested by Bidco for the purposes of implementing the Acquisition (including, without limitation, information provided to any member of the Freeline Group by the receiving agent), post-Acquisition planning, verifying Freeline’s business plan and preparing or making any filing, notification or submission with a tax authority or governmental authority in connection with the Acquisition; and

•	take any action not otherwise contemplated under the Implementation Agreement and which is reasonably requested by Bidco to implement the Acquisition.

If any supplemental circular (or related materials) or document is required to be published by Freeline in connection with the Acquisition or, subject to the prior written consent of Bidco, any variation or amendment to the Acquisition (a “Supplement”), Bidco shall, as soon as reasonably practicable, provide such co-operation and information (including such information as is necessary for the Supplement to comply with all applicable legal and regulatory provisions) as may be required or reasonably requested by Freeline in order to finalise the relevant Supplement. Freeline shall submit, or procure the submission of drafts and revised drafts of the Supplement to Bidco in reasonable time for review and shall consider Bidco’s reasonable comments in relation thereto.

Subject to Bidco discharging its obligations under this provision, Freeline and Bidco have agreed that they shall use best efforts to jointly prepare and shall file with the SEC, as promptly as practicable following execution of the Implementation Agreement and in any event no later than 10 Business Days after the date of the Implementation Agreement, or such later date as the parties agree in writing, a Schedule 13E-3, which will include this document as an exhibit. Bidco and Freeline shall furnish to each other all information concerning such party as may be reasonably requested in preparation of the Schedule 13E-3 and this document. Thereafter:

•

each party shall promptly provide the other party with copies of any written comments, or inform the other party of any oral comments, from the SEC with respect to the Schedule 13E-3 and/or this document and shall respond as promptly as reasonably practicable to any such comments after providing the other party reasonable opportunity to review and comment on any draft correspondence and giving reasonable consideration to such comments; and each party shall provide the other party a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments;

•

Freeline and Bidco shall, as promptly as reasonably practicable: (a) prepare and file any amendments to the Schedule 13E-3 and/or this document, as applicable, which are necessary to be filed in response to any such comments from the SEC; (b) use its reasonable endeavours to have the Schedule 13E-3 cleared by the staff of the SEC; and (c) to the extent required by applicable law, as promptly as reasonably practicable, prepare and file any amendments to the Schedule 13E-3 and/or this document;

•

if either party becomes aware that any information supplied by such party for inclusion in the Schedule 13E-3 or this document shall have become false or misleading in any material respect, then: (i) such party shall promptly inform the other; and (ii) the parties shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any necessary amendment or supplement to the Schedule 13E-3 and/or this document, as applicable, and shall, as required by law, cooperate in disseminating the information contained in such amendment or supplement to the Freeline Shareholders;

•

Freeline and Bidco shall file with the SEC the final Schedule 13E-3, which will include this document as an exhibit, and disseminate such Schedule 13E-3 containing this document to Freeline Shareholders as promptly as reasonably practicable following the Court hearing to convene the Scheme; and

•	the parties shall use reasonable endeavours to cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC.

Freeline and Bidco have agreed that, where Bidco elects to implement the Implementation Agreement by way of a Takeover Offer and the Special Committee has provided its written consent to such election, Bidco shall prepare the takeover offer document and tender offer statement to be filed with the SEC (together, the “Bidco Offer Documents”) and shall use all reasonable endeavours to cause the tender offer statement be cleared by the staff of the SEC. In preparing the Bidco Offer Documents, Bidco shall submit, or procure the submission of drafts and revised drafts of, the Bidco Offer Documents to Freeline for review, and shall consider Freeline’s reasonable comments in relation thereto.

Directors’ and Officers’ Indemnification and Insurance

Freeline and Bidco have agreed that, from and after the Effective Date, Bidco shall cause Freeline and each of its subsidiaries to the fullest extent permitted by applicable law:

•

to indemnify, defend and hold harmless any directors, managers and officers of Freeline or any of its subsidiaries and any person who was a director, manager or officer of Freeline or any of its subsidiaries in the six years prior to the Effective Date (collectively referred to in the Implementation Agreement as the “D&O indemnified parties,”) against any liability arising in connection with or in relation to such D&O indemnified party’s position as a director, manager or officer of Freeline or any of its subsidiaries at least to the extent such D&O indemnified party is indemnified immediately prior to the

Effective Date pursuant to the Freeline Articles or any deed of indemnity or other agreement between such D&O indemnified party and Freeline or any of its subsidiaries; and

•

to maintain in effect for a period of six years after the Effective Date, (i) if available, the current policies of directors’ and officers’ liability insurance maintained by Freeline or any of its subsidiaries immediately prior to the Effective Date for the benefit of any D&O indemnified party or (ii) to provide substitute policies of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the D&O indemnified parties when compared to the insurance maintained by Freeline and its subsidiaries as at 22 November 2023; or

•

to obtain as at the Effective Date “tail” directors’ and officers’ liability insurance policies with a claims period of six years from the Effective Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the D&O indemnified parties when compared to the insurance maintained by Freeline and its subsidiaries as at 22 November 2023, in the case of (i) each of the three bullet points above, with respect to claims arising out of or relating to events which occurred on or prior to the Effective Date and (ii) the second and third bullet points above, provided that Bidco shall not be required to maintain such policies if the cost exceeds three times the annual cost of the current policies of directors’ and officers’ liability insurance maintained by Freeline or any of its subsidiaries immediately prior to the Effective Date.

If, following the Effective Date, Freeline or any of its subsidiaries, or any of their respective successors or assigns: (i) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Freeline or any of its subsidiaries or any of their respective successors or assigns, as the case may be, shall assume all of the obligations set forth in the directors’ and officers’ indemnification and insurance provisions of the Implementation Agreement.

The rights of the D&O indemnified parties under the directors’ and officers’ indemnification and insurance provision of the Implementation Agreement shall be in addition to any rights such D&O indemnified parties may have under the Articles or other comparable organisational documents of Freeline or any of Freeline’s subsidiaries, or under any applicable contracts or applicable law, and Bidco shall, and shall cause Freeline and each of its subsidiaries to, honour and perform under all indemnification agreements entered into by Freeline or any of its subsidiaries, as applicable, as in effect on 22 November 2023 and to the extent set out in Schedule VI of the Implementation Agreement.

Upon execution of the Implementation Agreement, Freeline will deliver to Bidco an extract of the resolutions of the Special Committee pursuant to which the Acquisition was approved and the Special Committee Recommendation was given.

On the Effective Date, Freeline shall deliver resignation letters in the agreed form from the directors and/or secretary (if any) of the applicable members of the Freeline Group, the identity of whom Bidco notifies the Freeline prior to the Effective Date.

At or immediately prior to the Effective Date (subject to the Effective Date taking place), Freeline will procure that at a duly convened meeting of the Special Committee it will be resolved that:

•	the Acquisition and the Scheme will be approved for registration at Companies House and in Freeline’s shareholder and other statutory registers;

•	any resignations pursuant to this provision will be approved; and

•

any appointments of directors and/or secretary (if any) to the boards of the applicable members of the Freeline Group, the identity of whom Bidco notifies the Freeline prior to the Effective Date, will be approved.

Transaction Litigation

Freeline shall as promptly as reasonably practicable notify Bidco in writing (and shall thereafter keep Bidco informed on a current basis with respect to), and shall give Bidco the opportunity to participate in the defence and settlement of any litigation related to the Acquisition or related transactions, including the right to review and comment on all filings and responses to be made by Freeline and to attend any negotiations and discussions with third parties related thereto. Freeline shall not agree to settle any such litigations without Bidco’s prior written consent.

Nasdaq; Post-Closing SEC Reports; Termination of Deposit Agreement

At any time after 22 November 2023 and before the earlier of the Effective Date and the termination of the Implementation Agreement in accordance with its terms, Freeline shall cooperate with Bidco and use reasonable best endeavours to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under laws and rules and policies of Nasdaq to enable the delisting by Freeline of the Freeline ADSs from Nasdaq and the deregistration of the Freeline ADSs and the Freeline Shares in accordance with the Exchange Act promptly after the Effective Date.

As soon as reasonably practicable after the Effective Date, Freeline shall provide notice to the Depositary to terminate the Deposit Agreement.

Other Covenants and Agreements

The Implementation Agreement also contains additional covenants, including, amongst others, covenants relating to the filing of this document; the satisfaction of any Awards subject to and in accordance with the schedule to the Implementation Agreement relating to the Freeline Share Plans; Bidco’s right to seek injunctive or other equitable relief in relation to any breach or prospective breach of the undertakings described above in the following sections of this description of the Implementation Agreement: “Conduct Pending Completion of the Acquisition,” “Receipt of Competing Acquisition Proposals,” “Special Committee Recommendation” and any other covenants included in Clause 10 of the Implementation Agreement; the delisting of Freeline ADSs and deregistration of Freeline ADSs and Freeline Shares, and public announcements with respect to the Acquisition.

Conditions to the Acquisition

The Conditions to the Acquisition are set out in Part IV (Conditions to and Further Terms of the Scheme and the Acquisition) of this document. The Acquisition is conditional upon the Scheme becoming unconditional and becoming Effective, by no later than 11.59 p.m. (GMT) on the Long Stop Date. The Scheme is conditional on:

•

approval by a majority in number of the Scheme Shareholders representing not less than 75 per cent. in value of the Scheme Shares (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting that may be required by the Court or at any adjournment of any such meeting;

•	all resolutions necessary to approve and implement the Scheme being duly passed by the requisite majority or majorities at the General Meeting or at any adjournment of that meeting;

•

the sanction of the Scheme by the Court with or without modification (but subject to any such modification being acceptable to Bidco and Freeline) and, following such sanction, the delivery of a copy of the Court Order to the Registrar of Companies; and

•	the Court Hearing being held on or before the date immediately preceding the Long Stop Date (or such later date, if any, as Bidco and Freeline may agree and the Court may allow).

If any Condition is not capable of being satisfied by the date specified therein, Bidco shall make an announcement through GlobeNewswire or another national news wire service as soon as practicable and, in any event, by not later than 7.00 a.m. (Eastern Standard time) on the Business Day following the date so specified, stating whether Bidco has invoked that Condition or, with the agreement of Freeline, specified a new date by which that Condition must be satisfied.

In addition, Bidco and Freeline have agreed that the Acquisition will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme Effective will not be taken unless the following Conditions have been satisfied or, where relevant, waived:

•

no law having been enacted, issued, enforced or entered into, and no preliminary or permanent injunction, judgment or ruling having been issued by any governmental authority that is, in either case, in effect and enjoins, restrains, prevents or prohibits or otherwise makes illegal the Acquisition;

•

except as disclosed, the accuracy of the representations and warranties set out in the Implementation Agreement both as at 22 November 2023 and as at 11.59 p.m. (GMT) on the date immediately preceding the Court Hearing as though made at that time (except for any such representations and warranties made as at a particular date or period, which representations and warranties must be true and correct only as at that date or period), subject in most cases to either a materiality standard or a Company Material Adverse Effect;

•

Freeline having performed or complied in all material respects with all obligations, agreements and covenants required by the Implementation Agreement to be performed or complied with by it at or prior to 9.00 a.m. (GMT) on the date of the Court Hearing;

•	since 22 November 2023, no Company Material Adverse Effect having occurred and be continuing;

•

Freeline having delivered to Bidco a certificate, effective as of 9.00 a.m. (GMT) on the date of the Court Hearing and signed by an authorised officer of Freeline, certifying that the Conditions set forth in the first to fourth bullets point above have been satisfied; and

•

in the event that Bidco, acting reasonably and in good faith, is satisfied that the Acquisition is a notifiable acquisition within the meaning of section 6 of the NSI Act and, having made a notification as regards the Acquisition to the Secretary of State, the Secretary of State having notified Bidco: (i) that the notification requirement has been waived or is otherwise not required, on a basis which provides reasonable legal certainty to Bidco that completing the Acquisition will not be unlawful or result in the Acquisition being rendered legally void or incurring criminal or civil penalties; or (ii) that no further action will be taken in relation to the Acquisition pursuant to Section 14(8)(b)(ii) of the NSI Act; or by way of a final notification pursuant to Section 26 of the NSI Act, that no further action in relation to the call-in notice is to be taken; or by way of a final order pursuant to Section 26 of the NSI Act, provided that such order does not prohibit consummation of the Acquisition.

Termination

The Implementation Agreement may be terminated in the following circumstances:

•	upon agreement in writing between Bidco and Freeline at any time prior to the Effective Date;

•

by Freeline, in response to a Superior Proposal (as detailed in this section under the heading “Special Committee Recommendation”) subject to Freeline having complied with various provisions of the Implementation Agreement;

•	by either Bidco or Freeline, by written notice to the other, if:

•

the Effective Date has not occurred by the Long Stop Date (provided that, notwithstanding any other provision of the Implementation Agreement, the right to terminate the Implementation Agreement pursuant to this provision shall not be available to any party whose material breach of the Implementation Agreement has caused the failure of the Effective Date to have occurred by the Long Stop Date);

•

this document is not distributed to the Freeline Shareholders in accordance with the Implementation Agreement (provided that the right to terminate the Implementation Agreement pursuant to this provision shall not be available to a party whose breach of any provision of the Implementation Agreement shall have been the primary cause of such failure to distribute this document in accordance therewith); or

•

an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition and such injunction shall have become final and non-appealable (provided that the right to terminate the Implementation Agreement pursuant to this provision point shall not be available to a party whose breach of any provision of the Implementation Agreement shall have been the primary cause of such injunction);

•	by Bidco, by written notice to Freeline, if:

•	the Special Committee notifies Bidco or publicly states that it no longer recommends (or intends to recommend) that the Freeline Shareholders vote in favour of the Acquisition;

•

following the Court Meeting or the General Meeting the Special Committee notifies Bidco in writing or publicly states that Freeline will not seek the sanctioning of the Scheme by the Court or Freeline announces that it has adjourned or postponed the Court Hearing;

•

(i) the Special Committee effects a Company Adverse Change Recommendation, (ii) the Special Committee shall have failed to include the Special Committee Recommendation in this document or the Schedule 14D-9 (as applicable) when published; or

•

Freeline breaches any of its representations and warranties set out in the Implementation Agreement or fails to perform any covenant or obligation in the Implementation Agreement on the part of Freeline such that certain Conditions would not be satisfied and cannot be cured by Freeline by the Long Stop Date or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Bidco gives Freeline written notice of such breach or failure to perform; provided, however, that Bidco shall not have the right to terminate the Implementation Agreement pursuant to this provision if Bidco is then in material breach of any representation, warranty, covenant or obligation hereunder;

each of the bullet points above being a “Relevant Withdrawal Event”; provided that for the purposes of this provision, any holding statement(s) issued by the Special Committee to the Freeline Shareholders following a change of circumstances shall not itself constitute a Relevant Withdrawal Event so long as any such holding statement contains an express statement that such recommendation is not withdrawn and does not contain a statement that the Special Committee intends to withdraw such recommendation; and

•	by Freeline, with written notice to Bidco, if

•

Bidco breaches any of its representations and warranties set out in the Implementation Agreement or fails to perform any covenant or obligation in the Implementation Agreement on the part of Bidco, in each case, if such breach or failure would reasonably be expected to prevent Bidco from consummating the transactions contemplated by the Implementation Agreement and such breach or failure cannot be cured by Bidco by the Long Stop Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Bidco gives Freeline written notice of such breach or failure to perform; provided, however, that Freeline shall not have the right to terminate the Implementation Agreement pursuant to this provision if Freeline is then in material breach of any representation, warranty, covenant or obligation hereunder; or

•

the Special Committee does not provide its consent to the Acquisition being implemented by way of a Takeover Offer and Bidco subsequently proceeds to make a Takeover Offer; provided that, if the Implementation Agreement is terminated in accordance with this provision, Freeline’s obligations in relation to such Takeover Offer shall survive termination for the duration of such Takeover Offer.

In the event of the termination of the Implementation Agreement pursuant to its terms, the Implementation Agreement will be terminated and there shall be no other liability between Freeline, on the one hand, or Bidco, on the other hand, save that the Confidentiality Agreement (as defined below) and certain sections of the Implementation Agreement relating to interpretation; fees, costs, payments and transfer taxes; remedies and waivers; and other miscellaneous provisions will survive termination.

Fees, Costs, Payments and Transfer Taxes

Without prejudice to its other rights pursuant to the Implementation Agreement (or in relation to a breach by any party of the terms of the Implementation Agreement), each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of the Implementation Agreement and any other agreement incidental to the implementation of the Acquisition or referred to in the Implementation Agreement.

Notwithstanding any other provision of the Implementation Agreement, all tax returns with respect to any excise, sales, use, transfer (including real property transfer), stamp duty, documentary, filing, recordation and other similar taxes arising directly or indirectly from the entry into the Implementation Agreement or the Acquisition (defined in the Implementation Agreement as “transfer taxes”) shall be timely filed by the party responsible for such filing under applicable law (provided that the parties hereto shall cooperate in the preparation and filing of any tax returns with respect to the transfer taxes, including by promptly supplying any information in their possession that is reasonably necessary for the preparation and timely filing of such tax returns or the payment of any amounts pursuant to this provision). All stamp duty (and all reasonable out-of-pocket costs for the preparation of such tax returns) shall be borne by Bidco.

Bidco shall be entitled to deduct and withhold (or to direct Freeline to deduct and withhold) from the Consideration otherwise payable pursuant to the Implementation Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any applicable laws related to tax. To the extent that amounts are so deducted and withheld and timely remitted to the appropriate tax authority by Bidco (or Freeline), such amounts shall be treated for all purposes of the Implementation Agreement as having been paid to the person in respect of which Bidco (or Freeline) made such deduction and withholding. Any amount so withheld will timely be remitted to the appropriate governmental authority.

Remedies and Waiver

No delay or omission by any party to the Implementation Agreement in exercising any right, power or remedy provided by law or under the Implementation Agreement shall affect that right, power or remedy or operate as a waiver of it.

No waiver of any right, power or remedy provided by law or under the Implementation Agreement shall have effect unless given by notice in writing and executed by or on behalf of each of the parties.

The single or partial exercise of any right, power or remedy provided by law or under the Implementation Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

The rights, powers and remedies provided in the Implementation Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

Without prejudice to any other rights and remedies which a party may have, each party (each being, as applicable, for the purposes of this provision the “undertaking party”) acknowledges and agrees that the other party would be materially harmed by a breach of any of the provisions of the Implementation Agreement and that damages alone would not be an adequate remedy for any such breach. Accordingly, the undertaking party acknowledges that the other party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and the undertaking party agrees that it shall not contest the appropriateness or availability thereof), for any threatened or actual breach of any provision of the Implementation Agreement and no proof of special damages shall be necessary for the enforcement by a party of its rights under this the Implementation Agreement.

The Implementation Agreement may be executed in any number of counterparts, and by or on behalf of the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of the Implementation Agreement, but all the counterparts shall together constitute but one and the same instrument.

Governing Law

Each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England and Wales and waives any objection to any proceedings in such courts or on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

Confidentiality Agreement

Freeline and Syncona Investment entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which each party has undertaken to keep confidential information relating to the other and to the Acquisition and not to disclosure it to third parties (with certain exceptions). These confidentiality obligations will remain in force for 30 months after the date of the Confidentiality Agreement.

Convertible Loan Note Certificate

Freeline has issued the Original Notes to Syncona Portfolio pursuant to the Loan Note Certificate. On completion of certain business and acquisition-related milestones, Freeline will issue the Additional Notes pursuant to the Loan Note Certificate. The obligations owed by Freeline in respect of the Notes are secured by the Security Agreements.

The Notes bear interest at a rate of 12% per annum. Interest on the Notes capitalises monthly in arrears. Upon repayment or conversion, a premium of 10% of the principal outstanding (excluding capitalised interest) will be added to the loan balance. It is expected that the Notes will mature on 20 November 2024, subject to earlier conversion or repayment.

The Loan Note Certificate contains customary undertakings and events of default (subject, in each case, to certain agreed exceptions, materiality qualifiers, carve-outs and grace periods). These include, amongst other things:

•	undertakings regarding the provision of certain information to holders of the Notes; and

•

events of default for non-payment, breach of obligations, cross default, enforcement proceedings, enforcement of security, insolvency, insolvency proceedings, cessation of business, cessation or suspension of trading, material adverse effect, insufficient number of conversion ADSs and discharge of security.

Security Agreements

Pursuant to the Security Agreements, Freeline, Freeline Holdings and Freeline Therapeutics have granted fixed and floating charges over all of their assets (and assigned certain assets) to Syncona Portfolio to secure Freeline’s obligations under the Notes. If an event of default were to occur under the Loan Note Certificate, subject in various cases to certain cure rights, Syncona Portfolio would be entitled to enforce the Security Agreements and dispose and liquidate some or all of the assets secured by the Security Agreements in order to discharge the amount owed to Syncona Portfolio under the Notes.

The Security Agreements contain customary representations and undertakings. These include, amongst other things:

•

representations regarding status, binding obligations, non-conflict with other obligations, power and authority, validity and admissibility in evidence, governing law and enforcement, pari passu ranking and security; and

•	undertakings regarding the granting of security, the disposal of assets, pensions, merger, financial assistance, the provision of financial reports and notification of an event of default.

13.	Material Contracts

In addition to the disclosures and descriptions provided elsewhere in this document, below are descriptions of additional material agreements relating to Freeline.

On 11 November 2022, Freeline’s subsidiary, Freeline Therapeutics, signed a purchase agreement to sell its German subsidiary, Freeline Therapeutics GmbH, and certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH, to Ascend for an overall consideration of $25 million, subject to purchase price adjustments (the “Subsidiary Sale”). The Subsidiary Sale closed on 8 February 2023.

At closing, Freeline Therapeutics and Ascend entered into an intellectual property deed of assignment and licence, pursuant to which Freeline Therapeutics assigned certain intellectual property rights pertaining to the business of Freeline Therapeutics GmbH to Ascend, including certain patents and know-how related to chemistry, manufacturing and controls capabilities and technologies. Ascend granted a non-exclusive, royalty-free, perpetual, irrevocable, worldwide licence back to Freeline Therapeutics of the assigned rights necessary to develop or commercialise its current product candidates.

At closing, Freeline Therapeutics and Ascend also entered into a transition services agreement (the “Transition Services Agreement”), pursuant to which Ascend will provide certain services in the area of development and manufacturing to Freeline Therapeutics and its affiliates. Freeline Therapeutics agreed to utilise, and Ascend agreed to make exclusively available to Freeline, no fewer than 15 full-time employee equivalents (as defined in the Transition Services Agreement) (“FTE”), per annum for a guarantee period of 18 months following the Transition Services Agreement’s effective date. Freeline Limited also agreed to pay Ascend a guaranteed minimum of approximately $7.9 million in respect of FTE costs during such period, $2.6 million of which were paid upfront. The Transition Services Agreement will terminate three years after its effective date, unless earlier terminated by the parties in accordance with its terms.

On 11 January 2024, Freeline Therapeutics and IDT entered into a manufacturing services agreement (the “Manufacturing Services Agreement”), pursuant to which Freeline Therapeutics has engaged IDT to perform certain services in relation to its FLT201 product candidate, including the manufacturing of material for a Phase III clinical trial. Freeline Therapeutics is required to make an advance, non-refundable payment to IDT upon execution of each work package under the Manufacturing Services Agreement and additional payments upon initiation and completion of the services set forth in such work package. Freeline Therapeutics granted a non-exclusive, non-transferable, revocable, limited licence to IDT of certain intellectual property for the sole purpose of IDT performing such services. The Manufacturing Services Agreement will remain in force until 11 January 2029 and be automatically renewed for consecutive 36-month terms, unless earlier terminated by the parties in accordance with its terms.

14.	Material Litigation

As at the date of this document, Freeline is not aware of any litigation, arbitration proceedings, prosecution or other legal or regulatory proceedings to which any member of the Freeline Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by Freeline or any of Freeline’s subsidiaries against or in respect of any member of the Freeline Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the Freeline Group which is material in the context of the Freeline Group taken as a whole.

On 21 December 2023 and 2 January 2024, counsel for Freeline received letters (collectively, the “Demand Letters”) from counsel for certain purported shareholders of Freeline alleging that this document, and the Schedule 13E-3, contains materially misleading and incomplete statements with respect to the Acquisition, and demanding that Freeline provide corrective disclosures to remedy such alleged misleading and incomplete statements. As of the date hereof, no complaint has been filed with respect to the Demand Letters. Freeline believes that the allegations in the Demand Letters are without merit and that corrective disclosures are not required or necessary under applicable laws.

15.	Selected Freeline Historical Financial Information

The following tables set forth selected historical consolidated financial information of Freeline for each of the two years ended 31 December 2021 and 2022 and the nine months ended 30 September 2023 and 2022. The historical consolidated statements of operations data for the two years ended 31 December, 2021 and 2022 and the consolidated balance sheet data as of 31 December 2021 and 2022 have been derived from the audited consolidated financial statements of Freeline, prepared in accordance with U.S. GAAP included in Freeline’s annual report on Form 20-F for the fiscal year ended 31 December 2022, filed on 4 April 2023, beginning on page F-l, which are incorporated into this document by reference. The historical consolidated statements of operations data for the nine months ended 30 September 2023 and 2022 and the consolidated balance sheet data as of 30 September 2023 have been derived from the unaudited condensed consolidated financial statements of Freeline, prepared in accordance with U.S. GAAP included in Freeline’s report on Form 6-K, furnished to the SEC on 1 December 2023. The consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, Freeline’s audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in Freeline’s annual report on Form 20-F for the fiscal year ended 31 December 2022 and Freeline’s unaudited condensed consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Freeline’s report on Form 6-K furnished to the SEC on 1 December 2023, both of which are incorporated into this document by reference. See The section entitled “Availability of Information” in paragraph 11 of Part II (US Special Factors) for a description of how to obtain a copy of such reports.

	September 30,	December 31,	December 31,
	2023	2022	2021
	(in thousands, except share and per share data)
Consolidated Balance Sheet Data:
Current assets	$33,996	$67,627	$128,292
Noncurrent assets	15,223	19,014	12,833
Total assets	49,219	86,641	141,125
Current liabilities	17,477	30,966	20,684
Noncurrent liabilities	1,702	3,261	—
Total liabilities	19,179	34,227	20,684
Total shareholders’ equity	30,040	52,414	120,441

	Nine Months Ended September 30,
	2023	2022
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Licence revenue	$622	$—
Total operating expenses	48,621	78,570

Loss from operations	(47,999)	(78,570)
Other income, net	21,275	12,693
Income tax expense	(209)	(96)

Net loss attributable to ordinary shareholders	$(26,933)	$(65,973)

Net loss per share attributable to ordinary shareholders-basic and diluted	$(0.41)	$(1.15)
Weighted average ordinary shares outstanding - basic and diluted	65,217,110	57,384,985

	For the Year Ended December 31,
	2022	2021
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Total operating expenses	98,447	142,379

Loss from operations	(98,447)	(142,379)
Other income, net	9,843	2,330
Income tax expense	(368)	(342)

Net loss attributable to ordinary shareholders	$(88,972)	$(140,391)

Net loss per share attributable to ordinary shareholders-basic and diluted	$(1.50)	$(3.93)
Weighted average ordinary shares outstanding - basic and diluted	59,271,778	35,704,368

16.	Recent Developments

FLT201 Programme Update

FLT201 is Freeline’s lead gene therapy candidate and is currently in a Phase 1/2 clinical trial in people with Gaucher disease. On 4 October 2023, Freeline reported initial clinical data on the first two patients treated in the ongoing Phase 1/2 GALILEO-1 clinical trial, demonstrating a favorable safety and tolerability profile, increases in plasma levels of glucocerebrosidase (GCase), the enzyme that is deficient in people with

Gaucher disease, and normalization of cellular GCase activity in leukocytes. Following these data, Freeline presented additional data at the European Society of Gene & Cell Therapy 30th Annual Congress on 25 October 2023, showing maintenance of normal hemoglobin levels in the first two patients and a reduction of glucosylsphingosine (lyso-Gb1) substrate levels in the blood of the first patient treated with FLT201. Reductions in lyso-Gb1 are correlated with positive clinical outcomes in Gaucher disease. The overview below provides an update on the progress of the trial as of 12 January 2024.

GALILEO-1 is a first-in-human, international, multicenter Phase 1/2 study in people with Gaucher disease Type 1, assessing the safety, tolerability, and efficacy of FLT201 with the aim of selecting the optimal dose to take forward into a potential registrational trial. As is typical for a first-in-human gene therapy trial, there is a stagger between patients built into the trial protocol. Four patients have been treated in the ongoing trial at a dose of 4.5x1011 vg/kg (absolute doses range from 2.8x1013 to 3.3x1013 vg). These study patients are now between 7 and 29 weeks post-dosing. The first three patients have come off and remain off their prior enzyme replacement or substrate reduction therapies. Patient 4 remains early in the trial process and on continued prior therapy as per the trial protocol.

Safety and tolerability

FLT201 continues to be well-tolerated, with no infusion reactions and no serious adverse events. All treatment-related adverse events were mild. No serious immune reactions have been observed, with alanine-transaminase (ALT) levels remaining in the normal range for the three patients who entered the trial with normal ALT levels and remaining under 2.5 times the upper limit of normal for the one patient who entered the study with a mildly elevated ALT level.

GCase activity

FLT201 continued to induce robust increases in plasma GCase activity, demonstrating strong expression from the liver. As of three weeks post-dosing, which is when the prophylactic immune management regimen is initiated, all patients had achieved supratherapeutic levels of plasma GCase. The first three patients reached peaks between 9 and 11 weeks post-dosing. The fourth patient’s most recent assessment was at week 6 post-dosing, which is too early to determine a peak. Consistent with what has been seen with other gene therapies, the first two patients experienced a significant decrease from peak plasma GCase levels as they came off the prophylactic immune management regimen but remain at levels many multiples above baseline.

Normalization of GCase activity in leukocytes was observed in all four patients within four weeks after dosing, indicating cellular uptake of GCase from the plasma, a key action needed for substrate reduction and clinical response in patients with Gaucher disease. In all patients across all time points, leukocyte levels have been substantially above baseline and above pathological levels observed in Gaucher patients. The most recent assessments of GCase leukocyte activity in patient 1 dipped below the normal threshold level in healthy volunteers but are still substantially higher than levels seen in Gaucher patients and the patient’s baseline level prior to dosing. In the other three patients, leukocyte GCase activity remains normalized.

Biomarkers of clinical activity

Substantial reductions in lyso-Gb1 levels in the blood have been observed in two patients who entered the trial with pathologically elevated levels despite treatment with enzyme replacement therapy (ERT) or substrate reduction therapy (SRT). Lyso-Gb1 levels in those patients decreased from baseline values of 102.85 ng/ml and 486.41 ng/ml to 59.9 ng/ml at week 12 post-dosing and to 15.3 ng/ml at week 8 post-dosing, respectively. A third patient entered the trial with well-controlled lyso-Gb1 levels, which have remained low. No additional lyso-Gb1 assessment beyond baseline was available for the fourth patient as of the data cutoff.

Hemoglobin and platelets have remained in the normal range or improved to the normal range for all patients and well beyond discontinuation of prior ERT or SRT therapy in the first three patients.

As at the time of printing of this document, Freeline expected to dose the fifth patient in the GALILEO-1 trial in the same dose cohort on 17 January 2024, after the cutoff date for this update.

17.	Householding Notice

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.

Freeline has elected to implement the SEC’s householding rules. Accordingly, only one copy of this document is being delivered to Freeline Shareholders residing at the same address, unless such shareholders have notified Freeline of their desire to receive multiple copies.

If you have any questions about the Acquisition, please call Georgeson LLC, the proxy solicitor for the Freeline ADSs, at +1 (888) 275-1830.

18.	Consents

Leerink Partners has given and not withdrawn its consent to the use of its opinion letter and to the inclusion of references to such opinion in this document in the form and context in which they appear.

Dated: 18 January 2024

PART VII

SOURCES OF INFORMATION AND BASIS OF CALCULATION

In this document:

(a)	as at 16 January 2024, Freeline had 65,892,429 Freeline Shares issued and outstanding, including Freeline Shares represented by Freeline ADSs;

(b)

the value of the Acquisition as at the date of this document (being USD 28.6 million) is calculated by multiplying the USD 0.433333 per ordinary share consideration by the issued and outstanding share capital of Freeline as at 16 January 2024 (as referred to in item (a) above), which does not include the 9,803,056 Freeline Shares which may be issued on the expected vesting and/or exercise of Awards under the Freeline Share Plans given the intention that these will be cancelled upon the sanction of the Scheme by the Court (see paragraph 8 of Part I (Letter of the Special Committee of Freeline Therapeutics Holdings plc));

(c)	as at 21 November 2023 (being the last practicable date prior to the date of the Implementation Agreement), Freeline had 65,369,206 Freeline Shares in issue;

(d)	unless otherwise stated, all prices for Freeline ADSs are the Closing Price derived from Nasdaq for the relevant date;

(e)	the 30-trading day volume weighted average price of a Freeline ADS is derived from data provided by Bloomberg;

(f)

the exchange rate of GBP 1: USD 1.2631 for the conversion of U.S. dollars into pounds sterling for the purposes of this document has been derived from Bloomberg and is based on the exchange rate as at 16 January 2024;

(g)

unless otherwise stated, financial information concerning Freeline has been extracted from Freeline’s Form 20-F for the year ended 31 December 2022, Freeline’s current report on Form 6-K furnished to the SEC on 1 December 2023 or Freeline’s management sources; and

(h)	certain figures included in this announcement have been subject to rounding adjustments.

PART VIII

DEFINITIONS

The following definitions apply throughout this document, other than in the Scheme set out at the end of this document and in the notices of the Meetings, unless the context requires otherwise:

“2022 Share Purchase”	the acquisition by Syncona Portfolio and certain other Freeline Shareholders of 24,857,143 ADSs, at a price of USD 1.05 per ADS in a registered direct offering by Freeline, pursuant to a purchase agreement dated 10 March 2022, as described under the section entitled “Related Party Transactions” in paragraph 1 under Part II (US Special Factors);

“AAV”	adeno-associated virus;

“Acquisition”	the acquisition by Bidco of the entire issued and to be issued share capital of Freeline (other than the Excluded Shares) for the Consideration, to be effected by means of the Scheme as described in this document, in the event that Bidco elects to proceed with such acquisition by way of a Takeover Offer in accordance with the terms of the Implementation Agreement, a Takeover Offer, and shall, in any case, where the context so requires, include any subsequent revision, variation, extension or renewal thereof as agreed by the parties in writing;

“Act”	the Companies Act 2006 (as amended from time to time);

“Additional Notes”	The USD 5,000,000 fixed rate convertible loan notes due 2024 that may be issued by Freeline pursuant to, and subject to the terms of, the Loan Note Certificate;

“Affiliate”	with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise);

“Articles”	the articles of association of Freeline;

“Ascend”	Ascend Gene and Cell Therapies Ltd., a company incorporated under the laws of England and Wales with registered number 13471083;

“Awards”	awards over Freeline Shares in the form of share options, Employee Shares and restricted share units, granted by Freeline under the Freeline Share Plans;

“Bidco”	Bidco 1354 Limited, a newly incorporated English company with registered number 15295548 and with its registered address 8 Bloomsbury Street, London, United Kingdom, WC1B 3SR;

“Bidco Directors”	the directors of Bidco as at the date of this document or, where the context so requires, the directors of Bidco from time to time;

“Business Day”	a day (other than Saturday, Sunday or a public holiday) on which banks in the City of London and New York City are open for business generally;

“BW Deferred Share”	the deferred share in Freeline with a par value of GBP 100,000 issued to Benjamin Warriner;

“CDA”	a confidential disclosure agreement;

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“Closing Price”	the Nasdaq closing price of an ADS;

“Code”	the U.S. Internal Revenue Code of 1986, as amended;

“Company Material Adverse Effect”

any state of facts, condition, development, circumstance, change, effect or event which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on:

(i) the condition (financial or otherwise), business, assets, liabilities or results of operations of the Freeline Group, taken as a whole; provided, however, that, solely for the purposes of this sub-clause (i), none of the following shall be deemed, either alone or in combination, to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect:

(A)  changes in general economic conditions, or changes in securities, credit or other financial markets, in the United States or the UK, or conditions generally affecting the industry in which Freeline operates, including the pharmaceutical or biotechnology industries;

(B)  acts of war, sabotage or terrorism or natural disasters or pandemics involving the United States or the UK;

(C)  changes of applicable Law or GAAP or the interpretation thereof;

(D)  any event arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any change in, any applicable Law or GAAP (or interpretations of any applicable Law or GAAP), provided that such change is not at Freeline’s discretion in a manner inconsistent with past practise;

(E)  the announcement, pendency or consummation of the Implementation Agreement and the Acquisition, the identity of Bidco or any of its affiliates or any communication by Bidco or any of its affiliates regarding plans, proposals or projections with respect to Freeline or its employees (provided, however, that this sub-clause (E) shall not apply with respect to the representations and warranties (in whole or in relevant part) made by Freeline in the Implementation Agreement, the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the announcement, pendency or consummation of the Implementation Agreement or the Acquisition);

(F)  the direct or indirect effects of:

(1) any breach by Bidco of the terms of the Implementation Agreement;

(2) any action that Bidco directs Freeline to take in writing or which Bidco specifically consents in writing pursuant to the Implementation Agreement; or

(3) any action specifically required to be taken by Freeline, or the failure of Freeline to take any action that Freeline is specifically prohibited by the terms of the Implementation Agreement from taking, to the extent Bidco fails to give its timely consent thereto after a written request therefor;

(G)  any failure of Freeline to meet any internal or public projections, forecasts, estimates of earnings or revenues;

(H)  the results of Freeline’s GALILEO-1 trial in FLT201; or

(I)   any proceedings, claim, suit or action made by a Freeline Shareholder: (i) arising out of or relating to the Implementation Agreement or the Acquisition; or (ii) relating to a breach of the fiduciary duties of the Special Committee to the Freeline Shareholders under applicable Laws;

except,

(1)   in the case of sub-clauses (A), (B) and (C), to the extent such state of facts, condition, development, circumstance, change, effect or event disproportionately affect Freeline relative to other participants in the industry in which Freeline operates;

(2)   the exceptions set forth in sub-clause (G) shall not prevent or otherwise affect a determination that any state of facts, condition, development, circumstance, change, effect or event underlying, or that may have contributed to, such failure has resulted in or contributed to a Company Material Adverse Effect; or

(3)   in the case of sub-clause (H), the following matters in relation to the results of Freeline’s GALILEO-1 trial in FLT201 may be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect: (i) any material increase in alanine transaminase (ALT) or aspartame transaminase (AST) levels resulting in decreases in plasma enzyme glucocerebrosidase (GCase) levels to below (or failure to maintain such levels above) 20 µmol/L/H in a patient dosed with FLT201 in such trial; or (ii) any serious adverse event resulting in death or serious injury attributable to FLT201; or (iii) any circumstances resulting in (a) an actual clinical hold, or (b) an order issued by the US Food and Drug Administration or other relevant regulator, in each case with respect to the GALILEO-1 trial, that would reasonably be expected to result in the termination of such trial; or (iv) any termination of the GALILEO-1 trial; or

(ii) the ability of Freeline to fulfil its obligations hereunder or to consummate the Acquisition on or before the Long Stop Date;

“Computershare”	Computershare Investor Services PLC, registrar and receiving agent to Freeline, whose registered office is at The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, United Kingdom;

“Conditions”	the conditions to completion of the Acquisition as set out in Part IV (Conditions to and Further Terms of the Scheme and the Acquisition);

“Consideration”	USD 0.433333 in cash for each Freeline Share (other than the Excluded Shares);

“Contract”	with respect to any person, any legally binding contract, agreement, lease, sublease, licence, commitment, sale or purchase order, indenture, note, bond, loan, mortgage, deed of trust, instrument or other arrangement, whether written or oral, express or implied, to which such person is a party or by which such person or such person’s properties or assets are bound;

“Court”	the High Court of Justice in England and Wales;

“Court Hearing”	the hearing by the Court of the petition to sanction the Scheme (and to grant the Court Order);

“Court Meeting”	the meeting of Freeline Shareholders (and any adjournment, postponement or reconvention thereof) to be convened by order of the Court pursuant to section 896 of the Act in order for the Freeline Shareholders to consider, and if thought fit approve, the Scheme;

“Court Order”	the order of the Court sanctioning the Scheme under Part 26 of the Act;

“CREST”	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755)) in respect of which Euroclear is the Operator (as defined in the Regulations);

“CREST Manual”	the CREST Manual published by Euroclear, as amended from time to time;

“CREST Proxy Instructions”	a properly authenticated CREST message appointing and instructing a proxy to attend and vote in place of a Freeline Shareholder in the Court Meeting and/or the General Meeting and containing the information required to be contained in the CREST Manual;

“Depositary”	Citibank, N.A.;

“Deposit Agreement”	the agreement dated 11 August 2020 by and among Freeline, the Depositary and all holders and beneficial owners of ADSs issued thereunder, as amended by Amendment No. 1 to Deposit Agreement, dated 12 May 2023;

“Disclosed”	means the information which has been fairly disclosed: (i) in the Disclosure Schedules; and (ii) in Freeline’s filings with the U.S. Securities and Exchange Commission prior to the date of the Implementation Agreement;

“Effective”	in the context of the Acquisition: (i) if the Acquisition is implemented by way of the Scheme, the Scheme having become effective in accordance with its terms; or (ii) if the Acquisition is implemented by way of a Takeover Offer, the Takeover Offer having been declared or having become unconditional in all respects;

“Effective Date”

the date upon which:

A. the Scheme becomes effective in accordance with its terms; or

B. if Bidco elects in accordance with the terms of the Implementation Agreement to implement the Acquisition by way of a Takeover Offer, the date that the Takeover Offer becomes or is declared unconditional;

“Employee Shares”	restricted shares in Freeline granted pursuant to “pre IPO share award letters” issued to employees of the Freeline Group before the initial public offering of Freeline on 7 August 2020, and which remain in issue in the form of Freeline Shares immediately prior to the granting of the Court Order (excluding, for the avoidance of doubt, the Unvested Employee Leaver Shares);

“EU5”	France, Germany, Italy, Spain, and the United Kingdom;

“Explanatory Statement”	the explanatory statement (in compliance with Part 26 of the Act) relating to the Scheme, as set out in Part III (Explanatory Statement) of this document;

“Excluded Shares”	(i) any Freeline Shares legally or beneficially held by Bidco or any of its Affiliates; (ii) any Treasury Shares; (iii) the BW Deferred Share; and (iv) the Unvested Employee Leaver Shares;

“Forms of Proxy”	the blue form of proxy for use at the Court Meeting and the white form of proxy for use at the General Meeting, both of which accompany this document, and a “Form of Proxy” means either of them as the context requires;

“Freeline”	Freeline Therapeutics Holdings plc, a public limited company incorporated in England and Wales with registered number 12546479 whose registered office is at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2BP, United Kingdom;

“Freeline ADS” or “ADS”	an American Depositary Share representing fifteen Freeline Shares;

“Freeline ADS Holders”	holders of the Freeline ADSs from time to time;

“Freeline Board”	the board of directors of Freeline as at the date of this document;

“Freeline Directors”	the directors of Freeline from time to time;

“Freeline ESPP”	the Freeline Therapeutics Holdings plc 2020 Employee Share Purchase Plan;

“Freeline Equity Incentive Plan”	the Freeline Therapeutics Holdings plc 2020 Equity Incentive Plan;

“Freeline Equity Inducement Plan”	the Freeline Therapeutics Holdings plc 2021 Equity Inducement Plan;

“Freeline Group”	Freeline and its subsidiaries and subsidiary undertakings from time to time;

“Freeline Holdings”	Freeline Holdings (UK) Limited;

“Freeline Share Option Plan”	the Freeline Therapeutics Holdings Share Option Plan;

“Freeline Share Plans”	the Freeline Equity Incentive Plan, the Freeline Equity Inducement Plan, the Freeline Share Option Plan, the Freeline ESPP and the IPO Vesting Agreement;

“Freeline Shareholders”	holders of the Freeline Shares from time to time;
ordinary shares of Freeline with a par value of GBP 0.00001 each; provided that, for the avoidance of doubt, “Freeline Shares” include ordinary shares of Freeline represented by Freeline ADSs;

“Freeline Therapeutics”	Freeline Therapeutics Limited, a company incorporated under the laws of England and Wales with registered number 09500073, and a subsidiary of Freeline;

“FTE”	full-time employees made available by Ascend to Freeline Therapeutics under the Transition Services Agreement, as described in the section entitled “Material Contracts” in paragraph 18 of Part VI (Additional Information);

“GAAP”	generally accepted accounting principles in the United States;

“General Meeting”	the general meeting of the Freeline Shareholders (including any adjournment, postponement or reconvention thereof) to be convened in connection with the Scheme in order for the Freeline Shareholders to consider, and if thought fit approve, certain matters in connection with the Scheme and the Acquisition, notice of which is set out on pages 176 to 182 of this document (including any adjournment, postponement or reconvention thereof);

“Governmental Authority”	any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, centre, organisation, unit or body and any court, arbitrator or other tribunal;

“HMRC”	HM Revenue & Customs;

“IDT”	IDT Biologika GmbH;

“Implementation Agreement”	the implementation agreement entered into on 22 November 2023 between Bidco and Freeline and, relating to, amongst other things, the implementation of the Acquisition, as described in the section entitled “Offer-related arrangements” in paragraph 12 of Part VI (Additional Information) of this document;

“Initial Proposal”	the non-binding proposal submitted by Syncona Investment to the Special Committee on 18 October 2023 offering to buy the Freeline Shares for USD 5.00 per Freeline ADS;

“IPO Registration Rights Agreement”	the Registration Rights Agreement, dated 11 August 2020, among Freeline, Syncona Portfolio and certain other shareholders that held shares prior to Freeline’s initial public offering;

“IPO Vesting Agreement”	the vesting agreement entered into between Freeline and certain employees on 11 August 2020, under which the parties to such agreement agreed to the continued existence of a transfer restriction and repurchase right in relation to certain Employee Shares in accordance with the terms specified therein;

“IRS”	U.S. Internal Revenue Service;

“Internal Revenue Code”	the U.S. Internal Revenue Code of 1986, as amended;

“ISA”	an Individual Savings Account;

“Latest Practicable Date”	16 January 2024

“Law”	any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, guidance, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority or the Nasdaq Capital Market;

“Leerink Partners”	Leerink Partners LLC;

“Loan Note Certificate”	the secured convertible loan note certificate executed by the Freeline on 22 November 2023, pursuant to which Freeline agrees to issue, or has issued, as the context may require, the Original Notes and the Additional Notes;

“Long Stop Date”	22 May 2024 or such later date as the Bidco and Freeline may agree in writing;

“LPC Purchase Agreement”	the purchase agreement, dated 18 March 2022, by and between Freeline and Lincoln Park Capital Fund, under which Freeline may at its discretion, sell to Lincoln Park up to USD 35.0 million of ADSs over a 36-month period, subject to certain daily limits, applicable prices, and conditions;

“Management Projections”	certain financial projections for the fiscal year ending 31 December 2023 through the fiscal year ending 31 December 2043 prepared by Freeline’s management, as further described under the section entitled “Certain Projected Financial Information” in paragraph 10 of Part II (US Special Factors);

“Manufacturing Services Agreement”	the manufacturing services agreement, dated 12 January 2024, between Freeline Therapeutics and IDT, as further described under the section entitled “Material Contracts” in paragraph 13 of Part VI (Additional Information);

“Meetings”	the Court Meeting and the General Meeting;

“Non-Employee Directors”	Chris Hollowood, Martin Andrews, Jeffrey Chodakewitz, Julia P. Gregory and Colin Love;

“Notes”	the Original Notes and the Additional Notes;

“NSI Act”	means the National Security and Investment Act 2021 (as amended from time to time);

“Nasdaq”	the Nasdaq Capital Market;

“Original Notes”	The USD 10,000,000 fixed rate convertible loan notes due 2024 issued by Freeline on 22 November 2023 pursuant to the Loan Note Certificate;

“Original Security Agreement”	the security agreement relating to the Loan Note Certificate entered into on 22 November 2023 by: (i) Freeline, Freeline Holdings and Freeline Therapeutics (as chargors); and (ii) Syncona Portfolio (as chargee);

“Overseas Shareholders”	Scheme Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom or the United States;

“PFIC”	passive foreign investment company;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Regulations”	The Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);

“Resolution”	the special resolution to be proposed at the General Meeting in connection with the Scheme to authorise the Freeline Directors to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect, and to amend the Freeline Articles to ensure that any Freeline Shares issued after the General Meeting will be subject to the Scheme or otherwise transferred to Bidco (or another member of the Syncona group);

“Restricted Jurisdiction”	any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Acquisition is sent or made available to Freeline Shareholders in that jurisdiction;

“Schedule 13E-3”	the transaction statement on Schedule 13E-3 under the Exchange Act initially filed with the SEC in connection with the Acquisition on 8 December 2023, pursuant to Section 13(e) of the Exchange Act (together with any amendments thereof or supplements thereto and including any document incorporated by reference therein);

“Scheme”	the proposed scheme of arrangement under Part 26 of the Act between Freeline and Scheme Shareholders to implement the Acquisition set out in Part IX (The Scheme of Arrangement) of this document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Bidco and Freeline;

“Scheme Conditions”	the Conditions set out in paragraph 1 of Part IV (Conditions to and Further Terms of the Scheme and the Acquisition);

“Scheme Record Time”	6.00 p.m. (GMT) on the Business Day immediately prior to the Effective Date;

“Scheme Shareholders”	holders of Scheme Shares;

“Scheme Shares”

all Freeline Shares:

A. in issue at the date of this Scheme;

B. (if any) issued after the date of this Scheme and prior to the Voting Record Time; and

C. (if any) issued at or after the Voting Record Time but at or before the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by this Scheme or shall by such time have agreed in writing to be bound by this Scheme in each case excluding the Excluded Shares;

“Scheme Voting Record Time”	6.00 p.m. (GMT) on 8 February 2024 or if the Court Meeting is adjourned, (GMT) on the date that is 48 hours (excluding any part of a day that is not a Business Day) before the date of such adjourned meeting;

“SEC”	the US Securities and Exchange Commission;

“Secretary of State”	means the Secretary of State for the purposes of the NSI Act;

“Securities Act”	the Securities Act of 1933, as amended;

“Security Agreements”

(A)  the Original Security Agreement; and

(B)  the supplemental security agreement relating to the Loan Note Certificate entered into on 12 December 2023 by (i) Freeline, Freeline Holdings and Freeline Therapeutics (as chargors); and (ii) Syncona Portfolio (as chargee);

“Skadden”	Skadden, Arps, Slate, Meagher & Flom LLP and Skadden, Arps, Slate, Meagher & Flom (UK) LLP;

“Special Committee”	the special committee comprising certain independent Freeline Directors established by the board of directors of Freeline for the purposes of considering, negotiating and implementing the Acquisition;

“Stamp Duty”	any stamp duty payable on the transfer of Freeline Shares under the Act;

“Subsidiary Sale”	the sale of Freeline Therapeutics GmbH by Freeline Limited, to Ascend, as described in the section entitled “Material Contracts” in paragraph 18 of Part VI (Additional Information);

“Syncona” or “Syncona Group”	together, Syncona Limited, Syncona Holdings, Syncona Portfolio and Syncona Investment;

“Syncona Holdings”	Syncona Holdings Limited;

“Syncona Investment”	Syncona Investment Management Limited;

“Syncona Limited”	Syncona Limited;

“Syncona Persons”	collectively, Syncona Limited, Syncona Holdings Limited, Syncona Portfolio, Syncona Investment, Bidco, Mr. Roel Bulthuis and Dr. Christopher Hollowood;

“Syncona Portfolio”	Syncona Portfolio Limited;

“Takeover Offer”	if Bidco elects to implement the Acquisition by way of a takeover offer, the takeover offer (within the meaning of section 974 of the Act) to be made by Bidco, to acquire the entire issued and to be issued share capital of Freeline (other than the Excluded Shares) including, where the context admits, any subsequent revision, variation, extension or renewal of such offer effected in accordance with the Implementation Agreement;

“Tax”	all forms of taxation and statutory, governmental, state, federal, provincial, local, foreign, government or municipal charges, fees, tolls, customs, duties, imposts, contributions, levies, withholdings, or liabilities or social security or national insurance contributions of any kind wherever chargeable and in any jurisdiction (including any amount due as if it were an amount of Tax) including net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, branch profits, profit share, licence, lease, service, service use, value added, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, premium, property, windfall profits, wealth, net wealth, net worth, export and import fees and charges, registration fees, tonnage, vessel, or other taxes, charges, fees, duties, levies, tariffs, imposts, tolls, customs, or other tax (however denominated), whether disputed or not, imposed or required to be withheld by any tax authority; and any penalty, fine, surcharge, interest, inflationary adjustment, additions to tax, charges, costs, or other additional amounts imposed thereon, with respect thereto, or relating thereto, in all cases, wherever and whenever imposed and regardless of whether such taxes, penalties, charges, costs and interest are directly or primarily chargeable against or attributable to Freeline, any member of the Freeline Group or any other person and regardless of whether Freeline, any member of the Freeline Group or any other person has or may have any right of reimbursement against any other person;

“Transition Services Agreement”	the transition services agreement, dated 8 February 2023, by and between Freeline Therapeutics and Ascend, as described in the section entitled “Material Contracts” in paragraph 18 of Part VI (Additional Information);

“Treasury Shares”	any Freeline Shares which are for the time being held by Freeline as treasury shares (within the meaning of the Act);

“uncertificated” or “in uncertificated form”	in relation to a share or other security, a share or other security which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“UK Freeline Holders”	has the meaning set out in paragraph 10 of Part VI (Additional Information);

“United States” or “U.S.”	the United States of America, its territories and possessions, any state or political subdivision of the United States of America and the District of Columbia;

“Exchange Act”	the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Unaffiliated Shareholders”	the Scheme Shareholders, excluding the directors and officers of Freeline;

“Unvested Employee Leaver Shares”	restricted shares in Freeline granted pursuant to “pre IPO share award letters” issued to employees of the Freeline Group before the initial public offering of Freeline on 7 August 2020, which have not vested and which have been forfeited pursuant to the terms of the relevant letter, and which will be repurchased by Freeline prior to the Effective Date; and

“Voting Record Time”	in relation to the Court Meeting or the General Meeting, as the context requires, the date and time to be specified in this document by reference to which entitlement to vote at the Court Meeting or the General Meeting, as the case may be, will be determined.

All references to GBP, pence, Sterling, Pounds, Pounds Sterling, p or £ are to the lawful currency of the United Kingdom.

All references to USD, $, US$, U.S. dollars, United States dollars and cents are to the lawful currency of the United States of America.

All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, amended, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

All the times referred to in this document are GMT unless otherwise stated. References to the singular include the plural and vice versa.

All references to “subsidiary,” “subsidiary undertaking,” “undertaking” and “associated undertaking” have the respective meanings given to them in the Act.

PART IX

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES COMPANIES COURT (ChD)	CR-2023-006784

IN THE MATTER OF FREELINE THERAPEUTICS HOLDINGS PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

Freeline Therapeutics Holdings plc

and

the Scheme Shareholders

(as hereinafter defined)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions shall bear the following meanings:

“Acquisition”	the acquisition by Bidco of the entire issued and to be issued share capital of Freeline (other than the Excluded Shares) for the Consideration, to be effected by means of the Scheme as described in this document, in the event that Bidco elects to proceed with such acquisition by way of a Takeover Offer in accordance with the terms of the Implementation Agreement, a Takeover Offer, and shall, in any case, where the context so requires, include any subsequent revision, variation, extension or renewal thereof as agreed by the parties in writing;

“Bidco”	Bidco 1354 Limited, a newly incorporated English company with registered number 15295548 and with its registered address 8 Bloomsbury Street, London, United Kingdom, WC1B 3SRY;

“BW Deferred Share”	means the deferred share in Freeline with a par value of GBP 100,000 issued to Benjamin Warriner;

“Business Day”	a day (other than Saturday, Sunday or a public holiday) on which banks in the City of London and New York City are open for business generally;

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“Companies Act”	the Companies Act 2006, as amended from time to time;

“Computershare”	Computershare Investor Services PLC, registrar and receiving agent to Freeline, whose registered office is at The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, United Kingdom;

“Consideration”	USD 0.433333 in cash for each Freeline Share (other than the Excluded Shares);

“Court”	the High Court of Justice in England and Wales;

“Court Order”	the order of the Court sanctioning the Scheme under Part 26 of the Companies Act;

“CREST”	the relevant system (as defined in the CREST Regulations) in respect of which Euroclear is the operator (as defined in the CREST Regulations) in accordance with which securities may be held and transferred in uncertificated form;

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) (including as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), as amended from time to time;

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms and “Effective” shall be construed accordingly;

“Employee Shares”	restricted shares in Freeline granted pursuant to “pre IPO share award letters” issued to employees of the Freeline Group before the initial public offering of Freeline on 7 August 2020, and which remain in issue in the form of Freeline Shares immediately prior to the granting of the Court Order (excluding, for the avoidance of doubt, the Unvested Employee Leaver Shares);

“Euroclear”	Euroclear UK & Ireland Limited incorporated in England and Wales with registered number 02878738;

“Excluded Shares”	(i) any Freeline Shares legally or beneficially held by Bidco or any of its affiliates; (ii) any Treasury Shares; (iii) the BW Deferred Share; and (iv) the Unvested Employee Leaver Shares;

“Freeline”	Freeline Therapeutics Holdings plc, a public limited company incorporated in England and Wales with registered number 12546479 whose registered office is at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2BP, United Kingdom;

“Freeline ESPP”	the Freeline Therapeutics Holdings plc 2020 Employee Share Purchase Plan;

“Freeline Equity Incentive Plan”	the Freeline Therapeutics Holdings plc 2020 Equity Incentive Plan;

“Freeline Equity Inducement Plan”	the Freeline Therapeutics Holdings plc 2021 Equity Inducement Plan;

“Freeline Group”	Freeline and its subsidiaries and subsidiary undertakings from time to time;

“Freeline Share Option Plan”	the Freeline Therapeutics Holdings Share Option Plan;

“Freeline Share Plans”	the Freeline Equity Incentive Plan, the Freeline Equity Inducement Plan, the Freeline Share Option Plan, the Freeline ESPP and the IPO Vesting Agreement;

“Freeline Shares”	ordinary shares of Freeline with a par value of GBP 0.00001 each; provided that, for the avoidance of doubt, “Freeline Shares” include ordinary shares of Freeline represented by ADSs;

“holder”	a registered holder and includes a person entitled by transmission;

“IPO Vesting Agreement”	the vesting agreement entered into between Freeline and certain employees on 11 August 2020, under which the parties to such agreement agreed to the continued existence of a transfer restriction and repurchase right in relation to certain Employee Shares in accordance with the terms specified therein;

“Latest Practicable Date”	16 January 2024;

“Long Stop Date”	22 May 2024 or such later date as the Bidco and Freeline may agree in writing;

“members”	members of Freeline on the register of members at any relevant date;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Bidco and Freeline;

“Scheme Document”	the document dated 18 January 2024, sent by Freeline to Scheme Shareholders and persons with information rights of which this Scheme forms part;

“Scheme Record Time”	6.00 p.m. (GMT) on the Business Day immediately prior to the Effective Date;

“Scheme Shareholders”	holders of Scheme Shares;

“Scheme Shares”

all Freeline Shares:

A. in issue at the date of this Scheme;

B. (if any) issued after the date of this Scheme and prior to the Voting Record Time; and

C. (if any) issued at or after the Voting Record Time but at or before the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by this Scheme or shall by such time have agreed in writing to be bound by this Scheme in each case excluding the Excluded Shares;

“Treasury Shares”	any Freeline Shares which are for the time being held by Freeline as treasury shares (within the meaning of the Act);

“uncertificated” or “in uncertificated form”	in relation to a share or other security, a share or other security which is recorded on the relevant register of the share or other security concerned as being held in uncertificated form in CREST and title to which may be transferred by means of CREST;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“Unvested Employee Leaver Shares”	restricted shares in Freeline granted pursuant to “pre IPO share award letters” issued to employees of the Freeline Group before the initial public offering of Freeline on 7 August 2020, which have not vested and which have been forfeited pursuant to the terms of the relevant letter, and which will be repurchased by Freeline prior to the Effective Date; and

and where the context so admits or requires, the plural includes the singular and vice versa.

For the purposes of this Scheme, “subsidiary,” “subsidiary undertaking,” “undertaking” and “associated undertaking” have the respective meanings given thereto by the Companies Act.

References to Clauses are to clauses of this Scheme.

All references to times in this Scheme are to GMT unless otherwise stated.

(B)

As at the Latest Practicable Date, the issued share capital of Freeline was GBP 658.92 divided into 65,892,429 ordinary shares of par value GBP 0.00001 each all of which were credited as fully paid up.

(C)

As at the Latest Practicable Date, there are outstanding Awards over an aggregate of 9,803,056 Freeline Shares granted under the Freeline Share Plans, which will vest/become exercisable (to the extent not already vested) or be cash cancelled on the Court’s sanction of the Scheme.

(D)

As at the Latest Practicable Date, 15,864,527 Freeline Shares and 1,466,507 Freeline ADSs are registered in the name of or beneficially owned by Syncona Portfolio, an affiliate of Bidco, and are accordingly Excluded Shares.

(E)

Bidco has agreed, subject to satisfaction or (where applicable) waiver of the conditions of the Acquisition, set out in the Scheme Document of which the Scheme forms part to appear by counsel at the hearing to sanction this Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1.	Transfer of the Scheme Shares

1.1.

On the Effective Date, Bidco and/or its nominee(s) of Bidco as it may determine shall acquire all the Scheme Shares fully paid up with full title guarantee, free from all liens, charges, encumbrances and any other third-party rights or interests of any nature whatsoever, and together with all rights now attaching to such Scheme Shares, and to become attached thereto, including the right to receive all dividends and other distributions declared, paid or made at any time after the Effective Date.

1.2.

For the purposes of the Acquisition, the Scheme Shares shall be transferred to Bidco and/or its nominees by means of a form of transfer or other instrument or instruction of transfer and to give effect to such transfers any person may be appointed by Bidco as attorney and/or agent (and shall be authorised as such attorney and/or agent) on behalf of the relevant holder(s) of Scheme Shares to execute and deliver as transferor an instrument of transfer of, or give instructions to transfer, or procure the transfer by means of CREST, any Scheme Share and every form or instrument executed or instruction given shall be as effective as if it had been executed or given by the holder(s) of the Scheme Shares thereby transferred. In consideration of the transfer of the Scheme Shares, Bidco shall pay the sums in accordance with Clause 2.

1.3.

Pending the transfer of the Scheme Shares pursuant to Clause 1.2, each Scheme Shareholder irrevocably appoints Bidco and/or its nominees(s) as its attorney and/or agent and/or otherwise to exercise on its behalf (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to its Scheme Shares and any or all rights and privileges attaching to its Scheme Shares, to sign on its behalf any documents, and do such things, as may in the opinion of Bidco be necessary or desirable in connection with the exercising of any votes or other rights or privileges attached to the relevant Scheme Shares, to sign any consent to short notice of a general or separate class meeting, to execute a Form of Proxy in respect of its Scheme Shares appointing any person nominated by Bidco to attend general and separate class meetings of Freeline and to deal with the Scheme Shares as Bidco thinks fit, and authorises Freeline to send to Bidco any notice, circular, warrant or other document or communication, and to pay to Bidco any dividend or other distribution, which may be required to be sent or paid to it as a member of Freeline and which will not be deducted from the consideration in accordance with Clause 2.2, such that from the Effective Date, no Scheme Shareholder shall be entitled to exercise (and irrevocably undertakes not to exercise) any voting rights attached to the Scheme Shares or any other rights or privileges attaching to the Scheme Shares.

2.	Consideration for the transfer of the Scheme Shares

As soon as practicable after the Effective Date and in any event within 14 days of the Effective Date, in consideration of the transfer of the Scheme Shares to Bidco (and/or such other nominee(s) of Bidco) referred to in Clause 1, Bidco, subject as provided below, shall pay or procure that there shall be paid to or for the account of each holder of Scheme Shares whose name appears in the register of members of Freeline at the Scheme Record Time USD 0.433333 in cash per Scheme Share held by the Scheme Shareholder at the Scheme Record Time (other than participants of the Freeline Share Plans with respect to the Freeline Shares subject to their Award, who will be contacted separately regarding the processing of any Consideration payable to them for such Freeline Shares).

3.	Settlement of consideration

3.1.	Settlement shall be effected as follows:

(a)

where, immediately prior to the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in uncertificated form (other than a participant of the Freeline Share Plans with respect to the Freeline Shares subject to their Awards), settlement of any Consideration to which the Scheme Shareholder is entitled shall be paid by means of CREST by Bidco procuring that Computershare is instructed to create an assured payment obligation in favour of the Scheme Shareholder’s payment bank in respect of the Consideration due to them as soon as practicable after the Effective Date and in any event within 14 days of the Effective Date, in accordance with the CREST assured payment arrangements;

(b)

where, immediately prior to the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in certificated form (other than a participant of the Freeline Share Plans with respect to the Freeline Shares subject to their Awards), settlement of any Consideration to which the Scheme Shareholder is entitled shall be settled by Bidco by cheque in U.S. dollars. Cheques shall be despatched by Computershare as soon as practicable after the Effective Date and in any event within 14 days of the Effective Date;

(c)	participants of the Freeline Share Plans will be contacted separately regarding the processing of any Consideration payable to them with respect to the Freeline Shares subject to their Awards);

(d)	Bidco reserves the right to pay any Consideration to all or any Scheme Shareholders in the manner referred to in Clause 3.1(b).

3.2.	As from the Scheme Record Time, each holding of Scheme Shares credited to any stock account in CREST shall be disabled and all Scheme Shares will be removed from CREST in due course.

3.3.

All deliveries of notices, statements of entitlement and/or cheques required to be made under this Scheme shall be made by sending the same by first class post addressed to the person entitled thereto to the address appearing in the register of members of Freeline or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time.

3.4.

All cheques shall be in U.S. dollars and drawn on a United Kingdom clearing bank and shall be made payable to the Scheme Shareholder concerned or, in the case of joint holders, to all joint holders whose names appear in the register of members of Freeline in respect of the joint holding concerned at the Scheme Record Time and the encashment of any such cheque or the creation of any such assured payment obligation as is referred to in Clause 3.1(a) shall be a complete discharge to Bidco for the monies represented thereby.

3.5.

None of Freeline, Bidco, Computershare, the person effecting any sale or remitting any proceeds shall be responsible for any loss or delay in the transmission of the statements of entitlement or cheques sent to Scheme Shareholders in accordance with this Clause 3, which shall be posted entirely at the risk of the Scheme Shareholders.

3.6.

Any portion of the Consideration which has not been transferred to the Scheme Shareholder to which it is due within twelve months of the Effective Date shall be delivered to Computershare promptly upon demand by Bidco to hold on behalf of such Scheme Shareholder and such Scheme Shareholder may claim the consideration due to them (net of any taxes or expenses) at any time during the period of twelve years following the Effective Date by written notice to Bidco in a form which Bidco determines evidences their entitlement to such consideration.

3.7.	The provisions of this Clause 3 shall be subject to any condition or prohibition imposed by law.

4.	Certificates and cancellations

With effect from and including the Effective Date:

(a)

all certificates representing Scheme Shares shall cease to be valid as documents of title to the shares represented thereby and every holder thereof shall be bound at the request of Freeline to deliver up the same to Freeline or as it may direct to destroy the same;

(b)	Freeline shall procure that Euroclear be instructed to cancel or transfer the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form;

(c)

following the cancellation of the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form, Computershare shall be authorised to rematerialise entitlements to such Scheme Shares; and

(d)

subject to the completion of such transfers, forms, instruments or instructions as may be required in accordance with Clause 1.2 and the payment of any UK Stamp Duty thereon, Computershare shall make appropriate entries in Freeline’s register of members to reflect the transfer of the Scheme Shares to Bidco and/or its nominee(s).

5.	Mandates

Each mandate (including, without limitation, relating to the payment of dividends on any Scheme Shares) and other instructions (including communication preferences) given to Freeline by a Scheme Shareholder in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Date cease to be valid.

6.	Operation of the Scheme

6.1.	This Scheme shall become Effective as soon as a copy of the Court Order shall have been delivered to the Registrar of Companies.

6.2.

Unless this Scheme shall become Effective on or before the Long Stop Date, or such later date, if any, as Freeline and Bidco may agree (and which the Court may allow (if such approval(s) are required)) this Scheme shall never become Effective.

7.	Modification

Bidco and Freeline may jointly consent on behalf of all concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose. For the avoidance of doubt, no modification may be made to the Scheme once it has taken effect.

8.	Governing Law

The Scheme is governed by the laws of England and Wales and is subject to the exclusive jurisdiction of the courts of England and Wales.

Dated: 18 January 2024

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES COMPANIES COURT (ChD) ICC JUDGE	CR-2023-006784

IN THE MATTER OF FREELINE THERAPEUTICS HOLDINGS PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that by an Order dated 17 January 2024 made in the above matters, the Court has given permission for a meeting (the “Court Meeting”) to be convened of the holders of Scheme Shares (as defined in the Scheme of Arrangement hereinafter mentioned) for the purpose of considering and, if thought fit, approving (with or subject to any modification, addition or condition which the Company (as defined below) and Bidco 1354 Limited may agree and which the Court approves) a scheme of arrangement (the “Scheme of Arrangement”) proposed to be made between (i) Freeline Therapeutics Holdings plc, a public limited company incorporated in England and Wales with its registered office at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, England, SG1 2BP United Kingdom (the “Company” or “Freeline”); and (ii) the holders of Scheme Shares, and that the Court Meeting will be held at the offices of Freeline’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London, EC2N 4BQ on 12 February 2024 at 2.30 p.m. (GMT) at which place and time all Scheme Shareholders (as defined in the Scheme of Arrangement) are requested to attend.

A copy of the Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Part 26 of the Companies Act 2006 are incorporated in the document of which this Notice forms part.

Voting on the resolution to approve the Scheme of Arrangement will be by poll, which shall be conducted as the Chairman of the Court Meeting may determine.

Scheme Shareholders will be given the opportunity to remotely attend the Court Meeting. Scheme Shareholders who may wish to attend the meeting virtually will need to visit meetnow.global/FTLCRT24 on an electronic device (smart phone, tablet or PC) operating a compatible browser using the latest version of Chrome, Firefox, Edge or Safari. Please note that Internet Explorer is not supported. It is highly recommended that Scheme Shareholders check their system capabilities in advance of the date of the Court Meeting.

Access to the meeting via meetnow.global/FTLCRT24 will be available from 2.00 p.m. (GMT) on 12 February 2024. During the meeting, Scheme Shareholders must ensure they are connected to the internet at all times in order to vote when the Chairman commences polling on resolutions being put to the meeting.

Scheme Shareholders entitled to attend and vote at the Court Meeting may vote in person at the Court Meeting or they may appoint another person or persons, whether or not a member of Freeline, as their proxy or proxies to attend and vote in their stead.

A blue Form of Proxy for use in connection with the Court Meeting is enclosed with this Notice or shall be sent in a separate mailing to those Scheme Shareholders who have elected or are deemed to have elected to receive documents and notices from the Company via Freeline’s website. Scheme Shareholders entitled to attend and vote at the meeting, who hold their shares through CREST, may appoint a proxy using the CREST Electronic Proxy Appointment Service.

CREST members who wish to appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service may do so for the Court Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“Euroclear”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s registrar, Computershare, (under CREST participant ID 3RA50) by 2.30 p.m. (GMT) on 8 February 2024 or in the case of any adjournment, not later than 48 hours before the time appointed for the adjourned Court Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST applications host) from which Computershare is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

Freeline may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Completion and return of a blue Form of Proxy will not prevent a Scheme Shareholder from attending and voting in person at the Court Meeting or at any adjournment thereof.

In the case of joint holders, the vote of the Scheme Shareholder whose name is first listed in the register of members of Freeline in respect of the joint holding will be accepted to the exclusion of the votes of the other joint holders.

Scheme Shareholders are entitled to appoint a proxy in respect of some or all of their shares. Scheme Shareholders are also entitled to appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such Scheme Shareholder. A space has been included in the blue Form of Proxy to allow Scheme Shareholders to specify the number of shares in respect of which that proxy is appointed. Scheme Shareholders who return the blue Form of Proxy duly executed but leave this space blank shall be deemed to have appointed the proxy in respect of all their Scheme Shares.

Scheme Shareholders who wish to appoint more than one proxy in respect of their shareholding should contact the Company’s registrar, Computershare, at The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom, for further blue Forms of Proxy, or photocopy the blue Form of Proxy as required. Such Scheme Shareholders should also read the information regarding the appointment of multiple proxies set out on page 27 of the document of which this Notice forms part and on the blue Form of Proxy.

As an alternative to appointing a proxy, any Scheme Shareholder which is a corporation may appoint one or more corporate representatives who may exercise on its behalf, all of its powers as a member, provided that they do not do so in relation to the same shares. Only one corporate representative is to be counted in determining whether under section Part 26 of the Companies Act 2006 a majority in number of the Scheme Shareholders approved the Scheme of Arrangement. The Chairman of the Court Meeting may require a corporate representative to produce to the Company’s registrar, Computershare, his or her written authority to attend and vote at the Court Meeting at any time before the start of the Court Meeting. The representative shall not be entitled to exercise the powers conferred on them by the Scheme Shareholder until any such demand has been satisfied.

It is requested that blue Forms of Proxy be returned using the prepaid envelope provided to Computershare at The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom by 2.30 p.m. (GMT) on 8 February 2024 or in the case of any adjournment, not later than 48 hours (excluding any part of a day that is not a working day) before the time appointed for the adjourned Court Meeting, but if blue Forms of Proxy are not so returned they may be handed to the Chairman of the Court Meeting at the commencement of the Court Meeting.

Only those Scheme Shareholders registered in the register of members of Freeline as at 6.00 p.m. (GMT) on 8 February 2024 or, in the event that the Court Meeting is adjourned, in the register of members at 6.00 p.m. (GMT) 48 hours (excluding any part of a day that is not a working day) before the day of any adjourned meeting shall be entitled to attend or vote in respect of the number of shares registered in their name at the relevant time. Changes to entries in the relevant register of members after 6.00 p.m. (GMT) on 8 February 2024 or, in the event that the Court Meeting is adjourned, after 6.00 p.m. (GMT) 48 hours (excluding any part of a day that is not a working day) before the day of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting. Freeline Shareholders who hold their Scheme Shares in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee to ensure that their Scheme Shares are represented at the Court Meeting.

By the said order, the Court has appointed Martin Andrews or, failing him or her, any other director of the Company to act as Chairman of the Court Meeting and has directed the Chairman to report the result of the Court Meeting to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court.

DATED: 18 January 2024

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

22 Bishopsgate

London EC2N 4BQ

Solicitors for the Company

NOTICE OF GENERAL MEETING

FREELINE THERAPEUTICS HOLDINGS PLC

(incorporated in England and Wales with registered number 12546479)

NOTICE IS HEREBY GIVEN that a General Meeting of Freeline Therapeutics Holdings plc, a public limited company incorporated in England and Wales with its registered office at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, England, SG1 2BP (the “Company”) will be held at the offices of Freeline’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London, EC2N 4BQ on 12 February 2024 at 2.45 p.m. (GMT) (or as soon thereafter as the Court Meeting has been concluded or adjourned) for the purpose of considering and, if thought fit, passing the resolution set out below.

SPECIAL RESOLUTION

18.	THAT:

for the purpose of giving effect to the scheme of arrangement dated 18 January 2024 (the “Scheme”) between the Company and the holders of the Scheme Shares (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman hereof, in its original form or subject to such modification, addition or condition agreed between the Company and Bidco 1354 Limited and approved or imposed by the Court:

(i)	the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(ii)	with effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 286 after existing article 285:

“286. SCHEME OF ARRANGEMENT

286.1

In this Article, references to the “Scheme” are to the scheme of arrangement dated 18 January 2024 between the Company and the holders of Scheme Shares (as defined in the Scheme) under Part 26 of the Act in its original form or with or subject to any modification, addition or condition agreed by the Company and Bidco 1354 Limited (“Bidco”) (which expression includes any other name which Bidco may adopt from time to time) and which the Court may approve and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

286.2

Notwithstanding any other provision of these Articles or the terms of any resolution, whether ordinary or special, passed by the Company in general meeting, if the Company issues any ordinary shares (other than to Bidco or any parent undertaking of Bidco or any subsidiary undertaking of any such parent undertaking or any nominee of any of such undertakings) on or after the adoption of this Article and on or prior to the Scheme Record Time (as defined in the Scheme), such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes thereof) and the original or any subsequent holder or holders of such ordinary shares shall be bound by the Scheme accordingly.

286.3

Subject to the Scheme becoming Effective, if the Company issues or is obliged to issue any ordinary shares in the Company to any person (a “New Member”) after the Scheme Record Time (other than under the Scheme or to Bidco or any parent undertaking of Bidco or any subsidiary undertaking of any such parent undertaking or any nominee of any of such undertakings) (the “Post-Scheme Shares”), such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will, provided the Scheme has become Effective, be obliged to transfer all the ordinary shares in the Company held by the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) to Bidco (or as Bidco may direct) who shall be obliged to acquire all of the Post-Scheme Shares. In consideration for the transfer of the Post-Scheme Shares, the purchaser shall pay to the New Member the Consideration for each Post-Scheme Share transferred to it (or such lesser or greater amount as may be payable for Scheme Shares under the

Scheme if each Post-Scheme Share were a Scheme Share), provided that any New Member may, prior to the issue of any Post-Scheme Shares to such New Member pursuant to the exercise of an option or satisfaction of an Award under any of the Freeline Share Plans, give not less than five Business Days’ written notice to the Company in such manner as the board shall prescribe of their intention to transfer some or all of such Post-Scheme Shares to their spouse or civil partner. Any such New Member may, if such notice has been validly given, on such Post-Scheme Shares being issued to such New Member, immediately transfer to their spouse or civil partner any such Post-Scheme Shares, provided that such Post-Scheme Shares shall then be immediately transferred from that spouse or civil partner to Bidco (or as Bidco may direct) pursuant to this Article as if the spouse or civil partner were a New Member. Where a transfer of Post-Scheme Shares to a New Member’s spouse or civil partner takes place in accordance with this Article, references to “New Member” in this Article shall be taken as referring to the spouse or civil partner of the New Member. If notice has been validly given pursuant to this Article but the New Member does not immediately transfer to their spouse or civil partner the Post-Scheme Shares in respect of which notice was given, such shares shall be transferred directly to Bidco (or as Bidco may direct) pursuant to this Article.

286.4

On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) effected after the Effective Date, the amount of Consideration due to a New Member for each Post-Scheme Share pursuant to Article 286.3 above may be adjusted by the board of the Company and the directors of Bidco in such manner as the auditors of the Company or an independent investment bank appointed by the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to ordinary shares shall, following such adjustment, be construed accordingly.

286.5

To give effect to any transfer of Post-Scheme Shares, the Company may appoint any person as attorney and agent for the New Member (the “agent”) to transfer the Post-Scheme Shares to Bidco (or as Bidco may direct) and do all such other things and execute and deliver all such documents as may in the opinion of the agent be necessary or desirable to vest the Post-Scheme Shares in Bidco (or another person as directed by Bidco), and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as Bidco may direct. If an agent is so appointed, the New Member shall not thereafter (except to the extent that the agent fails to act in accordance with the directions of Bidco) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed by Bidco. The agent shall be empowered to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder) in favour of Bidco and/or another person as directed by Bidco and the Company may give a good receipt for the Consideration for the Post-Scheme Shares and may register Bidco and/or another person as directed by Bidco as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares. Bidco shall, subject to Article 286.3 above, settle the Consideration due to the New Member within 14 days of the issue of the Post-Scheme Shares to the New Member.

286.6

Notwithstanding any other provision of these Articles, neither the Company nor the board shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Date.

286.7	If the Scheme shall not have become Effective by the date referred to in Clause 5 of the Scheme, this Article 286 shall be of no effect.”

Registered Office: Freeline Therapeutics Holdings plc Sycamore House Gunnels Wood Road Stevenage Hertfordshire, SG1 2BP England	By order of the Board Pope McCorkle IV Company Secretary

Dated 18 January 2024

Notes

The following notes explain your general rights as a shareholder and your rights to attend and vote at the General Meeting or to appoint someone else to vote on your behalf.

Entitlement to attend and vote

1.

Shareholders are invited to attend and participate in the General Meeting in person or online. The directors of the Company are enabling shareholders to attend and participate in the General Meeting electronically by accessing the General Meeting website at meetnow.global/FTLGM2024.

2.

Pursuant to the articles of association of the Company and Regulation 41 of the Uncertificated Securities Regulations 2001 and section 360B of the Act, the Company specifies that only those shareholders on the register of members as at 6.00 p.m. (GMT) on 8 February 2024 (or, if the meeting is adjourned, at 6.00 p.m. (GMT) on the date which is not later than 48 hours (excluding any part of a day that is not a working day) prior to the date set for the adjourned meeting) shall be entitled to attend and vote at the General Meeting either in person or by proxy and the number of shares then registered in their respective names shall determine the number of votes such persons are entitled to cast on a poll at the meeting. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend or vote at the General Meeting.

Entry to the virtual General Meeting

3.

If you wish to attend the meeting virtually, rather than in person, you will need to visit meetnow.global/FTLGM2024 on your electronic device (smart phone, tablet or PC) operating a compatible browser using the latest version of Chrome, Firefox, Edge or Safari. Please note that Internet Explorer is not supported. It is highly recommended that you check your system capabilities in advance of the date of the General Meeting.

4.

If you are a shareholder, you can use your unique Shareholder Reference Number and PIN as displayed on your white Form of Proxy. If you are an appointed proxy or a corporate representative you will have had to be provided with a unique invite code to enter the meeting and exercise rights on behalf of the relevant shareholder. Please see ‘Appointment of proxy electronically’ and ‘Corporate representatives’ below for instructions on how to request access credentials for a proxy or corporate representative. These credentials will be issued one working day prior to the General Meeting, conditional on evidence of your proxy appointment or corporate representative appointment having been received and accepted. If you have not been provided with your meeting access credentials, please ensure you contact Computershare by calling +44 (0370) 703 6147 on the morning of the meeting, but no later than one hour before the start of the meeting.

5.

Access to the meeting via meetnow.global/FTLGM2024 will be available from (GMT) on 12 February 2024. During the meeting, you must ensure you are connected to the internet at all times in order to vote when the Chairman commences polling on resolutions being put to the meeting. It is your responsibility to ensure connectivity for the duration of the meeting.

Website giving information regarding the General Meeting

6.	Information regarding the General Meeting can be found at https://www.freeline.life/investors/sec-filings.

Appointment of proxies

7.

If you are a shareholder of the Company at the time set out in note 1 above, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the General Meeting. A white Form of Proxy is enclosed with this notice for use in relation to the General Meeting. You can only appoint a proxy using the procedures set out in these notes and the notes to the white Form of Proxy. Shareholders are encouraged to appoint the Chairman of the General Meeting as their proxy to ensure they can exercise their vote and be represented at the meeting in the event they are unable to attend on the day.

8.

A proxy does not need to be a shareholder of the Company but must attend the General Meeting to represent you. Details of how to appoint the Chairman of the General Meeting or another person as your proxy using the white Form of Proxy are set out in the notes to the white Form of Proxy. If you wish your proxy to speak on your behalf at the General Meeting you will need to appoint your own choice of proxy (not the Chairman) and give your instructions directly to them.

9.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. If you are appointing more than one proxy you must indicate the number of shares in respect of which you are making this appointment. You should include the number in the box provided for your first named proxy and either obtain (an) additional form(s) of proxy from the registrar of the Company, Computershare Investor Services PLC, or you may photocopy the white Form of Proxy. Please return all the forms together and tick the box to indicate each form is one of multiple instructions being given. Please take care when completing the number of shares; if the total number of shares exceeds the total number held by the shareholder, all appointments may be invalid. All forms of proxy must be signed and should be returned together in the same envelope.

10.

Appointment of a proxy does not preclude a shareholder from attending the General Meeting and voting in person. If you wish to attend the General Meeting in person, please bring with you the attendance card included in the Form of Proxy. This will authenticate your right to attend, speak and vote at the General Meeting and assist us in registering your attendance without delay.

11.

If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact the Company’s registrar, Computershare. Instructions for use are shown on the white Form of Proxy. Completion and return of a white Form of Proxy, an electronic proxy, or any CREST Proxy Instruction (as described in note 17 below) will not preclude a shareholder from attending the meeting and voting there in person.

12.

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with Section 146 of the Companies Act 2006 (nominated persons). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

Appointment of proxy using hard copy white Form of Proxy

13.

The notes to the Form of Proxy explain how to direct your proxy to vote on the resolution or withhold their vote. To validly appoint a proxy using the Form of Proxy, the form must be: (i) completed and signed; and (ii) sent or delivered to the Company’s registrar’s address at The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom, so as to be received not less than 48 hours (without taking account of any part of a day that is not a working day) before the time appointed for holding the General Meeting or adjourned meeting to which it relates.

14.

In the case of a shareholder which is a company, the Form of Proxy must be executed under its common seal or signed on its behalf by a duly authorised officer or director of the company or a duly authorised attorney for the company.

15.

Any power of attorney or any other authority under which the Form of Proxy is signed (or a duly certified copy of such power of authority) must be included with the Form of Proxy, so as to be received not less than 48 hours before the time appointed for holding the General Meeting or adjourned meeting to which it relates.

Appointment of proxy electronically

16.	As an alternative to completing the hard copy Form of Proxy, you can appoint a proxy electronically by visiting www.eproxyappointment.com. You will be asked to enter your control number, shareholder reference number and PIN, which can be found on the Form of Proxy. In order for an online proxy appointment to be valid it must be received by Computershare not later than 2.45 p.m. (GMT) on 8 February 2024. Any communication found to contain a computer virus will not be accepted. In order to access the voting system, shareholders will need their shareholder investor code which can be found on their proxy card. Return of the Form of Proxy, submitting an online proxy vote or any CREST Proxy Instruction (as described in note 11 below) will not prevent you from attending and voting at the meeting instead of the proxy, if you wish. If you do this and there is a poll vote, your proxy votes will be ignored.

Appointment of proxies through CREST

17.

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic appointment service, may do so for the General Meeting and any adjournment(s) thereof by utilising the procedures described in the “CREST Reference Manual” issued by Euroclear UK & Ireland Limited (the “CREST Manual”). CREST personal members or other CREST sponsored members and those CREST members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

18.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Company’s agent, Computershare Investor Services PLC (ID: 3RA50), by not later than 2.45 p.m. (GMT) on 8 February 2024. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

19.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST Proxy Instruction. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

20.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of proxy by joint holders

21.

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

Changing proxy instructions

22.

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments (see above) also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

23.

Where you have appointed a proxy using the hard-copy Form of Proxy and would like to change the instructions using another hard-copy Form of Proxy, please contact Computershare Investor Services PLC to request a form.

Attendance of virtual General Meeting by appointed proxy

24.

If your proxy wishes to attend the General Meeting virtually, please contact Computershare Investor Services PLC by email at corporate-representatives@computershare.co.uk or alternatively call +44 (0370) 703 6147, providing details of your proxy appointment including their email address so that unique credentials can be issued to allow the proxy to access the electronic meeting. Access credentials will be emailed to the appointee one working day prior to the meeting. Lines are open 8:30 a.m. to 5:30 p.m. (GMT) Monday to Friday (excluding bank holidays).

Termination of proxy appointments

25.

If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will supersede all previous instructions. If the Company is unable to determine which instrument was last validly delivered or received, none of them shall be treated as valid in respect of that share.

26.

Any appointment under a Form of Proxy may only be revoked by delivering a notice in writing given by or on behalf of the person by whom or on whose behalf the Form of Proxy was given to Computershare Investor Services PLC at the Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom.

27.

A notice revoking a proxy appointment only takes effect if it is delivered no later than 48 hours (without taking account of any part of a day that is not a working day) before the time of the General Meeting or adjourned meeting to which it relates.

28.

Appointment of a proxy does not preclude you from attending the General Meeting (or any adjournment thereof) and voting in person. If you have appointed a proxy and attend the General Meeting (or any adjournment thereof) in person, your proxy appointment will automatically be terminated.

Corporate representatives

29.

A corporation which is a shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all of its powers as a shareholder, provided that no more than one corporate representative exercises powers over the same ordinary shares.

30.

If a corporate representative wishes to attend the General Meeting virtually, please contact Computershare Investor Services PLC by emailing corporate-representatives@computershare.co.uk or alternatively call +44 (0370) 703 6147, providing details of your appointee including their email address, confirmation of the meeting they wish to attend and a copy of a signed letter of representation on headed paper confirming the authorisation referred to in section 323 of the Act, so that unique credentials can be issued to allow the corporate representative to access the electronic meeting. Access credentials will be emailed to the appointee one working day prior to the meeting. If documentation supporting the appointment of the corporate representative is supplied later than 48 hours (without taking account of any part of a day that is not a working day) before the time of the General Meeting or adjourned meeting to which it relates, the unique credentials to access the meeting will be issued on a best endeavours basis.

Verification of identity

31.

Shareholders, proxies and authorised representatives will be required to provide their names and addresses for verification against the register of members and proxy appointments received by the Company before entering the General Meeting.

Additional Information

32.	The special resolution to be put to the General Meeting will be voted on by way of a poll.

33.

If you have been nominated to receive general shareholder communications directly from the Company, it is important to remember that your main contact in terms of your investment remains the broker, bank or other nominee who administers the investment on your behalf. Therefore, any changes or queries relating to your personal details and holding (including any administration) must continue to be directed to your existing contact at your investment manager or custodian. Freeline Shareholders who hold their Freeline Shares in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee to ensure that their Freeline Shares are represented at the General Meeting. The Company cannot guarantee dealing with matters that are directed to them in error. The only exception to this is where the Company, in exercising one of its powers under the Act, writes to you directly for a response.

34.

Shareholders attending the meeting have the right to ask questions. The Company has an obligation to answer such questions relating to the business being dealt with at the meeting, but no such answer need be given if: (i) it is undesirable in the interest of the Company or the good order of the meeting; (ii) to do so would unduly interfere with the preparation for the meeting or involve the disclosure of confidential information; or (iii) the answer has already been given on a website in the form of an answer to a question.

35.

The “Vote Withheld” option is provided to enable you to abstain on the specified resolution. However, it should be noted that a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of votes “For” and “Against” the specified resolution.

36.

As at 16 January 2024 (being the last practicable date prior to the publication of this notice), the Company’s issued share capital consisted of 65,892,429 Freeline Shares, carrying one vote each. As at 16 January 2024 (being the last practicable date prior to the publication of this notice), the Company held 0 shares in treasury. Therefore, the total voting rights in the Company as at 16 January 2024 was 65,892,429. On a vote by poll, every shareholder who is present in person or by proxy has one vote for every Freeline Share held.

37.	A copy of this notice, and other information required by section 311A of the Act, can be found at https://freeline.life/investors/sec-filings.

38.

Copies of the Company’s existing articles of association and the articles of association as proposed to be amended by the special resolution set out in this notice are available for inspection at the offices of the Company’s Solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London, EC2N 4BQ during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays), until the opening of business on the day on which the meeting is held, and will also be available for inspection at the place of the meeting for at least 15 minutes prior to and during the meeting.

39.

Except as provided above, shareholders who have general queries about the meeting should either call the Company’s registrar’s general shareholder helpline on +44 (0) 370 703 6147 or write to the Company’s registrar, Computershare, at The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom. Shareholders may not use any electronic address provided either in this notice or any related documents (including the Chairman’s letter and white Form of Proxy) to communicate with the Company for any purposes other than those expressly stated. Calls from outside the UK will be charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Please note that Computershare cannot provide advice on the merits of the Acquisition or give any financial, legal or tax advice.

ANNEX A – IMPLEMENTATION AGREEMENT

Annex A

22 NOVEMBER 2023

(1)	BIDCO 1354 LIMITED

(2)	FREELINE THERAPEUTICS HOLDINGS PLC

IMPLEMENTATION AGREEMENT

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

22 Bishopsgate

London

EC2N 4BQ

THIS AGREEMENT is made on 22 November 2023.

AMONG:

(1)	BIDCO 1354 LIMITED, a company incorporated in England and Wales with registered number 15295548 and whose registered office is at 8 Bloomsbury Street, London, United Kingdom, WC1B 3SR (“Bidco”); and

(2)

FREELINE THERAPEUTICS HOLDINGS PLC, a public limited company incorporated in England and Wales (registered number 12546479), whose registered office is at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, England, SG1 2BP United Kingdom (the “Company”),

together referred to as the “Parties” and each as a “Party” to this agreement (the “Agreement”).

WHEREAS:

(A)	The Parties each desire the Acquisition of the Company by Bidco.

(B)	The Special Committee intend to recommend the Acquisition to the Company Shareholders.

(C)

The Parties have agreed that the Acquisition will be implemented by means of a scheme of arrangement under Part 26 of the Act, although Bidco may, in the circumstances and subject to the conditions set out in this Agreement, elect to implement the Acquisition by means of a Takeover Offer.

(D)	The Scheme will result in Bidco acquiring the entire issued and to be issued share capital of the Company (other than the Excluded Shares).

(E)	The Parties have agreed to take certain steps to implement the Acquisition and wish to enter into this Agreement to record their respective obligations relating to such matters.

IT IS AGREED:

1.	Interpretation

1.1	In this Agreement, its Recitals and Schedules, each of the following expressions shall have the following meaning:

“Acceptable Confidentiality Agreement”	any customary confidentiality agreement that: (i) contains provisions that are not, in the aggregate, less favourable to the Company than those contained in the Confidentiality Agreement; and (ii) does not prohibit the Company from providing any information to Bidco in accordance with Clause 10.2;

“Acquisition”	the acquisition by Bidco of the entire issued and to be issued share capital of the Company (other than the Excluded Shares) for the Consideration, to be effected in accordance with this Agreement by means of the Scheme or, in the event that Bidco elects to proceed with such acquisition by way of a Takeover Offer in accordance with the terms of this Agreement, a Takeover Offer, and shall, in any case, where the context so requires, include any subsequent revision, variation, extension or renewal thereof as agreed by the Parties in writing;

“Acquisition Proposal”	any inquiry, proposal or offer from any person (other than Bidco) relating to: (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as reasonably determined by the Special Committee) of the assets (including share capital of the Company’s subsidiaries) of the Company and its subsidiaries, taken as a whole, or (B) shares carrying 20% or more of the aggregate voting power and economic rights of the Company; or (ii) any takeover offer, exchange offer, merger, consolidation, business combination, recapitalisation, liquidation, dissolution, share exchange or similar transaction involving the Company that, if consummated, would result in any person (or the shareholders of any person) owning, directly or indirectly, shares carrying 20% or more of the aggregate voting power and economic rights of the Company or the resulting direct or indirect parent of the Company, other than, in each case, the Acquisition;

“Act”	the UK Companies Act 2006 (including the schedules thereto);

“Additional Bonus”	has the meaning given to it in paragraph 6.1 in Schedule IV;

“Advisers”	in relation to Bidco, S&S and Mintz, and, in relation to the Company, Skadden, including (unless the context requires otherwise) partners in and directors, members and employees of such advisers;

“ADS”	an American Depositary Share representing fifteen Company Shares;

“Affiliate”	with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise);

“Agreed Form”	in relation to any document, such document in the terms agreed among the Parties as at the date of this Agreement, subject to any further changes as the Parties may agree from time to time;

“Agreed Switch”	has the meaning given to it in Clause 5.3;

“Announcement”	the press announcement of an intention to proceed with the Acquisition, in the Agreed Form as set out in Schedule III (Announcement);

“Anti-Corruption Laws”	the US Foreign Corrupt Practices Act of 1977, as amended, the US Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2012 and the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any applicable Law of similar effect, and the related regulations and published interpretations thereunder;

“Articles”	the articles of association of the Company;

“Awards”	has the meaning given to it in Schedule IV;

“Benefit Plan”	means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and each other employment, consulting, cash, equity or equity-based incentive, commission, pension, retirement, termination, severance, deferred compensation, health, welfare, paid time-off, compensation, benefit or similar plan, scheme, program, policy, agreement or arrangement that is sponsored, maintained, contributed to or required to be contributed to by the Company or any of its subsidiaries or with respect to which the Company or any of its subsidiaries has any Liability, without regard to whether participation in, or contribution to, such plan, scheme, program, policy, agreement or arrangement is required by Law;

“Bidco Directors”	the directors of Bidco from time to time;

“Bidco Group”	Bidco, its Affiliates and its subsidiaries and subsidiary undertakings from time to time (which, for the avoidance of doubt, shall exclude the Company or any other member of the Company Group);

“Bidco Information”	has the meaning given to it in Clauses 6.2 and 6.7;

“Bidco Material Adverse Effect”	a material adverse effect on Bidco’s ability to consummate the Acquisition;

“Bidco Offer Documents”	has the meaning given to it in Clause 6.9;

“Business Day”	a day (other than Saturday, Sunday or a public holiday) on which banks in the City of London and New York City are open for business generally;

“BW Deferred Share”	means the deferred share in the Company with a par value of £100,000 issued to Benjamin Warriner;

“Cash Consideration”	has the meaning given to it in Clause 2.1;

“Circular”	the circular to be issued by the Company to the Company Shareholders setting out, among other things, the terms and conditions of the Acquisition and the notice of the Court Meeting and the General Meeting, and which shall be an exhibit to the Schedule 13E-3 prepared in accordance with Section 13E-3 of the Exchange Act;

“Company Adverse Change Recommendation”	has the meaning given to it in Clause 10.4.1;

“Company Directors”	the directors of the Company from time to time;

“Company Group”	the Company and its subsidiaries and subsidiary undertakings from time to time;

“Company Incentive Arrangements”	the Company Share Plans and the other incentive arrangements described in Schedule IV;

“Company Intellectual Property Rights”	any and all Intellectual Property Rights (i) owned or purported to be owned by the Company or any of its Affiliates or (ii) licensed, or for which rights are otherwise granted or held for use, to the Company or any of its Affiliates by a third party, including, but not limited to, the Licensed Intellectual Property Rights, the Owned Intellectual Property Rights, the Product Intellectual Property Rights, the Licensed Registered IP and the Owned Registered IP;

“Company Material Adverse Effect”

any state of facts, condition, development, circumstance, change, effect or event which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on:

(i) the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company Group, taken as a whole; provided, however that, solely for the purposes of this sub-clause (i), none of the following shall be deemed, either alone or in combination, to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect:

(A)  changes in general economic conditions, or changes in securities, credit or other financial markets, in the United States or the UK, or conditions generally affecting the industry in which the Company operates, including the pharmaceutical or biotechnology industries;

(B)  acts of war, sabotage or terrorism or natural disasters or pandemics involving the United States or the UK;

(C)  changes of applicable Law or GAAP or the interpretation thereof;

(D)  any event arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any change in, any applicable Law or GAAP (or interpretations of any applicable Law or GAAP), provided that such change is not at the Company’s discretion in a manner inconsistent with past practice;

(E)  the announcement, pendency or consummation of this Agreement and the Acquisition, the identity of Bidco or any of its Affiliates or any communication by Bidco or any of its Affiliates regarding plans, proposals or projections with respect to the Company or its employees (provided, however, that this sub-clause (E) shall not apply with respect to the representations and warranties (in whole or in relevant part) made by the Company in this Agreement, the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the announcement, pendency or consummation of this Agreement or the Acquisition);

(F)  the direct or indirect effects of:

(1)   any breach by Bidco of the terms of this Agreement;

(2) any action that Bidco directs the Company to take in writing or which Bidco specifically consents in writing pursuant to this Agreement; or

(3) any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of the Agreement from taking, to the extent Bidco fails to give its timely consent thereto after a written request therefor pursuant to Clause 10.1;

(G)  any failure of the Company to meet any internal or public projections, forecasts, estimates of earnings or revenues;

(H)  the results of the Company’s GALILEO-1 trial in FLT201; or

(I)   any proceedings, claim, suit or action made by a Company Shareholder: (i) arising out of or relating to this Agreement or the Acquisition; or (ii) relating to a breach of the fiduciary duties of the Special Committee to the Company Shareholders under applicable Laws;

except,

(1)   in the case of sub-clauses (A), (B) and (C), to the extent such state of facts, condition, development, circumstance, change, effect or event disproportionately affect the Company relative to other participants in the industry in which the Company operates;

(2)   the exceptions set forth in sub-clause (G) shall not prevent or otherwise affect a determination that any state of facts, condition, development, circumstance, change, effect or event underlying, or that may have contributed to, such failure has resulted in or contributed to a Company Material Adverse Effect; or

(3) in the case of sub-clause (H), the following matters in relation to the results of the Company’s GALILEO-1 trial in FLT201 may be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect: (i) any material increase in alanine transaminase (ALT) or aspartame transaminase (AST) levels resulting in decreases in plasma enzyme glucocerebrosidase (GCase) levels to below (or failure to maintain such levels above) 20 µmol/L/H in a patient dosed with FLT201 in such trial; or (ii) any serious adverse event resulting in death or serious injury attributable to FLT201; or (iii) any circumstances resulting in (a) an actual clinical hold, or (b) an order issued by the FDA or other relevant regulator, in each case with respect to the GALILEO-1 trial, that would reasonably be expected to result in the termination of such trial; or (iv) any termination of the GALILEO-1 trial; or

(ii) the ability of the Company to fulfill its obligations hereunder or to consummate the Acquisition on or before the Long Stop Date;

“Company Share Plans”	the Freeline Therapeutics Holdings plc 2020 Equity Incentive Plan, the Freeline Therapeutics Holdings plc 2021 Equity Inducement Plan, the Freeline Therapeutics Share Option Plan, the Freeline Therapeutics Holdings plc 2020 Employee Share Purchase Plan and the IPO Vesting Agreement;

“Company Shareholders”	holders of the Company Shares from time to time;

“Company Shares”	ordinary shares of the Company with a par value of GBP 0.00001 each; provided that, for the avoidance of doubt, “Company Shares” include ordinary shares of the Company represented by ADSs;

“Conditions”	the conditions to completion of the Acquisition set out in Part A of Schedule II (Conditions);

“Confidentiality Agreement”	the confidentiality agreement entered into by Syncona Investment Management Limited and the Company on 21 July 2023;

“Consideration”	USD 0.433333 in cash for each Company Share (other than the Excluded Shares);

“Contract”	with respect to any person, any legally binding contract, agreement, lease, sublease, license, commitment, sale or purchase order, indenture, note, bond, loan, mortgage, deed of trust, instrument or other arrangement, whether written or oral, express or implied, to which such person is a party or by which such person or such person’s properties or assets are bound;

“Court”	the High Court of Justice in England and Wales;

“Court Hearing”	the hearing by the Court of the petition to sanction the Scheme (and to grant the Court Order);

“Court Meeting”	the meeting of Company Shareholders (and any adjournment, postponement or reconvention thereof) to be convened by order of the Court pursuant to section 896 of the Act in order for the Company Shareholders to consider, and if thought fit approve, the Scheme;

“Court Order”	the order of the Court sanctioning the Scheme under section 899 of the Act;

“D&O Indemnified Parties”	has the meaning given to it in Clause 6.10;

“Depositary”	Citibank, N.A.;

“Deposit Agreement”	the agreement dated 11 August 2020 between the Company, the Depositary and the holders from time to time of ADSs issued thereunder;

“Disclosed”	means the information which has been fairly disclosed: (i) in the Disclosure Schedules; and (ii) in the Company’s filings with the U.S. Securities and Exchange Commission prior to the date of this Agreement;

“Disclosure Schedules”	Schedule VI to this Agreement;

“Effective Date”

the date upon which:

(i) the Scheme becomes effective in accordance with its terms; or

(ii)  if Bidco elects in accordance with the terms of this Agreement to implement the Acquisition by way of a Takeover Offer, the date that the Takeover Offer becomes or is declared unconditional;

“Employee Shares”	restricted shares in the Company granted pursuant to “pre IPO share award letters” issued to employees of the Company Group before the initial public offering of the Company on 7 August 2020, and which remain in issue in the form of Company Shares immediately prior to the granting of the Court Order (excluding, for the avoidance of doubt, the Unvested Employee Leaver Shares);

“Environmental Law”	any applicable Law relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Environmental Permit”	any Permit that is required by a Governmental Authority under any Environmental Law and necessary to the operation of the business of the Company Group;

“ERISA”	the U.S. Employee Retirement Income Security Act of 1974, as amended;

“Exchange Act”	the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Excluded Shares”	(i) any Company Shares legally or beneficially held by Bidco or any of its Affiliates; (ii) any Treasury Shares; (iii) the BW Deferred Share; and (iv) the Unvested Employee Leaver Shares;

“FDA”	the US Food and Drug Administration;

“Federal Health Care Program”	has the meaning given to it in Clause 11.1.13(f);

“Financial Adviser”	in relation to the Special Committee, Leerink Partners LLC, including (unless the context otherwise requires) directors, officers and employees thereof;

“FY23 Bonuses”	has the meaning given to it in paragraph 5.1 of Schedule IV;

“GAAP”	generally accepted accounting principles in the United States;

“General Meeting”	the general meeting of the Company Shareholders (including any adjournment, postponement or reconvention thereof) to be convened in connection with the Scheme in order for the Company Shareholders to consider, and if thought fit approve, certain matters in connection with the Scheme and the Acquisition, notice of which is to be set out in the Circular (including any adjournment, postponement or reconvention thereof);

“Governmental Authority”	any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, centre, organisation, unit or body and any court, arbitrator or other tribunal;

“Hazardous Materials”	any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mould, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste;

“Health Authority”	the Governmental Authorities which administer Health Laws including the FDA, the European Medicines Agency (EMA) and other equivalent agencies in any jurisdiction;

“Health Law”	any applicable Law of any Governmental Authority (including multi-country organisations) the purpose of which is to ensure the safety, efficacy and quality of medicinal and pharmaceutical products by regulating the research, development, manufacturing, processing, importation, exportation, marketing, advertising, labelling, storage, pricing and distribution of these products, including applicable Law relating to good laboratory practices, good clinical practices, investigational use, product marketing authorisation, manufacturing facilities compliance and approval, good manufacturing practices, labelling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports;

“Health Submissions”	has the meaning given to it in Clause 11.1.13(b);

“HIPAA”	collectively: (a) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), including its implementing rules and regulations with respect to privacy, security of health information, and transactions and code sets; (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); (c) the Omnibus Rule effective March 26, 2013 (78 Fed. Rg. 5566), and other implementing rules regulations at 45 CFR Parts 160 and 164; and (d) any federal, state and local laws regulating the privacy and/or security of individually identifiable information, in each case, as the same may be amended, modified or supplemented from time to time;

“Indebtedness”	any and all (i) indebtedness for borrowed money, whether current or funded, secured or unsecured, including that evidenced by notes, bonds, debentures or other similar instruments (and including all outstanding principal, prepayment premiums, if any, and accrued interest, fees and expenses related thereto), (ii) amounts owed with respect to drawn letters of credit, (iii) cash overdrafts, (iv) net obligations in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures Contract, forward Contract, options or other derivative instruments or arrangements, (v) obligations under conditional sale, title retention or similar agreements or arrangements creating an obligation with respect to the deferred purchase price of property, services, securities or assets with respect to which the Company Group is liable, primarily or secondarily, absolutely, contingently or otherwise, including all Company Group notes and “earn-out” payments, and (vi) indebtedness secured by an Encumbrance on the

Company Group’s assets or properties and (vii) outstanding guarantees of obligations of the type described in (i) through (iii) above;

“Indicative Timetable”	the indicative timetable set out in Schedule I;

“Intellectual Property Rights”	all rights, title, and interests in and to all intellectual property rights of every kind and nature however denominated, throughout the world, including: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolised by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”), (v) trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”), (vi) rights of publicity, privacy, and rights to personal information, (vii) moral rights and rights of attribution and integrity, (viii) domain names and social media accounts and handles, (ix) all applications and registrations for the foregoing, and (x) all rights and remedies against past, present, and future infringement, misappropriation, or other violation thereof;

“Internal Revenue Code”	the U.S. Internal Revenue Code of 1986, as amended;

“IT Assets”	computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or licensed or leased by the Company pursuant to any written agreement (excluding any public networks);

“knowledge”	with respect to the Company, any matter within the knowledge, information or belief of any of Michael Parini, Paul Schneider and Chip McCorkle, following due inquiry, and with respect to Bidco, any matter within the knowledge, information or belief of Chris Hollowood and Andrew Cossar following due inquiry;

“IPO Vesting Agreement”	the vesting agreement entered into between the Company and certain employees on 11 August 2020, under which the Parties to such agreement agreed to the continued existence of a transfer restriction and repurchase right in relation to certain Employee Shares in accordance with the terms specified therein;

“Law”	any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, guidance, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority or the Nasdaq Capital Market;

“Leased Real Property”	the real property that is leased or subleased by the Company and its subsidiaries;

“Liability”	any direct or indirect debt, liability, obligation, commitment, guaranty, claim, loss, damage, deficiency, fine, cost or expense of any kind or nature (in each case, including interest thereon), whether relating to payment, performance or otherwise, known or unknown, asserted or unasserted, fixed, absolute or contingent, joint or several, accrued or unaccrued, secured or unsecured, disclosed or undisclosed, liquidated or unliquidated, due or to become due, or determined, determinable or otherwise, asserted or not asserted, vested or unvested, or executory, whenever or however arising (including, whether or not required to be reflected or reserved against on the financial statements of the relevant person under GAAP if applicable);

“Licensed Intellectual Property Rights”	any and all Intellectual Property Rights, other than off-the-shelf commercially available software generally available on non-discriminatory pricing terms, owned by a third party and licensed or sublicensed to the Company or any of its Affiliates and related to a Product Candidate, or for which the Company or any of its Affiliates has obtained a covenant not to be sued related to a Product Candidate, including all Licensed Registered Intellectual Property Rights;

“Licensed Registered IP”	has the meaning given to it in Clause 11.1.16(a);

“Lien”	any mortgage, deed of trust, hypothecation, lien, license, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of any property or asset, whether voluntarily incurred or arising by operation of law or otherwise, including any agreement to give or grant any of the foregoing. For the purposes of this Agreement, a person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital or other lease or other title retention agreement relating to such property or asset;

“Loan Documents”	the Loan Note Certificate and the Security Agreement;

“Loan Note Certificate”	the secured convertible loan note certificate executed by the Company on or around the date of this Agreement, pursuant to which the Company agrees to issue, or has issued, as the context may require, the Notes;

“Long Stop Date”	22 May 2024 or such later date as the Bidco and the Company may agree in writing;

“Matching Acquisition Proposal”	has the meaning given to it in Clause 10.5(b)(i);

“Material Contract”	has the meaning given to it in Clause 11.1.18;

“Mintz”	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.;

“Notes”	the USD 15,000,000 fixed rate convertible loan notes due 2024 issued by the Company on or around the date of this Agreement pursuant to the Loan Note Certificate;

“NSI Act”	means the National Security and Investment Act 2021 (as amended from time to time);

“Offer Document”	if Bidco elects to effect the Acquisition by means of a Takeover Offer pursuant to Clause 5.3, the document which would be despatched by Bidco to Company Shareholders in connection with the Takeover Offer which will contain, inter alia, the terms and conditions of the Takeover Offer;

“Owned Intellectual Property Rights”	has the meaning given to it in Clause 11.1.16(a);

“Owned Registered IP”	has the meaning given to it in Clause 11.1.16(a);

“Permits”	any certificates, permits, licenses, franchises, approvals, new drug applications (NDAs), biologics license applications (BLAs), investigational new drug applications (INDs), concessions, qualifications, registrations, certifications, designations, and similar authorisations from any Governmental Authority (including any Health Authority);

“Permitted Liens”	(a) any Lien for Taxes that are not due and payable or the validity of which is being contested in good faith by appropriate proceedings; (b) any Lien representing the rights of customers, suppliers and subcontractors in the ordinary course of business consistent with past practice under the terms of any Contracts to which the relevant party hereto is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business consistent with past practice); (c) in the case of any Contract, Liens that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract; (d) in the case of real property, Liens that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Liens incurred or suffered in the ordinary course of business consistent with past practice and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property or that are otherwise set forth on a title report; and (e) non-exclusive licenses of or other grants of rights to use or obligations with respect to Intellectual Property Rights that accompany the sale of the Company’s products or services in the ordinary course of business;

“Personal Information”	data and information concerning an identifiable natural person;

“Personnel”	in relation to any person, its board of directors and executive officers, members of their immediate families, related trusts and persons connected with them;

“Privacy Laws”	Laws relating to privacy and/or data security of Personal Information, including the EU Data Protection Directive (95/46/EC) (together with relevant national implementing legislation), the EU General Data Protection Regulation (2016/679) (together with relevant national implementing legislation, such as in the United Kingdom, the Data Protection Act 2018) and HIPAA;

“Privacy Policies”	has the meaning given to it in Clause 11.1.24;

“Proceedings”	has the meaning given to it in Clause 19.2;

“Process”	any operation that is performed upon Personal Information whether or not by automatic means, including the access, acquisition, collection, recording, organization, storage, alteration, retrieval, consultation, use, processing, disclosure, combination, blocking, transfer, return or destruction, and “Processed” or “Processing” shall be construed accordingly;

“Product Candidate”	the Company’s clinical program in FLT201 for the treatment of Gaucher disease type 1;

“Product Intellectual Property Rights”	the Intellectual Property Rights owned by or licensed to the Company and used or held for use in the use, sale, offer for sale, development, manufacture, distribution, importation, commercialization or other exploitation of the Product Candidates;

“Proposals”	has the meaning given to it in paragraph 3.1 of Schedule IV;

“Receiving Agent”	Computershare Investor Services plc, or any other receiving agent appointed by the Company in connection with the Acquisition after consultation with Bidco in accordance with Clause 2.5;

“Receiving Agent Agreement”	the agreement pursuant to which the Receiving Agent is appointed;

“Relevant Period”	the period between the date of this Agreement and the earlier to occur of: (i) the Effective Date; and (ii) the date of termination of this Agreement in accordance with Clause 12;

“Relevant Withdrawal Event”	has the meaning given to it in Clause 12.1.4;

“Representatives”	in relation to each Party, its Financial Advisers, Advisers, directors, officers, employees, and consultants;

“Resolutions”	the resolutions of the Company Shareholders to be proposed at the Court Meeting and the General Meeting in order to approve the Scheme and certain other matters in connection with the Acquisition;

“Review Period”	has the meaning ascribed to it in Section 14(9) of the NSI Act;

“S&S”	Simmons & Simmons LLP;

“Sanction Date”	the date that the Court sanctions the Scheme;

“Sarbanes-Oxley Act”	the Sarbanes-Oxley Act of 2001, as amended;

“SC Meeting Fees”	the additional fees payable per Special Committee meeting to members of the Special Committee in consideration of their additional duties, responsibilities and time-spent in serving on the Special Committee, as determined from time to time by the Company Board and paid on the next practicable payroll date following each Special Committee meeting;

“Sign-On Bonuses”	cash bonuses to be paid in accordance with the Company’s ordinary course of business, to new employees who have commenced or are due to commence their employment with the Company Group during 2023, such bonuses to be paid on the next practicable payroll date following the relevant individual’s commencement of employment with the Company Group, which is expected to be on or prior to 31 December 2023;

“Schedule 14D-9”	if Bidco elects to effect the Acquisition by means of a Takeover Offer pursuant to Clause 5.3, the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC with respect to the Takeover Offer;

“Schedule TO”	if Bidco elects to effect the Acquisition by means of a Takeover Offer pursuant to Clause 5.3, the Tender Offer Statement on Schedule TO filed by Bidco with the SEC with respect to the Takeover Offer, together with all amendments and supplements thereto, and including all exhibits thereto;

“Scheme”	the scheme of arrangement to be proposed under section 899 of the Act by the Company to the Company Shareholders to implement the Acquisition, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Bidco;

“Scheme Conditions”	the Conditions set out in paragraph 1 of Part A of Schedule II;

“Scheme Record Time”	the time and date to be specified as such in the Circular, expected to be 6.00 pm on the Business Day immediately preceding the Effective Date, or such other time as the Parties may agree;

“SEC”	the US Securities and Exchange Commission;

“Secretary of State”	means the Secretary of State for the purposes of the NSI Act;

“Securities Act”	the Securities Act of 1933, as amended;

“Security Agreement”	the security agreement relating to the Loan Note Certificate entered into on or around the date of this Agreement by: (i) the Company, Freeline Holdings (UK) Limited and Freeline Therapeutics Limited (as chargors); and (ii) Syncona Portfolio Limited (as chargee);

“Security Breach”	any actual or suspected breach of security leading to the accidental or unlawful destruction, loss, theft, alteration, unauthorized disclosure, destruction of, access or damage to Personal Information Processed by the Company;

“Senior Employees”	each of the individuals listed in Schedule V;

“Skadden”	Skadden, Arps, Slate, Meagher & Flom LLP and Skadden, Arps, Slate, Meagher & Flom (UK) LLP;

“Special Committee”	the special committee comprising certain independent Company Directors established by the board of directors of the Company for the purposes of considering, negotiating and implementing the Acquisition;

“Special Committee Recommendation”	the unanimous recommendation of the Special Committee to the Company Shareholders in respect of the Acquisition: (i) to vote in favour of the Scheme at the Court Meeting and in favour of the Resolutions at the General Meeting; or (ii) if Bidco elects to implement the Acquisition by way of a Takeover Offer pursuant to Clause 5.3, to accept the Takeover Offer (as the case may be);

“Stamp Duty”	any stamp duty payable on the transfer of Company Shares under the Act;

“Superior Proposal”	any bona fide written Acquisition Proposal that if consummated would result in a person (or the shareholders of any person) owning, directly or indirectly: (i) 80% or more of the aggregate voting power and economic rights of the Company or the resulting direct or indirect parent of the Company; or (ii) all or substantially all of the assets (including share capital of the Company’s subsidiaries) of the Company and its subsidiaries, taken as a whole, (A) on terms which the Special Committee determines, in good faith, after consultation with outside counsel and its Financial Adviser, would be a superior proposal to the Acquisition; and (B) which the Special Committee determines, in good faith, after consultation with outside counsel and its Financial Adviser, would result in the Special Committee being in breach of its fiduciary duties or violating its obligations under the Act or at common law if it failed to pursue, engage in or otherwise participate in discussions or negotiations with the person making such Acquisition Proposal;

“Supplement”	has the meaning given to it in Clause 6.7;

“Takeover Offer”	if Bidco elects to implement the Acquisition by way of a takeover offer pursuant to Clause 5.3, the takeover offer (within the meaning of section 974 of the Act) to be made by Bidco, to acquire the entire issued and to be issued share capital of the Company (other than the Excluded Shares) including, where the context admits, any subsequent revision, variation, extension or renewal of such offer effected in accordance with this Agreement;

“Tax”	all forms of taxation and statutory, governmental, state, federal, provincial, local, foreign, government or municipal charges, fees, tolls, customs, duties, imposts, contributions, levies, withholdings, or liabilities or social security or national insurance contributions of any kind wherever chargeable and in any jurisdiction (including any amount due as if it were an amount of Tax) including net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, branch profits, profit share, license, lease, service, service use, value added, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, premium, property, windfall profits, wealth, net wealth, net worth, export and import fees and charges, registration fees, tonnage, vessel, or other taxes, charges, fees, duties, levies, tariffs, imposts, tolls, customs, or other tax (however denominated), whether disputed or not, imposed or required to be withheld by any Tax Authority; and any penalty, fine, surcharge, interest, inflationary adjustment, additions to tax, charges, costs, or other additional amounts imposed thereon, with respect thereto, or relating thereto, in all cases, wherever and whenever imposed and regardless of whether such taxes, penalties, charges, costs and interest are directly or primarily chargeable against or attributable to the Company, any member of the Company Group or any other person and regardless of whether the Company, any member of the Company Group or any other person has or may have any right of reimbursement against any other person;

“Tax Authority”	any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official or other Governmental Authority in any jurisdiction having authority in the assessment, collection or administration of Tax;

“Tax Return”	any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated Tax) required or permitted to be supplied to, or filed with, a Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any applicable Laws relating to any Tax;

“Tax Sharing Agreement”	any existing agreement or arrangement (whether or not written) binding any member of the Company Group that provide for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, excluding, for the avoidance of doubt, any Contract entered into in the ordinary course of business and which does not relate primarily to Taxes;

“Transaction Documents”	means this Agreement, the Announcement and the Confidentiality Agreement (and “Transaction Document” means any one of them);

“Transfer Taxes”	has the meaning given to it in Clause 13.2;

“Treasury Shares”	any Company Shares which are for the time being held by the Company as treasury shares (within the meaning of the Act);

“undertaking party”	has the meaning given to it in Clause 14.5;

“Unvested Employee Leaver Shares”	restricted shares in the Company granted pursuant to “pre IPO share award letters” issued to employees of the Company Group before the initial public offering of the Company on 7 August 2020, which have not vested and which have been forfeited pursuant to the terms of the relevant letter, and which will be repurchased by the Company prior to the Effective Date; and

“Voting Record Time”	in relation to the Court Meeting or General Meeting, as the context requires, the date and time to be specified in the Circular by reference to which entitlement to vote at the Court Meeting or General Meeting, as the case may be, will be determined.

1.2	In this Agreement:

1.2.1	the Recitals and Schedules form an integral part of this Agreement;

1.2.2	the headings are for convenience only and shall not affect its interpretation;

1.2.3	expressions used in this Agreement shall have the same meanings as in the Act, unless the context requires otherwise or they are otherwise defined in this Agreement;

1.2.4

a reference to the provisions of applicable Law includes a reference to any provision which from time to time amends, extends, consolidates or replaces that provision and any subordinate legislation, rule or regulation made under any such provisions;

1.2.5	words denoting the singular number shall include the plural, the masculine gender shall include the feminine gender and neuter, and vice versa;

1.2.6	references to Clauses, Recitals and Schedules are, unless otherwise stated, to clauses of and recitals and schedules to this Agreement;

1.2.7	references to offer and takeover offer shall be construed in accordance with the Act;

1.2.8	references to a Party means a party to this Agreement and a reference to Parties means each of the parties to this Agreement;

1.2.9	the expressions holding company, subsidiary and subsidiary undertaking shall have the meaning given to them in the Act;

1.2.10

references to USD, US dollars or “$” shall mean the lawful currency of the United States of America and references to GBP, pound sterling, pence or “£” shall mean the lawful currency of the United Kingdom;

1.2.11

references to persons shall include individuals, corporations (wherever incorporated), unincorporated associations (including partnerships), trusts, any form of governmental body, agency or authority, and any other organisation of any nature (in each case, whether or not having separate legal personality);

1.2.12	references to a time of day are, unless expressly stated otherwise, to London time;

1.2.13	references to include and including, and variations thereof, shall be deemed to be followed by the words without limitation; and

1.2.14

a reference to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter will be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than England, to the extent that such jurisdiction is relevant to the Acquisition or the terms of this Agreement.

1.3

In construing this Agreement, the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced or followed by the word other or including or in particular shall not be given a restrictive meaning because they are followed or preceded (as the case may be) by particular examples intended to fall within the meaning of the general words.

2.	Cash Consideration

2.1

Bidco warrants and undertakes that sufficient resources are, and will remain until such time as Bidco procures payment of the Cash Consideration to the Receiving Agent in accordance with Clause 2.3, available to Bidco to satisfy, in full, the cash consideration requirements under and in connection with the Acquisition, including, without limitation: (i) the Consideration; (ii) any amount payable to holders of Awards pursuant to this Agreement; and (iii) any Stamp Duty (together, in aggregate, the “Cash Consideration”). In the event that the Cash Consideration is increased, references in this Agreement to the Cash Consideration and to the amount required to enable Bidco to satisfy the Cash Consideration in full shall be to the amount as so increased.

2.2

Bidco further warrants and undertakes that it will ensure that cash resources are, and will remain until the Effective Date, available to it sufficient to meet all the fees and expenses incurred by the Bidco Group in connection with the Acquisition, including without limitation, the fees and expenses of its Advisers.

2.3

Bidco hereby undertakes that on or before the Effective Date, it shall procure the payment of the Cash Consideration (other than the Stamp Duty) to the Receiving Agent, in immediately available funds, which shall constitute satisfaction of its obligations to the Company Shareholders in respect of such Cash Consideration.

2.4

Bidco undertakes that it shall provide to the Company such co-operation and assistance as may reasonably be required in connection with establishing procedures with the Receiving Agent and Depositary to ensure that the Receiving Agent transmits to the Depositary as promptly as practicable all amounts owed to holders of ADSs.

2.5

The Company undertakes that it shall consult with Bidco to the extent reasonably practicable in respect of the appointment of the Receiving Agent (including the terms of the Receiving Agent Agreement).

3.	Indicative Timetable

Each Party shall use its reasonable endeavours to take all steps as are necessary to implement the Acquisition in accordance with the Indicative Timetable.

4.	Conditions

General

4.1

The obligation of the Parties to implement the Scheme (or, if Bidco elects to implement the Acquisition by way of a Takeover Offer pursuant to Clause 5.3, the Takeover Offer) is subject to satisfaction of the Conditions or, where permitted or required under this Agreement, waiver of the Conditions (other than the Scheme Conditions) by Bidco or the Company, as applicable. Bidco shall appear by counsel at the Court Hearing (either individually or jointly with the Company) to undertake to be bound by the terms of the Scheme in so far as it relates to Bidco to the extent that all Conditions have been satisfied (or, with respect to the Conditions other than the Scheme Conditions, waived by Bidco or the Company, as applicable) prior to or on the date of the Court Hearing.

4.2

Bidco undertakes that by 9.00 a.m. on the date of the Court Hearing, it shall deliver a notice in writing to the Company either: (i) confirming the satisfaction or waiver (where permitted) of all Conditions; or (ii) confirming its intention to invoke a Condition and, if so, it shall in such notice identify the Condition or Conditions which it considers it is entitled to invoke and provide reasonable details of the event which has occurred, or circumstance which has arisen, which it considers entitle it to invoke that Condition or those Conditions.

4.3

Except as Disclosed, the Company undertakes to Bidco to keep Bidco informed promptly if it becomes aware of the occurrence or existence or any fact, event or circumstance that has had or would reasonably be expected to have a Company Material Adverse Effect or would cause or constitute a material breach of any representation, warranty, covenant or other agreement contained herein, provided, that nothing in this Agreement shall oblige the Company to provide any information to Bidco which is: (i) personally identifiable information of a director, officer or employee of the Company or its subsidiary undertakings, except to Bidco’s Advisers on an external counsel basis; or (ii) the Company is not permitted to provide pursuant to applicable Law or contractual obligation (provided, that, the Company shall use reasonable endeavours to make substitute arrangements or permit such disclosure in a manner that would not violate such restrictions).

5.	Implementation of the Acquisition

5.1

The Acquisition shall entail the acquisition by Bidco of the entire issued and, to the extent issued in compliance with Clause 10.1.1(d), to be issued share capital of the Company (other than the Excluded Shares) by way of the Scheme.

5.2

The Company undertakes to use all reasonable endeavours to implement the Scheme in accordance with the terms of, and the timetable set out in, the Circular, and to consult with Bidco in relation to such implementation.

5.3

Each Party shall cooperate with each other and use reasonable endeavours to take, or cause to be taken, all actions necessary to consummate the Acquisition. Without limiting the generality of the foregoing, each Party: (a) shall make all filings (if any) and give all notices (if any) required to be made and given by such Party (pursuant to any applicable Law or contract, or otherwise), including any required filings with or notices to any Governmental Authority, in connection with the Acquisition; (b) shall use reasonable endeavours to obtain each consent (if any) required to be obtained (pursuant to any applicable Law or contract, or otherwise) by such Party in connection with the Acquisition (provided, that in no event shall Bidco or the Company be required to pay any monies or agree to any material undertaking in connection with the foregoing); (c) shall submit promptly any information reasonably requested by any Governmental Authority in connection with the Acquisition or the filings made or notices given pursuant to this Clause 5.3; and (d) shall use reasonable endeavours to lift any restraint, injunction or other legal bar to the Acquisition. Each Party shall promptly deliver to the other Party a copy of each such filing made, notice given and consent obtained prior to the Effective Date.

5.4

Notwithstanding Clause 5.1, the Parties each acknowledge that circumstances may arise whereby it may be considered preferable for the Acquisition to be implemented by way of a Takeover Offer. If, in Bidco’s opinion, such is the case then it may inform the Special Committee and the Special Committee agrees to enter into good faith discussions with Bidco regarding the preferred structure of the Acquisition, taking into account, amongst other things, the prospect of the Acquisition succeeding. The Special Committee will consent to the Acquisition being implemented by way of a Takeover Offer (rather than by way of the Scheme) (an “Agreed Switch”), unless the Special Committee determines in good faith, after consultation with outside counsel and its Financial Adviser, that providing such consent would result in the Special Committee being in breach of its fiduciary duties or violating its obligations under the Act or at common law.

5.5

In the event that the Special Committee does not provide its consent to the Acquisition being implemented by way of a Takeover Offer pursuant to Clause 5.4, Bidco shall be entitled to proceed with such Takeover Offer (without the Special Committee Recommendation) and the Company agrees that it will promptly (and in any event within three (3) Business Days) following request by Bidco, provide or cause to be provided to Bidco mailing labels, security position listings, any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the record holders of Company Shares, in each case that are accurate and complete as of the most recent practicable date, and shall furnish Bidco with such additional available information (including, but not limited to, periodic updates of such information) and such other assistance as Bidco or their agents may reasonably request in communicating the Takeover Offer to the record and beneficial holders of Company Shares.

5.6	In the event of an Agreed Switch:

5.6.1

the Parties agree that the Takeover Offer will be conducted in compliance with US tender offer rules, including the requirement that such Takeover Offer be open for a period of at least 20 Business Days;

5.6.2	the acceptance condition shall be set at not less than 75 per cent. of the Company Shares (including, for the avoidance of doubt, any Company Shares already owned by Bidco or any of its Affiliates);

5.6.3

neither Bidco nor its Affiliates or Representatives shall take any action which would cause the Takeover Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the acceptance condition to the Takeover Offer for as long as the Takeover Offer is open for acceptance; and

5.6.4

Bidco shall keep the Company informed, on a regular basis and in any event when next informed by the Receiving Agent following a request from the Company, of the number of the Company Shares in respect of which the Company Shareholders have validly returned their forms of acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such shareholders.

5.7

In the event of an Agreed Switch, this Agreement shall continue in force until terminated pursuant to Clause 12, and shall be construed as far as possible to give effect to the intentions of the Parties under this Agreement.

5.8

Save as otherwise permitted by Clause 10.4, the Company shall not, and shall procure that none of its subsidiaries or Representatives shall, take or knowingly omit to take any action that may result in the Acquisition being frustrated or in Company Shareholders being denied the opportunity to decide on its merits.

6.	Documentation, Information and Undertakings

The Circular and the Scheme

6.1

The Company will procure that the Circular includes the Special Committee Recommendation. Notwithstanding the foregoing, the Parties agree and acknowledge that, subject to the provisions of this Agreement (including complying with Clauses 10.2 through 10.7), nothing will prevent the Special Committee from: (i) considering any proposal received from any other person during the Relevant Period; or (ii) adjourning or postponing or delaying the General Meeting if the Company receives a proposal from any other person and the Special Committee determines that such proposal is a Superior Proposal.

6.2

Bidco undertakes to provide promptly to the Company all such information about itself and the Bidco Directors as may reasonably be requested by the Company for the purpose of inclusion in the Circular (“Bidco Information”) and to provide such other co-operation and assistance as may reasonably be required in connection with the preparation of the Circular, provided that the Company submits, or procures the submission of, drafts and revised drafts of the Circular to Bidco for review and considers its reasonable comments in relation thereto.

6.3	The Company undertakes to:

6.3.1

promptly provide Bidco with such information that Bidco may reasonably require in connection with implementing the Acquisition about the Company’s shareholder and other statutory registers, including, but not limited to, information about the holders of ADSs;

6.3.2	prior to the General Meeting and Court Meeting, keep Bidco informed of the number of proxy votes received in respect of the resolutions to be proposed at the General Meeting and the Court

Meeting and promptly to provide Bidco with details of any material changes to the Company’s shareholder and other statutory registers, including, without limitation, any material changes to the holders of ADSs, which occur prior to the Effective Date;

6.3.3

co-operate with and provide such details to Bidco and its Advisers in relation to the Company Share Plans and Awards thereunder as Bidco or its Advisers may reasonably request and to communicate with participants of the Company Share Plans as necessary or desirable to implement the Acquisition in the manner contemplated by this Agreement (including the provisions of Schedule IV);

6.3.4

co-ordinate with Bidco for the purpose of obtaining any Tax clearances that Bidco may reasonably require to be obtained in connection with the Scheme and the Acquisition, to provide drafts of any such application for clearance and take into account Bidco’s reasonable comments and not to despatch any application for such clearance without the prior written consent of Bidco;

6.3.5

provide, and procure that each member of the Company Group provides, promptly to Bidco and its Advisers such information, documentation and access to the management, employees, facilities and assets of the Company Group and its Advisers and independent auditors as is reasonably requested by Bidco for the purposes of implementing the Acquisition (including, without limitation, information provided to any member of the Company Group by the Receiving Agent), post-Acquisition planning, verifying the Company’s business plan and preparing or making any filing, notification or submission with a Tax Authority or Governmental Authority in connection with the Acquisition; and

6.3.6	take any action not otherwise contemplated under this Agreement and which is reasonably requested by Bidco to implement the Acquisition.

6.4

Bidco undertakes to notify the Company promptly of: (a) any changes in the information disclosed in any document or announcement published by Bidco in connection with the Acquisition which are material in the context of that document or announcement; and (b) any material new information which may be relevant to a Company Shareholder in considering the merits of the Acquisition, and agrees that any such information may be published by the Company if: (i) it determines that such disclosure is necessary to ensure that all Company Shareholders have sufficient information to consider the merits of the Acquisition; and (ii) Bidco has consented to the content and form of the disclosure (such consent not to be unreasonably withheld, conditioned or delayed).

6.5

None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Circular will, at the date it is first mailed to the Company Shareholders, or at the time of the General Meeting, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made. No representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Bidco for inclusion or incorporation by reference therein.

6.6

None of the information supplied or to be supplied by Bidco for inclusion or incorporation by reference in the Circular will, at the date it is first mailed to the Company Shareholders, or at the time of the General Meeting, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made. No representation is made by Bidco with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

6.7

If any supplemental circular (or related materials) or document is required to be published by the Company in connection with the Acquisition or, subject to the prior written consent of Bidco, any variation or amendment to the Acquisition (a “Supplement”), Bidco shall, as soon as reasonably practicable, provide such co-operation and information (including such information as is necessary for the Supplement to comply with all applicable legal and regulatory provisions) as may be required or reasonably requested by the Company in order to finalise the relevant Supplement (such information also being Bidco Information). The Company shall submit, or procure the submission of drafts and revised drafts of the Supplement to Bidco in reasonable time for review and shall consider Bidco’s reasonable comments in relation thereto.

6.8

Subject to Bidco discharging its obligations under Clause 6.2, the Company and Bidco shall use best efforts to jointly prepare and shall file with the SEC, as promptly as practicable following execution of this Agreement and in any event no later than 10 Business Days after the date of this Agreement, or such later date as the Parties agree in writing, a Schedule 13E-3, which will include the Circular as an exhibit. Bidco and the Company shall furnish to each other all information concerning such Party as may be reasonably requested in preparation of the Schedule 13E-3 and the Circular. Thereafter:

6.8.1

each Party shall promptly provide the other Party with copies of any written comments, or inform the other Party of any oral comments, from the SEC with respect to the Schedule 13E-3 and/or the Circular and shall respond as promptly as reasonably practicable to any such comments after providing the other Party reasonable opportunity to review and comment on any draft correspondence and giving reasonable consideration to such comments; and each Party shall provide the other Party a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments;

6.8.2

the Company and Bidco shall, as promptly as reasonably practicable: (a) prepare and file any amendments to the Schedule 13E-3 and/or the Circular, as applicable, which are necessary to be filed in response to any such comments from the SEC; (b) use its reasonable endeavours to have the Schedule 13E-3 cleared by the staff of the SEC; and (c) to the extent required by applicable Law, as promptly as reasonably practicable, prepare and file any amendments to the Schedule 13E-3 and/or the Circular;

6.8.3

if either Party becomes aware that any information supplied by such Party for inclusion in the Schedule 13E-3 or the Circular shall have become false or misleading in any material respect, then: (i) such Party shall promptly inform the other; and (ii) the Parties shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any necessary amendment or supplement to the Schedule 13E-3 and/or the Circular, as applicable, and shall, as required by Law, cooperate in disseminating the information contained in such amendment or supplement to the Company Shareholders;

6.8.4

the Company and Bidco shall file with the SEC the final Schedule 13E-3, which will include the Circular as an exhibit, and disseminate such Schedule 13E-3 containing the Circular to Company Shareholders as promptly as reasonably practicable following the Court hearing to convene the Scheme; and

6.8.5	the Parties shall use reasonable endeavours to cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC.

6.9

Where Bidco elects to implement the Acquisition by way of a Takeover Offer and the Special Committee has provided its written consent to such election, Bidco shall prepare the Offer Document and the Schedule TO (together, the “Bidco Offer Documents”) and shall use all reasonable endeavours to cause the Schedule TO to be cleared by the staff of the SEC. In preparing the Bidco Offer Documents, Bidco shall submit, or procure the submission of drafts and revised drafts of, the Bidco Offer Documents to the Company for review, and shall consider the Company’s reasonable comments in relation thereto.

Directors’ and Officers’ Indemnification and Insurance

6.10

From and after the Effective Date, Bidco shall cause the Company and each of its subsidiaries to the fullest extent permitted by applicable Law: (a) to indemnify, defend and hold harmless any directors, managers and officers of the Company or any of its subsidiaries and any person who was a director, manager or officer of the Company or any of its subsidiaries in the six (6) years prior to the Effective Date (collectively, the “D&O Indemnified Parties”) against any Liability arising in connection with or in relation to such D&O Indemnified Party’s position as a director, manager or officer of the Company or any of its subsidiaries at least to the extent such D&O Indemnified Party is indemnified immediately prior to the Effective Date pursuant to the Articles or any deed of indemnity or other agreement between such D&O Indemnified Party and the Company or any of its subsidiaries; and (b) to: (i) maintain in effect for a period of six (6) years after the Effective Date, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company or any of its subsidiaries immediately prior to the Effective Date for the benefit of any D&O Indemnified Party; or (ii) to provide substitute policies of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the D&O Indemnified Parties when compared to the insurance maintained by the Company and its subsidiaries as of the date of this Agreement; or (c) to obtain as of the Effective Date “tail” directors’ and officers’ liability insurance policies with a claims period of six (6) years from the Effective Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the D&O Indemnified Parties when compared to the insurance maintained by the Company and its subsidiaries as of the date of this Agreement, in the case of (i) Sub-Clauses (a) – (c) above, with respect to claims arising out of or relating to events which occurred on or prior to the Effective Date and (ii) Sub-Clauses (b) and (c) above, provided that Bidco shall not be required to maintain such policies if the cost exceeds three (3) times the annual cost of the current policies of directors’ and officers’ liability insurance maintained by the Company or any of its subsidiaries immediately prior to the Effective Date.

6.11

The obligations of Bidco and the Company and its subsidiaries under Clause 6.10 to 6.13 shall not be terminated, amended or modified in any manner so as to materially adversely affect any D&O Indemnified Party (including such person’s successors, heirs and legal representatives) to whom Clause 6.10 applies without the written consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom Clause 6.10 applies shall be third party beneficiaries of Clause 6.10, and Clause 6.10 shall be enforceable by such D&O Indemnified Parties and their respective successors, heirs and legal representatives and shall be binding on all successors and assigns of Bidco and the Company and its subsidiaries).

6.12

If, following the Effective Date, the Company or any of its subsidiaries, or any of their respective successors or assigns: (i) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company or any of its subsidiaries or any of their respective successors or assigns, as the case may be, shall assume all of the obligations set forth in Clauses 6.10 to 6.13.

6.13

The rights of the D&O Indemnified Parties under Clause 6.10 shall be in addition to any rights such D&O Indemnified Parties may have under the articles of association or other comparable organisational documents of the Company or any of its subsidiaries, or under any applicable Contracts or applicable Law, and Bidco shall, and shall cause the Company and each of its subsidiaries to, honour and perform under all indemnification agreements entered into by the Company or any of its subsidiaries, as applicable, as in effect on the date of this Agreement and to the extent set out in Schedule VI.

6.14

Upon execution of this Agreement, the Company will deliver to Bidco an extract of the resolutions of the Special Committee pursuant to which the Acquisition was approved and the Special Committee Recommendation was given.

6.15

On the Effective Date, the Company shall deliver resignation letters in the Agreed Form from the directors and/or secretary (if any) of the applicable members of the Company Group, the identity of whom Bidco notifies the Company prior to the Effective Date.

6.16	At or immediately prior to the Effective Date (subject to the Effective Date taking place), the Company will procure that at a duly convened meeting of the Special Committee it will be resolved that:

6.16.1	the Acquisition and the Scheme will be approved for registration at Companies House and in the Company’s shareholder and other statutory registers;

6.16.2	any resignations pursuant to Clause 6.15 will be approved; and

6.16.3

any appointments of directors and/or secretary (if any) to the boards of the applicable members of the Company Group, the identity of whom Bidco notifies the Company prior to the Effective Date, will be approved.

7.	Company Incentive Arrangements

Each Party agrees to the treatment of entitlements under the Company Incentive Arrangements set forth in Schedule IV, and undertakes to take the relevant steps and other actions provided for in Schedule IV in relation to the Company Incentive Arrangements.

8.	Announcement

The initial press release relating to this Agreement shall be the Announcement issued by the Company and a press release issued by Bidco or one of its Affiliates in a form consented to by the Company (such consent not to be unreasonably withheld, conditioned or delayed) and, except as required by Law, thereafter Bidco and the Company shall consult with, and seek the consent of, each other before issuing any further press release(s) or otherwise making any public statement with respect to the transactions contemplated by this Agreement, in each case prior to a Company Adverse Change Recommendation; provided that a Party will not need to consult with, or seek the consent of, the other Party, with respect to communications that are required by Law, that are consistent with previous releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party).

9.	Responsibility for Information and Standards of Care

9.1	If the Acquisition is implemented by way of the Scheme:

9.1.1

Bidco will procure that the Bidco Directors accept responsibility for all of the information in the Circular and the Schedule 13E-3 relating to Bidco and other members of the Bidco Group and their respective Personnel (it being understood that the Bidco Directors make no representation, warranty or covenant with respect to any information made or incorporated by reference in the Circular or the Schedule 13E-3 that was not supplied by or on behalf of Bidco or the Bidco Directors for use therein); and

9.1.2

the Company will procure that the relevant Company Directors, or members of the Special Committee, as applicable, accept responsibility for: (i) their views set out in the Circular and the Schedule 13E-3; and (ii) all information in the Circular and the Schedule 13E-3 other than information for which responsibility is accepted by the Bidco Directors under Clause 9.1.1 (it being understood that such Company Directors, or members of the Special Committee, as applicable, make no representation, warranty or covenant with respect to any information made or incorporated by reference in the Circular or the Schedule 13E-3 that was not supplied by or on behalf of the Company, such Company Director or such Special Committee member for use therein).

9.2	If the Acquisition is implemented by way of a Takeover Offer pursuant to an Agreed Switch:

9.2.1

Bidco will procure that the Bidco Directors accept responsibility for all of the information in the Bidco Offer Documents, the Schedule 14D-9 and the Schedule 13E-3 relating to Bidco (it being understood that the Bidco Directors make no representation, warranty or covenant with respect to any information made or incorporated by reference in the Bidco Offer Documents, the Schedule 14D-9 or the Schedule 13E-3 that was not supplied by or on behalf of Bidco or the Bidco Directors for use therein); and

9.2.2

the Company will procure that the relevant Company Directors, or members of the Special Committee, as applicable, accept responsibility for: (i) their views set out in the Bidco Offer Documents, the Schedule 14D-9 and the Schedule 13E-3; and (ii) all information in the Bidco Offer Documents, the Schedule 14D-9 and the Schedule 13E-3 other than information for which responsibility is accepted by the Bidco Directors under Clause 9.2.1 (it being understood that such Company Directors, or members of the Special Committee, as applicable, make no representation, warranty or covenant with respect to any information made or incorporated by reference in the Bidco Offer Documents, the Schedule 14D-9 or the Schedule 13E-3 that was not supplied by or on behalf of the Company, such Company Director or such Special Committee member for use therein).

9.3

Without prejudice to Clause 6.8.3 above, each Party acknowledges and agrees that: (a) each document, announcement or other information published, or statement made, from the date of this Agreement until the Scheme Effective Date must be prepared with the highest standards of care and accuracy; (b) the language used in such document, announcement or other information must clearly and concisely reflect the position being described and the information given must be adequately and fairly presented; and (c) these requirements apply whether the document, announcement or other information is published, or the statement is made, by the Party concerned or by an adviser on its behalf.

9.4

Each Party undertakes to use its reasonable endeavours not to make statements in relation to this Acquisition from the date of this Agreement until the Scheme Effective Date which, while not factually inaccurate, may be misleading.

10.	Conduct Pending Completion of the Acquisition

10.1

During the Relevant Period, except: (a) as required or otherwise contemplated under this Agreement (including as set forth in Schedule IV) or as required by applicable Law; (b) as or required or otherwise contemplated under the Loan Documents; or (c) with the written consent of Bidco (which consent shall not be unreasonably withheld, conditioned or delayed):

10.1.1

the Company shall, and shall cause each of its subsidiaries to, use reasonable endeavours to: (i) conduct the business in the ordinary course, preserve intact its material assets and business organisation and maintain its advantageous relationships with patients, material suppliers, material distributors and regulators; and (ii) not do any of the following:

(a)	authorise or pay any dividends on or make any distribution with respect to the outstanding shares of its share capital or Awards (in cash or in kind);

(b)

repurchase, redeem, repay, reduce or otherwise reacquire any Company Shares or other equity interests, or any Awards, rights, warrants or options to acquire any of the Company Shares or other equity interests (except for: (i) repurchases or forfeitures of Awards in connection with terminations of employment or service, as applicable (including, for the avoidance of doubt, any Unvested Employee Leaver Shares); and (ii) in respect of exercise price or tax withholding obligations in connection with the vesting or exercise of Awards in accordance with the terms of such Awards as in effect on the date hereof);

(c)	create, split, combine, subdivide or reclassify any Company Shares or other equity interests;

(d)

issue, grant or sell or otherwise dispose of any additional shares of, or other equity interests in, the Company or any of its subsidiaries, or securities convertible into or exchangeable for such shares or equity interests or issue or grant any Awards, options, warrants, calls, subscription rights or other rights of any kind to acquire such shares, other equity interests or securities, except for: (i) the grant of Awards in connection with the Company Share Plans; and (ii) the issuance of shares upon settlement or exercise of any Awards;

(e)

amend or permit the adoption of any amendment to its Articles or other charter or organisational documents in a way that could impair, materially delay or prevent the ability of the Company to consummate the Acquisition;

(f)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any person or other business organisation or division thereof or, other than in the ordinary course of business consistent with past practices and in an amount that does not exceed USD 250,000 in the aggregate, any properties or assets;

(g)	(i) incur or guarantee any Indebtedness or (ii) make any loans, capital contributions or advances to any Person, other than to a wholly owned subsidiary of the Company;

(h)	make, incur or authorise any capital expenditure (except for capital expenditures that do not exceed USD 250,000 in the aggregate);

(i)

(i) amend or modify in any material respect, or waive any material rights under or cancel, fail to renew, voluntarily terminate, or assign any Material Contract; or (ii) enter into any Contract which if entered into prior to the date hereof would have been a Material Contract;

(j)

except with respect to Tax matters (which shall be governed by Clause 10.1.1(w)), commence any new litigation involving claims for money damages in excess of USD 250,000; or enter into any material settlement, release, waiver or compromise of any pending or threatened litigation;

(k)

establish, adopt, enter into or terminate any Benefit Plan or any plan, scheme, program, policy, agreement or arrangement that would be a Benefit Plan if it were in effect on the date of this Agreement, except as otherwise permitted by Clause (d) above, Clause (l) below, or Schedule IV;

(l)

other than: (A) as set forth in Schedule IV; (B) with respect to Sign-On Bonuses; or (C) with respect to SC Meeting Fees, grant, increase, or pay any bonus, incentive, change in control, retention, severance, or termination payment or benefit, or increase the base compensation, cash bonus opportunity or other compensation of, or accelerate the vesting or payment of any payment or benefit payable to, any current or former employee, director or individual independent contractor of the Company or any of its subsidiaries, except to the extent required by applicable Law;

(m)	hire, engage, promote or terminate the employment or engagement of (other than for cause) any employee or director;

(n)	amend or modify in any way any employment agreement or supplementary terms entered into with a Senior Employee;

(o)	enter into any collective bargaining agreement or other agreement or understanding with any labour organisation;

(p)	adopt or implement any stockholder rights plan or similar arrangement;

(q)	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalisation or other reorganisation of the Company or any of its subsidiaries;

(r)	enter into any new line of business that is not reasonably related to the business of the Company and its subsidiaries as of the date hereof;

(s)	sell, assign, lease, mortgage, pledge, encumber, transfer of dispose of any of its material assets, except for the sale or other reduction of inventory in the ordinary course of business;

(t)

license or otherwise dispose of the rights to use any material Company Intellectual Property Rights, or disclose material trade secrets to a third party other than in the ordinary course of business pursuant to a non-disclosure or confidentiality agreement;

(u)	fail to maintain any of its material insurance policies in effect as of the date of this Agreement, other than renewals or replacement of such policies with comparable coverage;

(v)	enter into any transaction with any Company Shareholder (legally enforceable or not) save, for the avoidance of doubt, this Agreement and the other Transaction Documents;

(w)

make or adopt any change in its accounting methods, principles, practices policies or procedures, except as required by a concurrent change in GAAP, including without limitation, any change in depreciation or amortization policies or rates;

(x)

make or change any Tax election, change an annual accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company Group, surrender any right to claim a refund of Taxes, consent to any extension of waiver of the limitation period applicable to any Tax claim or assessment relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action is outside of the ordinary course of business and would have the effect of materially increasing the Tax liability of the Company Group for any period or materially decreasing any Tax attribute of the Company Group; or

(y)	authorise any of, or agree or commit to take, any of the actions described in the foregoing Sub-Clauses (a) through (y) of this Clause 10.1.1;

Acquisition Proposals

10.2

If at any time during the Relevant Period, the Company or any of its subsidiaries or any of their Representatives receives an unsolicited bona fide written Acquisition Proposal from any person, which Acquisition Proposal was made or renewed on or after the date of this Agreement,

10.2.1	after providing notice to Bidco pursuant to Clause 10.3, the Special Committee and its Representatives may contact such person solely to clarify the terms and conditions thereof; and

10.2.2

if the Special Committee determines, in good faith, after consultation with its Financial Adviser and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and the failure to take such action would constitute a breach of their fiduciary duties or would violate their obligations under the Act, then the Special Committee and its Representatives may:

(a)

furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its subsidiaries to the person who has made such Acquisition Proposal; provided that the Company shall, as promptly as practicable (and in any event within 24 hours), provide to Bidco any non-public information concerning the Company and its subsidiaries that is provided to any person pursuant to this Clause 10.2.2(a) to the extent access to such information was not previously provided to Bidco or its Representatives; and

(b)

engage in or otherwise participate in discussions or negotiations with the person making such Acquisition Proposal for so long as the Company and its Representatives reasonably believe such Acquisition Proposal constitutes a Superior Proposal.

10.3

During the Relevant Period, the Company shall: (i) promptly (and in any event within 24 hours) notify Bidco if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by the Company or its subsidiaries, including the identity of any third party that makes such an inquiry, proposal or offer, and provide to Bidco a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, implementation agreement, co-operation agreement, acquisition agreement or similar agreement with respect thereto) and a summary of any material unwritten terms and conditions thereof; (ii) keep Bidco reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal permitted by this Agreement on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation); and (iii) to respond promptly to any reasonable requests made by Bidco in light of such information.

Special Committee Recommendation:

10.4	Subject to Clauses 6.1 and 10.5:

10.4.1

the Special Committee shall not (i) withdraw (or modify in a manner adverse to Bidco), or publicly propose to withdraw (or modify in a manner adverse to Bidco), the Special Committee Recommendation; or (ii) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this Clause 10.4.1 being referred to as a “Company Adverse Change Recommendation”); or

10.4.2

none of the Special Committee or the Company shall approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or execute or enter (or cause the Company to) into any Contract with respect to any Acquisition Proposal, requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Acquisition (other than an Acceptable Confidentiality Agreement).

10.5

Notwithstanding anything to the contrary contained in this Agreement, at any time during the Relevant Period, if the Company, or any of its subsidiaries, has received a bona fide written Acquisition Proposal that is a Superior Proposal:

(a)	the Special Committee may make a Company Adverse Change Recommendation; and/or

(b)	the Company may terminate this Agreement pursuant to Clause 12.1.2 and implement such Superior Proposal,

in both cases, if and only if:

(i)

the Company shall have given Bidco prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Clause 12.1.2 at least four (4) Business Days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice and any public disclosure thereof that is required by Law shall not constitute a Company Adverse Change Recommendation or termination) and Bidco has not elected during such four (4) Business Day period to negotiate, in good faith, with respect to any revisions to the terms of the Acquisition or another proposal to the extent proposed by Bidco so that the terms proposed by Bidco are at least as favourable as the competing Acquisition Proposal (Bidco’s revised Acquisition Proposal, being the “Matching Acquisition Proposal”); and

(ii)

the Company shall have provided to Bidco information with respect to such Acquisition Proposal in accordance with Clause 10.3; and after giving effect to the proposals made by Bidco during such period, if any, after consultation with its Financial Adviser and outside legal counsel, the Special Committee shall have determined, in good faith, that such Acquisition Proposal is a Superior Proposal and the failure to take such action specified in clause (a) or (b), as applicable, would constitute a breach of the Special Committee’s fiduciary duties or would violate the Special Committee’s obligations under the Act.

The provisions of this Clause 10.5 shall also apply to any material amendment to any Acquisition Proposal or any Matching Acquisition Proposal and require a new Determination Notice, except that the references to four (4) Business Days shall be deemed to be three (3) Business Days.

10.6

If Bidco delivers a Matching Acquisition Proposal pursuant to Clause 10.5, the Special Committee shall deliver a revised Special Committee Recommendation in respect of Bidco’s Matching Acquisition Proposal, and the terms of this Agreement shall apply mutatis mutandis.

10.7

Unless such Acquisition Proposal, as is referred to in Clause 10.5, proposes a further Superior Proposal following a Matching Acquisition Proposal, within four (4) Business Days of the Matching Acquisition Proposal, the Company shall, and shall procure its Affiliates and Representatives to, terminate all discussions with such party.

Enforceability of Undertakings:

10.8

The Parties further agree that, without prejudice to any other remedy which may be available to Bidco, Bidco shall be entitled to seek injunctive or other equitable relief in relation to any breach or prospective breach of the undertakings in Clause 10, it being acknowledged that an award of damages may not be an adequate remedy for such a breach.

10.9	The Company agrees with Bidco to procure that its subsidiaries and each of its and their respective Representatives is made aware of and complies with each of the undertakings contained in Clause 10.

Company Share Plans:

10.10	Bidco agrees that the satisfaction of any Awards subject to, and in accordance with, Schedule IV shall be permitted.

Transaction Litigation:

10.11

The Company shall as promptly as reasonably practicable notify Bidco in writing (and shall thereafter keep Bidco informed on a current basis with respect to), and shall give Bidco the opportunity to participate in the defence and settlement of any litigation related to the Acquisition or related transactions, including the right to review and comment on all filings and responses to be made by the Company and to attend any negotiations and discussions with third parties related thereto. The Company shall not agree to settle any such litigations without Bidco’s prior written consent.

Nasdaq; Post-Closing SEC Reports; Termination of Deposit Agreement

10.12

During the Relevant Period, the Company shall cooperate with Bidco and use reasonable best endeavours to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Laws and rules and policies of Nasdaq to enable the delisting by the Company of the Company Shares from Nasdaq and the deregistration of the Company Shares in accordance with the Exchange Act promptly after the Effective Date.

10.13	As soon as reasonably practicable after the Effective Date, the Company shall provide notice to the Depositary to terminate the Deposit Agreement.

11.	Representations and Warranties

11.1	The Company represents and warrants to Bidco that:

11.1.1	Corporate Existence and Power: the Company is a public company limited by shares duly incorporated and validly existing under the laws of England and Wales and has all corporate power and all governmental licenses, authorisations, Permits, consents and approvals required to carry on its business as now conducted. Each of the Company’s subsidiaries has all corporate powers and all governmental licenses, authorisations, Permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorisations, Permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary or applicable, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

11.1.2

Subsidiaries: each of the subsidiaries of the Company has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its incorporation (in the case of good standing, to the extent such jurisdiction recognises such concept). The Company owns beneficially and of record all of the equity interests of its subsidiaries, free and clear of all Liens. All the issued and outstanding shares, share capital or other equity interests of, or ownership interests in, each of the Company’s subsidiaries, have been duly authorized and validly issued and are fully paid and non-assessable;

11.1.3

Organisational Documents: the Company has delivered or made available to Bidco accurate and complete copies of the Articles of the Company and the equivalent organisational documents of each of its subsidiaries, including all amendments thereto, as in effect on the date of this Agreement;

11.1.4

Corporate Authorisation: the Company has the requisite power and authority to enter into and perform its obligations under this Agreement in accordance with the terms hereof. The execution and delivery of this Agreement have been duly and validly authorised by the Special Committee;

11.1.5

Binding Obligations: assuming due authorisation, execution and delivery by Bidco, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity;

11.1.6

Governmental Authorisation: the execution, delivery and performance by Company of this Agreement and the consummation by the Company of the Acquisition requires no action by or in respect of, or filing with, any Governmental Authority or any stock market or stock exchange on which Company Shares are listed for trading in connection with the execution and delivery of this Agreement or the Company’s and its subsidiaries’ performance of their obligations hereunder or the consummation of the Acquisition and the other transactions contemplated by the Circular other than: (i) compliance with the provisions of the Act; (ii) compliance with any applicable Competition Laws; (iii) the filing with the SEC of the Circular in preliminary and definitive forms, and compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Acquisition and the other transactions contemplated by this Agreement; (iv) such other actions, authorisations, consents, approvals or filings, the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (v) in order to comply with any applicable Health Law;

11.1.7

Non-Contravention: the execution, delivery and performance by the Company of this Agreement and the consummation of the Acquisition and the other transactions contemplated by the Circular do not and will not:

(a)	contravene, conflict with, or result in any violation or breach of (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit or any obligation to make an offer to purchase or redeem any Indebtedness or capital shares or any loss of any benefit under, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Company Group under, any provision of the Company’s or its subsidiaries’ constitutional documents;

(b)	require the approval of the Company Shareholders (other than shareholder approval referred to in this Agreement, including pursuant to the Scheme);

(c)	assuming compliance with the matters referred to in Clause 11.1.6, contravene, conflict with or result in a violation or breach of any provision of any applicable Law;

(d)

assuming compliance with the matters referred to in Clause 11.1.6, require any payment to or consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its subsidiaries is entitled under, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Company Group under, any provision of any Contract or other instrument binding on the Company or any of its subsidiaries or any Contract, license, franchise, Permit, certificate, approval or other similar authorisation affecting, or relating in any way to, the assets or business of the Company and its subsidiaries; or

(e)	result in the creation or imposition of any Lien on any asset of the Company with only such exceptions, in the case of each of Sub-Clauses (c) through (e), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

11.1.8	Capitalisation; Indebtedness:

(a)	the share capital of the Company is as set out in the table below as of 31 October 2023;

Class of Shares	Currency	Nominal Value	Number Allotted	Aggregate Nominal Value
Ordinary	GBP	0.00001	65,406,819	654.06819
Deferred	GBP	100,000	1	100,000

(b)

other than as set out in the Loan Documents, the Company Shares (excluding the BW Deferred Share and the Unvested Employee Leaver Shares) are duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights, rights of repurchase or forfeiture, rights of participation, rights of maintenance or any similar rights;

(c)

other than pursuant to the Loan Documents, there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote (excluding any rights on enforcement of security)) on any matters on which Company Shareholders may vote. Except as described in this Clause 11.1.8 and as set out in Schedule IV, there are no issued or outstanding (i) securities of the Company convertible into or exchangeable or exercisable for Company Shares in the share capital or other voting securities of or ownership interests in the Company; (ii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for Company Shares or other voting securities or ownership interests in the Company; or (iii) Awards, restricted shares, stock appreciation rights, performance units, contingent value rights,

“phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any part of the share capital or voting securities of the Company (the items in (i) through (iii) of this clause being referred to collectively as the “Company Securities”). No Option has been granted with a per share exercise price that is less than the fair market value of a Company Share on the applicable date that it was granted. Each Award granted under any Company Share Plan (i) was granted in all material respects in accordance with the applicable Company Share Plan and all applicable Laws, including the stock exchange listing rules and the Internal Revenue Code and (ii) qualifies for the Tax and accounting treatment described in the Company’s Tax Returns and financial statements (including exhibits and all other information incorporated therein). There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any of the Company Securities. None of the Company and its subsidiaries is a party to any voting agreement with respect to the voting of any the Company Securities or pursuant to which any person is entitled to elect, designate or nominate any director of the Company or any of its subsidiaries. The Company is not a party to any agreement with respect to any of its securities granting any registration rights to any person;

(d)	other than as set out in Schedule VI, the Company has no subsidiaries; and

(e)	other than as set out in Schedule VI, there is no outstanding Indebtedness of the Company or the Company Group;

11.1.9	SEC Filings; Financial Statements:

(a)

since 31 December 2022, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(b)

the financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC); and (iii) fairly presented, in all material respects, the financial position of the Company Group as of the respective dates thereof and the results of operations and cash flows of the Company Group for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material);

(c)

the Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorisations of management and the Company Board; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. To the knowledge of the Company, since 31 December 2022 to the date of this Agreement, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilised by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarise and report financial information; or (2) any allegation of fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting. Since 31 December 2022 through the date of this Agreement, neither the Company nor any of its subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its subsidiaries or their respective internal accounting controls that, individually or in the aggregate, would reasonably be expected to be material to the Company Group, taken as a whole;

(d)

the Company maintains disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of the Nasdaq Capital Market;

(e)

the Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents; and

(f)

as of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company;

11.1.10	Absence of Certain Changes: since 30 June 2023 to the date of this Agreement, except as contemplated by this Agreement:

(a)	there has not been any Company Material Adverse Effect; and

(b)

the business of the Company has been conducted in all material respects in the ordinary course consistent with past practice and the Company has not authorised, agreed or committed to take any action, or failed to take any action that would result in:

(i)	any declaration, setting aside or payment of any dividends on, or making of any distribution with respect to the outstanding shares of its share capital (in cash or in kind);

(ii)

any establishment, adoption, amendment or termination of any material Benefit Plan or any plan, scheme, program, policy agreement or arrangement that would be a material Benefit Plan if it were in effect on the date of this Agreement;

(iii)

any split, combination or reclassification of any part of the share capital of the Company or any issuance or the authorisation of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the share capital of the Company;

(iv)

any change in accounting methods, principles or practices by the Company or any of its subsidiaries materially affecting the consolidated assets, liabilities or results of operations of the Company, except as may have been required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organisation, or (B) by applicable Law, including Regulation S-X under the Securities Act;

(v)

any sale, lease (as lessor), license or other disposition of (including through any “spin-off” or by permitting any Intellectual Property Rights to lapse), or pledge, encumbrance or other Lien imposed upon (other than a Permitted Lien), any properties or assets that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole, except (A) sales, leases, or other dispositions of (1) inventory and (2) excess or obsolete properties or assets, in each case, in the ordinary course of business, (B) the grant of non-exclusive licenses for Intellectual Property Rights in the ordinary course of business pursuant to agreements with contract manufacturers, contract research organisations and other service providers where the license is incidental to and not the primary purpose of the agreement or (C) abandonments of patent applications in the ordinary course of prosecution, where a continuation, continuation-in-part, request for continued examination or divisional application (or foreign equivalent of any of the foregoing) is filed;

(vi)

any material election with respect to Taxes by the Company or any of its subsidiaries or settlement or compromise by the Company or any of its subsidiaries of any material Tax liability or refund other than, in each case, in the ordinary course of business;

(vii)	any material settlement, release, waiver or compromise of any pending or threatened litigation that is material to the Company and its subsidiaries, taken as a whole;

(viii)	any other action that would be prohibited by Clause 10.1.1 if it were taken during the Relevant Period;

11.1.11	Real Property:

(a)	the Company and its subsidiaries do not own, and have never owned, any real property;

(b)

the Company and its subsidiaries hold valid and existing leasehold interests in the real property that is leased or subleased by them (the “Leased Real Property”), in each case free and clear of any material Liens. As of the date of this Agreement, neither the Company nor any of its subsidiaries has received any written notice regarding any material violation or breach or default under any lease related to the Leased Real Property that has not since been cured;

11.1.12	Compliance with Laws; Permits:

(a)

since 31 December 2022 to the date of this Agreement: (i) the Company is and has been in compliance in all material respects with and is not under investigation with respect to, (ii) to the Company’s knowledge, the Company has not been threatened to be charged with, nor has it been subject to, or (iii) to the Company’s knowledge, the Company has not been threatened with an Action concerning, nor given notice of, any material violation of, any applicable Law or Permit. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Affiliates;

(b)

the Company and its subsidiaries have in effect all material Permits that are necessary for the Company to own, lease or operate its properties and assets, including the manufacturing, packaging, storage and distribution, and to carry on its business as currently conducted. All Permits are in full force and effect and will continue to be upon the Effective Date. All material terms and requirements of such Permits have been complied with in all material respects. There have been no occurrences, events, notices, or Actions that are pending, under investigation, or, to the knowledge of the Company, threatened that have resulted in or would reasonably be expected to result in a materially adverse action against any Permit; and

(c)	the Company has not been restrained by a Governmental Authority or other person in its ability to conduct or have conducted its business as currently conducted;

11.1.13	Regulatory Matters:

(a)

the Company has been in material compliance with, and has not been notified by any Governmental Authority of any failure (or any investigation with respect thereto) by the Company to comply in all material respects with any Health Law;

(b)

(i) the Company has filed, maintained or furnished with the applicable Health Authorities all material filings, declarations, listings, registrations, reports, submissions, applications, amendments, modifications, supplements, notices, correspondence, and other documents required under applicable Health Laws (collectively “Health Submissions”); and (ii) all such Health Submissions were materially complete and accurate and in compliance with applicable Health Laws when filed (or were corrected or completed by a subsequent filing) in all material respects;

(c)

no manufacturing site of the Company, or to the knowledge of the Company, any of its contract manufacturers for pharmaceutical products, with respect to any Product Candidate of the Company (i) is subject to a shutdown by a Governmental Authority or import or export prohibition or (ii) has received any FDA Form 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from a Health Authority alleging or asserting noncompliance with any applicable Health Law, in each case that have not been materially complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the knowledge of the Company, no Governmental Authority is considering such action;

(d)

neither the Company nor any of its subsidiaries, have received any written notice from any Health Authority terminating, withdrawing, refusing to renew, or refusing to grant any material governmental license, Permit, registration, or authorisation, including any IND, NDA, other clinical trial application or regulatory approval application, in any jurisdiction; or placing a clinical hold order on, or otherwise terminating or suspending, any material ongoing clinical trial conducted by or on behalf of the Company, and, to the knowledge of the Company, there are no facts which could form the basis for such an Action;

(e)	none of the Company, any of its subsidiaries or, to the knowledge of the Company, any of its officers, employees or agents (authorised to speak on behalf of the Company), have (i) made an untrue statement of a material fact or fraudulent statement to any Health Authority, failed to disclose a material fact required to be disclosed to any Health Authority, or committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or for any other Health Authority to invoke any similar policy; or (ii) been debarred pursuant to 21 U.S.C. section 335a (a) or (b) or any comparable Health Law;

(f)

none of the Company, any of its respective officers, directors, or, to the knowledge of the Company, its managing employees, agents (as those terms are defined in 42 C.F.R. § 1001.2), or any other person described in 42 C.F.R. § 1001.1001(a): (i) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any federal health care program as defined in 42 U.S.C. §1320a-b(f) and including the Medicare, Medicaid and TRICARE programs (“Federal Health Care Program”); (ii) has been debarred, excluded or suspended from participation in any Federal Health Care Program; (iii) has had a civil monetary penalty assessed against it, him or her under 42 U.S.C. §1320a-7a; (iv) is currently listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies; (v) is, to the knowledge of the Company, the target or subject of any material current or potential investigation relating to any Federal Health Care Program-related offense; or (vi) has engaged in any activity that is in material violation of or is cause for civil penalties or mandatory or permissive exclusion under federal or state Laws; and

(g)	neither the Company nor any of its subsidiaries, has received or otherwise learned of any material complaints, information, or adverse drug experience reports related to any Product Candidates;

11.1.14

Certain Business Practices: neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any of its employees, Representatives or agents (in each case, acting in the capacity of an employee or Representative of the Company or its subsidiaries) has: (i) used any material funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Law of similar effect. Since 31 December 2022 to the date of this Agreement, neither the Company nor any of its subsidiaries has received any written communication that alleges any of the foregoing;

11.1.15

Litigation: as of the date hereof, there is no material Action or suit (or any basis therefor) pending against, or, to the knowledge of the Company, threatened against, the Company or any of its subsidiaries;

11.1.16	Intellectual Property:

(a)

except as otherwise set out in Schedule VI, the Company is the sole and exclusive owner of all Intellectual Property Rights owned by the Company and its subsidiaries (the “Owned Registered IP”) and all other material Company Intellectual Property Rights other than Intellectual Property Rights licensed to the Company and its subsidiaries (the “Licensed Registered IP”) (collectively, the “Owned Intellectual Property Rights”) and holds all right, title and interest in and to all Owned Intellectual Property Rights free and clear of all Liens (other than Permitted Liens);

(b)

(i) the Company possesses valid rights to use, free and clear of all Liens (other than Permitted Liens), the Company Intellectual Property Rights, other than the Owned Registered IP and (ii) the Company owns or has adequate rights to use all Intellectual Property Rights used or proposed to be used in connection with the operation of the Company’s business; and

(c)

the Product Intellectual Property Rights constitute all of the Intellectual Property Rights necessary to, or used or held for use in, the use, sale, offer for sale, development, manufacture, distribution, importation, commercialisation or other exploitation of the Product Candidates;

(d)	except as set forth in Schedule VI:

(i)

neither the Company nor any activities of the Company (including the operation of the Company’s business), including without limitation the use, sale, offer for sale, development, manufacture, distribution, importation, commercialisation or other exploitation of the Product Candidates has infringed, contributed to the infringement of, misappropriated or otherwise violated any Intellectual Property Right of any person;

(ii)

there is no Action pending against, or threatened in writing against, the Company (A) based upon, or challenging or seeking to deny or restrict, any right of the Company Intellectual Property Rights, (B) alleging that any of the Company Intellectual Property Rights is invalid or unenforceable, (C) alleging that any use of any of the Company Intellectual Property Rights or any use, sale, offer for sale, development, manufacture, distribution, importation, commercialisation or other exploitation of Product Candidates does or may misappropriate, infringe, or otherwise violate any Intellectual Property Right of any person, or (D) otherwise alleging that the Company has infringed misappropriated or otherwise violated any Intellectual Property Right of any person;

(iii)	none of the Owned IP or, to the knowledge of the Company, Licensed Intellectual Property Rights, have been adjudged invalid or unenforceable in whole or part;

(iv)	all of the Owned IP and, to the knowledge of the Company, Licensed Registered IP are valid, enforceable, in full force and effect and subsisting;

(v)

all registration, maintenance and renewal fees applicable to the Owned Registered IP and, to the knowledge of the Company, Licensed Registered IP that are currently due have been paid and all documents and certificates necessary for the maintenance of such items have been filed with the Governmental Authority or other authorities in the applicable jurisdictions for the purposes of maintaining such items;

(vi)	to the knowledge of the Company, no person has infringed, misappropriated or otherwise violated any Company Intellectual Property Right;

(vii)

the Company has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Trade Secrets of the Company, the value of which to the Company is contingent upon maintaining the confidentiality thereof and no such Trade Secrets have been disclosed other than to persons who are bound by written confidentiality agreements that protect the confidentiality of such Intellectual Property Rights;

(viii)

each current and former employee of the Company, as well as each third party involved in the development or creation of any Company Intellectual Property Rights has executed a written agreement with the Company expressly assigning to the Company all right, title and interest (including all Intellectual Property Rights) in any inventions and Copyrights, whether or not patentable, which inventions and Copyrights were invented, created, developed, authored, conceived or reduced to practice in the scope of and during the term of such employee’s employment for the Company;

(ix)

the IT Assets operate and perform in a manner that permits the Company to conduct its business as currently conducted, and in the past three years, there has been no failure or other material substandard performance of any IT Asset that has caused a material disruption to the Company;

(x)

to the knowledge of the Company, no person has gained material unauthorised access to the IT Assets and there has been no material (i) unauthorized acquisition of, access to, loss of, misuse (by any means) of any personal information, confidential information or trade secret, or (ii) unauthorized or unlawful handling of any personal information, confidential information or trade secret, in each case, used or held for use by or on behalf of the Company; and

(xi)

the Company takes commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorised use, access, interruption, modification or corruption;

11.1.17	Taxes:

(a)

with respect to Taxes for which the period of assessment or collection has not lapsed, all material Tax Returns required by applicable Law to be filed with any Tax Authority by, or on behalf of, the Company and its subsidiaries have been filed when due (taking into account any authorised extensions) in accordance with all applicable Law and all such Tax Returns were, when filed, true, correct and complete in all material respects;

(b)

each of the Company and its subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Tax Authority all material Taxes shown on any Tax Returns as due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which each of the Company and its subsidiaries ordinarily records items on its books;

(c)

there is no audit or Action now pending or to the Company’s knowledge threatened in writing against or with respect to the Company or any of its subsidiaries in respect of any material Taxes, and no deficiency in respect of material Taxes has been asserted in writing as a result of any audit, examination or Action by any Tax Authority that has not been paid, accrued for or contested in good faith (with appropriate reserves established in accordance with generally accepted accounting principles in the UK) and in accordance with applicable Law;

(d)	each of the Company and its subsidiaries:

(i)

is not, and has not been, a party to any Tax Sharing Agreement pursuant to which it will have any obligation to make any payments for material Taxes after the Effective Date that will not be terminated prior to the Effective Date; and

(ii)

for taxable years for which the applicable statute of limitations for an assessment of Taxes has not expired, has not been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or any of its subsidiaries and which included only the Company and /or any of its subsidiaries);

(e)	the Company does not have any liability for the payment of any material Tax imposed on any person (other than the Company) as a transferee or successor; and

(f)	this Clause 11.1.17, together with Clauses 11.1.8(c), 11.1.9 and 11.1.23, constitute the sole and exclusive representations and warranties of any member of the Company Group with respect to any Tax matters. For the avoidance of doubt, no representation is made concerning the existence or amount of any net operating loss, Tax basis or other Tax asset or liability.

11.1.18	Material Contracts:

(a)

Each “Material Contract” (collectively, the “Material Contracts”) is, with respect to the Company and its subsidiaries, valid, binding and in full force and effect and, to the knowledge of the Company, enforceable against the other party or parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganisation, moratorium and other laws affecting creditors’ rights generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity)). For the purposes of this Agreement, each of the following constitutes a Material Contract:

(i)

each Contract that provides for annual payments or receipts in excess of USD 1,000,000 or provides for payments or receipts in the aggregate in excess of USD 1,000,000, other than payments for legal, tax, audit and similar services;

(ii)	each material Contract with a Governmental Authority;

(iii)

each Contract that is a settlement, conciliation or similar agreement pursuant to which (A) the Company or its subsidiaries will be required after the date of this Agreement to pay more than USD 1,000,000 or (B) that contains material restrictions on such party’s conduct;

(iv)	other than the Loan Documents, each Contract relating to Indebtedness of the Company or any of its subsidiaries having an outstanding principal amount under such Contract in excess of USD 1,000,000;

(v)

each Contract constituting a material joint venture, partnership or collaboration or similar Contract to which the Company or any of its subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the subsidiaries;

(vi)

each Contract that (A) restricts the ability of the Company or any of its subsidiaries to compete in any business with any person in any geographical area, (B) requires the Company or any of its subsidiaries to conduct any business on a “most favoured nation” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favour of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements or provisions that are not material to the Company and its subsidiaries, taken as a whole;

(vii)

each Contract for the acquisition or divestiture of a business (including any Contract containing an option to so acquire or divest) that contains (A) aggregate consideration in excess of USD 1,000,000, (B) continuing covenants, indemnities or other payment obligations that would reasonably be expected to result in the receipt or making of future payments by the Company or any of its subsidiaries in excess of USD 1,000,000 or (C) any other material obligations;

(viii)

each Contract pursuant to which the Company or any of its subsidiaries has continuing obligations or interest involving (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones, in each case in excess of USD 1,000,000 of future payments in the aggregate or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or any of its subsidiaries, in each case in excess of USD 1,000,000 of future payments in the aggregate;

(ix)

each Contract under which the Company or any of its subsidiaries licenses, sublicenses or otherwise grants or receives Intellectual Property Rights from or to any third party (other than off-the-shelf, commercially available and/or “shrink-wrap” agreements entered into in the ordinary course of business), except for such licenses, sublicenses and other rights that are not material to the Company and its subsidiaries, taken as a whole;

(x)

each Contract for the lease of real property with annual payments by the Company and its subsidiaries in excess of USD 1,000,000 or any future indemnification obligations in respect of any real property;

(xi)

any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xii)

any Contract that is an employment or consulting agreement with any executive officer or other employee of the Company or any Company subsidiary or member of the Company Board earning an annual salary or fee from the Company or any Company subsidiary in excess of USD 250,000; and

(xiii)

any Contract with any Affiliate, director, executive officer, person holding 5% of more of the Company Shares, or to the knowledge of the Company, any Affiliate or immediate family member of any of the foregoing; and

(b)

neither the Company nor any of its Affiliates (including, for the avoidance of doubt, the Company), nor, to the knowledge of the Company, any other party to a Material Contract, has materially breached or violated any material provision of, or taken or failed to take any action which, with or without notice, lapse of time, or both, would constitute a material breach under the provisions of such Material Contract, and, since 31 December 2022 to the date of this Agreement, neither the Company nor any of its Affiliates has received written notice that it has materially breached, materially violated or defaulted under any Material Contract;

11.1.19

Environmental Matters: (i) the Company and each of its subsidiaries is in material compliance with applicable Environmental Laws; and (ii) as of the date of this Agreement, there are no Actions pending or, to the knowledge of the Company, threatened in writing, against the Company or any of its subsidiaries alleging that the Company or any of its subsidiaries is violating any applicable Environmental Law in any material respects. The representations and warranties made by the Company in this Clause 11.1.19, together with the representations and warranties set forth in Clause 11.1.6 (Governmental Authorisation) are the sole and exclusive representations and warranties made regarding environmental, health or safety matters, Environmental Laws, Environmental Permits or Hazardous Materials;

11.1.20

Insurance: The Company maintains insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. To the Company’s knowledge, all material insurance policies are in full force and effect, no written notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder. As of the date of this Agreement, there is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies;

11.1.21

Opinion of Financial Adviser: the Special Committee has on or prior to the date of this Agreement received the opinion of its Financial Adviser, dated on or about the date hereof, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the consideration proposed to be paid to the holders of Company Shares (other than the Excluded Shares) is fair, from a financial point of view, to such holders. The Company shall deliver or make available to Bidco solely for informational purposes a copy of the signed opinion following the date of this Agreement;

11.1.22

Finders’ Fees: except for the Company’s Financial Adviser, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorised to act on behalf of the Company who might be entitled to any fee or commission from the Company in connection with the Acquisition. The Company has made available to Bidco or its Representatives a true and complete copy of all agreements with its Financial Adviser pursuant to which it would be entitled to any payment relating to the Acquisition; and

11.1.23	Employees and Benefit Plans:

(a)	each Benefit Plan has been operated, funded and administered in material compliance with its terms and applicable Law;

(b)	the Benefit Plans do not include any defined benefit pension schemes or any liability for such schemes;

(c)

none of the Company, any of its subsidiaries nor any employer, trade or business that could at any time be treated as a “single employer” with the Company or any of its subsidiaries under Section 414 of the Internal Revenue Code or Section 4001(b)(1) of ERISA has ever sponsored, maintained, contributed to or been required to contribute to, or has any Liability in respect of, (i) a plan that is or was subject to Title IV of ERISA, (ii) a plan that is or was subject to the minimum funding rules of Section 302 of ERISA or Section 412 of the Internal Revenue Code, or (iii) any defined benefit pension plan;

(d)	except as required under applicable Law, no Benefit Plan provides health or welfare benefits following retirement or other termination of employment or service;

(e)

except as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in conjunction with any other event) could (i) result in any payment or benefit to any current or former employee, director or individual independent contractor of the Company or any of its subsidiaries, (ii) directly or indirectly cause or result in the acceleration or increase of any obligation or benefits under any Benefit Plan, including accelerated vesting or payment of any compensation or benefits under, or the required funding of, any Benefit Plan, (iii) limit or restrict the ability of the Company or its subsidiaries, as applicable, to modify, amend or terminate any Benefit Plan, or (iv) require any current or former employee or independent contractor of the Company to be notified of or consent to the transactions;

(f)

no current or former employee, director or independent contractor of the Company or any of its subsidiaries has received or could receive any payments or benefits under any Benefit Plan (other than any agreements or plans implemented by Bidco) that have resulted or could result, individually or in combination with any other payments or benefits, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code;

(g)

no current or former employee, director or independent contractor of the Company or any of its subsidiaries is entitled to a gross-up, reimbursement or other payment in respect of any Taxes under Section 4999 of the Internal Revenue Code (or any corresponding provisions of state, local or non-U.S. tax Law) or otherwise in respect of any payments or benefits that may be paid in connection with or following the consummation of the transactions contemplated by this Agreement;

(h)

none of the Company or any of its subsidiaries is a party to or bound by a collective bargaining agreement or other agreement with any labour organisation and neither the Company nor any of its subsidiaries recognises a labour union or organisation in relation to its employees;

(i)

there is no labour strike, dispute, slowdown, stoppage, picketing, lockout or other similar labour activity pending or threatened in writing against or affecting the Company or any its subsidiaries, nor has there been any such action or event during the three years prior to the date of this Agreement;

(j)	the Company and each of its subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with respect to all Laws relating to labour and employment;

(k)

there is no action or proceeding pending or, to the Company’s knowledge, threatened with respect to or involving any Benefit Plans, employees (in their capacities as such) or employment-related matters. To the Company’s knowledge, in the last three (3) years, no allegations or sexual harassment or misconduct have been made to the Company or any of its subsidiaries involving any of their respective current or former employees, directors or individual independent contractors; and

(l)	no employee with a title of “vice president” or above is employed under a non-immigrant work visa or other work authorisation that is limited in duration;

11.1.24

Privacy and Data Security: The Company has materially complied with all applicable Privacy Laws relating to Processing of Personal Information (including the Personal Information of employees, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists). The Company has materially complied with each of its written and published policies and procedures concerning the privacy and security of Personal Information (the “Privacy Policies”). No claims have been asserted or, to the knowledge of the Company, threatened against the Company by any Person or Governmental Authority alleging a material violation of Privacy Laws. To the knowledge of the Company, no material Security Breach of Personal Information Processed by the Company has occurred.

11.1.25

No Other Representations or Warranties: except in the case of fraud, the Company acknowledges and agrees that: (a) the only representations, warranties, covenants and agreements made by Bidco or any of its Affiliates or Representatives or any other person are the representations, warranties, covenants and agreements made in this Agreement; and (b) neither Bidco nor any other person has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding Bidco furnished or made available to the Company and its Representatives except as expressly set forth in this Agreement.

11.2	Bidco represents and warrant to the Company that:

11.2.1

Corporate Existence and Power: Bidco is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorisations, Permits, consents and approvals required to carry on its business as now conducted, except for those licences, authorisations, Permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Bidco Material Adverse Effect. Bidco is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary or applicable, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Bidco Material Adverse Effect;

11.2.2

Corporate Authorisation: Bidco has the requisite power and authority to enter into and perform its obligations under this Agreement in accordance with the terms hereof. The execution and delivery of this Agreement have been duly and validly authorised by the Bidco Directors;

11.2.3

Binding Obligations: assuming due authorisation, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligations of Bidco and is enforceable against Bidco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity;

11.2.4	Non-Contravention: the execution, delivery and performance by Bidco of this Agreement and the consummation of the Acquisition do not and will not:

(a)	contravene, conflict with, or result in any violation or breach of any provision of its or its subsidiaries’ constitutional documents;

(b)	require the approval of its shareholders (other than a shareholder approval referred to in this Agreement);

(c)	assuming compliance with the matters referred to in Clause 11.2.5, contravene, conflict with or result in a violation or breach of any provision of any applicable Law;

(d)

assuming compliance with the matters referred to in Clause 11.2.5, require any payment to or consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Bidco or any of its subsidiaries is entitled under any provision of any Contract or other instrument binding on Bidco or any of its subsidiaries or any Contract, license, franchise, Permit, certificate, approval or other similar authorisation affecting, or relating in any way to, the assets or business of Bidco and its subsidiaries;

(e)	result in the creation or imposition of any Lien on any asset of Bidco,

with only such exceptions, in the case of each of Sub-Clauses (c) through (e), as would not reasonably be expected to have, individually or in the aggregate, a Bidco Material Adverse Effect;

11.2.5

Governmental Authorisation: the execution, delivery and performance by Bidco of this Agreement, the consummation by it of the Acquisition and the implementation of the Scheme requires no action by or in respect of, or filing with, any Governmental Authority other than: (i) compliance with the provisions of the Act; (ii) compliance with any applicable Competition Laws; (iii) compliance with any applicable requirements of applicable US securities laws; and (iv) any actions, authorisations, consents, approvals or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Bidco Material Adverse Effect;

11.2.6	Capitalisation: the entire issued and outstanding share capital of Bidco is owned, legally and beneficially, by Syncona Portfolio Limited, free and clear of all Liens and transfer restrictions;

11.2.7

Litigation: as of the date hereof, there is no material Action or suit (or any basis therefor) pending against, or, to the knowledge of Bidco, threatened against, Bidco or any of its subsidiaries, that would reasonably be expected to prevent Bidco from being able to comply with its obligations pursuant to this Agreement;

11.2.8

Finders’ Fees: there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorised to act on behalf of Bidco who might be entitled to any fee or commission from Bidco in connection with the Acquisition; and

11.2.9	No Other Representations or Warranties: except in the case of fraud, Bidco acknowledges and agrees that: (a) the only representations, warranties, covenants and agreements made by the

Company or any of its Affiliates or Representatives or any other person are the representations, warranties, covenants and agreements made in this Agreement; and (b) neither the Company nor any other person has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Bidco and its Representatives except as expressly set forth in the Transaction Documents.

11.3	Each of the representations and warranties in this Clause 11 shall be construed as separate and shall not be limited or restricted by the terms of any other such representation or warranty.

12.	Termination

12.1	This Agreement may be terminated as follows:

12.1.1	upon agreement in writing between Bidco and the Company at any time prior to the Effective Date;

12.1.2	by the Company, in accordance with Clause 10.5(b), subject to the Company having complied with Clauses 10.2 through 10.7;

12.1.3	by either Bidco or the Company, by written notice to the other, if:

(a)

the Circular is not distributed to the Company Shareholders in accordance with Clause 6.8 (provided that the right to terminate this Agreement pursuant to this Clause 12.1.3(a) shall not be available to a Party whose breach of any provision of this Agreement shall have been the primary cause of such failure to distribute the Circular in accordance therewith); or

(b)

an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition and such injunction shall have become final and non-appealable (provided that the right to terminate this Agreement pursuant to this Clause 12.1.3(b) shall not be available to a Party whose breach of any provision of this Agreement shall have been the primary cause of such injunction).

12.1.4	by Bidco, by written notice to the Company, if at any time after the date of this Agreement:

(a)	the Special Committee notifies Bidco or publicly states that it no longer recommends (or intends to recommend) that the Company Shareholders vote in favour of the Acquisition;

(b)

following the Court Meeting or the General Meeting the Special Committee notifies Bidco in writing or publicly states that the Company will not seek the sanctioning of the Scheme by the Court or the Company announces that it has adjourned or postponed the Court Hearing;

(c)

(i) the Special Committee effects a Company Adverse Change Recommendation; (ii) the Special Committee shall have failed to include the Special Committee Recommendation in the Circular or the Schedule 14D-9 (as applicable) when published; or

(d)

the Company breaches any of its representations and warranties set out in Clause 11 or fails to perform any covenant or obligation in this Agreement on the part of the Company such that the Condition set forth in paragraph 3 of Part A of Schedule II (Conditions) would not be satisfied and cannot be cured by the Company by the Long Stop Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Bidco gives the Company written notice of such breach or failure to perform; provided, however, that Bidco shall not have the right to terminate this Agreement pursuant to this Clause 12.1.4(d) if Bidco is then in material breach of any representation, warranty, covenant or obligation hereunder, each of (a) to (d) being a “Relevant Withdrawal Event”; provided that for the purposes of this Clause 12.1.4, any holding statement(s) issued by the Special Committee to the Company Shareholders following a change of circumstances shall not itself constitute a Relevant

Withdrawal Event so long as any such holding statement contains an express statement that such recommendation is not withdrawn and does not contain a statement that the Special Committee intends to withdraw such recommendation;

12.1.5	by the Company, by written notice to Bidco if:

(a)

Bidco breaches any of its representations and warranties set out in Clause 11 or fails to perform any covenant or obligation in this Agreement on the part of Bidco, in each case, if such breach or failure would reasonably be expected to prevent Bidco from consummating the transactions contemplated by this Agreement and such breach or failure cannot be cured by Bidco by the Long Stop Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Bidco gives the Company written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Clause 12.1.5 if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(b)

the Special Committee does not provide its consent to the Acquisition being implemented by way of a Takeover Offer pursuant to Clause 5.3 and Bidco subsequently proceeds to make a Takeover Offer; provided that, if the Agreement is terminated in accordance with this Clause 12.1.5(b), the Company’s obligations pursuant to Clause 5.4 in relation to such Takeover Offer shall survive termination for the duration of such Takeover Offer; or

12.1.6

by either Bidco or the Company, by written notice to the other, if the Effective Date has not occurred by the Long Stop Date, provided that, notwithstanding any other provision of this Agreement, the right to terminate this Agreement pursuant to this Clause 12.1.6 shall not be available to any Party whose material breach of this Agreement has caused the failure of the Effective Date to have occurred by the Long Stop Date.

12.2

Subject to the provisions of this Agreement which are expressly provided to survive termination in Clause 12.3, and without prejudice to any liability of any Party in respect of any antecedent breach hereof or to any accrued rights of any Party hereto, if this Agreement is terminated pursuant to this Clause 12, this Agreement shall terminate and there shall be no other liability between the Company, on the one hand, or Bidco, on the other hand.

12.3

The Confidentiality Agreement and Clauses 1 (Interpretation), 13 (Fees, Costs, Payments and Transfer Taxes), 14 (Remedies and Waivers), 15 (Invalidity), 16 (Notices), 17 (Entire Agreement; Severance), 18 (General; No Third Party Rights) and 19 (Governing Law) shall survive termination of this Agreement and in the event of the termination of this Agreement no Party shall have any liability other than for fraud or wilful and material breach of this Agreement prior to termination.

12.4

No Party shall have any right to terminate this Agreement, whether under this Agreement or otherwise, except as expressly set out in Clause 12.1 (and if, by operation of law, any Party has such a right, it undertakes not to exercise such right).

13.	Fees, Costs, Payments and Transfer Taxes

13.1

Without prejudice to its other rights pursuant to this Agreement (or in relation to a breach by any Party of the terms of this Agreement), each Party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and any other agreement incidental to the implementation of the Acquisition or referred to in this Agreement.

13.2

Notwithstanding any other provision of this Agreement, all Tax Returns with respect to any excise, sales, use, transfer (including real property transfer), Stamp Duty, documentary, filing, recordation and other similar taxes arising directly or indirectly from the entry into this Agreement or the Acquisition (“Transfer Taxes”) shall be timely filed by the Party responsible for such filing under applicable Law (provided that the Parties hereto shall cooperate in the preparation and filing of any Tax Returns with respect to the Transfer Taxes, including by promptly supplying any information in their possession that is reasonably necessary for the preparation and timely filing of such Tax Returns or the payment of any amounts pursuant to this Clause 13.2). All Stamp Duty (and all reasonable out-of-pocket costs for the preparation of such Tax Returns) shall be borne by Bidco.

13.3

Bidco shall be entitled to deduct and withhold (or to direct the Company to deduct and withhold) from the Consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any applicable Laws related to Tax. To the extent that amounts are so deducted and withheld and timely remitted to the appropriate Tax Authority by Bidco (or the Company), such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which Bidco (or the Company) made such deduction and withholding. Any amount so withheld will timely be remitted to the appropriate Governmental Authority.

14.	Remedies and Waivers

14.1

No delay or omission by any Party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall affect that right, power or remedy or operate as a waiver of it.

14.2	No waiver of any right, power or remedy provided by law or under this Agreement shall have effect unless given by notice in writing and executed by or on behalf of each of the Parties.

14.3

The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

14.4	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

14.5

Without prejudice to any other rights and remedies which a Party may have, each Party (each being, as applicable, for the purposes of this Clause 14 the “undertaking party”) acknowledges and agrees that the other Party would be materially harmed by a breach of any of the provisions of this Agreement and that damages alone would not be an adequate remedy for any such breach. Accordingly, the undertaking party acknowledges that the other Party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and the undertaking party agrees that it shall not contest the appropriateness or availability thereof), for any threatened or actual breach of any provision of this Agreement and no proof of special damages shall be necessary for the enforcement by a Party of its rights under this Agreement.

14.6

This Agreement may be executed in any number of counterparts, and by or on behalf of the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

15.	Invalidity

15.1

If any provision of this Agreement is held to be illegal, void, invalid or unenforceable under the laws of any jurisdiction, the legality, validity and enforceability of the remainder of this Agreement in that jurisdiction shall not be affected, and the legality, validity and enforceability of the whole of this Agreement in any other jurisdiction shall not be affected.

15.2

If this Agreement would require a Party to do or omit to do anything that would be contrary to the Act or applicable Law, then the Parties shall endeavour to comply with this Agreement in a manner that is not contrary to the Act or applicable Law as the case may be, but if that is impossible then the relevant provision of this Agreement shall, to that extent, be of no force or effect.

16.	Notices

16.1

Notices under this Agreement shall be given in writing by personal delivery, international courier, facsimile or email transmission (with a copy despatched by personal delivery or international courier) and shall be effective when received. Notices shall be given as follows:

16.1.1	if to the Company:

For the attention of:	General Counsel

Address:	c/o Freeline Therapeutics, Inc. 915 Broadway, Suite 1005 New York, NY 10010

Email:	general.counsel@freeline.life

Copied to (but shall not constitute notice to the Company):	Skadden, Arps, Slate, Meagher & Flom (UK) LLP Attention: Scott Hopkins / Craig Kelly

Address:	22 Bishopsgate, London EC2N 4BQ, United Kingdom

Email:	scott.hopkins@skadden.com and craig.kelly@skadden.com

16.1.2	if to Bidco:

For the attention of:	Company Secretary

Address:	c/o Syncona Investment Management Limited 8 Bloomsbury Street, London WC1B 3SR, United Kingdom

Email:	company.secretary@synconaltd.com

Copied to (but shall not constitute notice to Bidco):	Simmons & Simmons LLP Attention: Colin Bole and Mark Curtis

Address:	CityPoint, One Ropemaker Street, London, EC2Y 9SS

Email:	Colin.Bole@simmons-simmons.com Mark.Curtis@simmons-simmons.com

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C

Attention: Matthew J. Gardella/Matthew W. Tikonoff

Address:	One Financial Center, Boston, MA 02111, USA

Email:	mgardella@mintz.com mwtikonoff@mintz.com

or to such other address or email (as applicable) as may from time to time be notified in writing by the recipient to each other Party as being the recipient’s address, facsimile number or email (as applicable) for notice.

16.2	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given:

16.2.1	if personally delivered, at the time of delivery;

16.2.2	if sent by international courier, at the time that delivery at the address referred to in Clause 16.1 is acknowledged to the relevant international courier; or

16.2.3

if sent by facsimile or email transmission, upon receipt by the sender of a transmission report or confirmation (or other appropriate evidence) that the facsimile or email has been transmitted to and received in full by the addressee, provided that where delivery or transmission occurs after 5:00 p.m. on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9:00 a.m. on the next following Business Day.

17.	Entire Agreement; Severance

17.1

The Transaction Documents constitute the whole and only agreement among the Parties relating to the subject matter hereof and thereof and supersede any previous agreement whether written or oral among the Parties in relation to the subject matter hereof and thereof.

17.2	Each Party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement.

17.3

No Party shall have any right of action against any other Party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement. Nothing in this Clause 17.3 shall limit the liability of any Party in respect of any fraud, fraudulent misrepresentation or misstatement. For the purposes of this Clause 17.3, pre-contractual statement means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement.

17.4

If any provision of this Agreement is declared by any legal or other competent authority to be void or otherwise unenforceable, that provision shall be severed from the Agreement and the remaining provisions of this Agreement shall remain in full force and effect.

18.	General; No Third Party Rights

18.1	Nothing in this Agreement and no action taken by the Parties under this Agreement shall constitute a partnership, association, joint venture or other co-operative entity among any of the Parties.

18.2

No amendment, variation, change or addition to this Agreement shall be effective or binding on any party unless made in writing and executed by or on behalf of each of the Parties. No waiver of any provision of this Agreement shall be effective unless such waiver is in writing and executed by or on behalf of the Party waiving such provision.

18.3

This Agreement is personal to the Parties and no Party shall assign, transfer or create a trust over all or any part of the benefit of, or its rights or benefits under, this Agreement without the prior written consent of the other Parties. Notwithstanding the foregoing, Bidco may, upon written notice to the Company, assign to an Affiliate its rights, interests and obligations under this Agreement, provided that no such assignment shall: (i) relieve Bidco of its obligations hereunder; or (ii) adversely impact in any respect the Company or its rights hereunder or materially impede or delay in any way the Acquisition.

18.4

Except for the D&O Indemnified Parties (which shall have the right to enforce the terms of Clauses 6.10 to 6.13), the Parties do not intend that any term of this Agreement should be enforceable by any person who is not a party to this Agreement by virtue of the Contracts (Rights of Third Parties) Act 1999 or otherwise.

19.	Governing Law

19.1

This Agreement (together with all documents to be entered into pursuant to it which are not expressed to be governed by another law) and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

19.2

Each of the Parties agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any claim, legal action, proceedings, dispute or matter of difference which may arise out of or in connection with this Agreement (including claims for set-off or counterclaim) or the legal relationships established by this Agreement, whether contractual or non-contractual (“Proceedings”).

19.3

Each of the Parties irrevocably submits to the exclusive jurisdiction of the courts of England and Wales and waives any objection to any Proceedings in such courts or on the grounds of venue or on the grounds that such Proceedings have been brought in an inappropriate forum.

19.4	Each of the Parties agrees that a judgment against it in the courts of England and Wales may be enforced against it in any other jurisdiction in accordance with the laws of that jurisdiction.

20.	No Survival of Representations and Warranties

None of the representations and warranties contained in this Agreement, the Disclosure Schedule, or in any certificate or schedule or other document delivered by any person pursuant to this Agreement shall survive the Acquisition.

AS WITNESS WHEREOF this Agreement has been executed and delivered as a deed on the date which first appears above.

Executed and delivered as a DEED by FREELINE THERAPEUTICS HOLDINGS PLC in the presence of:	) ) )	/s/ Michael Parini

Witness Signature:	)	/s/ Chip McCorkle
)

Witness Name:		Chip McCorkle

Witness Address:		915 Broadway, Ste 1005, NY, NY 10010

Witness Occupation:		Attorney

Executed and delivered as a DEED by BIDCO 1354 LIMITED acting by:

Andrew Cossar, a Director	)	/s/ Andrew Cossar
Signature of Director:	)
)

Alexander Hamilton, a Director	)	/s/ Alexander Hamilton
Signature of Director:	)
)

SCHEDULE I

INDICATIVE TIMETABLE

Event	Time/Date

Signing of this Agreement	P

Publication of the Announcement	P

Filing of Schedule 13E-3 containing the Circular with the SEC	P + 15

Publication of Circular	P + 34

Voting Deadline	P + 60

Voting Record Time	P + 61

Latest time for Company Shareholders who hold their Company Shares in uncertificated form to make electronic proxy appointments	P + 61

Latest time for Company Shareholders who hold their Company Shares in certificated form to lodge the Form of Proxy	P + 61

Court Meeting and General Meeting	P + 62

Last day of dealings in ADSs on Nasdaq	P + 76

Scheme Record Time	P + 76

Court Hearing to sanction the Scheme	P + 78

Effective Date	P + 80

Cancellation of listing of ADSs on Nasdaq	P + 83

Long Stop Date	22 May 2024

SCHEDULE II

CONDITIONS

Part A

Conditions to the Acquisition

The Acquisition will be conditional upon the Scheme becoming unconditional and becoming effective by no later than 11:59 p.m. on the Long Stop Date.

Scheme approval

1.	The Scheme will be conditional upon:

(a)

(i)

its approval by a majority in number of the Company Shareholders (other than Bidco and its Affiliates) representing not less than 75 per cent. in value of the Company Shares (other than the Excluded Shares) (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting that may be required by the Court or at any adjournment of any such meeting;

(b)

(i)	all resolutions necessary to approve and implement the Scheme being duly passed by the requisite majority or majorities at the General Meeting or at any adjournment of that meeting;

(c)

(i)

the sanction of the Scheme by the Court with or without modification (but subject to any such modification being acceptable to Bidco and the Company) and, following such sanction, the delivery of a copy of the Court Order to the Registrar of Companies; and

(ii)	the Court Hearing being held on or before the date immediately preceding the Long Stop Date (or such later date, if any, as Bidco and the Company may agree and the Court may allow).

If any Condition referred to in paragraphs 1(a) to 1(c) is not capable of being satisfied by the date specified therein, Bidco shall make an announcement through GlobeNewswire or another national news wire service as soon as practicable and, in any event, by not later than 7:00 a.m. (New York time) on the Business Day following the date so specified, stating whether Bidco has invoked that Condition or, with the agreement of the Company, specified a new date by which that Condition must be satisfied.

In addition, Bidco and the Company have agreed that the Acquisition will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless the following Conditions have been satisfied or, where relevant, waived.

No restraints

2.

No Law shall have been enacted, issued, enforced or entered into, and no preliminary or permanent injunction, judgment or ruling shall have been issued by any Governmental Authority that is, in either case, in effect and enjoins, restrains, prevents or prohibits or otherwise makes illegal the Acquisition.

Accuracy of representations and warranties

3.

Except as Disclosed, (i) the representations and warranties set forth in Clause 11.1.1 (Corporate Existence and Power), Clause 11.1.2 (Subsidiaries), Clause 11.1.3 (Organisational Documents), Clause 11.1.4

(Corporate Authorisation), Clause 11.1.5 (Binding Obligations), Clause 11.1.8(c) -11.1.8(e) (Capitalisation; Indebtedness), Clause 11.1.10(a) (Absence of Certain Changes), Clause 11.1.21 (Opinion of Financial Adviser) and Clause 11.1.22 (Finders’ Fees) of this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Company Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Company Material Adverse Effect) as of the date of this Agreement and as at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing, as though made at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing (expect to the extent such representations and warranties are made as of an earlier date, in which case as of such earlier date); (ii) the representations and warranties set forth in Clause 11.1.8(a) and 11.1.8(b) (Capitalisation) of the Implementation Agreement shall be true and correct in all respects other than de minimis inaccuracies as of the date of the Implementation Agreement and as at 11.59 p.m. (London time) on the date immediately preceding the date of the Court Hearing, as though made as at 11.59 p.m. (London time) on the date immediately preceding the date of the Court Hearing (except to the extent such representations and warranties are made as of an earlier date, in which case as of such earlier date) and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing, as though made as at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing (except to the extent such representations and warranties are made as of an earlier date, in which case as of such earlier date), except in the case of this paragraph 3(iii) where such failure(s) to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Compliance with terms of the Agreement

4.

The Company shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed or complied with by it at or prior to 9.00 a.m. on the date of the Court Hearing.

No Company Material Adverse Effect

5.	Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing;

Delivery of officer’s certificate

6.

The Company shall have delivered to Bidco a certificate, effective as of 9.00 a.m. on the date of the Court Hearing and signed by an authorised officer of the Company, certifying that the Conditions in paragraphs 2 to 5 have been satisfied.

NSI Act

7.

In the event that Bidco, acting reasonably and in good faith, is satisfied that the Acquisition is a notifiable acquisition within the meaning of section 6 of the NSI Act and, having made a notification as regards the Acquisition to the Secretary of State, the Secretary of State having notified Bidco:

(a)

that the notification requirement has been waived or is otherwise not required, on a basis which provides reasonable legal certainty to Bidco that completing the Acquisition will not be unlawful or result in the Acquisition being rendered legally void or incurring criminal or civil penalties; or

(b)	that no further action will be taken in relation to the Acquisition pursuant to Section 14(8)(b)(ii) of the NSI Act; or

(c)	by way of a final notification pursuant to Section 26 of the NSI Act, that no further action in relation to the call-in notice is to be taken; or

(d)	by way of a final order pursuant to Section 26 of the NSI Act, provided that such order does not prohibit consummation of the Acquisition.

Part B

Waiver and Invocation of the Conditions

Bidco reserves the right to waive, in whole or in part, all or any of the Conditions in Part A above, except for the Scheme Conditions which cannot be waived.

The Acquisition will be subject to the satisfaction (or waiver, with respect to the Conditions other than the Scheme Conditions) of the Conditions in Part A above, and to certain further terms set out in Part C below and to the full terms and conditions that will be set out in the Circular.

Conditions 1(a)(i), 1(b)(i) and 2 to 7 (inclusive) must be fulfilled, determined by Bidco to be or to remain satisfied or (if capable of waiver) waived, by no later than 9.00 a.m. on the date of the Court Hearing, failing which the Acquisition will lapse. Bidco shall be under no obligation to waive or treat as satisfied any of Conditions 2 to 7 (inclusive) by a date earlier than the latest date specified above for the fulfilment or waiver thereof, notwithstanding that the other Conditions to the Acquisition may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

Part C

Certain further terms of the Acquisition

The Acquisition will lapse if the Scheme does not become effective by 11.59 p.m. on the Long Stop Date.

The availability of the Acquisition to persons not resident in the U.K. or U.S. may be affected by the Laws of the relevant jurisdictions. Persons who are not resident in the U.K. or U.S. should inform themselves about, and observe, any applicable requirements. Company Shareholders who are in any doubt about such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay and observe any applicable requirements.

This Acquisition will be governed by English law and be subject to the jurisdiction of the English courts and to the Conditions set out in the Circular.

Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

The Company Shares will be acquired by Bidco (or its nominee) with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the date of this Announcement or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Company Shares.

SCHEDULE III

ANNOUNCEMENT

SCHEDULE IV

COMPANY INCENTIVE ARRANGEMENTS

[***]

SCHEDULE V

SENIOR EMPLOYEES

[***]

SCHEDULE VI

DISCLOSURE SCHEDULES

[***]

ANNEX B – OPINION OF LEERINK PARTNERS LLC

Annex B

November 21, 2023

The Special Committee of the Board of Directors of

Freeline Therapeutics Holdings plc

Sycamore House, Gunnels Wood Road

Stevenage, Hertfordshire SG1 2BP

United Kingdom

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares (other than Excluded Shares, as defined below) of Freeline Therapeutics Holdings plc, a public limited company incorporated in England and Wales (the “Company’’), of the Consideration (as defined below) proposed to be paid to such holders in the proposed acquisition of the ordinary share capital of the Company by Syncona Investment Management Limited, a company incorporated in England and Wales (“Syncona”), to be effected by way of a scheme of arrangement (the “Scheme”) under Part 26 of the UK Companies Act 2006, as amended (the “Act”), or, at the election of Bidco (as defined below) and with the consent of the Special Committee (as defined below), by means of a Takeover Offer within the meaning of Section 974 of the Act. Pursuant to the Scheme contemplated by the Implementation Agreement (the “Implementation Agreement”) among the Company and Bidco 1354 Limited, a company incorporated in England and Wales and a wholly owned subsidiary of Syncona Portfolio Limited, an affiliate of Syncona (“Bidco”), Bidco will acquire the entire issued and to be issued share capital of the Company (other than the Excluded Shares) for USD 0.433333 in cash (the “Consideration”) for each ordinary share, with a par value of GBP 0.00001 each, including ordinary shares represented by American Depositary Shares (together, the “Company Shares”) (other than (i) any Company Shares held by Bidco or any of its affiliates, (ii) any Company Shares which are held by the Company as treasury shares, (iii) the deferred share in the Company with a par value of £100,000 issued to Benjamin Warriner, and (iv) the Unvested Employee Leaver Shares (collectively, as defined in the Implementation Agreement, the “Excluded Shares”)). The Consideration per Company Share is equivalent to a price of USD 6.50 per American Depositary Share. The Scheme and the other transactions summarized above are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Implementation Agreement.

We have been engaged by the Special Committee of the Board of Directors of the Company (the “Special Committee”) to act as its exclusive financial advisor in connection with the Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

BOSTON | CHARLOTTE | NASHVILLE | NEW YORK | SAN FRANCISCO	LEERINK.COM

The Special Committee of the Board of Directors of

Freeline Therapeutics Holdings plc

November 21, 2023

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of business, we may, in the future, provide investment banking services to the Company, Syncona, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Syncona, or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Syncona, and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Implementation Agreement, dated November 21, 2023, as provided to us by the Company; (ii) the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iii) the Company’s financial results for the fiscal quarters ended March 31, 2023 and June 30, 2023, included in the Company’s Reports of Foreign Issuer on Form 6-K, as filed by the Company with the SEC on May 30, 2023 and August 15, 2023, respectively; (iv) certain other Reports of Foreign Issuer on Form 6-K, as filed by the Company with, or furnished by the Company to, the SEC; and (v) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, as furnished to us and approved for our use by the Company for purposes of our analysis (the “Internal Data”). The Internal Data includes certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company (the “Company Forecasts”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we considered the results of our efforts on behalf of the Company to solicit, at the direction of the Special Committee, indications of interest from third parties with respect to a possible acquisition of or business combination with the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Company Forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby, and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company.

We have assumed, at your direction, that the final executed Implementation Agreement will not differ in any respect material to our analysis or this opinion from the last version of such document reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Bidco in the Implementation Agreement are and will continue to be true and correct in all respects material to our analysis.

The Special Committee of the Board of Directors of

Freeline Therapeutics Holdings plc

November 21, 2023

Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Implementation Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Company Shares (other than Excluded Shares) of the Consideration proposed to be paid to such holders pursuant to the terms of the Implementation Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Implementation Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Implementation Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Consideration proposed to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote (if applicable) with respect to the Scheme, tender shares (if applicable) in connection with any Takeover Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee (in its capacity as such) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

The Special Committee of the Board of Directors of

Freeline Therapeutics Holdings plc

November 21, 2023

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the terms of the Implementation Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ LEERINK PARTNERS LLC

ANNEX C – DIRECTORS, OFFICERS AND CONTROL PERSONS OF EACH FILING PERSON

1.	FREELINE THERAPEUTICS HOLDINGS PLC

The following table sets forth the name, address, country of citizenship, current role with Freeline Therapeutics Holdings Plc, material occupations, positions, offices or employment during the past five years, of each present director and executive officer of Freeline Therapeutics Holdings plc.

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five (5) Years; Certain Other Information
Michael J. Parini Chief Executive Officer Director Citizenship: United States of America	Michael J. Parini has served as Freeline’s Chief Executive Officer and a member of Freeline’s board of directors since 16 August 16 2021. Mr. Parini joined Freeline in March of 2021 as President and Chief Operating Officer. Mr. Parini served as Executive Vice President and Chief Administrative, Legal and Business Development Officer at Vertex Pharmaceuticals from March 2020 until February 2021, and as Executive Vice President and Chief Legal and Administrative Officer from January 2016 to March 2020.

James “Jay” Bircher Chief Technical Operations Officer Citizenship: United States of America	James “Jay” Bircher has served as Freeline’s Chief Technical Operations Officer since July 2021. Mr. Bircher joined Freeline from Abeona Therapeutics, which he joined in January 2018 and served as Chief Technology Officer from February 2020 to June 2021.

Pamela Foulds, M.D. Chief Medical Officer Citizenship: United States of America	Pamela Foulds, M.D. has served as Freeline’s Chief Medical Officer since November 2021. She served as chief medical officer at Auregen BioTherapeutics SA from 2017 to June 2020.

Nicole Jones, SPHR Chief People Officer Citizenship: United States of America	Nicole Jones, SPHR has served as Freeline’s Chief People Officer since July 2022. She joined Freeline from Merck & Co, Inc. where she served as Head of Global Talent Management & Leadership Development from February 2021 to July 2022. Ms. Jones served as Vice President, Talent Development at Strategic Education, Inc. from July 2019 to February 2021.

Paul Schneider Chief Financial Officer Director Citizenship: United States of America	Paul Schneider has served as Freeline’s Chief Financial Officer since May 2022 and a member of Freeline board of directors since 30 March 2023. Prior to joining Freeline, he was Senior Vice President, Finance and Operations at Exo Therapeutics from October 2020 to May 2022 and Senior Vice President, Finance at Casebia Therapeutics from July 2016 to September 2019.

Henning R. Stennicke, Ph.D. Chief Scientific Officer Citizenship: Denmark	Henning R. Stennicke, Ph.D. has served as Freeline’s Chief Scientific Officer since March 2022. Prior to joining Freeline, Dr. Stennicke most recently served as Senior Principal Scientist from December 2020 to February 2022 and as Corporate Project Vice President of Global Development, Biopharm, from August 2016 to December 2020 at Novo Nordisk. Dr. Stennicke is a director of at Spiro ApS since January 2021.

Christopher Hollowood, Ph.D. Chairman of the Board of Directors Citizenship: United Kingdom	Dr. Hollowood is employed by Syncona Investment (since 2016), currently as Chief Executive (since January 2023) and Chair

(since November 2023), and previously as Chief Investment Officer (between 2016 and 2022).

Dr. Hollowood serves as Chairman and Director of Freeline Therapeutics Holdings PLC, a biotechnology company (since 2020) and of Freeline Therapeutics Limited, a biotechnology company (between 2015 and 2021); Chairman and Director of Purespring Therapeutics Limited , a biotechnology company (since 2020); and Chairman and Director of Beacon Therapeutics Limited, a biotechnology company (since 2022).

Dr. Hollowood was previously the Chairman and Director of Gyroscope Therapeutics Holdings PLC, a biotechnology company (between 2021 and 2022) and of Gyroscope Therapeutics Limited, a biotechnology company (between 2016 and 2021); Chairman and Director of Nightstar Therapeutics plc, a biotechnology company (between 2017 and 2019); Chairman and Director of Swanbio Therapeutics Limited, a biotechnology company (between 2018 and 2023); Chairman and Director of Mosaic Therapeutics Limited, a biotechnology company (between 2022 and 2023); Chairman and Director of Forcefield Therapeutics Limited, a biotechnology company (between 2020 and 2023); and Director of Tier 1 Bio, Inc, an early-stage biologies company (during 2023).

Martin Andrews Non-Executive Director Citizenship: United Kingdom	Martin Andrews has been a member of Freeline’s board of directors since June 2020 and a member of the board of directors of Freeline Therapeutics Limited from November 2018 to February 2021. Mr. Andrews is a non-executive director of Evox Therapeutics Limited since May 2020 and Porton Biopharma Limited since June 2020. Mr. Andrews was a Director of New Context Ltd, a consultancy specialising in rare disease, gene therapy and vaccine commercialisation from August 2018 to October 2021.

Jeffrey Chodakewitz, M.D. Non-Executive Director Citizenship: United States of America	Jeffrey Chodakewitz, M.D. has been a member of Freeline’s board of directors since June 2020 and a member of the board of directors of Freeline Therapeutics Limited from September 2019 to February 2021. He served from April 2018 to March 2019 as Executive Vice President, Clinical Medicine and External Innovation at Vertex Pharmaceuticals. Dr. Chodakewitz also serves on the boards of directors of Adicet Bio since September 2020, Inc., Praxis Precision Medicines Inc. since April 2021 and Schrödinger, Inc. since May 2020 and served on the boards of directors of resTORbio from August 2018 to September 2020 and Tetraphase Pharmaceuticals from June 2014 to July 2020.

Julia P. Gregory Non-Executive Director Citizenship: United States of America	Julia P. Gregory has been a member of Freeline’s board of directors since June 2020 and a member of the board of directors of Freeline Therapeutics Limited from November 2019 to February 2021. Since April 2016, Ms. Gregory has served as Chair and CEO of Isometry Advisors, Inc. Ms. Gregory also serves as a non-executive director of biopharmaceutical companies, including Biohaven Ltd. since August 2017 and

Nurix Therapeutics since August 2019. She served as Managing Director of M.M. Dillon & Co. from June 2018 to June 2020, a non-executive director of IMV Inc. from June 2018 to January 2023, Iconic Therapeutics, Inc. from February 2017 to May 2022, Kuur Therapeutics from June 2018 to April 2021, The Sosei Group from June 2017 to March 2020 and Executive Chair of Cavion, Inc. from August 2018 to August 2019.

Colin A. Love, Ph.D. Non-Executive Director Citizenship: United Kingdom	Colin A. Love, Ph.D. has been a member of Freeline’s board of directors since March 2021. He is the Chief Operating Officer and co-founder of Replimune, a biotechnology company developing novel oncolytic immunotherapies since October 2015 and has served as the Director of Clove Consulting Ltd. since January 2015.

The common business address and telephone number for all the individuals above is as follows: Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2BP, United Kingdom and telephone number +44 (0) 1438 906870.

During the past five years, none of the individuals above was convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) nor were they parties to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

2.	SYNCONA LIMITED

The following table sets forth the name, address, country of citizenship, current role with Syncona Limited, material occupations, positions, offices or employment during the past five years, of each present director and executive officer of Syncona Limited.

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five (5) Years; Certain Other Information
Melanie Gee Chair Citizenship: United Kingdom	Melanie Gee is Chair of the Syncona Limited Board (since January 2020, joined the Board as a Non-Executive Director in June 2019). She is a Senior Adviser at Lazard & Co Ltd, a financial advisory and asset management firm, having joined as a managing director (in 2008) and an Advisor at Reggeborgh UK Limited, an investment company active in Europe, the UK and North America (since 2013).

She is Chair of Grosvenor Property UK (since September 2021), the UK property arm of Grosvenor, an international organization whose activities span urban property, food and agtech, rural estate management and support for philanthropic initiatives.

She was a Non-Executive Director at abrdn plc, an asset management business (November 2015 to October 2021), and Chair of Ridgeway Partners, a recruitment business (November 2016 to December 2020).

Julie Cherrington Non-Executive Director Citizenship: USA	Julie Cherrington is a Non-Executive Director of Syncona Limited (since February 2022). Julie is Chair/Executive Chair of Actym Therapeutics, a biotechnology company (since April

2022/July 2023); a Non-Executive Director of Mirati Therapeutics, a biotechnology company (since June 2019); Venture Partner at Brandon Capital, a life science investment business (since April 2022); a Non-Executive Director of Kisoji Biotechnology, a biotechnology company (since August 2021); a Non-Executive Director of MycRx, a biotechnology company (since December 2021); a Non-Executive Director of Sardona Therapeutics, a biotechnology company (since February 2021); and the chair of Tolremo Therapeutics, a biotechnology company (since April 2023).

She was a Non-Executive Director of Vaxart, a biotechnology company (September 2021 to August 2022); Non-Executive Director/CEO of Que Oncology, a biotechnology company (August 2019 to March 2022/September 2020 to October 2021); a Non-Executive Director of Rakovina Therapeutics, a biotechnology company (April 2021 to October 2021); and the CEO and Non- Executive Director of Arch Oncology, a biotechnology company (October 2017 to September 2020).

Cristina Csimma Non-Executive Director Citizenship: USA

Cristina Csimma is a Non-Executive Director of Syncona Limited (since February 2022). She is also a Non- Executive Director of Palisade Bio (formerly Seneca Biopharmaceuticals), a biotechnology company (since April 2017). Cristina was a Non-Executive Director and Chair of Caraway Therapeutics, a biotechnology company (April 2019 to December 2023), a Non-Executive Director of Aceragen (formerly Idera), a biotechnology company (April 2019 to August 2023), and Executive Chair of Forendo Pharma, a biotechnology company (April 2020 to December 2022).

Virginia Holmes Senior Independent Director Citizenship: United Kingdom

Virginia Holmes is a Non-Executive Director of Syncona Limited (since January 2021). She is also Chair of Unilever UK Pension Fund Trustees, responsible for the UK pension funds of an international consumer goods business (since June 2022); a Non-Executive Director of Intermediate Capital Group plc, a UK listed investment management business (since March 2017); and a Non-Executive Director of Murray International Trust plc, a UK listed investment company (since June 2022).

Virginia was a Non-Executive Director of European Opportunities Trust plc, a UK listed investment company (November 2017 to November 2023); a Non-Executive Director and (from 2013) Chair of USS Investment Management Ltd, the investment management subsidiary of Universities Superannuation Scheme, the main pension fund of UK universities (June 2011 to August 2021); and a Non-Executive Director and Chair of British Airways Pension Trustees, responsible for the UK defined benefit pension funds of an airline business (October 2015 to September 2020).

Robert Hutchinson Non-Executive Director Citizenship: United Kingdom	Mr. Hutchinson is a Non-Executive Director of Syncona Limited (since 2017). Mr. Hutchinson is also a Non-Executive Director of Ravenscroft Holdings, an investment services group (since

2018); and Non-Executive Director of Pantheon group entities based in Guernsey, a private markets investment business (since 2022).

Kemal Malik Non-Executive Director Citizenship: United Kingdom	Kemal Malik is a Non-Executive Director of Syncona Limited (since June 2020). He was a member of the Board of Management of Bayer AG, responsible for innovation across the Bayer group (2014 to 2019); and a Non-Executive Director at Acceleron Pharma, a biotechnology company (January 2020 to November 2021).

Gian Piero Reverberi Non-Executive Director Citizenship: Italy

Gian Piero Reverberi is a Non-Executive Director of Syncona Limited (since April 2018). He is Senior Vice President Europe, Canada and Latin America at Ferring Pharmaceuticals, a specialty pharmaceutical company (since April 2020).

Gian Piero was Senior Vice President and Chief Commercial Officer at Vanda Pharmaceuticals, a specialty pharmaceutical company (September 2015 to March 2020).

The common business address and telephone number for all the directors of Syncona Limited is as follows: Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RD Tel: +44 20 3981 7909.

During the past five years, none of the individuals above was convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) nor were they parties to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

3.	SYNCONA HOLDINGS

The following table sets forth the name, address, country of citizenship, current role with Syncona Holdings, material occupations, positions, offices or employment during the past five years, of each present director and executive officer of Syncona Holdings.

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five (5) Years; Certain Other Information
Robert Hutchinson Director Citizenship: United Kingdom	See description above under Syncona Limited.

Nicholas Moss Director Citizenship: United Kingdom	Mr. Moss, a resident of Guernsey, is a Director of Syncona Portfolio and Syncona Holdings (since 2016). Mr. Moss is also a Director of Syncona GP Limited (since 2012) and was previously a Director of Syncona Limited between 2016 and 2021. Mr. Moss was a founder and Director of Virtus Trust (between 2005 and 2020), a regulated international fiduciary business and was a director of several companies in the Virtus Trust group. He sold Virtus Trust to the Equiom group in 2017 and was appointed as a director of several Equiom group companies until his retirement from full time employment in July 2020. In the course of his employment Mr. Moss was also appointed as a director of several offshore investment holding companies held by discretionary trusts of which Virtus Trust (latterly Equiom) acted as trustee.

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five (5) Years; Certain Other Information

All these companies were passive investment or property holding entities. Mr. Moss now holds a personal fiduciary licence in Guernsey and acts as a Non-Executive Director for several Guernsey registered private investment holding companies, including Artemis Investment & Trading Limited (appointed in March 2022), Carraway Investments Limited (appointed in August 2020), Celeres Investments Limited (from Dec 2020) Global Village Capital Limited (from March 2022), Hafren Holdings Limited (appointed in September 2023), Shani Investments Limited (appointed in August 2022) Swarth Investments Limited (appointed in October 2020), TGPAM Limited (appointed from January 2021), and Wimpole Crescent GP Limited (appointed May 2023), and a number of Jersey based private trust companies including Bian Limited (appointed in March 2023), Galloway Limited (appointed in March 2023), and a Jersey company Eighe Limited (appointed in March 2023). He is also a director of Equator Investments Limited a Cayman Islands based regulated investment fund (appointed November 2014).

Mr. Moss was previously a director of Guernsey registered and London listed investment company BH Global Limited (until June 2019) and Carador Income Fund (until April 2020), a London listed investment company registered in Ireland.

The common business address and telephone number for all the directors of Syncona Holdings is as follows: Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RD Tel: +44 20 3981 7909.

During the past five years, none of the individuals above was convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) nor were they parties to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

4.	SYNCONA PORTFOLIO

The following table sets forth the name, address, country of citizenship, current role with Syncona Portfolio, material occupations, positions, offices or employment during the past five years, of each present director, executive officer and control person of Syncona Portfolio.

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five (5) Years; Certain Other Information
Robert Hutchinson Director Citizenship: United Kingdom	See description above under Syncona Limited.

Nicholas Moss Director Citizenship: United Kingdom	See description above under Syncona Holdings.

The common business address and telephone number for all the directors of Syncona Portfolio is as follows: Frances House, PO Box 273, Sir William Place, St. Peter Port, Guernsey, GY1 3RDTel: +44 20 3981 7909.

5.	SYNCONA INVESTMENT

The following table sets forth the name, address, country of citizenship, current role with Syncona Investment, material occupations, positions, offices or employment during the past five years, of each present director, executive officer and control person of Syncona Investment.

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five (5) Years; Certain Other Information
Dr. Christopher Hollowood Chief Executive Officer and Director Citizenship: United Kingdom

Dr. Hollowood is employed by Syncona Investment (since 2016), currently as Chief Executive (since January 2023) and Chair (since November 2023), and previously as Chief Investment Officer (between 2016 and 2022).

Dr. Hollowood serves as Chairman and Director of Freeline Therapeutics Holdings PLC, a biotechnology company (since 2020) and of Freeline Therapeutics Limited, a biotechnology company (between 2015 and 2021); Chairman and Director of Purespring Therapeutics Limited , a biotechnology company (since 2020); and Chairman and Director of Beacon Therapeutics Limited, a biotechnology company (since 2022).

Dr. Hollowood was previously the Chairman and Director of Gyroscope Therapeutics Holdings PLC, a biotechnology company (between 2021 and 2022) and of Gyroscope Therapeutics Limited, a biotechnology company (between 2016 and 2021); Chairman and Director of Nightstar Therapeutics plc, a biotechnology company (between 2017 and 2019); Chairman and Director of Swanbio Therapeutics Limited, a biotechnology company (between 2018 and 2023); Chairman and Director of Mosaic Therapeutics Limited, a biotechnology company (between 2022 and 2023); Chairman and Director of Forcefield Therapeutics Limited, a biotechnology company (between 2020 and 2023); and Director of Tier 1 Bio, Inc, an early-stage biologics company (during 2023).

Mr. Roel Bulthuis Managing Partner and Member of the Investment Committee Citizenship: Netherlands	Mr. Roel Bulthuis is a Managing Partner of Syncona Investment and serves on the investment committee of Syncona Investment Management Limited. He was previously the Managing Director of INKEF Capital from 2019 to 2023. Mr. Bulthuis was a Non-Executive Director of Ambagon (2020 to 2023), Quralis (2020 to 2023), VarmX (2020 to 2023), Salvia (2021 to 2023), Draupnir (2019 to 2023), iOnctura (2021 to 2023), Calypso (2021 to 2023), Scenic (2019 to 2023), NMD Pharma (2019 to 2023), Onward (2019 to 2022) and Comet Therapeutics (2019 to 2022).

Mr. Rolf Soderstrom Chief Financial Officer and Director Citizenship: United Kingdom	Mr. Soderstrom is the Chief Financial Officer and a Director of Syncona Investment Management Limited (since 2021) and holds various Director positions in the Syncona group. Mr. Soderstrom is a Non-executive Director of Sosei Heptares (since 2020) and Biopharma Credit PLC (since 2020). Mr. Soderstrom was previously CFO of BTG plc (between 2007 and 2018 and held various Director positions in the BTG group during that time) and was previously a Non-Executive Director of Ergomed PLC (between 2019 and 2021).

The common business address and telephone number for all the directors and executive officers of Syncona Investment is as follows: 8 Bloomsbury Street, London WC1B 3SR Tel: +44 20 3981 7909.

During the past five years, none of the individuals above was convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) nor were they parties to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

6.	BIDCO

The following table sets forth the name, address, country of citizenship, current role with Bidco, material occupations, positions, offices or employment during the past five years, of each present director and executive officer of Bidco.

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five (5) Years; Certain Other Information
Andrew Cossar Director Citizenship: United Kingdom	Mr. Cossar is Executive Partner, Head of Strategic Transactions at Syncona Investment (since 2023), having previously been General Counsel (since 2017).

Alexander Hamilton Investment Partner Citizenship: United Kingdom	Dr. Alexander Hamilton is an Investment Partner of Syncona Investment Management Limited, a healthcare investment fund, a position he has held since 6th February 2017. He has been a director on the board of SwanBio Therapeutics Limited, a biotechnology company developing gene therapies for neurological disorders, since 2020, and a director on the board of Anaveon AG, a biotechnology company developing novel biologics for applications in oncology, since March 2022.

The common business address and telephone number for all the directors and executive officers of Bidco 1354 Limited is as follows: 8 Bloomsbury Street, London WC1B 3SR Tel: +44 20 3981 7909.

During the past five years, none of the individuals above was convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) nor were they parties to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.